Form 10-K, Exhibit 13
period 1993-12-31
DPL INC
filed 1994-03-16
CIK 787250

                                                                Exhibit 13


                             Setting The Direction
                     (see appendix for artwork description)
                          Our People Making It Happen
                      (see appendix for photo description)
                           Neighbors Working Together
                     (see appendix for artwork description)
                               1993 Annual Report
                     (see appendix for artwork description)
                             Performing Responsibly








































                                    [cover]

                                    DPL Inc.

        DPL Inc. was formed in 1986 as a holding company. Its principal subsidiary is The Dayton Power and Light Company ("DP&L"). DP&L sells electricity and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio, and employs over 3,100 people. Electricity for DP&L's 24 county service area is generated at eight power plants and is distributed to 464,000 retail customers. On a wholesale basis, electric energy is supplied to 12 municipalities. Natural gas service is provided to 286,000 customers in 16 counties. DP&L also provides steam service to 200 customers in downtown Dayton for heating and industrial processing.

        The corporate offices of DPL Inc. are located at Courthouse Plaza Southwest, Dayton, Ohio 45402 (513) 224-6000

                               DP&L Service Area
                   (see appendix for description of artwork)

                               About This Report
        The interests of shareholders, employees and the community are all interrelated. These relationships are guided by the Board of Directors and Management setting the direction and creating the strategies.
        Those strategies are fulfilled by our employees making it happen and working together with the community. Performing responsibly in all these areas leads to greater value for the shareholder.

                                    Contents
               Setting The Direction..........................2-5
               Our People Making It Happen....................6-9
               Neighbors Working Together...................10-12
               Financial Review..........................13,15-16
               Financial & Statistical Summary.................14
               Financial Statements & Notes.................17-27
               Corporate Information...........................28

















                                 [inside cover]

                                      FINANCIAL AND OPERATING HIGHLIGHTS
                                                                   1993        1992          % change
- -------------------------------------------------------------------------------------------------------
Financial Performance:
Return on shareholders' equity  . . . . . . . . . . . . . . %      13.7        13.0
Earnings per share of common stock  . . . . . . . . . . . . $      1.42        1.34                6
Dividends paid per share  . . . . . . . . . . . . . . . . . $      1.12        1.08                4
Return on total capital . . . . . . . . . . . . . . . . . . %      11.0        11.2
Market value per share at December 31 . . . . . . . . . . . $    20-5/8      19-3/4                4
Book value per share at December 31 . . . . . . . . . . . . $     10.51        9.75                8
Total electric and natural gas revenues (millions). . . . . $   1,146.4     1,013.1               13
Taxes per share . . . . . . . . . . . . . . . . . . . . . . $      1.95        1.72               13
Number of common shareholders . . . . . . . . . . . . . . .      53,275      54,023               (1)
Cash provided by operating activities (millions)  . . . . . $     235.3       173.3               36

First Mortgage Bond Ratings:
  Duff & Phelps, Inc. . . . . . . . . . . . . . . . . . . .         AA-         A+
  Moody's Investors Service . . . . . . . . . . . . . . . .          A2         A2
  Standard & Poor's Corporation . . . . . . . . . . . . . .           A          A

Capital Investment Performance:
Construction additions (millions) . . . . . . . . . . . . . $      88.9       59.0                51
Construction expenditures paid from
   internal funds . . . . . . . . . . . . . . . . . . . . . %       100        100



DP&L Operating Performance:
Electric--

   Average price per kWh-retail and
    wholesale customers (calendar year)  . . . . . . . .  cents   6.07        5.69                 7
    Fuel efficiency--
      Heat rate--Btu per kWh  . . . . . . . . . . . . . . .       9,793      9,766                 -
      Industry average  . . . . . . . . . . . . . . . . . .      10,340     10,322                 -
      Fuel savings (millions) . . . . . . . . . . . . . . . $      12.0       11.7                 3
   System peak load--MW (calendar year)  . . . . . . . . . .      2,765      2,559                 8
   Reserve margin--capacity relative to peak load . . . . . %       9.1       17.9

Gas--
   Average price per MCF--retail customers
    (calendar year) . . . . . . . . . . . . . . . . . . . . $      5.42       4.36                24







                                       DPL Inc. 1993 Annual Report - 1

                                    Setting
                                 The Direction


                A new era of competition, regulatory change and
               business restructuring is proceeding at an accelerated rate. As elected representatives of all shareholders, your Board of Directors will continue to set the direction for the Company in this rapidly changing environment. The corporate governance process, established more than a decade ago, defines the Company's long-term business strategy that ensures a fair rate of return for our shareholders, while achieving industry-leading productivity and quality service for our customers.


     DPL Inc.'s Board of Directors has the primary responsibility of ensuring the long-term success of the corporation and balancing the needs of both the shareholders and customers. This is accomplished through the well-defined structure of the committees highlighted below, as well as the high level of commitment that each board member has to help shape the right decisions and to take the necessary actions. The strong, independent composition of the Board and the diversity of its members provide the leadership that keeps DP&L's performance at the forefront of the industry.


Finance and Audit Review Committee

     DPL Inc.'s actions have resulted in a solid financial foundation and industry-leading financial performance in 1993. The Finance and Audit Review Committee oversees the corporate financial plans and recommends policies and actions that ensure these achievements. This committee also establishes the corporate environment in relation to fiscal accountability and internal controls. In addition, it acts as the communications link between our independent auditors, the Board of Directors and the Company's internal auditors.

Compensation and Management Review Committee

     Development of corporate goals and reviewing the performance of officers and key management employees at DPL Inc. is the primary focus of this committee. Consisting entirely of


Robert J. Kegerreis
Ernie Green
Jane G. Haley
James F. Dicke, II



                        DPL Inc. 1993 Annual Report - 2
outside, non-employee members of the Board of Directors, this committee establishes the overall compensation plans for officers and directors, including performance-based incentive plans.

Executive Committee

     Setting the direction for the Company's long-range strategic planning and executive management development are the critical functions of the Executive Committee. This committee is also involved in developing the organizational structure to best achieve corporate objectives. Members are also on standby-- ready to respond immediately in the event of an emergency that requires immediate action.

     The non-employee members of this committee form the nominating committee for the Board of Directors. The committee identifies and screens candidates with the best overall qualifications and accomplishments. Selection is made without regard to race, gender or religious affiliation and on the basis of the individual's ability to make a significant contribution to the responsible and profitable conduct of DPL Inc.'s business.

Community and External Relations Committee of The Dayton Power and Light
Company

     Ensuring that the proper relationships between the Company and its many constituents-- shareholders, customers, governmental agencies, elected officials and the media-- remain strong is the key role of the Community and External Relations Committee. With DP&L's continuing focus on customer service, this committee plays a vital role in establishing new directions and
customer programs.   In 1993, two new economic development programs and a
number of new scholarship programs were approved, further enhancing the customer and community efforts of the Company.

Burnell R. Roberts
Thomas J. Danis
W August Hillenbrand

Directors

Thomas J. Danis (1)
Formerly Chairman and Chief Executive Officer,
The Danis Companies, Dayton, Ohio

James F. Dicke, II (2) (3)
President, Crown Equipment Corporation,
New Bremen, Ohio

Peter H. Forster (1) (3) (4)
Chairman, President and Chief Executive Officer, DPL Inc.
Chairman, DP&L, Dayton, Ohio

Ernie Green (1) (4)
President and Chief Executive Officer,
Ernie Green Industries, Dayton, Ohio

Jane G. Haley (1) (4)
President, Gosiger Inc., Dayton, Ohio

Allen M. Hill (1) (4)
President and Chief Executive Officer,
DP&L, Dayton, Ohio

W August Hillenbrand (1) (4)
President and Chief Executive Officer,
Hillenbrand Industries, Batesville, Indiana

Robert J. Kegerreis (1) (2) (3)
President Emeritus, Wright State University,
Dayton, Ohio

Burnell R. Roberts (2) (3)
Formerly Chairman and Chief Executive Officer,
The Mead Corporation, Dayton, Ohio

All Directors of DPL Inc. are also Directors of DP&L.
1993 Committee Assignments:
DPL Inc. - Finance and Audit Review (1)
Compensation and Management Review (2)
Executive (3)
DP&L - Community and External Relations (4)

                        DPL Inc. 1993 Annual Report - 3

                                    Creating
                                The Strategies:

         DPL Inc.'s management challenge is to maintain our position as a Company which represents a low risk financial investment for our shareholders in an increasingly competitive and higher risk industry while providing superior total returns.


Peter H. Forster                                    Allen M. Hill
Chairman & CEO, DPL Inc.                            President & CEO, DP&L
(see appendix for photo                             (see appendix for photo
 description)                                        description)

To Our Shareholders:

    DPL Inc. stands uniquely positioned as one of the top energy companies in the nation, dedicated and prepared to meet the challenges of the future. In 1993, contributions from our employees in every area combined to build on the strong foundation to position your Company as a major competitive force in a changing energy environment.

    Industry leading financial performance set new records in 1993. DPL Inc. achieved solid financial results in this year of unprecedented, industry-wide change. Earnings improved to $1.42 per share, from $1.34 per share in 1992. Return on shareholders' equity was 13.7%. Our market-to-book ratio of 196% is among the top ten in the nation for energy companies, demonstrating exceptional value. And, the price of DPL Inc. common stock reached an all-time high, with total return, including reinvested dividends, of 160% over the last five years. This compares to an industry average return of less than 70%.

    In February, we demonstrated our commitment to provide the best current return for you, our shareholders, by increasing the annual dividend by 5.4%, or 6 cents per share, representing the seventh annual increase in the last eight years. Cash flow is expected to continue to improve over the next several years, with our modest capital program and improved earnings quality. Earnings and dividends are expected to increase as the economy in West Central Ohio grows and we continue to hold the line on costs.

    For the second consecutive year, the credit rating of The Dayton Power and Light Company was upgraded in an industry that saw many downgrades in 1993.
The senior debt is now rated "AA-" by Duff & Phelps. This is a return to a level of credit worthiness last achieved by DP&L over twenty years ago. DP&L is one of only a handful of utilities whose debt ratings are trending upward in this new, more competitive business environment.

    In 1993, DP&L completed the largest financing program in its history. More than 75% of the Company's one billion dollars of outstanding long-term debt was affected. The program reduced the average cost of long-term debt to just under 8.0%, representing savings of approximately $8 million per year for many years to come. Future financial risk was also minimized by the extension of average maturities from fourteen years to nearly twenty-eight years.

    DP&L received high marks in 1993 for its performance. The efficiency of our generating plants, measured by heat rate, ranked third best in the nation in 1992, our


                        DPL Inc. 1993 Annual Report - 4
highest ranking ever. Heat rate, which is the amount of energy it takes to produce one kilowatt of electricity, was 9,793 Btu/kWh in 1993. Our efficiency has been among the best in the industry historically, with top ten status in nine of the last ten years.

    Combined high levels of efficiency and productivity keep our energy prices low and save customers millions of dollars every year. Over the last five years, our performance has saved customers a combined total of more than $145 million. In this competitive environment, operating a generating system which is consistently reliable and efficiently managed to meet customer needs at all times is vital to our future success. When we hit an all-time electric usage peak of 2,765 MW last July, we demonstrated our ability to meet the challenge and had every unit on-line to provide the necessary energy for our customers.
    In our Customer Service areas, we continue to actively manage operations and are seeing the results of our aggressive customer programs. All of our vital service results and comparisons reflected a successful year for our customer service team.

    Significant progress was made in 1993 to meet the energy needs of West Central Ohio in an environmentally safe and competitively priced manner. Our long-term energy and environmental plans were approved by the Public Utilities Commission of Ohio and in cooperation with many other parties involved in the proceedings. The implementation of these plans will be accomplished with lower amounts of capital provided entirely by internally generated funds. This strategy, in turn, will make our energy prices even more competitive.

    Our efforts and planning over the last decade have built financial strength, operational excellence and a strong commitment to customer service. This is what differentiates DPL Inc. from the rest of an increasingly competitive energy industry. These accomplishments will ensure a fair rate of return for the shareholder while providing quality service and competitive prices to every customer as we continue to build upon our strengths.

    As a final note, Dr. Robert J. Kegerreis will be retiring as a Director after the Annual Meeting of Shareholders in April. Dr. Kegerreis has served as a Director since 1975, making significant and lasting contributions during the most challenging and successful period of your Company's history. We offer our sincere appreciation to Dr. Kegerreis on behalf of all of our Shareholders, Directors, Customers and Employees and wish him well in his future endeavors. His wisdom and leadership will be greatly missed.


PETER H. FORSTER
Peter H. Forster
Chairman & CEO,
DPL Inc.

Return On Shareholders' Equity
Percent
(see appendix for graph description)

Earnings Per Share
Dollars
(see appendix for graph description)

Dividends Per Share
Dollars
(see appendix for graph description)

Total Return--Five Year
Average Annual Return
Percent (with reinvested dividends)
(see appendix for graph description)



                        DPL Inc. 1993 Annual Report - 5

                                      Our
                                     People
                                   Making It
                                     Happen


               Our employees are dedicated to achieve the results that are necessary for us to compete through the balance of this decade and beyond. Our primary goals are to remain a low cost energy producer, provide top level quality customer service and competitive prices, and develop and implement plans which increase shareholder value. Through these efforts we will achieve the financial success for you our shareholder and stand apart as a leader in the energy industry.




    Our outstanding 1993 results demonstrated the exceptional and dedicated efforts of our employees. Rankings in the top ten nationally for the efficiency and productivity of our generating facilities distinguishes us as industry leaders once again.

    We developed and implemented plans that successfully manage changing regulatory and legislative requirements. Financial achievements in 1993 included a major debt refunding program that significantly reduced the cost of debt and lessened future financial risk.

    The performance of DP&L's generating facilities continues to be among the best in the utility industry. A compelling example of our outstanding record of successful operations is in power plant efficiency. Our system heat rate, a measure of the amount of energy it takes to produce one kilowatt of electricity, was 9,793 Btu/kWh, substantially better than the industry average of 10,340 Btu/kWh. This performance ranked third in the nation, the highest ranking ever achieved by the Company and the ninth time in the last decade that we have been rated in the top ten. High operational standards and planning ahead contributed to the exceptional reliability of our generating units in 1993. DP&L units achieved an equivalent forced outage rate ("EFOR") of 4.9%, compared to the industry average of 7.2%. EFOR measures the amount of time that an unplanned outage occurs at a generating unit when its capacity is needed by customers.

    High levels of efficiency and productivity contribute to competitive prices. Over the last five years, performance in these areas has saved our customers more than $145 million. In July, our customers consumed more energy than in any single month in our history. Setting an all time peak for electric usage of 2,765 MW, we surpassed our previous peak of 2,730 MW, set in July 1991.

    Customer service continues to exceed expectations and set new standards for success. A strong emphasis placed on superior performance in fundamental areas is the foundation of our competitive strength. Overall customer satisfaction with our service measured a strong 96% in 1993. Appointments kept was higher than 99%, phones answered topped 96%, and meters read

Heat Rate
BTU/kWh
(see appendix for graph description)

                        DPL Inc. 1993 Annual Report - 6
was more than 94%. These results prove that we're there when our customers need us, consistently delivering one of the best energy products to be found anywhere.

    DPL Inc. achieved its financial goals in 1993, as the West Central Ohio economy continued to outperform Ohio and the nation as a whole. Earnings increased to $1.42 per share. Return on shareholders' equity was 13.7% in 1993 versus 13.0% last year. Key factors included area unemployment rates that measured consistently below 6% for the year, well below the state and the nation, and steady growth in sales to business customers. In addition, a return to more normal weather and careful management of costs also contributed to our strong and improved financial results.

    We will continue to make aggressive contributions to the development of our customer base and promote the strengths of West Central Ohio. DP&L has been successful in developing and implementing effective programs, helping to create over 53,000 jobs since 1986. TargetSearch, a new program in 1993, assists area communities in matching their strengths with compatible industries from all over the country. Aimed at attracting new businesses, TargetSearch is an effective development tool to help the communities we serve grow and prosper. Economic development will continue to be a vital component of our long-term competitive strategy.

    WorkSmart, another new economic development program, and the first of its kind, was also unveiled in 1993 and is designed to link energy efficiency with job growth. With this program, DP&L business and governmental customers who create new jobs receive a credit based on their monthly electric bill. By creating at least ten new jobs, customers will receive a credit of up to 20% of their electric bill. Accumulated credits can then be used to pay for projects that increase each company's energy efficiency and productivity. Credits vary based on the number of jobs created by both new and existing business and governmental customers.

    Over the past year we continued to strengthen the commitment of our demand-side management ("DSM") program. This unique program is a key part of our long-term energy resource strategy and helps us reach out to thousands of customers to provide individualized energy services. By offering energy conservation


Caption to photo:
    Committed to providing reliable service, DP&L employees work through potentially hazardous conditions to Make it Happen. DP&L service restoration people provide immediate action to outages and ensure quick response during storm situations.
    (see appendix for photo description)

Caption to photo:
    Company-sponsored programs encourage and promote a healthy lifestyle, resulting in long-term benefits for employees and enhanced job performance for our customers.
    (see appendix for photo description)


                        DPL Inc. 1993 Annual Report - 7
programs, we're helping to inform customers about how to use energy wisely. Since inception, our initiatives have been highly successful with over twenty programs in place and more than 125,000 participants.

    Our state-of-the-art Energy Resource Center is designed to further complement our extensive customer programs. The Center showcases the latest in energy saving technology. Major areas include lighting, home and business applications and a comprehensive Energy Workshop and Resource Library. In addition, this unique center is home to all of our DSM programs and provides hands-on information about the best energy values. As a result, our customers can make informed energy choices that can add to the quality and comfort of their business and personal lifestyles and save money in the long term.

    Remaining competitive and meeting customer energy requirements includes planning for future energy requirements. DP&L's Integrated Resource Plan ("IRP"), approved by the Public Utilities Commission of Ohio ("PUCO") this year, outlines the future mix of supply-side and customer programs. Our plans include continuing customer energy programs, operating our generating facilities at high levels of productivity and efficiency and adding a small number of peaking units as needed by our customers. These new peaking units will be clean, dual-fired, combustion turbines that can burn natural gas and low sulfur fuel oil. Because of their small size, the units can be built relatively quickly and brought on-line economically, providing the flexibility needed to efficiently meet the increasing energy demands of our customers.

    The Company's Clean Air Act Compliance Plan was also approved by the PUCO this year. DP&L's least cost strategy, which is also supported by our customer programs, includes the continued use of low sulfur coal, a practice which DP&L began over twenty years ago. The cost impact in Phase I, which will begin January 1, 1995, is expected to be relatively small. Contracts for low sulfur coal are in place and should not affect prices to customers by more than 1-2%. Capital spending will primarily be for emissions monitors and low nitrogen oxide burner technology and will be funded internally, allowing us to maintain our competitive price position.

    DP&L also completed the nation's first full-scale testing of an environmental technology that reduces nitrogen oxide emissions. Working with the Department of Energy, the Ohio













                        DPL Inc. 1993 Annual Report - 8

Coal Development Office and eight other companies, DP&L showed that these newly developed nitrogen oxide cell burners can cost-effectively reduce emissions without any sacrifice of plant performance.

    Significant steps were undertaken in 1993 to enhance the management of our natural gas supply. The implementation, in 1993, of Federal Energy Regulatory Commission Order Number 636 ("Order 636") significantly modified the structure of the nation's interstate pipeline operations and shifted additional supply responsibility to distribution companies such as DP&L. Through pipeline acquisition and extensive diversification to five pipelines and over forty natural gas supply sources, we have attained great flexibility in this new environment. This flexibility provides the foundation for meeting the requirements of Order 636. Supply choices, manageable exposure to transition costs and storage provisions reduce the purchase risk of Order 636 and ensure reliable and competitively priced natural gas for our customers.

    Our new six year labor agreement further supplements the productive and cooperative work environment at DP&L. The consultative working relationships reinforced in this agreement continue to focus on productivity and team effort while providing continuity to our compensation and manpower needs.

    DP&L continues to strengthen its commitment to provide the finest training possible, enabling employees to expand their knowledge and increase their skill level. Through our Skills Enhancement Program, employees can further their education and work toward a degree right at a DP&L work location. Working with a local community college to offer a wide variety of educational opportunities, this program is slated for expansion in 1994.

    The people of Team DP&L demonstrate their commitment to shareholders, and to all of West Central Ohio by giving their best, resulting in the excellent accomplishments of 1993. It is this dedication that allows us to balance the needs of all those we serve and to meet the challenges ahead.

Caption to photo:
    DP&L's Energy Resource Center features the latest in energy saving technologies for residential and business customers. The Commercial Technology Center displays lighting and manufacturing choices available for industrial applications. Kim Steel, Kyle King and Walt Hibner, Energy Resource Center employees.
    (see appendix for photo description)

Caption to photo:
    Energy efficient lighting is one of the most effective ways to improve energy value. This fluorescent bulb uses two-thirds less energy than a standard incandescent bulb, representing real savings for residential customers.
    (see appendix for photo description)

Caption to photo:
    The Meals-on-Wheels program is an example of how DP&L employees generously offer their time to help the citizens of West Central Ohio.
    (see appendix for photo description)

Caption to photo:
    WorkSmart, the first program of its kind in Ohio, forms a direct relationship between job growth and improved energy efficiency.

    Beginning with a comprehensive on-site evaluation, the program includes an energy audit and recommendations. Shaffer Manufacturing Corp. is a manufacturer of commercial baking mixers and participates in the program to add jobs while earning credits towards energy efficient improvements. Pictured here are Mike Serrer, Manager of the Sidney Customer Energy Center and Mike Shaffer, President of Shaffer Manufacturing Corp.

    Available to all business and governmental customers, WorkSmart is one way we're Working Together to make West Central Ohio stronger.
    (see appendix for photo description)

Caption to graph:
    Consistently high customer satisfaction ratings demonstrate our Company-wide commitment to customer service.

Customer Satisfaction
Percent
(see appendix for graph description)

                        DPL Inc. 1993 Annual Report - 9

                                   Neighbors
                                    Working
                                    Together


               Dayton Power and Light and West Central Ohio enjoy a tradition of partnership in finding unique solutions to difficult challenges. Fundamental change in the energy industry has introduced profound new challenges and opportunities. DPL Inc. will continue to work for solutions that minimize potential risks and increase the quality of life in West Central Ohio.


    DP&L's long standing management philosophy to proactively develop community, governmental and regulatory relationships has been a key to our success. In the new, dynamic environment shaped by comprehensive regulatory initiatives and competitive forces in the energy industry, successful solutions will be reached together, and not in isolation.

    The employees of Team DP&L continue to take a leadership role in responding to the challenges of local communities throughout West Central Ohio. Over the past year, more than 2,300 hours have been contributed to community service. Employee participation in volunteer activities such as Meals-on-Wheels, the United Way and the March of Dimes Walk-a-Thon and others benefit thousands of area citizens. In addition, dozens of employees attended over 1,000 town and village council meetings throughout our service area to make sure we are ready to help. This type of community support is an essential part of West Central Ohio's growth and development and strengthens the link between the Company and all of our customers.

    One of our greatest successes has been our role in the economic development of West Central Ohio. Since 1986, DP&L has offered programs to give incentives to our business and governmental customers who create new jobs, or to new customers who locate in the area. This partnership with area commerce has helped to generate over 53,000 jobs through new businesses or expansion of existing businesses. United Retail Group, a distributor of women's clothing, is a prime example of the level of success of these programs. In 1993 they created over 150 jobs while participating in our Investment in Business Program, and have plans to expand to 1,500 jobs. We now have an economy that is widely diversified from its industrial intensive profile of the mid-1970's.


    DP&L works comprehensively with large customers in the area to ensure that their current and future energy needs will be met. Their ongoing presence is crucial to the economic vitality of West Central Ohio and it is our goal to support them in their own global business challenges. DP&L Energy Managers work with each of these major customers to provide the latest in energy technology for their business environment. This ensures that they receive the best energy value to help them bring competitive products and services to the market.

    Wright-Patterson Air Force Base ("WPAFB") is one of the largest Air Force bases in the world, and is an important national strategic and research site. During the recent past, the


                        DPL Inc. 1993 Annual Report - 10

Air Force Logistics Command and the Systems Command were merged, resulting in the formulation of the Air Force Materiel Command with Headquarters at WPAFB. As a result, Dayton is the world center for Air Force research and logistics support.

    In 1993, we worked extensively with WPAFB to supply compressed natural gas for use as a vehicular fuel. This partnership will result in fuel cost savings for WPAFB as well as reduced emissions from the use of cleaner natural gas vehicles.

    General Motors maintains its significant presence in the West Central Ohio area. During 1993, General Motors invested $200 million in a new clear coat paint line at a major assembly plant in the area. They have also recently developed a new air bag production facility just north of Dayton. As a result, approximately 250 employees have been added to GM's Dayton-based workforce, and GM's future participation in the Dayton economy appears solid. DP&L assisted General Motors in 1993 in identifying and implementing numerous energy savings opportunities through comprehensive audits and demand-side management programs. These efforts will result in significant and ongoing savings for General Motors.

    The northern corridor of our service area continues to make strong contributions to the area economy as well. Home to Honda facilities and many component manufacturers, this area has already experienced exceptional growth and the outlook remains positive. Honda's Acura Division has announced that a new 1996 Acura model will be built in the Honda East Liberty Plant. This both strengthens Honda's commitment to our service area and provides the opportunity for an increase in local supplier business with Honda.

    The opening of "The Mall at Fairfield Commons" (the "Mall"), a new upscale shopping mall, offers both a real and symbolic sign of the vitality of the West Central Ohio economy. To facilitate the opening of the Mall, DP&L teams worked side by side over the past few years with the Mall planners and businesses to provide the complex with comprehensive electric and natural gas services to meet the Mall's great energy requirements. The Mall contains over 1.2 million square feet of shopping space, representing an investment of over $100 million and the creation of more than 3,000 jobs.

    Economic growth in the area has helped individual businesses to prosper and has led to an abundance of quality of life enhancements.

Caption to photograph:
    The "Mall at Fairfield Commons" represents more than 3,000 new jobs and enhanced retail choices for Miami Valley residents. Pat Swanke, DP&L Research Park Energy Center Manager and Chris Lavender, Manager of Fairfield Commons, work together to ensure that the energy requirements of the new mall are met.
    (see appendix for photo description)

Caption to artwork and photograph:
    DP&L works closely with state commissions and agencies to develop plans that provide balanced solutions to the energy challenges of the future. (see appendix for artwork and photo description)

Caption to photographs:
    Major customers in our service area include General Motors, with several important manufacturing and assembly facilities, and Wright Patterson Air Force Base, world center for Air Force research and logistics support. (see appendix for photo description)



                        DPL Inc. 1993 Annual Report - 11

    In addition to the convenience of new retail services, the cultural scene is thriving throughout the Miami Valley. Performance centers such as the Fraze Pavilion have brought top level music and drama attractions to our community. Dayton Power and Light continues its partnership with the Arts groups in the area to promote and make possible these important cultural and educational opportunities.

    An effective and productive relationship continues to exist between DP&L, state regulatory officials and our local community representatives. This was demonstrated in 1993 by successful agreements on the major issues involved in our long term resource and environmental plans. The agreements represented the combined efforts of a broad-based group of businesses, elected officials and governmental agencies. The result of this cooperation is the best, most cost-effective programs for our customers that will continue to provide a fair return to our shareholders while reducing uncertainty and risk. As we move towards future challenges and opportunities, we will work hard to continue to enhance these relationships.

    DP&L has a long-standing tradition of working with local schools, colleges and universities in developing educational programs and providing opportunities for area students. This tradition was further enhanced in 1993 with several new programs. New scholarship programs were initiated at Maysville College, and Wright State and Miami Universities, providing assistance for area students for years to come. Our co-op program continues to be successful, highlighted in 1993 by one of our co-op employees being named Ohio Student of the Year. In addition, our Energy Conservation efforts assisting over 65 schools in 1993 were recognized by Ohio Governor George Voinovich.

    As we look ahead to a future of rapidly increasing competitiveness, change, and complexity, working together will be the key to getting the job done. We remain committed to working with all of our neighbors to make West Central Ohio a better place to work and live.



Caption to photograph:
    The Fraze Pavilion exemplifies the vitality of Dayton area cultural attractions, presenting top level entertainers and performances in a splendid outdoor setting.
    (see appendix for photo description)

Caption to artwork:
    "Way-to-Go", the umbrella theme for our residential customer energy programs, symbolizes the wide range of programs available to our customers to help them make energy-efficient choices.
    (see appendix for artwork description)





                        DPL Inc. 1993 Annual Report - 12

                                Financial Review

                                                     Average Price-Electric
Electric Sales            Electric Revenues          Calendar Year
GWH                       $ in millions              cents/kWh
(see appendix             (see appendix              (see appendix
 for graph                 for graph                  for graph
 description)              description)               description)


                                                     Average Price-Gas
Gas Sales                 Gas Revenues               Calendar Year
Millions of MCF           $ in millions              $/MCF
(see appendix             (see appendix              (see appendix
 for graph                 for graph                  for graph
 description)              description)               description)


Construction Costs        Operating Expenses         Capital Structure
$ in millions             $ in millions              $ in millions
(see appendix             (see appendix              (see appendix
 for graph                 for graph                  for graph
 description)              description)               description)




























                        DPL Inc. 1993 Annual Report - 13

                                                          DPL Inc.
                                              FINANCIAL AND STATISTICAL SUMMARY

                                                           1993       1992       1991       1990        1989
- --------------------------------------------------------------------------------------------------------------------
            For the years ended December 31,
DPL Inc.:   Return on shareholders' equity . . . . . . . %     13.7       13.0       11.0       14.7        15.2
            Earnings per share of common stock . . . . . $     1.42       1.34       1.15       1.49        1.45
            Dividends paid per share . . . . . . . . . . $     1.12       1.08       1.08       1.04        0.99
            Dividend payout ratio  . . . . . . . . . . . %     78.9       80.6       93.9       69.8        68.3
            Net income (millions)  . . . . . . . . . . . $    139.0      138.8      119.2      153.0       136.4
            Utility service revenues (millions)  . . . . $  1,151.3    1,017.3      995.6      945.5       956.3
            Construction additions (millions)  . . . . . $     88.9       59.0      117.4      249.2       266.4
            Market value per share at December 31  . . . $   20-5/8     19-3/4     17-1/4     12-7/8      13-1/2

DP&L:       Electric sales (millions of kWh)--
              Residential  . . . . . . . . . . . . . . .      4,558      4,260      4,571      4,125       4,321
              Commercial . . . . . . . . . . . . . . . .      3,006      2,896      2,945      2,738       2,717
              Industrial . . . . . . . . . . . . . . . .      4,089      3,938      3,949      3,958       3,774
              Other  . . . . . . . . . . . . . . . . . .      3,023      2,960      1,850      1,807       1,772
                                                             ------     ------     ------     ------      ------
                Total  . . . . . . . . . . . . . . . . .     14,676     14,054     13,315     12,628      12,584

            Gas sales (thousands of MCF)--
              Residential  . . . . . . . . . . . . . . .     28,786     27,723     26,594     25,486      29,917
              Commercial . . . . . . . . . . . . . . . .      8,468      8,642      8,368      8,259       9,125
              Industrial . . . . . . . . . . . . . . . .      3,056      4,914      6,014      5,934       6,670
              Other  . . . . . . . . . . . . . . . . . .      3,171      3,402      3,187      3,076       3,347
              Transportation gas delivered . . . . . . .     13,401     10,811      8,494      8,093       7,252
                                                             ------     ------     ------     ------      ------
                Total  . . . . . . . . . . . . . . . . .     56,882     55,492     52,657     50,848      56,311

            At December 31,
DPL Inc.:   Book value per share . . . . . . . . . . . . $    10.51       9.75      10.38      10.31        9.84
            Total assets (millions)  . . . . . . . . . . $  3,305.0    2,976.7    2,972.7    2,914.8     2,784.8
            Long-term debt and preferred stock with
              mandatory redemption provisions
              (millions) . . . . . . . . . . . . . . . . $  1,132.9      990.6    1,047.1    1,055.5     1,064.0

DP&L:       First mortgage bond ratings--
              Duff & Phelps, Inc.  . . . . . . . . . . .        AA-         A+       BBB+       BBB+        BBB+
              Moody's Investors Service  . . . . . . . .         A2         A2         A3         A3          A3
              Standard & Poor's Corporation  . . . . . .          A          A       BBB+       BBB+        BBB+

            Number of Shareholders
DPL Inc.:   Common . . . . . . . . . . . . . . . . . . .     53,275     54,023     53,846     53,030      53,197
DP&L:       Preferred  . . . . . . . . . . . . . . . . .      1,873      1,969      2,034      2,100       2,166




                                              DPL Inc. 1993 Annual Report - 14

                                FINANCIAL REVIEW

     The 1993 earnings are $1.42 per share, compared to earnings per share of $1.34 in 1992 and $1.15 in 1991. The return on shareholders' equity was 13.7% in 1993 compared to 13.0% in 1992 and 11.0% in 1991.

     Electric revenues increased 11% in 1993 and 2% in 1992. Warm summer temperatures contributed to the 4% sales increase. Implementation of the second phase of the electric rate increase of 6.4% in January 1993 also contributed to the increase in revenues. (See Financial Statement Note 2.) An overall sales increase of 6% in 1992 reflected strong sales to other utilities despite mild temperatures throughout the year.

     Gas revenues increased 20% in 1993 due to significantly higher gas cost rates. A 6.2% increase in base rates in March 1992 contributed to the increased revenues. Gas sales increased by 3%. Gas revenues increased 1% in 1992 with lower gas cost rates offsetting increased weather-related sales of 5%.

     In 1993, interest and other income included $6 million of interest income associated with a federal income tax refund from the 1986-1988 audit period.

     Operating and administrative expenses increased 17% in 1993 and decreased 6% in 1992. Included are redemption premiums and other refinancing costs of $23 million in 1993 and $9 million in 1992. Maintenance expense increased 17% in 1993 and decreased 16% in 1992 reflecting changes in the level of planned maintenance programs on the Company's production and distribution equipment. Operating, administrative and maintenance expenses are expected to stabilize in 1994.

     Regulatory deferrals decreased in 1993 with the January implementation of the second phase of DP&L's electric price increase. With this increase, current prices reflect more cost recovery and reduce the deferral needed to recognize the full revenue requirements of the phase-in plan. The phase-in plan established a baseline return on equity of 13% (subject to upward adjustment). In the event the return exceeds the allowed return by between one to two percent, then one half of the excess return will be used to reduce the cost of demand-side management programs, and any return that exceeds the allowed return by more than two percent will be entirely credited to these programs.

     Allowance for Funds Used During Construction ("AFC") relating to the William H. Zimmer Generating Station ("Zimmer") ceased upon its completion in March 1991. Prior to this essentially all AFC related to Zimmer.

     Total income taxes increased in 1993 and 1992 resulting from higher pre-tax income. Additionally, in 1993, the corporate tax rate was increased to 35% as enacted by the Omnibus Budget Reconciliation Act of 1993, increasing income taxes by $3 million.

     Adopting Financial Accounting Standards Board Statement No. 109 resulted in changes to the consolidated balance sheet. The increase in total assets is due to an increase in deferred interest-Zimmer (see Financial Statement Note 2) of $23 million and the recognition of income taxes recoverable through future revenues of $260 million. Offsetting these assets were additional deferred tax liabilities of $282 million.

Credit Ratings
     In July 1993, the Company's bond and preferred stock ratings were raised by Duff & Phelps, a credit rating agency. First mortgage bonds are now rated "AA-" and preferred stock is rated "A+". This upgrade reflects the Company's significantly improved financial performance and favorable qualitative credit factors.

     During the first quarter of 1992, the Company's bond, preferred stock and commercial paper ratings were upgraded by three credit rating agencies. Bonds were upgraded to "A2" by Moody's Investors Service, "A+" by Duff & Phelps and "A" by Standard & Poor's. These upgrades reflect the positive outcome of the Zimmer coal conversion project and rate settlement agreement. Each of these bond ratings is considered investment grade.


                                              Income Statement Highlights
$ in millions except per share amounts                           1993              1992              1991
- ---------------------------------------------------------------------------------------------------------
Electric Utility:
   Revenues . . . . . . . . . . . . . . . . . . . .              $899              $807              $788
   Fuel used in production  . . . . . . . . . . . .               225               219               235
                                                                  ---               ---               ---
      Net revenues  . . . . . . . . . . . . . . . .               674               588               553
Gas Utility:
   Revenues . . . . . . . . . . . . . . . . . . . .               245               204               201
   Gas purchased for resale . . . . . . . . . . . .               156               118               130
                                                                  ---               ---               ---
      Net revenues  . . . . . . . . . . . . . . . .                89                86                71
Interest and other income  . . . . . . . . . . . .                 26                22                19
Operating and administrative . . . . . . . . . . .                185               158               168
Maintenance of equipment and facilities  . . . . .                 90                77                92
Regulatory deferrals . . . . . . . . . . . . . . .                (26)              (59)              (43)
Income taxes . . . . . . . . . . . . . . . . . . .                 78                68                41
Net income . . . . . . . . . . . . . . . . . . . .                139               139               119
Earnings per share of common stock . . . . . . . .               1.42              1.34              1.15
Return on shareholders' equity . . . . . . . . . .              13.7%             13.0%             11.0%


                                            DPL Inc. 1993 Annual Report - 15

Construction Program and Financing
     Construction additions were $89 million, $59 million and $117 million in 1993, 1992 and 1991, respectively. For the period 1994 through 1998, total construction additions are projected to be $518 million with a total of $109 million occurring in 1994. During this same period, a total of $111 million will be required for sinking funds and mandatory redemptions for preferred stock, bonds and notes.

     During 1993, total cash provided by operating activities was $235 million. At year end, cash and temporary investments were $82 million and short-term borrowings were $25 million.

     During late 1992 and early 1993, DP&L took advantage of favorable market conditions to reduce its cost of debt and extend maturities through early refundings. Overall, five new series of First Mortgage Bonds were issued, aggregating approximately $766 million with an average interest rate of 7.9%. The proceeds were used to finance the redemption of a similar principal amount of debt securities with an average interest rate of 8.7%.

     Issuance of additional amounts of First Mortgage Bonds by DP&L is limited by provisions of its mortgage. At December 31, 1993, more than $500 million of additional bonds could have been issued. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales and construction plans.

     DPL Inc. has a revolving credit agreement, renewable through 1998, which allows total borrowings by DPL Inc. and its subsidiaries of $200 million. At year end 1993, DPL Inc. had no borrowings outstanding under this credit agreement. At December 31, 1992, DPL Inc. had $90 million outstanding under the revolving credit agreement which was used to fund share purchases for DPL Inc.'s Employee Stock Ownership Plan. These borrowings were repaid in January 1993 with the proceeds from the issuance of $90 million of DPL Inc. 7.83% Notes due 2007. (See Financial Statement Notes 5 and 8.)

     DP&L also has $97 million available in short-term lines of credit. At year end, DP&L had $10 million outstanding from these lines of credit at a weighted average interest rate of 3.68% and $15 million in commercial paper outstanding at weighted average interest rate of 3.34%.

Issues and Financial Risks
     As a public utility, DP&L is subject to processes which determine the rates it charges for energy services. Regulators determine which costs are eligible for recovery in the rate setting process and when the recovery will occur. They also establish the rate of return on utility investments which are valued under Ohio law based on historical costs. The utility industry is subject to inflationary pressures similar to those experienced by other capital-intensive industries. Because rates for regulated services are based on historical costs, cash flows may not cover the total future costs of providing services. Construction costs over the next five years average
$104 million annually which approximates the projected depreciation over the same period.

     The passage of the National Energy Policy Act allows the federal government to mandate access by others to a utility's transmission system and may accelerate competition in the supply of electricity.

     In 1992, the Federal Energy Regulatory Commission ("FERC") issued Order 636 (the "Order") amending its regulations governing the service obligations, rate design and cost recovery of interstate pipelines. In response to the Order, the Public Utilities Commission of Ohio ("PUCO") has approved interim guidelines for its implementation and is continuing efforts to examine the Order's impact via round-table discussions. In 1993, DP&L implemented the requirements of Order.

     In January 1994, DP&L, the Staff of the PUCO and the Office of the Ohio Consumers' Counsel submitted to the PUCO an agreement which resolves issues relating to the recovery of "transition costs" to be billed to DP&L by interstate pipeline companies. The agreement, which is subject to PUCO approval, provides for the full recovery of these transition costs from DP&L customers. The interstate pipelines will file with the FERC in 1994 for authority to recover these transition costs, the exact magnitude of which has not been established.
     The Federal Environmental Protection Agency ("EPA") has estimated total costs of $56 million for its preferred clean-up plans of three hazardous waste sites in Ohio. The EPA notified numerous parties, including DP&L, that they are considered "Potentially Responsible Parties" for cleanup of these sites. The final resolution of these investigations will not have a material effect on DP&L's financial position, earnings or cash flow.

     Changing environmental regulations continue to increase the cost of providing service in the utility industry. The Clean Air Act Amendments of 1990 (the "Act") limit sulfur dioxide and nitrogen oxide emissions nationwide. The Act will restrict emissions in two phases with the Phase I compliance completed by 1995 and Phase II completed by 2000.

     In May 1993, the PUCO approved DP&L's Clean Air Act Compliance Plan. This plan outlines the methods by which the emission reduction requirements will be met. Overall compliance is expected to have a minimal 1% to 2% price impact. DP&L anticipates that costs to comply with the Act will be eligible for recovery in future fuel hearings and other regulatory proceedings.




                        DPL Inc. 1993 Annual Report - 16

                                               DPL Inc.
                            CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS

$ in millions except                                               For the years ended December 31,
per share amounts                                                  1993          1992           1991
- ----------------------------------------------------------------------------------------------------
Income
Utility service revenues . . . . . . . . . . . . . .          $1,151.3      $1,017.3       $  995.6
Interest and other income  . . . . . . . . . . . . .              26.2          22.0           19.0
                                                              --------      --------       --------

    Total income  . . . . . . . . . . . . . . . . . .          1,177.5       1,039.3        1,014.6
                                                              --------      --------       --------

Expenses
Fuel used in electric and steam production . . . . .             226.6         220.7          237.4
Gas purchased for resale . . . . . . . . . . . . . .             156.4         117.6          130.4
Operating and administrative (Note 1). . . . . . . .             184.6         157.8          167.8
Maintenance of equipment and facilities  . . . . . .              90.2          77.3           92.0
Depreciation and amortization  . . . . . . . . . . .             110.9         105.6           96.4
General taxes  . . . . . . . . . . . . . . . . . . .             112.0         108.5           95.4
Interest expense . . . . . . . . . . . . . . . . . .              97.0          94.3           93.9
Regulatory deferrals (Note 2). . . . . . . . . . . .             (25.8)        (58.7)         (43.0)
Allowance for funds used during construction . . . .              (0.5)         (0.3)         (25.6)
Preferred dividend requirements of
  The Dayton Power and Light Company . . . . . . . .               8.7           9.4            9.7
                                                              --------      --------       --------

    Total expenses  . . . . . . . . . . . . . . . . .            960.1         832.2          854.4

Income Before Income Taxes . . . . . . . . . . . . .             217.4         207.1          160.2

Income taxes (Notes 1 and 3) . . . . . . . . . . . .              78.4          68.3           41.0
                                                              --------      --------       --------

Net Income . . . . . . . . . . . . . . . . . . . . .         $   139.0       $ 138.8       $  119.2
                                                              ========      ========       ========

Average Number of Common Shares
 Outstanding (millions) (Note 8) . . . . . . . . . .              97.7         103.5          103.5

Earnings Per Share of Common Stock . . . . . . . . .         $    1.42      $   1.34       $   1.15

Dividends Paid Per Share of Common Stock . . . . . .         $    1.12      $   1.08       $   1.08

Return on Shareholders' Equity . . . . . . . . . . .             13.7%         13.0%          11.0%


See Notes to Consolidated Financial Statements.






                                    DPL Inc. 1993 Annual Report - 17

                                               DPL Inc.
                                 CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                  For the years ended December 31,
$ in millions                                                    1993          1992             1991
- ---------------------------------------------------------------------------------------------------

Operating Activities
   Cash received from utility customers . . . . . . . . . .   $1,137.5      $1,003.8         $994.3
   Other operating cash receipts  . . . . . . . . . . . . .       26.4          23.5           19.6
   Cash paid for:
     Fuel and purchased power . . . . . . . . . . . . . . .     (216.6)       (234.0)        (223.3)
     Purchased gas  . . . . . . . . . . . . . . . . . . . .     (146.9)       (137.5)        (124.0)
     Operation and maintenance labor  . . . . . . . . . . .      (83.3)        (84.2)         (81.9)
     Nonlabor operating expenditures  . . . . . . . . . . .     (232.7)       (152.7)        (172.5)
     Interest (net of amounts capitalized)  . . . . . . . .      (83.3)        (96.8)         (84.9)
     Income taxes . . . . . . . . . . . . . . . . . . . . .      (54.4)        (50.1)         (48.5)
     Property, excise and payroll taxes . . . . . . . . . .     (111.4)        (98.7)         (92.4)
                                                               -------       -------         ------
   Net cash provided by operating activities  . . . . . . .      235.3         173.3          186.4
                                                               -------       -------         ------

Investing Activities
   Net cash used for property expenditures and other  . . .    (113.6)        (63.0)         (107.6)
                                                               -------       -------         ------

Financing Activities
   Dividends paid on common stock . . . . . . . . . . . . .     (109.5)       (110.8)        (111.8)
   Retirement of long-term debt . . . . . . . . . . . . . .     (439.2)       (321.0)          (4.6)
   Retirement of stock  . . . . . . . . . . . . . . . . . .       (8.5)         (4.4)          (4.2)
   Issuance of long-term debt . . . . . . . . . . . . . . .      536.0         320.4              -
   Issuance (retirement) of short-term debt . . . . . . . .     (127.0)         67.5           40.4
   Receipt of funds on deposit with trustee . . . . . . . .          -          21.7              -
   Common stock held by ESOP  . . . . . . . . . . . . . . .          -         (90.0)             -
                                                               -------       -------         ------
   Net cash used for financing activities . . . . . . . . .     (148.2)       (116.6)         (80.2)
                                                               -------       -------         ------
   Net decrease in cash and temporary cash investments  . .      (26.5)         (6.3)          (1.4)

   Cash and temporary cash investments at beginning of
   year  . . . . . . . . . . . . . . . . . . . . . . . . .       108.1         114.4          115.8
                                                               -------       -------         ------

   Cash and temporary cash investments at end of year . . .    $  81.6      $  108.1         $ 114.4
                                                               =======       =======          ======

See Notes to Consolidated Financial Statements


                                    DPL Inc. 1993 Annual Report - 18

                                                    DPL Inc.
                                           CONSOLIDATED BALANCE SHEET

                                                                               At December 31,
$ in millions                                                           1993                     1992
- -----------------------------------------------------------------------------------------------------------
ASSETS
Utility property and plant  . . . . . . . . . . . . . . . . .         $3,204.7                 $3,128.4
Other property and plant  . . . . . . . . . . . . . . . . . .             49.3                     39.2
Construction work in progress . . . . . . . . . . . . . . . .             35.8                     42.7
                                                                      --------                 --------
                                                                       3,289.8                  3,210.3
 Less--
 Accumulated depreciation and amortization  . . . . . . . . .           (977.2)                  (881.8)
                                                                      --------                 --------
   Net property and plant . . . . . . . . . . . . . . . . . .          2,312.6                  2,328.5
                                                                      --------                 --------

Current Assets
Cash and temporary cash investments (at cost) . . . . . . . .             81.6                    108.1
Accounts receivable, less provision for uncollectible
 accounts of $9.1 and $10.5, respectively . . . . . . . . . .            135.0                    128.8
Inventories, at average cost  . . . . . . . . . . . . . . . .             86.4                     86.6
Taxes applicable to subsequent years  . . . . . . . . . . . .             72.8                     70.6
Gas costs recoverable . . . . . . . . . . . . . . . . . . . .             23.1                     11.7
Prepayments and other . . . . . . . . . . . . . . . . . . . .             41.7                     48.9
                                                                      --------                 --------
   Total current assets . . . . . . . . . . . . . . . . . . .            440.6                    454.7
                                                                      --------                 --------
Other Assets
Regulatory deferrals (Note 2) . . . . . . . . . . . . . . . .            172.8                    103.8
Income taxes recoverable through future revenues (Note 3) . .            269.1                        -
Other assets  . . . . . . . . . . . . . . . . . . . . . . . .            109.9                     89.7
                                                                      --------                 --------
   Total other assets . . . . . . . . . . . . . . . . . . . .            551.8                    193.5
                                                                      --------                 --------
Total Assets  . . . . . . . . . . . . . . . . . . . . . . . .         $3,305.0                 $2,976.7
                                                                      ========                 ========

CAPITALIZATION AND LIABILITIES


Capitalization
Common shareholders' equity (Note 8)--
 Common stock . . . . . . . . . . . . . . . . . . . . . . . .         $    1.0                 $    1.0
 Other paid-in capital  . . . . . . . . . . . . . . . . . . .            708.1                    708.0
 Common stock held by employee plans  . . . . . . . . . . . .           (105.2)                  (103.0)
 Earnings reinvested in the business  . . . . . . . . . . . .            423.4                    394.0
                                                                      --------                 --------
   Total common shareholders' equity  . . . . . . . . . . . .          1,027.3                  1,000.0

Preferred stock of The Dayton Power and Light Company
  (Note 9)--
 Without mandatory redemption provisions  . . . . . . . . . .             82.9                     82.9
 With mandatory redemption provisions . . . . . . . . . . . .             30.0                     38.5
Long-term debt (Note 5) . . . . . . . . . . . . . . . . . . .          1,102.9                    952.1
                                                                      --------                 --------
   Total capitalization  . . . . . . . . . . . . . . . . . . .         2,243.1                  2,073.5
                                                                      --------                 --------

Current Liabilities
Accounts payable  . . . . . . . . . . . . . . . . . . . . . .            113.1                     98.2
Short-term debt (Note 6)  . . . . . . . . . . . . . . . . . .             25.0                    152.0
Current portion of first mortgage bonds
 and preferred stock  . . . . . . . . . . . . . . . . . . . .              9.0                     59.0
Accrued taxes . . . . . . . . . . . . . . . . . . . . . . . .            114.4                    105.5
Accrued interest  . . . . . . . . . . . . . . . . . . . . . .             24.3                     12.5
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .             51.4                     52.0
                                                                      --------                 --------

   Total current liabilities . . . . . . . . . . . . . . . . .           337.2                    479.2
                                                                      --------                 --------

Deferred Credits and Other
Deferred taxes (Note 3) . . . . . . . . . . . . . . . . . . .            519.3                    232.3
Unamortized investment tax credit . . . . . . . . . . . . . .             85.1                     87.7
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .            120.3                    104.0
                                                                      --------                 --------

   Total deferred credits and other  . . . . . . . . . . . . .           724.7                    424.0
                                                                      --------                 --------

Total Capitalization and Liabilities  . . . . . . . . . . . .         $3,305.0                 $2,976.7
                                                                      ========                 ========

See Notes to Consolidated Financial Statements.



                                        DPL Inc. 1993 Annual Report - 19

                                    DPL Inc.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies

Principles of Consolidation
    The accounts of DPL Inc. and its wholly-owned subsidiaries are included in the accompanying consolidated financial statements. The consolidated financial statements of DPL Inc. principally reflect the results of operations and financial condition of DPL Inc.'s public utility subsidiary, The Dayton Power and Light Company ("DP&L"). DP&L is a public utility engaged in the business of selling electric energy, natural gas and steam. The results of operations of DPL Inc.'s non-utility subsidiaries currently do not have a material financial impact on the consolidated results.

Revenues and Fuel
    Revenues include amounts charged to customers through fuel and gas recovery clauses, which are adjusted periodically for changes in such costs. Related costs that are recoverable or refundable in future periods are deferred along with the related income tax effects. Also included in revenues are amounts charged to customers through a surcharge for recovery of arrearages from certain eligible low-income households.

    DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. "Accounts Receivable" on the Consolidated Balance Sheet includes unbilled revenue of (in millions) $30.0 in 1993 and $27.8 in 1992.

Allowance for Funds Used During Construction ("AFC")
    AFC represents the cost of capital funds (equity and debt) used to finance construction projects. This cost is included in construction work in progress along with other construction costs. Essentially all AFC ceased upon completion of the William H. Zimmer Generating Station ("Zimmer") in March 1991. The average rate for 1991 was 10.3%, compounded semi-annually, net of income taxes.

Operating and Administrative
    Operating and administrative expense includes $22.8 million in 1993 and $9.1 million in 1992 of redemption premiums and other costs relating to the refinancing of various bond issues. (See Note 5.)

Property and Plant, Maintenance and Depreciation
    Property and plant is shown at its original cost. When a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation. Maintenance costs and replacements of minor items of property are charged to expense.

    Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at an annual rate which approximates 3.4% for 1993, 1992 and 1991.

Income Taxes
    In 1993, DPL Inc. implemented Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." The new statement requires a change from the deferral method to the liability method for income tax accounting. Under the liability method, deferred taxes are provided for all differences between the financial statement basis and the tax basis of assets and liabilities using the enacted tax rate. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that the income taxes will be recoverable/refundable through future revenues. (See
Note 3.)

Consolidated Statement of Cash Flows
    The temporary cash investments presented on this Statement consist of liquid investments with an original maturity of three months or less.

Fair Value of Financial Instruments
    The reported value of short-term financial instruments and other investments on the balance sheet approximates fair value. The long-term debt and preferred stock fair values are disclosed in Notes 5 and 9, respectively.

Reclassifications
    Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.



                        DPL Inc. 1993 Annual Report - 20

- -------------------------------------------------------------------------------
2.   Electric Rate Matters

     Pursuant to a Public Utilities Commission of Ohio ("PUCO")-approved settlement agreement among DP&L and various consumer groups, an electric rate increase was phased in with annual increases of 6.4% effective February 1992, January 1993 and January 1994. Deferrals (including carrying charges) during the phase-in period of $28.1 million in 1993 and $57.7 million in 1992 were capitalized and will be recovered over seven years commencing in 1994. The phase-in plan meets the requirements of FASB Statement No. 92.

     This settlement included an agreement by DP&L to undertake cost-effective demand-side management ("DSM") programs with an average annual cost of $15 million for four years commencing in 1992. The amount recovered in rates was $4.6 million in 1992. This amount increases to $7.8 million in 1993 and subsequent years. The difference between expenditures and amounts recovered through rates is deferred and is eligible for future recovery in accordance with existing PUCO rulings.

     The agreement established a baseline return on equity of 13% (subject to upward adjustment). In the event that the return exceeds the allowed return by between one to two percent, then one half of the excess return will be used to reduce the cost of DSM programs, and any return that exceeds the allowed return by more than two percent will be entirely credited to these programs.

     DP&L also deferred interest charges, net of income taxes, on its investment in Zimmer from the March 30, 1991, commercial in-service date through January 31, 1992, pursuant to PUCO approval. Deferred interest charges on the investment in Zimmer have been adjusted to a before tax basis in 1993 as a result of FASB Statement No. 109. Amounts deferred are being amortized over the life of Zimmer.

Regulatory deferrals on the balance sheet were:

                                      At December 31,
$ in millions                         1993       1992
- ------------------------------------------------------
Phase-in                            $ 85.8     $ 57.7
DSM                                   23.3        2.2
Deferred interest-Zimmer              63.7       43.9
                                     ------     -----
  Total                             $172.8     $103.8
                                     ======     =====

- -------------------------------------------------------------------------------
3.  Income Taxes

     Adopting FASB Statement No. 109 at January 1, 1993, resulted in an increase in deferred interest-Zimmer (see Note 2) of $22.6 million and the recognition of income taxes recoverable through future revenues of $259.6 million. Offsetting these assets were additional deferred tax liabilities of $281.9 million.

                                  For the years ended
                                     December 31,
$ in millions                     1993     1992    1991
- -------------------------------------------------------

Computation of Tax Expense
Statutory income tax rate . .         35%     34%     34%
Federal income tax  (a) . . .       $79.1   $74.1   $65.3
Increases (decreases) in tax from -
  Regulatory deferrals  . . .        (6.1)  (12.4)     -
  Depreciation  . . . . . . .        10.2     9.3    (0.2)
  Investment tax credit amortized    (3.0)   (3.0)   (3.3)
  Other, net. . . . . . . . .        (1.8)    1.7     1.4
                                     ----    ----    ----
  Total Tax Expense . . . . .       $78.4   $69.7   $63.2
                                     ====    ====    ====
  Effective Tax Rate  . . . .         35%     32%     33%

Components of Tax Expense
Taxes currently payable . . .       $61.2   $38.4   $46.8
Deferred taxes--
  Regulatory deferrals. . . .         8.1     9.2    22.2
  Liberalized depreciation
   and amortization . . . . .        17.6    18.6    13.2
  Property taxes  . . . . . .        (6.1)   (5.9)   (4.9)
  Fuel and gas costs  . . . .         5.8    10.5    (7.9)
  Other . . . . . . . . . . .        (5.6)    2.4    (4.6)
Deferred investment tax
 credit, net  . . . . . . . .        (2.6)   (3.5)   (1.6)
                                     ----    ----    ----
  Total Tax Expense . . . . .       $78.4   $69.7   $63.2

Classification of Tax Expense
Income taxes  . . . . . . . .       $78.4   $68.3   $41.0
Regulatory deferrals  . . . .           -     1.4    22.2
                                     ----    ----   -----
   Total Tax Expense . . . . .      $78.4   $69.7   $63.2
                                     ====    ====    ====

(a) Statutory rates applied to pretax income before preferred dividends and before tax expenses included in regulatory deferrals.

Components of Deferred Tax Assets and Liabilities

                                    At December 31,
$ in millions                             1993
- ----------------------------------------------------

Depreciation/property basis           $(429.5)
Regulatory deferrals                    (57.4)
Income taxes recoverable                (93.8)
Investment tax credit                    29.7
Other                                    31.7
                                       ------
  Net non-current liability           $(519.3)
                                       ======
  Net current liability               $ (13.4)
                                       ======



                        DPL Inc. 1993 Annual Report - 21

- -------------------------------------------------------------------------------
4.   Pension and Postretirement Benefits

A.   Pensions
     Substantially all DP&L employees participate in pension plans paid for by the Company. Employee benefits are based on their years of service, age at retirement, and for salaried employees, their compensation. The plans are funded in amounts actuarially determined to provide for these benefits.

     An interest rate of 6.0% was used in 1993 and 1992 in developing the amounts in the following tables. Actual returns on plan assets for 1993 and 1992, respectively, were 6.2% and 8.8%. Increases in compensation levels approximating 5% were used for all years.

     The following table presents the components of pension cost (portions of which were capitalized):

$ in millions                    1993    1992    1991
- --------------------------------------------------------

Service cost-benefits earned   $  5.4    $4.3   $ 3.5
Interest cost                    12.0    12.5    11.8
Expected return on plan
 assets of 7.5% in each year    (16.9)  (15.2)  (14.1)
Amortization amounts, net        (2.0)   (2.6)   (2.9)
                                -----   -----   -----

Net pension cost               $ (1.5)  $(1.0)  $(1.7)
                                =====   =====   =====

The following table sets forth the plans' funded status at December 31:

$ in millions                        1993      1992
- --------------------------------------------------------

Plan assets at fair value (a)      $255.0    $236.3
Less -
 Actuarial present value of
 projected benefit obligation       230.6     210.5
                                    -----     -----

Plan assets in excess of
 projected benefit obligation      $ 24.4    $ 25.8
                                    =====     =====

Vested benefit obligation          $183.9    $166.2

Accumulated benefit obligation
 without projected wage
 increases                         $207.4    $187.1

(a) Invested in guaranteed investment contracts, fixed income investments and equities including $22.5 million and $21.6 million of DPL Inc. common stock in 1993 and 1992, respectively.

The following table shows the amounts recorded in Other Assets in the Consolidated Balance Sheet at December 31:

$ in millions                        1993      1992
- --------------------------------------------------------
Plan assets in excess of
 projected benefit obligation        $24.4    $25.8
Transitional adjustments for
 amounts not reflected on the
 Consolidated Balance Sheet:
  Unamortized transition amount      (28.0)   (32.1)
  Prior service cost                  22.9     12.0
  Changes in plan assumptions
   and actuarial gains and losses     25.1     23.5
                                      ----     ----

Net pension assets                   $44.4    $29.2
                                      ====     ====


- -------------------------------------------------------------------------------
B.   Postretirement Benefits
     In 1993, DP&L adopted FASB Statement No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Previously, DP&L had used an accrual method to recognize these costs which approximated FASB Statement No.
106 amounts. Implementation did not create regulatory deferrals or have a material impact on expense.

     Qualified employees who retired prior to 1987 and their dependents are eligible for health care and life insurance benefits. The unamortized transition obligation associated with these benefits is being amortized over the approximate average remaining life expectancy of the retired employees. Active employees are eligible for life insurance benefits, and this unamortized transition obligation is being amortized over the average remaining service period.

The following table sets forth the accumulated postretirement benefit amounts at December 31:

$ in millions                               1993
- ------------------------------------------------------
Accumulated postretirement benefit
 obligation:
 - retirees and dependents                 $63.1
 - active employees                          1.2
                                            ----
     Total                                  64.3

Unamortized transition obligation           27.7
                                            ----
Accrued postretirement benefit liability   $36.6
                                            ====

The following table presents the components of postretirement benefit costs:

$ in millions                               1993
- ------------------------------------------------------

Interest cost                               $3.7
Amortization of transition obligation        3.0
                                             ---
Net periodic postretirement benefit cost    $6.7
                                             ===

The assumed health care cost trend rate used in measuring the unfunded accumulated postretirement benefit obligation is 15.0% for 1993 and decreases to 8.0% by 2004. A one percentage point increase in each future year's assumed health care trend rate would increase net periodic postretirement benefit cost by $0.4 million annually and would increase the accumulated postretirement benefit obligation by $6.4 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.0%.




                        DPL Inc. 1993 Annual Report - 22

- -------------------------------------------------------------------------------
5.  Long-term Debt
                                       At December 31,
$ in millions                          1993      1992
- ------------------------------------------------------

    First mortgage bonds maturing:
     1997       5-5/8 . . . . . .  $   40.0  $   40.0
     1998       7.06% and 7.22%(a)     29.0      31.7
     1999-2003  8.41% and 8.51%(a)     49.0     210.0
     2022-2026  8.14% and 8.67%(a)    671.0     450.0
     Pollution control series
      maturing through 2027
      - 7.97% . . . . . . . . . .     218.8     219.1
                                    -------    ------
                                    1,007.8     950.8
     Unamortized debt discount
      and premium (net) . . . . .      (2.5)     (6.5)
                                    -------     ------
                                    1,005.3     944.3
    Notes due 2007 - 7.83%  . . .      90.0         -
    Mortgage note due in install-
      ments through 2012-10.0%  .       7.6       7.8
                                    -------    ------

     Total  . . . . . . . . . . .  $1,102.9  $  952.1
                                    =======   =======
    Fair value (including
     current portion)-based
     upon quoted market prices
     or debt with similar
     characteristics   . . . . .   $1,189.0  $1,066.2
                                    =======   =======

(a) Weighted average interest rates for 1993 and 1992, respectively.

The amounts of maturities and mandatory redemptions for first mortgage bonds and notes are (in millions) $4.7 in 1994, 1995 and 1996, $46.8 in 1997 and $28.4 in 1998. Substantially all property and plant of DP&L is subject to the mortgage lien securing the first mortgage bonds.

New debt was issued during 1993 as follows:

                                     Principal Amount
    Issuances                        ($ in millions)
- -----------------------------------------------------

DP&L First Mortgage Bonds:
  8.15% Series due 2026                  $226.0
  7-7/8% Series due 2024                  220.0

DPL Inc.:
  7.83% Notes due 2007                     90.0
                                         ------
      Total                              $536.0
                                         ======

Proceeds of these financings were used to call several series of bonds and to repay short-term debt. There are no sinking fund provisions associated with any of these new debt issues.

- -------------------------------------------------------------------------------
6.  Notes Payable and Compensating Balances

    DPL Inc. and its subsidiaries have $200 million available through a revolving credit agreement. This agreement with a consortium of banks is renewable through 1998. Commitment fees are approximately $350,000 per year, depending upon the aggregate unused balance of the loan.

    At December 31, 1993, DPL Inc. had no outstanding borrowings under this credit agreement.

    DP&L also has $97.1 million available in short-term informal lines of credit. To support these lines of credit, DP&L is required to maintain average daily compensating balances of approximately $700,000 and also pay $189,000 per year in fee compensation.

    At year-end, DP&L had $10.0 million outstanding from these lines of credit at a weighted average interest rate of 3.68% and $15.0 million in commercial paper outstanding at a weighted average interest rate of 3.34%.


- -------------------------------------------------------------------------------
7.   Commonly Owned Facilities

DP&L owns certain electric generating and transmission facilities as tenants in common with other Ohio utilities. Each utility is obligated to pay its ownership share of construction and operation costs of each facility. As of December 31, 1993, DP&L had $12.3 million of commonly owned facilities under construction. DP&L's share of expenses is included in the Consolidated Statement of Results of Operations.

The following table presents DP&L's share of the commonly owned facilities:
                                               DP&L
                              DP&L Share    Investment
                           ---------------   ---------
                           Owner-    Prod.   Plant in
                            ship   Capacity   Service
                            (%)      (MW)   ($ in mil.)
- ------------------------------------------------------

Production Units:
  Beckjord Unit 6 . . . .   50.0     210        50
  Conesville Unit 4 . . .   16.5     129        29
  East Bend Station . . .   31.0     186       147
  Killen Station  . . . .   67.0     402       405
  Miami Fort Units 7 & 8.   36.0     360       112
  Stuart Station  . . . .   35.0     820       226
  Zimmer Generating
    Station . . . . . . .   28.1     365       985
Transmission (at
 varying percentages) . .                       66

                        DPL Inc. 1993 Annual Report - 23

- -------------------------------------------------------------------------------------------------------------------------
 8.  Common Shareholders' Equity

                                                                     Other        Common
                                              Common Stock          Paid-in       Stock
                                          --------------------      Capital      Held By       Earnings
                                        Outstanding              (premium, net   Employee    Reinvested in
$ in millions                             Shares        Amount     of expense)     Plans     the Business       Total
- -------------------------------------------------------------------------------------------------------------------------
1991:   Beginning balance . . . . .     69,010,903      $  0.7      $707.9              -        $359.0       $1,067.6
         Net income . . . . . . . .                                                               119.2          119.2
         Common stock dividends . .                                                              (111.8)        (111.8)
         Other  . . . . . . . . . .                                    0.2                         (0.2)             -
                                     -------------       -----       -----          -----         -----        -------
        Ending balance  . . . . . .     69,010,903      $  0.7      $708.1              -        $366.2       $1,075.0

1992:    Net income . . . . . . . .                                                               138.8          138.8
         Common stock dividends . .                                                              (110.8)        (110.8)
         Three-for-two stock split      34,499,095         0.3        (0.3)                                          -
         Employee stock plans . . .                                                (103.0)                      (103.0)
         Other  . . . . . . . . . .                                    0.2                         (0.2)             -
                                     -------------       -----       -----          -----         -----        -------
        Ending balance  . . . . . .    103,509,998      $  1.0      $708.0        $(103.0)       $394.0       $1,000.0

1993:    Net income . . . . . . . .                                                               139.0          139.0
         Common stock dividends . .                                                              (109.5)        (109.5)
         Employee stock plans . . .                                                  (2.2)                        (2.2)
         Other  . . . . . . . . . .                                    0.1                         (0.1)             -
                                     -------------       -----       -----          -----         -----        -------
        Ending balance  . . . . . .    103,509,998      $  1.0      $708.1        $(105.2)       $423.4       $1,027.3
                                     =============       =====       =====          =====         =====        =======


    In 1993, shareholders of DPL Inc. approved a proposal to increase authorized shares from 120 million to 250 million.

    DPL Inc. had 2,827,548 and 232,007 authorized but unissued shares reserved for the dividend reinvestment and employee stock plans, respectively, at December 31, 1993. These plans provide that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements. Stock market purchases were used to satisfy the requirements of these plans from 1991 through 1993.

    DPL Inc. established a leveraged Employee Stock Ownership Plan ("ESOP") in 1992 to provide benefits to eligible employees. DPL Inc. loaned the ESOP trust $90.0 million for the purchase of 4.7 million shares of common stock on the open market. Common shareholders' equity has been reduced for the cost of shares held by the trust and for 1.2 million shares related to another employee plan. Beginning in 1993, qualified employee contributions to the Company's 401(k) retirement savings plan are matched by DPL Inc. with ESOP common stock. Union employees also receive an annual Company contribution in ESOP stock. Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce accrued interest.

    In 1993, the FASB approved and DPL Inc. adopted a new Statement of Position on ESOP accounting. Implementation of this accounting change reduced net income by $2.5 million and reduced the number of common shares used in the calculation of earnings per share by 4.7 million, resulting in an overall $0.04 increase in earnings per share. During 1993, 0.1 million ESOP shares were allocated to employees and are outstanding for the calculation of earnings per share. Compensation expense, which is based on the fair value of the shares allocated, amounted to $2.0 million. The market value of unallocated shares at December 31, 1993 was $95.0 million.

    DPL Inc. has a Shareholder Rights Plan pursuant to which two-thirds of a Right is attached to and trades with each outstanding DPL Inc. Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.


                        DPL Inc. 1993 Annual Report - 24

- ------------------------------------------------------------------------------------------------------------------
 9.  Preferred Stock

DPL Inc.:  No par value, 8,000,000 shares authorized, no shares outstanding.

DP&L:      $25 par value, 4,000,000 shares authorized, no shares outstanding; and $100 par value, 4,000,000 shares authorized, 1,170,998 shares outstanding.
                                                         Without Mandatory                 With Mandatory
                                                       Redemption Provisions           Redemption Provisions (a)
                                                       -----------------------------------------------------------
                 Current               Current                                (millions)
Series/        Redemption              Shares                At December 31,                 At December 31,
 Rate             Price              Outstanding          1993             1992          1993                1992
- ------------------------------------------------------------------------------------------------------------------
A 3.75%          $102.50                93,280           $ 9.3            $ 9.3
B 3.75%          $103.00                69,398             7.0              7.0
C 3.90%          $101.00                65,830             6.6              6.6
D 7.48%          $103.23               150,000            15.0             15.0
E 7.70%          $101.00               199,990            20.0             20.0
F 7.375%         $101.00               250,000            25.0             25.0
H 8-5/8%         $101.00               120,000                                          $12.0               $16.0
I 9-3/8%         $104.00 (b)           180,000                                           18.0                22.5
                                                          ----             ----          ----                ----
  Total . . . . . . . . . . . . . . . . . . . . . . .    $82.9            $82.9         $30.0               $38.5
                                                          ====             ====          ====                ====

  Fair value (including current portion)-
    based upon quoted market prices                                                     $34.6               $44.1
                                                                                         ====                ====

(a)  Exclusive of sinking fund payment due within one year.
(b)  Prior to May 1, 1994 and $101.00 thereafter.


     The shares without mandatory redemption provisions may be redeemed at the option of DP&L at the per share prices indicated, plus accrued dividends.

     The shares with mandatory redemption provisions are redeemable pursuant to mandatory sinking fund requirements, but may also be redeemed at the option of DP&L at the per share prices indicated, plus accrued dividends. The annual sinking fund requirements for Series H and I are 5% of the original amount of each issue. Over the next five years, mandatory redemptions are $4.3 million (42,500 shares) per year. Shares redeemed or purchased to meet sinking fund requirements may not be reissued.

     Sinking fund requirements and redemptions of outstanding shares were 85,000 shares in 1993 and 42,500 in 1992 and 1991.

- ------------------------------------------------------------------------------------------------------------------
10.  Reconciliation of Net Income to Net Cash Provided by Operating Activities
                                                                                  For the years ended December 31,
$ in millions                                                                       1993       1992        1991
- ------------------------------------------------------------------------------------------------------------------
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        $139.0     $138.8      $119.2
  Adjustments for noncash items:
   Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .         110.9      105.6        96.4
   Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . .          17.2       29.9        (5.8)
   Allowance for equity funds used during construction . . . . . . . . . .          (0.2)      (0.2)      (18.5)
   Regulatory deferrals  . . . . . . . . . . . . . . . . . . . . . . . . .         (25.8)     (58.7)      (43.0)
  Changes in working capital:
   Accounts receivable and unbilled revenue  . . . . . . . . . . . . . . .          (2.5)      (2.9)        4.9
   Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . .          15.0        3.0       (15.9)
   Deferred gas costs  . . . . . . . . . . . . . . . . . . . . . . . . . .          (7.9)     (28.8)        9.7
   Accrued interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .          11.8       (4.2)        0.1
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          10.4      (11.2)       12.0
  DSM deferred costs . . . . . . . . . . . . . . . . . . . . . . . . . . .         (23.3)      (2.2)          -
  Other operating activities . . . . . . . . . . . . . . . . . . . . . . .          (9.3)       4.2        27.3
                                                                                   -----      -----       -----
  Net cash provided by operating activities  . . . . . . . . . . . . . . .        $235.3     $173.3      $186.4
                                                                                   =====      =====       =====


                                          DPL Inc. 1993 Annual Report - 25

- ------------------------------------------------------------------------------------------------------------
11.  Financial Information by Business Segments
                                                                      For the years ended December 31,
$ in millions                                                      1993              1992             1991
- ------------------------------------------------------------------------------------------------------------
Utility service revenues
      Electric  . . . . . . . . . . . . . . . . . . .           $  898.9          $  806.9         $  788.2
      Gas . . . . . . . . . . . . . . . . . . . . . .              245.1             203.8            201.0
      Other . . . . . . . . . . . . . . . . . . . . .                7.3               6.6              6.4
                                                                 -------           -------          -------
Total utility service revenues  . . . . . . . . . . .            1,151.3           1,017.3            995.6
Interest and other income . . . . . . . . . . . . . .               26.2              22.0             19.0
                                                                 -------           -------          -------
  Total income  . . . . . . . . . . . . . . . . . . .           $1,177.5          $1,039.3          $1,014.6
                                                                 =======           =======          ========
Operating profit before tax
      Electric  . . . . . . . . . . . . . . . . . . .           $  282.2          $  224.3         $  193.5
      Gas . . . . . . . . . . . . . . . . . . . . . .               19.9              22.1              0.7
      Other . . . . . . . . . . . . . . . . . . . . .                7.6              10.1             (6.9)
                                                                 -------           -------           ------
Total operating profit before tax . . . . . . . . . .              309.7             256.5            187.3
Other income, net (a) . . . . . . . . . . . . . . . .               13.4              54.3             76.5
Interest expense  . . . . . . . . . . . . . . . . . .               97.0              94.3             93.9
Preferred dividends . . . . . . . . . . . . . . . . .                8.7               9.4              9.7
                                                                 -------           -------          -------
  Income before income taxes  . . . . . . . . . . . .           $  217.4          $  207.1         $  160.2
                                                                 =======           =======          =======
Depreciation and amortization
      Electric  . . . . . . . . . . . . . . . . . . .           $  102.4          $   97.9         $   87.9
      Gas . . . . . . . . . . . . . . . . . . . . . .                5.7               5.6              6.0
      Other . . . . . . . . . . . . . . . . . . . . .                2.8               2.1              2.5
                                                                  ------           -------          -------
  Total depreciation and amortization . . . . . . . .           $  110.9          $  105.6         $   96.4
                                                                  ======           =======          =======
Construction additions
      Electric  . . . . . . . . . . . . . . . . . . .           $   66.3          $   46.6         $  103.4
      Gas . . . . . . . . . . . . . . . . . . . . . .               11.9              11.0             12.4
      Other . . . . . . . . . . . . . . . . . . . . .               10.7               1.4              1.6
                                                                  ------            ------           ------
  Total construction additions  . . . . . . . . . . .           $   88.9          $   59.0         $  117.4
                                                                  ======            ======           ======
Assets
      Electric  . . . . . . . . . . . . . . . . . . .           $2,825.5          $2,522.8         $2,521.1
      Gas . . . . . . . . . . . . . . . . . . . . . .              236.0             219.5            217.6
      Other (b) . . . . . . . . . . . . . . . . . . .              243.5             234.4            234.0
                                                                 -------           -------          -------
  Total assets at year end  . . . . . . . . . . . . .           $3,305.0          $2,976.7         $2,972.7
                                                                 =======           =======          =======

(a) Includes primarily interest income, AFC, regulatory deferrals and bond redemption costs.
(b) Includes primarily cash, temporary cash investments, and certain deferred items.

                        DPL Inc. 1993 Annual Report - 26

                       Report of Independent Accountants

Price Waterhouse                                               [logo]

To the Board of Directors and Shareholders of DPL Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of results of operations and of cash flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.

PRICE WATERHOUSE

Dayton, Ohio
January 25, 1994


                                          SELECTED QUARTERLY INFORMATION

                                                                 For the Three Months Ended
$ in millions except                    March 31,          June 30,            September 30,      December 31,
per share amounts                     1993      1992     1993     1992      1993      1992     1993      1992
- --------------------------------------------------------------------------------------------------------------
                                       $         $        $        $         $         $        $         $
Utility service revenues  . . . .    345.8     285.9    238.0    225.4     262.0     223.4    305.5     282.6
Income before income taxes  . . .     80.0      76.7     47.0     46.0      55.7      47.6     34.7      36.8
Net income  . . . . . . . . . . .     53.2      51.2     31.4     30.6      33.1      31.7     21.3      25.3
Earnings per share of common stock    0.54      0.49     0.33     0.30      0.33      0.31     0.22      0.24
Dividends paid per share  . . . .     0.28      0.27     0.28     0.27      0.28      0.27     0.28      0.27
Common stock market price-High  .   21-1/4    17-3/8     21     17-3/8    21-7/8    19-1/2   21-5/8    20
                         -Low . .   19-1/4    15-3/4     19     15-1/2    20-3/8    17       19        18-3/8

Earnings per share for the first three quarters of 1993 have been restated to reflect adoption of a new Statement of Position on ESOP accounting.


                                         DPL Inc. 1993 Annual Report - 27

                             Corporate Information

Transfer Agent and Register-
Common Stock and DP&L Preferred Stock

Securities Transfer & Shareholder Inquiries:
The First National Bank of Boston
Mail Stop: 45-02-09
Box 644
Boston, MA 02102-0644

Dividend Reinvestment:
The First National Bank of Boston
Mail Stop: 45-01-06
Box 1681
Boston, MA 02105-1681
Also dividend paying agent

Trustee-DP&L First Mortgage Bonds
The Bank of New York
Corporate Trust Administration
101 Barclay Street
New York, New York  10286
Also interest paying agent

Securities Listing
The New York Stock Exchange is the only national securities exchange on which DPL Inc. Common Stock and DP&L First Mortgage Bonds and Preferred Stock are listed. The trading symbol of the Common Stock is DPL.

Federal Income Tax Status of 1993 Dividend Payments
Dividends paid in 1993 on Common and Preferred Stock are fully taxable as dividend income.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, April 19, 1994, at The Victoria Theatre, Dayton, Ohio.

Communications
DPL Inc. staffs and Investor Relations Department to meet the information needs of shareholders and investors. Inquiries are welcomed by telephone, letter or postcard. Communications relating to shareholder accounts should be directed to the DPL Investor Relations Department (Telephone (513) 259-7150 or toll-free
(800) 322-9244) or to The First National Bank of Boston (Telephone (617) 575-2900 or toll-free (800) 442-2001).

Form 10-K Report
DPL Inc. reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which will be supplied upon request. Please direct inquiries to the Investor Relations Department.

Officers-DPL Inc. and DP&L
(Age/Years of Service)
Peter H. Forster (51/20)
     Chairman, President and Chief Executive Officer--DPL Inc.
     Chairman--DP&L
Allen M. Hill (48/26)
     President and Chief Executive Officer--DP&L
Paul R. Anderson (51/15)
     Controller--DP&L
Stephen P. Bramlage (47/25)
     Assistant Vice President--DP&L
Robert E. Buerger (49/28)
     Group Vice President--DP&L
Robert M. Combs (48/3)
     Treasurer--DP&L
Georgene H. Dawson (44/19)
     Assistant Vice President--DP&L
Jeanne S. Holihan (37/13)
     Assistant Vice President--DP&L
Thomas M. Jenkins (42/16)
     Group Vice President and Treasurer--DPL Inc.
     Group Vice President--DP&L
Stephen F. Koziar, Jr. (49/26)
     Group Vice President--DPL Inc. and DP&L
Judy W. Lansaw (42/15)
     Group Vice President and Secretary--DPL Inc. and DP&L
Lloyd E. Lewis, Jr. (67/13)
     Assistant Vice President--DP&L
Bryce W. Nickel (37/13)
     Assistant Vice President--DP&L
H. Ted Santo (43/22)
     Group Vice President--DP&L



                        DPL Inc. 1993 Annual Report - 28

As required by Rule 304 of Regulation S-T, the following appendix lists the graphic material contained in the 1993 DPL Inc. Annual Report to Shareholders. This graphic material, which appears in the paper copy of the report, was omitted from the electronically filed copy of the report.

                                    APPENDIX

Page       Item           Description
- -------    ----------     ----------------------------------------------------

Cover:
           Artwork: Bar chart, depicting increase over three periods. Chart is not set to any scale and is not titled.

           Photograph:    Man and woman in athletic wear, running

           Artwork: logo - "Way To Go", Company's umbrella name for conservation programs

           Artwork:       logo - DPL Inc.

Inside Cover:
           Artwork: Map of the State of Ohio, with DP&L service territory highlighted.

Page 1:
           No photographs or artwork

Page 2:
           Photographs:   The following are pictured with their names appearing
                          below the photo.
                          Robert J. Kegerreis, Ernie Green, Jane G. Haley,
                          James F. Dicke, II.

Page 3:
           Photographs:   The following Directors are pictured with their names
                          appearing below the photo.
                          Burnell R. Roberts, Thomas J. Danis, W August
                          Hillenbrand.

Page 4:
           Photographs:   The following Directors are pictured with their names
                          appearing below the photo.
                          Peter H. Forster, Chairman & CEO, DPL Inc. Allen M.
                          Hill, President & CEO, DP&L

Page 5:
           Bar Charts:
                                Return on Shareholders' Equity
                                Percent

                                1991   11.0%
                                1992   13.0%
                                1993   13.7%

Page       Item           Description
- -------    ----------     ----------------------------------------------------
Page 5:
(cont.)

           Bar Charts:          Earnings Per Share
                                Dollars

                                1991     $1.15
                                1992     $1.34
                                1993     $1.42


                                Dividends Per Share
                                Dollars

                                1991     $1.08
                                1992     $1.08
                                1993     $1.12


                                Total Return - Five Year
                                Average Annual Return
                                Percent (with reinvested dividends)

                                1991     17.7%
                                1992     22.6%
                                1993     21.1%


Page 6:
           Bar Chart:
                                Heat Rate
                                Btu/kWh

                                1991     9,912
                                1992     9,766
                                1993     9,793


Page 7:
           Photograph:    Utility worker in a storm situation.

           Photograph:    Man and woman in athletic wear, running.  This
                          photograph also appears on the cover.

Page    Item           Description
- ------- ----------     ----------------------------------------------------
Page 8:
        Photograph:    Two men and a woman in discussion over business plans
                       with an industrial lighting display in the background.

        Photograph:    Circular fluorescent light bulb

        Photograph:    Two women standing, holding a tray of food


Page 9:
        Photograph:    Two men in discussion with a large commercial mixer in
                       the background.

        Bar Chart:     Customer Satisfaction
                       Percent

                       1991     96%
                       1992     96%
                       1993     96%


Page 10:
        Artwork:       The Great Seal of The State of Ohio
        Photograph:    Coal Barge


Page 11:
        Photograph:    Man and woman in conversation in a shopping mall.

        Photograph:    Logo - General Motors Truck and Bus Group

        Photograph:    Logo - Air Force Materiel Command Headquarters


Page 12:
        Photograph:    Concert performance in amphitheater facility.

        Artwork: Logo - "Way To Go", Company's umbrella name for conservation programs. This artwork also appears on the cover.

Page      Item              Description
- -------   ----------        ----------------------------------------------------
Page 13:
        Bar Charts:
                                                 Electric Sales, GWH
                                                         Year
                                              --------------------------
                                              1991       1992        1993
                                              -----      -----       -----
                       Residential            4,571     4,260        4,558
                       Commercial             2,945     2,896        3,006
                       Industrial             3,949     3,938        4,089
                       Other                  1,850     2,960        3,023
                         Total               13,315    14,054       14,676


                                                  Electric Revenues
                                                    $ in millions
                                                         Year
                                              ---------------------------
                                              1991       1992        1993
                                              -----      -----       -----
                       Residential             332        326         374
                       Commercial              179        181         200
                       Industrial              187        190         206
                       Other                    93        112         121
                         Total                 791        809         901


                                                Average Price-Electric
                                                    Calendar Year
                                                      cents/kWh
                                              --------------------------
                                              1991       5.87
                                              1992       5.69
                                              1993       6.07


                                                      Gas Sales
                                                    Millions of MCF
                                                         Year
                                              --------------------------
                                              1991       1992        1993
                                              -----      -----       -----
                       Residential              27         28          29
                       Commercial                8          8           8
                       Industrial                6          5           3
                       Other                    12         14          17
                         Total                  53         55          57

Page          Item              Description
- ------- ----------     ----------------------------------------------------
Page 13
(cont.)
        Bar Charts:
                                                 Gas Revenues
                                                $ in millions
                                                     Year
                                          ---------------------------
                                          1991       1992       1993
                                          -----      -----      -----
                       Residential        125        128        161
                       Commercial          35         36         44
                       Industrial          22         19         15
                       Other               19         21         25
                         Total            201        204        245


                                             Average Price-Gas
                                               Calendar Year
                                                dollars/MCF
                                          --------------------------
                                          1991       4.39
                                          1992       4.36
                                          1993       5.42


                                             Construction Costs
                                              $ in millions
                                          --------------------------
                                          1991       117
                                          1992       59
                                          1993       89


                                              Operating Expenses
                                                $ in millions
                                                     Year
                                          --------------------------
                                          1991       1992       1993
                                          -----      -----      -----
              Fuel Used in
                       Production         237        221        227
              Gas Purchased for
                       Resale             130        118        156
              Operating &
                       Administrative     168        158        185
              Maintenance                  92         77         90
                       Total              627        574        658

Page      Item              Description
- -------   ----------        ----------------------------------------------------
Page 13:
 (cont.)
          Bar Charts:

                                    Capital Structure
                                      $ in millions
                                 ---------------------------
                                 1991       1992       1993
                                 -----      -----      -----
          Common
          Shareholders' equity   49%        48%        46%
          Preferred Stock         6%         6%         5%
          Long-term Debt         45%        46%        49%
                Total            $2,205     $2,074     $2,243


Page 27:
          Artwork:          logo - Price Waterhouse (Independent Auditors)