Form 10-K, Exhibit 13
DPL INC
filed 1995-03-31
CIK 787250

                                                 Exhibit 13

             (see appendix for logo description)
             (see appendix for photo description)
             (see appendix for logo description)

                      1994 Annual Report















                            [cover]

(see appendix for logo description)
                                                   Newsflash
                                            December 8, 1994

DP&L Selected as Top Electric Company in the Country

The Dayton Power and Light Company has been selected as the 1994 Utility of the Year by Electric Light and Power magazine. In a special ceremony today at DP&L's Energy Resource Center, DPL Inc. Chairman Pete Forster received the award from Wayne Beaty, managing editor of EL&P, the electric industry's premiere publication.

"This award belongs to you, the employees of DP&L," said
Pete. "You are the ones who made it happen. Being selected as Utility of the Year recognizes your hard work, commitment to excellence and quality customer service."

EL&P cited DP&L's outstanding performance to customers, employees and shareholders and responsible, caring corporate citizenship as the major factors for the Company's selection as the number one investor-owned utility in the country.

DP&L is the 26th recipient of this annual honor. The Company and our 1994 accomplishments will be featured in the December issue of the publication.

The Company was also recognized as Utility of the Year at the POWER-GEN AMERICAS '94 conference, December 7, a yearly forum for electric industry leaders to discuss energy issues.

"Every employee plays a vital role in making the Company successful," said Pete. "This award is an excellent example of what people can accomplish when they work together as a team toward a common goal."

"Now, more than ever, it's important to set our sights on the future and use this award as a stepping stone to reach a higher level of performance in 1995," said Pete.

CONTENTS

Setting The Direction/Corporate Profile 2
Creating The Strategies/Letter to Shareholders 3
Distinguished Performance 4
Making It Happen 6
Financial Review 13, 15-16
Financial & Statistical Summary 14
Financial Statements & Notes 17-27
Corporate Information 28

                    [inside front cover]

Financial & Operating Highlights

                                                1994    1993   %change
----------------------------------------------------------------------
Financial Performance:
Earnings per share of common stock      $       1.54    1.42     9
Dividends paid per share                $       1.18    1.12     5
Return on shareholders' equity          %       14.1    13.7
Return on total capital                 %       11.3    11.0
Market value per share at December 31   $     20-1/2  20-5/8    (1)
Book value per share at December 31     $      11.17   10.51     6
Total electric and natural
   gas revenues (millions)              $    1,180.6 1,144.0     3
Taxes per share                         $       2.21    1.95    13
Number of common shareholders                 51,270  53,275    (4)
Cash provided by operating
  activities (millions)                 $      286.9   235.3    22

First Mortgage Bond Ratings:
Duff & Phelps, Inc.                              AA      AA-
Standard & Poor's Corporation                    AA-      A
Moody's Investors Service                        A1      A2

Capital Investment Performance:
Construction additions (millions)       $      101.1    88.9    14
Construction expenditures paid from
  internal funds                        %        100     100

DP&L Operating Performance:
Electric --
  Average price per kWh-retail and
    wholesale customers (calendar year) cents   6.59    6.07     9
  Fuel efficiency --
    Heat rate-Btu per kWh                      9,836   9,793     -
    Industry average                          10,351  10,340     -
    Fuel savings (millions)             $       11.0    12.0    (8)
  System peak load-MW (calendar year)          2,824   2,765     2
  Reserve margin-capacity
    relative to peak load               %        6.8     9.1
Gas --
  Average price per MCF-retail customers
    (calendar year)                     $       5.44    5.42     -

DIRECTORS Pictured from left to right:  BURNELL R. ROBERTS
(2)(3) Retired Chairman and Chief Executive Officer, The Mead Corporation, Dayton, Ohio DAVID R. HOLMES (1)(4) Chairman, President and Chief Executive Officer, The Reynolds and Reynolds Company, Dayton, Ohio JAMES F. DICKE, II (2)(3) President, Crown Equipment Corporation, New Bremen, Ohio PETER H. FORSTER (1)(3)(4) Chairman, President and Chief Executive Officer, DPL Inc., Chairman, DP&L, Dayton, Ohio
W AUGUST HILLENBRAND (2)(3) President and Chief Executive Officer, Hillenbrand Industries, Batesville, Indiana JANE G. HALEY (1)(4) President, Gosiger, Inc., Dayton, Ohio ALLEN M. HILL (1)(4) President and Chief Executive Officer, DP&L, Dayton, Ohio THOMAS J. DANIS (1) Former Chairman and Chief Executive Officer, The Danis Companies, Dayton, Ohio ERNIE GREEN (1)(4) President and Chief Executive Officer, Ernie Green Industries, Dayton, Ohio All Directors of DPL Inc. are also Directors of DP&L. 1994 Committee Assignments:
DPL Inc. - Finance and Audit Review (1) Compensation and Management Review (2) Executive (3) DP&L - Community and External Relations (4)

(see appendix for photo description)

Setting The Direction

DP&L Service Area
West Central Ohio
(see appendix for artwork description)

Corporate Profile:

The interests of shareholders, employees and the community are all interrelated. These relationships are guided by the Board of Directors and Management setting the direction and creating the strategies. These strategies are fulfilled by our employees making it happen and working together with individual communities. Performing responsibly in all these areas leads to greater value for the shareholder.
   DPL Inc. was formed in 1986 as a holding company. Its principal subsidiary is The Dayton Power and Light Company ("DP&L"). DP&L sells electricity and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio, and employs over 3,000 people. Electricity for DP&L's 24 county service area is generated at eight power plants and is distributed to 470,000 retail customers. On a wholesale basis, electric energy is supplied to 12 municipalities. Natural gas service is provided to 290,000 customers in 16 counties. DP&L also provides steam service to 200 customers in downtown Dayton for heating and industrial processing.
The corporate offices of DPL Inc. are located at:

Courthouse Plaza Southwest
Dayton, Ohio 45402
(513) 224-6000

Creating The Strategies

(see appendix for logo description)

Dear Shareholders:

   Nationally, 1994 saw utility common stock prices being battered by a combination of increases in long-term rates, inflation fears, uncertain economic growth and generally below average dividend and earnings growth over-shadowed by certain change for the utility industry as we know it today.

   Against this backdrop, at DPL we focused our effort heavily on keeping the stock price up, generating above average earnings, substantially increasing dividends and taking advantage of the healthy economy in our region.

   Getting our success story out by visiting 20 cities, and talking with over 400 analysts helped us swim against the tide this past year. While the industry total return was off 16%, we finished up 5% with the stock price closing at $20-1/2. The people who heard our strategy generally agreed that it was right for DPL and many of them, who are long-term investors, bought our stock. In addition, during 1994, our credit ratings were upgraded by all three major rating agencies, including most recently, an upgrade to "AA" by Duff & Phelps.

   Our basic belief, incorporated in our strategy since 1978, is that we sell a commodity, and a commodity sells on price.

   The components that support this belief and make DPL successful remain unchanged:
         - Consistent, superior plant operations and low, but adequate reserves
         - Closely managed costs and adoption of best practices
         - Competitive retail electric and gas prices
         - A growing service area economy
         - Strong financial performance and a strong balance sheet

   We also believe that we have to produce a meaningful return to you, our shareholder, every year. We increased our annual dividend rate by six cents a year, or 5.4%, in February 1994 to $1.18 per share and increased it again on January 31, 1995 by six cents, or 5.1%, to $1.24 per share. Our continuing goal is sustainable above average earnings and sustainable above average dividend growth. We finished the year with earnings per share at $1.54 compared to $1.42 last year.

   A proud moment for DPL and its employees was being named the 1994 Utility of the Year. This achievement reaffirms the public's confidence in us and recognizes our commitment to the communities we serve.

   We believe, nationally, 1995 could be a lot like 1994. The year will begin with a lot political change, but of unknown impact, and an increasing interest rate environment. We are going to stay with the basics that we know and do well. We like our business and believe in our customers in West Central Ohio. It's a growing, healthy part of America and we are proud to be the energy supplier. The State of Ohio is pro growth with a reasonable balance in government, an experienced utility commission and elected officials committed to growth.

    Thanks for letting us work for you.

                        Best regards,

                        Peter H. Forster

                        Peter H. Forster
                        Chairman, President & CEO,
DPL Inc.


Total Return-
Five Year Average
Annual Return
Percent
(with reinvested Dividends)
--Industry Average

(see appendix for graph description)


Dividends
Per Share
Dollars

(see appendix for graph description)


Earnings
Per Share
Dollars

(see appendix for graph description)

Distinguished Performance

              Growing Service Area Economy - 1

Setting the Direction

   Enhance strong partnership with West Central Ohio to achieve economic growth



Creating The Strategies

   Promote the strengths of West Central Ohio

   Attract new business and encourage expansion of existing business

   Work with local communities to enhance the quality of life in West Central Ohio

   Promote wise energy use



Making It Happen

   Regional unemployment at less than 5% is below that of Ohio and the United States

   State of Ohio #1 ranked in economic development and expansion 1991 - 1993

   Solid growth in value-added jobs, business customers and sales to business in 1994

   Nationally recognized, effective and comprehensive demand-side management program

Distinguished Performance

                     Managing Costs - 2

Setting The Direction

   Manage costs at all levels while achieving performance goals



Creating The Strategies

   Improve Company-wide culture of cost control

   Predict and control operating and maintenance expense

   Manage capital expenditures to maximize reliability in least cost manner



Making It Happen

   All employees are shareholders and have incentive pay tied directly to cost control

   Predictable labor costs through the rest of the century

   DP&L employment remains below 1980 levels

   Capital expenditures at or below depreciation

Distinguished Performance

              Strong Financial Performance - 3


Setting The Direction

   Produce strong financial performance while minimizing future risk



Creating The Strategies

   Achieve above average earnings growth through energy sales growth and control of expenses

   Create and maintain financial risk profile that results in improved credit ratings

   Produce strong cashflow

   Finance all capital expenditures through internal cashflow



Making It Happen

   EPS growth of 8.5% in 1994 and 6.0% in 1993

   Credit ratings have been upgraded from BBB+ to AA since
   1992, versus trend of downgrades in industry

   100% cash earnings in 1994

   Refinancing stretched maturities - no short or medium-term interest rate risk

Distinguished Performance

                   Competitive Prices - 4


Setting The Direction

   Keep prices competitive relative to the state and the region



Creating The Strategies

   Achieve successful solutions which balance the needs of customers, shareholders and employees

   Implement cost-effective compliance plans for regulatory initiatives



Making It Happen

   Minimal Clean Air Act exposure will solidify competitive position with no material price impact

   Non-nuclear, 100% fossil fuel Company reduces operating risk

   Production costs are low and will be reduced further

   Natural gas pipeline access and contracts ensure low overall energy prices

Distinguished Performance

                   Superior Operations - 5


Setting The Direction

   Achieve consistent, superior operations with the most efficient use of existing assets



Creating The Strategies

   Focus on customer service throughout the organization

   Operate with low, but adequate electric reserves

   Maintain national leadership position in efficiency and productivity

   Continue with fuel contracts that will ensure low costs and enhance flexibility



Making It Happen

   Customer satisfaction remains at historically high levels


   Top ten in power plant efficiency and productivity nine times out of the last ten years

   Fuel contracts allow type and amount of coal procurement options at low and predictable prices

Distinguished Performance

                 Return to Shareholders - 6


Setting The Direction

   Deliver above average and sustainable earnings and dividend growth - maximize shareholder value



Creating The Strategies

   Achieve sustainable, above average earnings and dividend growth

Produce strong financial performance

   Differentiate the Company from the industry in terms of performance and position

   Minimize future risk through "Plain Vanilla" Balance Sheet



Making It Happen

   Dividend increases in seven of last eight years, averaging
   3.6% per year

   Total return of 110% since 1989 versus 6% for the industry

   Intensive investor relations effort in 1994 that resulted in nearly 100 meetings with investors managing total capital of over $4 trillion

Caption to photograph:
   Growing Service Area Economy - 1

   General Motors Corp. continues its presence in the Dayton area. The Moraine Assembly Plant builds the popular redesigned Chevy Blazer and GMC Jimmy.

   (see appendix for photo description)

Making It Happen

(see appendix for logo description)

Caption:
   Managing Costs - 2

   DPL is recognized as being among the best in the energy industry at managing costs. Employees are key to our success, as all employees are shareholders and have incentive pay tied directly to cost control.

DPL Inc. continued to distinguish itself as one of the nation's top-performing energy companies in an extremely challenging year. The formula for success and continued improvement remains simple. Combine a strong West Central
Ohio economy with a quality product and excellent customer service to produce solid financial returns for DPL shareholders.

   The West Central Ohio economy experienced remarkable growth in 1994. Productivity and expansion is on the rise in all sectors of West Central Ohio's diverse economy, including light manufacturing, research and development, high technology, transportation and professional services. This growth means new, value-added jobs for our region which, in turn, supports additional economic development opportunities and expansion. Unemployment in our area was below five percent, well under the national average, reflecting essentially full employment.

   The economic growth within our service territory continues to outpace state and national performance. This is due, in part, to expansion of already significant operations at General Motors Corporation, Honda of America, Copeland Corporation, Emery Worldwide and Whirlpool Corporation. For the past three years, Ohio ranked first in the nation for new manufacturing facilities and plant expansions, both in square footage and investment dollars. That's better than states such as Texas, North Carolina and California -- and indications are that the state and West Central Ohio will continue this positive trend.

   We play a major role in developing our customer base and highlighting the strengths of West Central Ohio. Through our energy incentive programs, we have supported the creation of more than 54,000 new jobs since 1986. These initiatives include WorkSmart, which promotes job creation through energy-efficient growth, and TargetSearch, which helps our communities attract new business.

   In a year when industry stock prices were down significantly, DPL was one of only a few utilities that produced a positive overall return for 1994. Positioning itself as a low-risk investment in an industry currently challenged by uncertainty, DPL followed a financial strategy that provides shareholders with above average earnings and dividend growth.

Caption to photograph:
                       Whirlpool, the world's leading
   manufacturer and marketer of home appliances, announced construction of a new, world-class assembly facility at its Greenville, Ohio division. Currently producing mixers and blenders, the $12.5 million project is expected to add 100 new jobs to the current work force of 350. Selected from 27 potential sites, Greenville and the dedicated loyal work force have proven their ability to consistently build world-class products.

   (see appendix for photo and logo description)

(see appendix for logo description)

   In 1994, earnings per share rose to $1.54, an increase of 8.5%. Dividends to our shareholders, which have increased seven of the last eight years, were increased six cents to $1.18 per share. And return on shareholders' equity was 14.1%. As measured by the market-to-book ratio, DPL ranks in the top ten nationally in our industry. As an indicator of DP&L's solid financial condition, our credit ratings were upgraded in November 1994 by Duff & Phelps and in March 1994 by both Standard and Poor's and Moody's Investors Service. Duff & Phelps raised our ratings to "AA" from "AA-", our highest rating in more than twenty years. S&P's upgrade to "AA-" was the second two-grade jump for DP&L in two years. DP&L is the only electric utility to achieve such upgrades in the last five years.

   The Company successfully issued 3.2 million common shares in March 1994 through a public offering in difficult market conditions. The offering was well-received by key institutional buyers and proceeds from the sale of shares were used to redeem 75% of DP&L's outstanding preferred stock. This action saves millions of dollars each year in preferred dividends.

   DP&L again achieved national recognition for its high standard of excellence in operating performance. In Electric Light and Power magazine's review of 1993 power generation marks at more than 100 utilities, DP&L's heat rate ranked as the second most efficient in the nation. This ranking was our best ever for heat rate, which measures the amount of energy it takes to produce one kilowatt of electricity. DP&L has placed in the top ten nine of the past ten years and in the top five for four consecutive years. Our 1994 heat rate of 9,836 Btu/kWh is expected to again be among the industry leaders.

   High operational standards and the effective use of resources combined with planned maintenance resulted in an equivalent forced outage rate ("EFOR") of 4.6%. EFOR measures the amount of time that an unplanned outage occurs at a generating unit. Over the past ten years, we saved our customers more than $250 million through our efficiency and productivity improvements.

   DP&L remains committed to its energy strategy of being an all-coal company. Flexible coal procurement contracts, in terms of cost, quality and volume, are in

  Caption to artwork:
     Sidney, Ohio is one of the many thriving West Central Ohio communities known for a quality work force and strong work ethic. DP&L continues to help communities attract new business and works closely with local, regional and state organizations to build partnerships for success in economic growth.

   (see appendix for artwork description)

Caption:
   Strong Financial Performance - 3

   DPL is committed to providing above average financial performance for shareholders. In 1994, 3.2 million Common Shares were issued, with the proceeds used to redeem Preferred Stock of The Dayton Power and Light Company. This action results in preferred dividend savings of $7 million annually.

Caption to photograph:
   Competitive Prices - 4

   Airborne Express continues to expand its current
   operational hub in Wilmington, Ohio to a nightly lift
   capacity of about three million pounds - with a fleet of
   nearly 100 aircraft.   The complex also includes the
   Airborne Stock Exchange, a combined critical parts warehouse and rapid response delivery system.

   (see appendix for photo description)

Caption to photograph:
                       Superior Operations - 5

  Corning has formed a partnership with both its customers and employees. Glass melting and forming in the Greenville, Ohio plant is a complex process using state-of-the-art technology. This plant manufactures consumer Pyrex(trademark), and pressed glass for both the automotive lighting and consumer markets. Employees work to continuously improve production processes, product quality, and customer service.

   (see appendix for photo description)

(see appendix for logo description)

place and take advantage of plentiful coal supplies in the region. As a result, the Company is well-positioned to meet the requirements of the Clear Air Act Amendments, and compliance is expected to have only an insignificant impact on prices.

   Our employees were put to the test in 1994 when severe weather pushed DP&L's natural gas and electric system capabilities to new levels. This June, DP&L set an all-time peak of 2,824,000 kilowatts of electricity. In January, our electric system set a new winter peak of 2,747,000 kilowatts, and our natural gas customer use was 630,000 MCF, the largest one day usage in over 20 years. During both peaks, there were no forced service curtailments, particularly significant in light of DP&L's low reserve margin of 7% versus an industry average of 20%. Our customers also experienced only minimal weather-related outages.

   Anticipating the growing energy needs of West Central Ohio, DP&L continues to operate its plants as efficiently as possible and plans to add a small number of peaking units. The new units will be clean, dual-fired combustion turbines that can burn natural gas or low sulfur fuel oil. Because of their small size, the units can be built economically, providing additional flexibility to efficiently meet the increasing energy demands of our customers. The first peaking unit is planned to be operational in Summer 1995.

   DP&L is uniquely positioned for the future as a full-service electric and natural gas provider. This year, the Company added 53 miles of new gas pipelines in the northern part of our service territory. These additions strengthen the Company's natural gas distribution system and increase customers' supply and transportation options, supporting our regional strength as a total energy provider.

   Exceeding our customers' expectations continues to be a priority at DP&L and we regularly seek customer feedback on our progress. Our track record of providing quality customer service is confirmed by the results of frequent surveys. To ensure ongoing customer satisfaction, all employees have incentive compensation tied to factors related to quality customer service.

   To accomplish our customer service goals, we start with the basics. DP&L's 23 customer service centers, located throughout West Central Ohio, ensure our customers receive

Caption to photograph:
                          Way To Go, the umbrella name for
our energy conservation
     programs, emphasizes our belief that being energy smart and money wise is definitely the Way To Go!

   Lucky the Dog, featured in numerous promotions, has attained local celebrity status and is part of our award winning consumer awareness campaign and an energy awareness program.

   (see appendix for artwork and logo description)


Caption:
   Return to Shareholders - 6

   DPL worked hard to provide top of the industry returns to our shareholders in 1994.

(see appendix for logo description)

reliable, quality service 24 hours a day, seven days a week.
From there, we take additional steps to offer programs and services that go beyond our customers expectations.

   DP&L's Way To Go energy conservation program has reached a broad section of our customer base. Over the past two years, more than 100,000 business and residential customers have been introduced to the value of energy efficiency through our energy and money-saving programs that include energy audits, lighting and motor rebates, and workshops.

   Supporting DP&L's commitment to the customer is our Energy Resource Center which showcases the latest in energy saving technology. In the first year of operation, this state-of-the-art learning center set new standards for customer service within the industry. More than 7,000 customers, including energy professionals, participated in hands-on programs at the Center.

   DP&L invests in the communities it serves through our education activities and employees' volunteer efforts. In 1994, DPL's "In Concert With the Environment" reached 10,000 future energy users and taught the importance of energy efficiency and protection of the environment. Additionally, 36,000 children learned energy conservation techniques and electricity and natural gas safety from DP&L employee volunteers.

   DP&L's Way To Go Scholars initiative combines academic excellence with valuable on-the-job experience. Since 1991, DP&L has instituted 11 scholarship programs at area universities and colleges, providing up to 44 students with tuition assistance and cooperative education opportunities each year.

   In recognition of a defining year of accomplishment for our customers, shareholders and employees, DP&L was named "1994 Utility of the Year" by Electric Light and Power magazine. Looking forward, we will seek out every opportunity for improvement, no matter how small. We are committed to being a full service electricity and natural gas provider that meets our customers' total energy needs -- and we continue to chart a steady financial course to ensure that DPL remains a low-risk investment in the heart of America that provides you, our shareholders, with an above average return on your investment.

Caption to artwork and logo:
   Located in Washington Court House, Ohio, FoxMeyer's 300,000-square foot pharmaceutical distribution center is scheduled to be operational by May 1995. Employing up to 200 people in the eastern edge of DP&L's service area, the FoxMeyer facility will be the largest, most automated distribution center in the world.

   (see appendix for artwork and logo description)

Financial Review



Electric Revenues      Gas Revenues        Total Taxes
$ in millions          $ in millions       $ in millions
(see appendix for      (see appendix for   (see appendix for
graph description)     graph description)  graph description)





Electric Sales         Gas Sales           Operating Expenses
Thousands of GWH       Millions of MCF     $ in millions
(see appendix for      (see appendix for   (see appendix for
graph description)     graph description)  graph description)





Average Price-Electric Average Price-Gas   Construction Costs
Calendar Year          Calendar Year       $ in millions
cents/kWh              $/MCF
(see appendix for      (see appendix for   (see appendix for
graph description)     graph description)  graph description)

Financial and Statistical Summary                                                                       DPL Inc.

                                                              1994         1993       1992       1991        1990
-----------------------------------------------------------------------------------------------------------------------
            For the years ended December 31,
 DPL Inc.:  Earnings per share of common stock . . . . . $    1.54         1.42       1.34       1.15        1.49
            Dividends paid per share . . . . . . . . . . $    1.18         1.12       1.08       1.08        1.04
            Dividend payout ratio  . . . . . . . . . . . %    76.6         78.9       80.6       93.9        69.8
            Return on shareholders' equity . . . . . . . %    14.1         13.7       13.0       11.0        14.7
            Net income (millions)  . . . . . . . . . . . $   154.9        139.0      138.8      119.2       153.0
            Utility service revenues (millions)  . . . . $ 1,187.9      1,151.3    1,017.3      995.6       945.5
            Construction additions (millions)  . . . . . $   101.1         88.9       59.0      117.4       249.2
            Market value per share at December 31  . . . $  20-1/2       20-5/8     19-3/4     17-1/4      12-7/8

 DP&L:      Electric sales (millions of kWh)--
              Residential  . . . . . . . . . . . . . . .     4,465        4,558      4,260      4,571       4,125
              Commercial . . . . . . . . . . . . . . . .     3,068        3,006      2,896      2,945       2,738
              Industrial . . . . . . . . . . . . . . . .     4,388        4,089      3,938      3,949       3,958
              Other  . . . . . . . . . . . . . . . . . .     2,298        3,023      2,960      1,850       1,807
                                                            ------       ------     ------     ------      ------
                Total  . . . . . . . . . . . . . . . . .    14,219       14,676     14,054     13,315      12,628
            Gas sales (thousands of MCF)--
              Residential  . . . . . . . . . . . . . . .    27,911       28,786     27,723     26,594      25,486
              Commercial . . . . . . . . . . . . . . . .     8,081        8,468      8,642      8,368       8,259
              Industrial . . . . . . . . . . . . . . . .     3,150        3,056      4,914      6,014       5,934
              Other  . . . . . . . . . . . . . . . . . .     2,909        3,171      3,402      3,187       3,076
              Transportation gas delivered . . . . . . .    15,147       13,401     10,811      8,494       8,093
                                                            ------       ------     ------     ------      ------
                Total  . . . . . . . . . . . . . . . . .    57,198       56,882     55,492     52,657      50,848

            At December 31,
 DPL Inc.:  Book value per share . . . . . . . . . . . . $   11.17        10.51       9.75      10.38       10.31
            Total assets (millions)  . . . . . . . . . . $ 3,232.7      3,302.0    2,976.7    2,972.7     2,914.8
            Long-term debt and preferred stock with
              mandatory redemption provisions
            (millions)                                   $ 1,093.7      1,132.9      990.6    1,047.1     1,055.5

 DP&L:      First mortgage bond ratings--
              Duff & Phelps, Inc.  . . . . . . . . . . .        AA           AA-         A+       BBB+        BBB+
              Standard & Poor's Corporation  . . . . . .        AA-           A          A        BBB+        BBB+
              Moody's Investors Service  . . . . . . . .        A1           A2         A2         A3          A3

            Number of Shareholders
 DPL Inc.:  Common . . . . . . . . . . . . . . . . . . .    51,270       53,275     54,023     53,846      53,030
 DP&L:      Preferred  . . . . . . . . . . . . . . . . .       795        1,873      1,969      2,034       2,100

Financial Review

    The 1994 earnings are $1.54 per share, compared to earnings per share of $1.42 in 1993 and $1.34 in 1992. The return on shareholders' equity was 14.1% in 1994 compared to 13.7% in 1993 and 13.0% in 1992.

    In 1994, electric revenues increased 5% with a 2% growth in retail sales reflecting the continued strength of the West Central Ohio economy. In 1993, warm summer temperatures contributed to an 11% increase in electric revenues and a 5% increase in retail sales. Implementation of the second and third steps of the electric rate increase phased in at 6.4% in 1993 and 1994 also caused revenues to increase in both years. (See Financial Statement Note 2.)

    Gas revenues decreased 3% in 1994. An overall sales increase of 1% reflected strong sales to transportation gas customers despite mild temperatures in late 1994. The 20% increase in gas revenues in 1993 reflected significantly higher gas cost rates and the 6.2% increase in base rates in March 1992.

    Interest and other income includes interest income associated with federal income tax refunds of $3 million in 1994 and $6 million in 1993.

    Operating and administrative expenses decreased 13% in 1994 and increased 17% in 1993. Bond redemption costs of $23 million and $9 million were incurred in 1993 and 1992, respectively.

    Maintenance expense decreased 5% in 1994 and increased 17% in 1993 reflecting changes in the level of planned maintenance programs on the Company's production and distribution equipment.

    Regulatory assets recorded during the phase-in of electric rates are now being amortized over a seven year recovery period that began in 1994. Additionally, deferred interest charges on the William H. Zimmer Generating Station ("Zimmer") are being amortized at a rate of $3 million annually over the life of the plant.

    In conjunction with the Public Utilities Commission of Ohio ("PUCO")-approved electric phase-in plan, a baseline return on equity of 13% (subject to upward adjustment) was established for DP&L. In the event the return exceeds the allowed return by between one to two percent, then one half of the excess return will be used to reduce the unrecovered cost of demand-side management programs, and any return that exceeds the allowed return by more than two percent will be entirely credited to these programs.

    Total income taxes increased in 1994 and 1993 resulting from higher pre-tax income. Additionally, in 1993, the corporate tax rate was increased to 35%, increasing income taxes by $3 million.

Credit Ratings
    In late 1994, DP&L's first mortgage bond credit rating was upgraded to "AA" from "AA-" and preferred stock to "AA-" from "A+" by Duff & Phelps. The Company's senior debt credit ratings were also upgraded to "AA-" by Standard & Poor's and to "A1" by Moody's Investors Service earlier in 1994. These upgrades reflect the Company's strong financial performance, cost reductions and competitive position. Duff & Phelps had

Income Statement Highlights

 $ in millions except per share amounts                           1994             1993              1992
---------------------------------------------------------------------------------------------------------
Electric Utility:
   Revenues . . . . . . . . . . . . . . . . . . . . . .           $944             $899              $807
   Fuel used in production  . . . . . . . . . . . . . .            218              225               219
                                                                  ----             ----              ----
     Net revenues . . . . . . . . . . . . . . . . . . .            726              674               588

Gas Utility:
   Revenues . . . . . . . . . . . . . . . . . . . . . .            237              245               204
   Gas purchased for resale . . . . . . . . . . . . . .            151              156               118
                                                                  ----             ----              ----
     Net revenues . . . . . . . . . . . . . . . . . . .             86               89                86

Interest and other income . . . . . . . . . . . . . . .             30               27                22
Operating and administrative  . . . . . . . . . . . . .            160              185               158
Maintenance of equipment and facilities . . . . . . . .             86               90                77
Amortization (deferral) of regulatory assets, net . . .             11              (26)              (59)
Income taxes  . . . . . . . . . . . . . . . . . . . . .            101               78                68
Net income  . . . . . . . . . . . . . . . . . . . . . .            155              139               139
Earnings per share of common stock  . . . . . . . . . .           1.54             1.42              1.34
Return on shareholders' equity  . . . . . . . . . . . .          14.1%            13.7%             13.0%

previously upgraded the Company's credit ratings in 1993. During the first quarter of 1992, DP&L's bond, preferred stock and commercial paper ratings were upgraded by all three credit rating agencies, reflecting the positive outcome of the Zimmer coal conversion project and rate settlement agreement. Each of these credit ratings is considered investment grade.

Construction Program and Financing
    Construction additions were $101 million, $89 million and $59 million in 1994, 1993 and 1992, respectively. Construction additions are expected to total $567 million during 1995-1999. The construction program includes plans for the construction of a series of 70 MW combustion turbine generating units, the first of which is scheduled for completion in Summer 1995. During this same period, a total of $85 million will be required for debt maturities and sinking funds for bonds and notes.

    During 1994, total cash provided by operating activities was $287 million. At year-end, cash and temporary cash investments were $96 million and there were no short-term borrowings.

    In March 1994, DPL Inc. issued 3,200,000 shares of common stock through a public offering. Proceeds from the sale were used in connection with the redemption of all outstanding shares of DP&L's Preferred Stock Series D, E, F, H and I.

    During late 1992 and early 1993, DP&L took advantage of favorable market conditions to reduce its cost of debt and extend maturities through early refundings. Overall, five new series of First Mortgage Bonds were issued, aggregating approximately $766 million with an average interest rate of 7.9%. The proceeds were used to redeem a similar principal amount of debt securities with an average interest rate of 8.7%.

    Issuance of additional amounts of First Mortgage Bonds by DP&L is limited by provisions of its mortgage. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales and construction plans. DPL Inc. anticipates that it has sufficient capacity to issue DP&L First Mortgage Bonds to satisfy its requirements in connection with its construction and refunding program during 1995-1999.

    DPL Inc. has a revolving credit agreement, renewable through 1999, which allows total borrowings by DPL Inc. and its subsidiaries of $200 million. At year-end 1994, DPL Inc. had no borrowings outstanding under this credit agreement.

    DP&L also has $97 million available in short-term lines of credit. At year-end, DP&L had no borrowings outstanding from these lines of credit and no commercial paper outstanding.

Issues and Financial Risks
    As a public utility, DP&L is subject to processes which determine the rates it charges for energy services. Regulators determine which costs are eligible for recovery in the rate setting process and when the recovery will occur.
They also establish the rate of return on utility investments which are valued under Ohio law based on historical costs.

    The utility industry is subject to inflationary pressures similar to those experienced by other capital-intensive industries. Because rates for regulated services are based on historical costs, cash flows may not cover the total future costs of providing services. Projected construction costs over the next five years average $113 million annually, which is less than the projected depreciation over the same period.

    The National Energy Policy Act allows the federal government to mandate access by others to a utility's transmission system and may accelerate competition in the supply of electricity.

    In January 1994, DP&L, the Staff of the PUCO and the Office of the Ohio Consumers' Counsel submitted to the PUCO an agreement which resolves issues relating to the recovery of natural gas "transition costs" to be billed to DP&L by interstate pipeline companies. The agreement, which was approved by the PUCO in July 1994, provides for the full recovery of these transition costs from DP&L customers. The interstate pipelines are continuing to file with the Federal Energy Regulatory Commission for authority to recover these transition costs, the exact magnitude of which has not been established.

    The Federal Environmental Protection Agency ("EPA") has notified numerous parties, including DP&L, that they are considered "Potentially Responsible Parties" for clean up of four hazardous waste sites in Ohio. The EPA has estimated total costs of $56 million for its preferred clean-up plans at three of these sites and has not established an estimated cost for the fourth site. The final resolution of these investigations will not have a material effect on DP&L's financial position, earnings or cash flow.

    Changing environmental regulations continue to increase the cost of providing service in the utility industry. The Clean Air Act Amendments of 1990 (the "Act") limit sulfur dioxide and nitrogen oxide emissions nationwide. The Act will restrict emissions in two phases with the Phase I compliance completed by 1995 and Phase II completed by 2000.

    In 1993, the PUCO approved DP&L's Clean Air Act Compliance Plan. This plan outlines the methods by which the emission reduction requirements will be met. Overall compliance is expected to have a minimal 1% to 2% price impact. DP&L anticipates that costs to comply with the Act will be eligible for recovery in future fuel hearings and other regulatory proceedings.

CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS                                            DPL Inc.

                                                                   For the years ended December 31,
$ In millions except per share amounts                             1994          1993          1992
---------------------------------------------------------------------------------------------------
Income
Utility service revenues . . . . . . . . . . . . . . . . . .   $1,187.9      $1,151.3      $1,017.3
Interest and other income  . . . . . . . . . . . . . . . . .       30.1          26.7          22.3
                                                              -------------------------------------
    Total income  . . .. . . . . . . . . . . . . . . . . . .    1,218.0       1,178.0       1,039.6
                                                              -------------------------------------

Expenses
Fuel used in electric and steam production . . . . . . . . .      220.7         226.6         220.7
Gas purchased for resale . . . . . . . . . . . . . . . . . .      150.8         156.4         117.6
Operating and administrative (Note 1) . . . . . . .  . . . .      159.9         184.6         157.8
Maintenance of equipment and facilities  . . . . . . . . . .       85.9          90.2          77.3
Depreciation and amortization  . . . . . . . . . . . . . . .      114.7         110.9         105.6
Amortization (deferral) of regulatory assets, net (Note 2) .       10.9         (25.8)        (58.7)
General taxes  . . . . . . . . . . . . . . . . . . . . . . .      121.1         112.0         108.5
Interest expense . . . . . . . . . . . . . . . . . . . . . .       93.2          97.0          94.3
Preferred dividend requirements of
  The Dayton Power & Light Company (Note 9). . . . . . . . .        4.7           8.7           9.4
                                                              -------------------------------------
   Total expenses  . . . . . . . . . . . . . . . . . . . . .      961.9         960.6         832.5
                                                              -------------------------------------
Income Before Income Taxes . . . . . . . . . . . . . . . . .      256.1         217.4         207.1

Income taxes (Notes 1 and 3) . . . . . . . . . . . . . . . .      101.2          78.4          68.3
                                                              -------------------------------------

Net Income . . . . . . . .. . . .. . . . . . . . . . . . . .   $  154.9      $  139.0      $  138.8
                                                              =====================================

Average Number of Common Shares . . . . . .  . . . . . . . .      100.4          97.7         103.5
  Outstanding (millions) (Note 8)

Earnings Per Share of Common Stock . . . . . . . . . . . . .   $   1.54      $   1.42      $   1.34

Dividends Paid Per Share of Common Stock . . . . . . . . . .   $   1.18      $   1.12      $   1.08

Return on Shareholders' Equity . . . . . . . . . . . . . . .      14.1%         13.7%         13.0%


See Notes to Consolidated Financial Statements.







                                                       17










CONSOLIDATED STATEMENT OF CASH FLOWS                                                           DPL Inc.
                                                                       For the years ended December 31,
$ in millions                                                          1994         1993           1992
-------------------------------------------------------------------------------------------------------

 Operating Activities
   Cash received from utility customers . . . . . . . . . . .      $1,199.0     $1,137.5       $1,003.8
   Other operating cash receipts  . . . . . . . . . . . . . .          25.4         26.4           23.5
   Cash paid for:
     Fuel and purchased power . . . . . . . . . . . . . . . .        (226.0)      (216.6)        (234.0)
     Purchased gas  . . . . . . . . . . . . . . . . . . . . .        (142.8)      (146.9)        (137.5)
     Operating and maintenance labor  . . . . . . . . . . . .         (90.0)       (83.3)         (84.2)
     Nonlabor operating expenditures  . . . . . . . . . . . .        (159.4)      (232.7)        (152.7)
     Interest (net of amounts capitalized)  . . . . . . . . .         (92.1)       (83.3)         (96.8)
     Income taxes . . . . . . . . . . . . . . . . . . . . . .        (105.8)       (54.4)         (50.1)
     Property, excise and payroll taxes . . . . . . . . . . .        (121.4)      (111.4)         (98.7)
                                                                  -------------------------------------
   Net cash provided by operating activities  . . . . . . . .         286.9        235.3          173.3
                                                                  -------------------------------------
 Investing Activities
   Net cash used for property expenditures and other  . . . .         (94.3)      (113.6)         (63.0)
                                                                  -------------------------------------

Financing Activities
   Dividends paid on common stock . . . . . . . . . . . . . .        (118.3)      (109.5)        (110.8)
   Redemption of preferred stock  . . . . . . . . . . . . . .         (94.2)        (8.5)          (4.3)
   Issuance (retirement) of common stock  . . . . . . . . . .          77.5          -             (0.1)
   Purchase of treasury stock . . . . . . . . . . . . . . . .          (9.4)         -              -
   Issuance (retirement) of short-term debt . . . . . . . . .         (25.0)      (127.0)          67.5
   Retirement of long-term debt . . . . . . . . . . . . . . .          (9.2)      (439.2)        (321.0)
   Issuance of long-term debt . . . . . . . . . . . . . . . .           -          536.0          320.4
   Common stock held by ESOP  . . . . . . . . . . . . . . . .           -            -            (90.0)
   Receipt of funds on deposit with trustee . . . . . . . . .           -            -             21.7
                                                                  -------------------------------------
   Net cash used for financing activities . . . . . . . . . .        (178.6)      (148.2)        (116.6)
                                                                  -------------------------------------

   Cash and temporary cash investments -
           Net change . . . . . . . . . . . . . . . . . . . .          14.0        (26.5)          (6.3)
           Balance at beginning of year . . . . . . . . . . .          81.6        108.1          114.4
                                                                  -------------------------------------
           Balance at end of year . . . . . . . . . . . . . .        $ 95.6       $ 81.6         $108.1
                                                                  =====================================

See Notes to Consolidated Financial Statements.




                                                         18

CONSOLIDATED BALANCE SHEET                                                                       DPL Inc.
                                                                                   At December 31,
$ in millions                                                              1994                      1993
---------------------------------------------------------------------------------------------------------


Assets

Utility property and plant  . . . . . . . . . . . . . . . . .          $3,254.1                  $3,204.7
Other property and plant  . . . . . . . . . . . . . . . . . .              62.3                      55.5
Construction work in progress . . . . . . . . . . . . . . . .              68.6                      35.8
                                                                    -------------------------------------
                                                                        3,385.0                   3,296.0
 Less--
 Accumulated depreciation and amortization  . . . . . . . . .          (1,072.8)                   (977.2)
                                                                    -------------------------------------
   Net property and plant . . . . . . . . . . . . . . . . . .           2,312.2                   2,318.8
                                                                    -------------------------------------

Current Assets
Cash and temporary cash investments . . . . . . . . . . . . .              95.6                      81.6
Accounts receivable, less provision for uncollectible
 accounts of $7.8 and $9.1, respectively  . . . . . . . . . .             103.4                     135.0
Inventories, at average cost  . . . . . . . . . . . . . . . .              84.6                      86.4
Taxes applicable to subsequent years  . . . . . . . . . . . .              78.3                      72.8
Gas costs recoverable . . . . . . . . . . . . . . . . . . . .               -                        23.1
Prepayments and other . . . . . . . . . . . . . . . . . . . .              24.9                      41.7
                                                                    -------------------------------------
   Total current assets . . . . . . . . . . . . . . . . . . .             386.8                     440.6
                                                                    -------------------------------------

Other Assets
Income taxes recoverable through future revenues (Note 1) . .             249.3                     269.1
Regulatory assets (Note 2)  . . . . . . . . . . . . . . . . .             168.8                     169.8
Other assets  . . . . . . . . . . . . . . . . . . . . . . . .             115.6                     103.7
                                                                    -------------------------------------
   Total other assets  . . . . . . . . . . . . . . . . . .  .             533.7                     542.6
                                                                    -------------------------------------
 Total Assets   . . . . . . . . . . . . . . . . . . . . . . .          $3,232.7                  $3,302.0
                                                                    =====================================






















Capitalization and Liabilities

Capitalization
Common shareholders' equity (Note 8)--
 Common stock . . . . . . . . . . . . . . . . . . . . . . . .         $     1.1                $    1.0
 Other paid-in capital  . . . . . . . . . . . . . . . . . . .             776.6                   708.1
 Common stock held by employee plans  . . . . . . . . . . . .            (108.7)                 (105.2)
 Earnings reinvested in the business  . . . . . . . . . . . .             459.3                   423.4
                                                                    -----------------------------------
   Total common shareholders' equity  . . . . . . . . . . . .           1,128.3                 1,027.3

Preferred stock of The Dayton Power and Light Company
  (Note 9)--
 Without mandatory redemption provisions  . . . . . . . . . .              22.9                    82.9
 With mandatory redemption provisions . . . . . . . . . . . .               -                      30.0
Long-term debt (Note 7) . . . . . . . . . . . . . . . . . . .           1,093.7                 1,102.9
                                                                    -----------------------------------
   Total capitalization . . . . . . . . . . . . . . . . . . .           2,244.9                 2,243.1
                                                                    -----------------------------------

Current Liabilities
Accounts payable  . . . . . . . . . . . . . . . . . . . . . .              75.3                   113.1
Short-term debt (Note 6)  . . . . . . . . . . . . . . . . . .               -                      25.0
Current portion of first mortgage bonds
 and preferred stock  . . . . . . . . . . . . . . . . . . . .               4.7                     9.0
Accrued taxes . . . . . . . . . . . . . . . . . . . . . . . .             123.9                   114.4
Accrued interest  . . . . . . . . . . . . . . . . . . . . . .              24.0                    24.3
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .              27.0                    51.4
                                                                   ------------------------------------
  Total current liabilities . . . . . . . . . . . . . . . . .             254.9                   337.2
                                                                   ------------------------------------

Deferred Credits and Other
Deferred taxes (Note 3) . . . . . . . . . . . . . . . . . . .             511.8                   519.3
Unamortized investment tax credit . . . . . . . . . . . . . .              81.5                    85.1
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . .             139.6                   117.3
                                                                   ------------------------------------
   Total deferred credits and other . . . . . . . . . . . . .             732.9                   721.7
                                                                   ------------------------------------

 Total Capitalization and Liabilities . . . . . . . . . . . .          $3,232.7                $3,302.0
                                                                   ====================================


See Notes to Consolidated Financial Statements.








                                                   19

Notes to Consolidated Financial Statements                             DPL Inc.

1.   Summary of Significant Accounting Policies

Principles of Consolidation
    The accounts of DPL Inc. and its wholly-owned subsidiaries are included in the accompanying consolidated financial statements. The consolidated financial statements of DPL Inc. principally reflect the results of operations and financial condition of DPL Inc.'s public utility subsidiary, The Dayton Power and Light Company ("DP&L"). DP&L is engaged in the business of selling electric energy, natural gas and steam. The results of operations of DPL Inc.'s non-utility subsidiaries currently do not have a material financial impact on the consolidated results.

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

    DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of (in millions) $13.1 in 1994 and $30.0 in 1993.

Operating and Administrative
    Operating and administrative expenses include $22.8 million in 1993 and $9.1 million in 1992 of redemption premiums and other costs relating to the refinancing of various bond issues.

Property and Plant, Maintenance and Depreciation
    Property and plant is shown at its original cost. Cost includes direct labor and material, allocable overhead costs and allowance for funds used during construction ("AFC"). AFC is reflected in the Consolidated Statement of Results of Operations in Interest and other income and amounts to (in millions) $0.5 in 1993 and $0.3 in 1992.

    When a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation. Maintenance costs and replacements of minor items of property are charged to expense.

    Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at a rate of 3.4% for 1994, 1993 and 1992.

Income Taxes
    Income taxes are deferred under the liability method in accordance with the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" effective in 1993. Under the liability method, deferred income taxes are provided for all differences between the financial statement basis and the tax basis of assets and liabilities using the enacted tax rate. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that the income taxes will be recoverable/refundable through future revenues. Investment tax credits, previously deferred, are being amortized over the lives of the related properties.

Consolidated Statement of Cash Flows
    The temporary cash investments presented on this Statement consist of liquid investments with an original maturity of three months or less.

Reclassifications
    Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.





                                          20

-------------------------------------------------------------------------------
2.   Regulatory Matters

    Pursuant to the 1992 PUCO-approved settlement agreement ("Agreement") among DP&L and various consumer groups, the third and final phase of the electric rate increase of 6.4% took effect in January 1994. Deferrals (including carrying charges) during the phase-in period of $28.1 million in 1993 and $57.7 million in 1992 were capitalized as Regulatory assets on the Consolidated Balance Sheet and are being recovered over a seven year period that began in 1994. Amortization, net of additional carrying charges, was $9.8 million in 1994.

    This settlement included an agreement by DP&L to undertake cost-effective demand-side management ("DSM") programs with an average annual cost of $15 million for four years commencing in 1992. The amount recovered in rates was $4.6 million in 1992. This amount increased to $7.8 million in 1993 and subsequent years. The difference between expenditures and amounts recovered through rates is deferred as a Regulatory asset and is eligible for future recovery in accordance with existing PUCO rulings.

    Regulatory assets also include interest charges on Zimmer which were previously deferred pursuant to PUCO approval. Amounts are being amortized at $2.8 million per year over the life of Zimmer.

    Regulatory assets on the Consolidated Balance Sheet were:

                                                At December 31,
$ in millions                                 1994           1993
-----------------------------------------------------------------

Phase-in                                    $ 75.9         $ 85.8
DSM                                           31.9           20.3
Deferred interest-Zimmer                      61.0           63.7
                                             -----          -----
  Total                                     $168.8         $169.8
                                             =====          =====

    The Agreement established a baseline return on equity for DP&L of 13% (subject to upward adjustment). In the event that the return exceeds the allowed return by between one to two percent, then one half of the excess return will be used to reduce the unrecovered cost of DSM programs, and any return that exceeds the allowed return by more than two percent will be entirely credited to these programs.

-------------------------------------------------------
3.   Income Taxes

                                   For the years ended
                                       December 31,
$ in millions                     1994     1993    1992
-------------------------------------------------------

Computation of Tax Expense
Statutory income tax rate . .      35%      35%     34%
Federal income tax (a)  . . .   $ 91.3    $79.1   $74.1
Increases (decreases) in tax
 from -
  Regulatory assets . . . . .      2.2     (6.1)  (11.8)
  Depreciation  . . . . . . .     10.4     10.2     9.3
  Investment tax credit
   amortized. . . . . . . . .     (3.7)    (3.0)   (3.0)
  Other, net. . . . . . . . .      1.0     (1.8)    1.1
                                -----------------------
    Total Tax Expense . . . .   $101.2    $78.4   $69.7
                                =======================

Components of Tax Expense
Taxes currently payable . . .   $107.9    $61.2   $38.4
Deferred taxes--
  Regulatory assets . . . . .      1.6      7.1     9.2
  Liberalized depreciation
   and amortization . . . . .     17.2     17.6    18.6
  Property taxes  . . . . . .     (6.1)    (6.1)   (5.9)
  Fuel and gas costs  . . . .    (12.7)     5.8    10.5
  Other . . . . . . . . . . .     (3.1)    (4.6)    2.4
Deferred investment tax
 credit, net  . . . . . . . .     (3.6)    (2.6)   (3.5)
                                -----------------------
    Total Tax Expense . . . .   $101.2    $78.4   $69.7
                                =======================

Classification of Tax Expense
Income taxes  . . . . . . . .   $101.2    $78.4   $68.3
Regulatory assets . . . . . .       -        -      1.4
                                -----------------------
    Total Tax Expense . . . .   $101.2    $78.4   $69.7
                                =======================

(a) Statutory rates applied to pre-tax income before preferred dividends and before tax expenses included in Regulatory assets.

Components of Deferred Tax Assets and Liabilities

                                                At December 31,
$ in millions                            1994                     1993
----------------------------------------------------------------------
Depreciation/property basis . . .     $(437.4)                 $(429.5)
Income taxes recoverable  . . . .       (88.9)                   (93.8)
Regulatory assets . . . . . . . .       (57.0)                   (57.4)
Investment tax credit . . . . . .        28.4                     29.7
Other  . . . . . . .  . . . . . .        43.1                     31.7
                                       ------                    -----
  Net non-current liability . . .     $(511.8)                 $(519.3)
                                       ======                    =====
  Net current asset (liability) .     $   2.3                  $ (13.4)
                                       ======                    =====



                                    21

-------------------------------------------------------------------------------
4.   Pensions and Postretirement Benefits

A.  Pensions
    Substantially all DP&L employees participate in pension plans paid for by the Company. Employee benefits are based on their years of service, age at retirement and, for salaried employees, their compensation. The plans are funded in amounts actuarially determined to provide for these benefits.

    In developing the amounts in the following tables, an interest rate of 6.25% was used in 1994 and 6.0% was used in 1993 and 1992. Actual returns on plan assets for 1994, 1993 and 1992 were 0.9%, 6.2% and 8.8%, respectively. Increases in compensation levels approximating 5% were used for all years.

    The following table presents the components of pension cost (portions of which were capitalized):


$ in millions                     1994     1993    1992
-------------------------------------------------------

Service cost-benefits earned     $ 6.1     $5.4   $ 4.3
Interest cost                     13.4     12.0    12.5
Expected return on plant
 assets of 7.5% in each year     (18.2)   (16.9)  (15.2)
Net amortization                  (1.5)    (2.0)   (2.6)
                                 ----------------------

Net pension cost                 $(0.2)   $(1.5)  $(1.0)
                                 ======================

    The following table sets forth the plans' funded status and amounts recorded in Other assets on the Consolidated Balance Sheet at December 31:

$ in millions                         1994       1993
-----------------------------------------------------

Plan assets at fair value (a)       $247.6     $255.0
Actuarial present value of
 projected benefit obligation        229.9      230.6
                                    -----------------

Plan assets in excess of
 projected benefit obligation         17.7       24.4

Unamortized transition obligation    (23.8)     (28.0)
Prior service cost                    20.2       22.9
Changes in plan assumptions
 and actuarial gains and losses       32.8       25.1
                                    -----------------

Net pension assets                  $ 46.9     $ 44.4
                                    =================

Vested benefit obligation           $179.7     $183.9
Accumulated benefit obligation
 without projected wage
 increases                          $211.1     $207.4

(a) Invested in guaranteed investment contracts, fixed income investments and equities including
     $22.4 million and $22.5 million of DPL Inc. common stock in 1994 and 1993, respectively.


-------------------------------------------------------------------------------
B.  Postretirement Benefits
    Qualified employees who retired prior to 1987 and their dependents are eligible for health care and life insurance benefits. The unamortized transition obligation associated with these benefits is being amortized over the approximate average remaining life expectancy of the retired employees. Active employees are eligible for life insurance benefits, and this unamortized transition obligation is being amortized over the average remaining service period.

    The following table sets forth the accumulated postretirement benefit amounts at December 31:

$ in millions                        1994      1993
---------------------------------------------------

Accumulated postretirement benefit
 obligation:
 - retirees and dependents            $61.4   $63.1
 - active employees                     1.1     1.2
                                       ----    ----
     Total                             62.5    64.3

Unamortized transition obligation     (24.8)  (27.7)
Actuarial gains and losses              3.0     -
                                       ----    ----
Accrued postretirement benefit
 liability                            $40.7   $36.6
                                       ====    ====

    The following table presents the components of postretirement benefit cost:

$ in millions                          1994    1993
---------------------------------------------------

Interest cost                         $ 3.7   $ 3.7
Net amortization                        3.0     3.0
                                       ----    ----
Postretirement benefit cost           $ 6.7   $ 6.7
                                       ====    ====

    The assumed health care cost trend rate used in measuring the unfunded accumulated postretirement benefit obligation is 15% for 1994 and decreases to 8% by 2004. A one percentage point increase in each future year's assumed health care trend rate would increase postretirement benefit cost by $0.4 million annually and would increase the accumulated postretirement benefit obligation by
$6.1 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25% in 1994 and 6.0% in 1993.




                          22

------------------------------------------------------------------------------
5.   Commonly Owned Facilities

    DP&L owns certain electric generating and transmission facilities as tenants in common with other Ohio utilities. Each utility is obligated to pay its ownership share of construction and operation costs of each facility. As of December 31, 1994, DP&L had $12.8 million of commonly owned facilities under construction. DP&L's share of expenses is included in the Consolidated Statement of Results of Operations.

    The following table presents DP&L's share of the commonly owned facilities:

                                                DP&L
                              DP&L Share     Investment
                             -----------     ----------
                           Owner-    Prod.    Plant in
                            ship   Capacity   Service
                            (%)      (MW)    ($ in mil.)
-------------------------------------------------------

Production Units:
 Beckjord Unit 6 . . . . .  50.0      210          50
 Conesville Unit 4 . . . .  16.5      129          30
 East Bend Station . . . .  31.0      186         149
 Killen Station  . . . . .  67.0      402         406
 Miami Fort Units 7 & 8. .  36.0      360         113
 Stuart Station  . . . . .  35.0      820         236
 Zimmer Station. . . . . .  28.1      365         985
Transmission (at varying
 percentages)  . . . . . .                         66


------------------------------------------------------------------------------
6.   Notes Payable and Compensating Balances

    DPL Inc. and its subsidiaries have $200 million available through a revolving credit agreement. This agreement with a consortium of banks is renewable through 1999. Commitment fees are approximately
$350,000 per year, depending upon the aggregate unused balance of the loan.

    At December 31, 1994, DPL Inc. had no outstanding borrowings under this credit agreement.

    DP&L also has $97.1 million available in short-term informal lines of credit. To support these lines of credit, DP&L is required to maintain average daily compensating balances of approximately $700,000 and also pay $168,000 per year in fees.

    At year-end, DP&L had no borrowings from these lines of credit and no commercial paper outstanding.

-------------------------------------------------------------------------------
7.   Long-term Debt
                                      At December 31,
$ in millions                         1994       1993
-----------------------------------------------------

First mortgage bonds maturing:
 1997      5-5/8%  . . . . . . .  $   40.0   $   40.0
 1998      6.87% and 7.06% (a) .      26.4       29.0
 1999-2003 8.16% and 8.41% (a) .      43.0       49.0
 2022-2026 8.14% . . . . . . . .     671.0      671.0
Pollution control series . . . .
 maturing through 2027
 - 7.97% . . . . . . . . . . . .     218.4      218.8
                                 --------------------
                                     998.8    1,007.8
 Unamortized debt discount
  and premium (net)  . . . . . .      (2.5)      (2.5)
                                 --------------------
                                     996.3    1,005.3
Notes due 2007 - 7.83% . . . . .      90.0       90.0
Mortgage note due in install-
  ments through 2012-10.0% . . .       7.4        7.6
                                 --------------------

    Total  . . . . . . . . . .    $1,093.7   $1,102.9
                                 ====================

(a) Weighted average interest rates for 1994 and 1993, respectively.

    The amounts of maturities and mandatory redemptions for first mortgage bonds and notes are (in millions) $4.7 in 1995 and 1996, $42.5 in 1997, $28.4 in 1998 and $4.4 in 1999. Substantially all property and plant of DP&L is subject to the mortgage lien securing the first mortgage bonds.

-------------------------------------------------------------------------------------------------------------------------
8.   Common Shareholders' Equity
                                                                           Common
                                      Common Stock(a)                      Stock
                                    ----------------------      Other      Held By        Earnings
                                    Outstanding                Paid-in     Employee     Reinvested in
$ in millions                         Shares        Amount     Capital     Plans        the Business      Total

-----------------------------------------------------------------------------------------------------------------
1992: Beginning balance . . . . .  69,010,903      $  0.7      $708.1      $    -          $366.2       $1,075.0
       Net income . . . . . . . .                                                           138.8          138.8
       Common stock dividends . .                                                          (110.8)        (110.8)
       Three-for-two stock split   34,499,095         0.3        (0.3)                                        -
       Employee stock plans . . .                                           (103.0)                       (103.0)
       Other  . . . . . . . . . .                                 0.2                        (0.2)            -
                                  ------------------------------------------------------------------------------
      Ending balance  . . . . . . 103,509,998         1.0       708.0       (103.0)         394.0        1,000.0

1993:  Net Income . . . . . . . .                                                           139.0          139.0
       Common stock dividends . .                                                          (109.5)        (109.5)
       Employee stock plans . . .                                             (2.2)                         (2.2)
       Other  . . . . . . . . . .                                 0.1                        (0.1)            -
                                  ------------------------------------------------------------------------------
      Ending balance  . . . . . . 103,509,998         1.0       708.1       (105.2)         423.4        1,027.3

1994:  Net income . . . . . . . .                                                           154.9          154.9
       Common stock dividends . .                                                          (118.3)        (118.3)
       Public offering  . . . . .   3,200,000         0.1        63.1                                       63.2
       Dividend reinvestment plan     720,225          -         14.4                                       14.4
       Treasury stock . . . . . .    (478,600)         -         (9.4)                                      (9.4)
       Employee stock plans . . .                                 0.2         (3.5)                         (3.3)
       Other  . . . . . . . . . .                                 0.2                        (0.7)          (0.5)
                                  ------------------------------------------------------------------------------
      Ending balance  . . . . . . 106,951,623      $  1.1      $776.6      $(108.7)        $459.3       $1,128.3
                                  ==============================================================================
(a)  $0.01 par value, 250,000,000 shares authorized.

    In March 1994, DPL Inc. issued 3,200,000 shares of common stock through a public offering. The net proceeds from the sale were used in connection with the redemption of all outstanding shares of several series of DP&L's preferred stock. (See Note 9.)

    DPL Inc. had 2,107,323 authorized but unissued shares reserved for the dividend reinvestment plan at December 31, 1994. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

    DPL Inc. established a leveraged Employee Stock Ownership Plan ("ESOP") in 1992 to fund matching contributions to the Company's 401(k) retirement savings plan and certain other payments to employees. The ESOP borrowed $90.0 million from DPL Inc. and acquired 4,706,550 shares of common stock on the open market. Common shareholders' equity is reduced for the cost of unallocated shares held by the trust and for 1,496,848 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

    Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce accrued interest.

    In 1994 and 1993, 209,281 shares and 100,498 shares, respectively, were allocated to employees and are outstanding for the calculation of earnings per share. Compensation expense, which is based on the fair value of the shares allocated, amounted to $4.0 million in 1994 and $2.0 million in 1993.

    DPL Inc. has a Shareholder Rights Plan pursuant to which two-thirds of a Right is attached to and trades with each outstanding DPL Inc. Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.


                                   24

---------------------------------------------------------------------------------------------------------------
9.   Preferred Stock

DPL Inc.:  No par value, 8,000,000 shares authorized, no shares outstanding.

DP&L:      $25 par value, 4,000,000 shares authorized, no shares outstanding; and $100 par value, 4,000,000 shares authorized, 228,508 shares outstanding.
                                                            Without Mandatory                 With Mandatory
                                                          Redemption Provisions           Redemption Provisions(a)
                                                          --------------------------------------------------------
            Current       Exercised      Current                               ($ in millions)
 Series/   Redemption    Redemption      Shares               At December 31,                  At December 31,
   Rate      Price         Price       Outstanding         1994             1993            1994              1993
------------------------------------------------------------------------------------------------------------------

A 3.75%      $102.50            -         93,280         $ 9.3             $ 9.3
B 3.75%      $103.00            -         69,398           7.0               7.0
C 3.90%      $101.00            -         65,830           6.6               6.6
D 7.48%            -      $103.23              -             -              15.0
E 7.70%            -      $101.00              -             -              20.0
F 7.375%           -      $101.00              -             -              25.0
H 8-5/8%           -      $101.00              -                                               -             $12.0
I 9-3/8%           -      $101.00              -                                               -              18.0
                                         -------         -----             -----           -----             -----
  Total                                  228,508         $22.9             $82.9               -             $30.0
                                         =======         =====             =====           =====             =====

a)Exclusive of sinking fund payment due within one year.

    The shares without mandatory redemption provisions may be redeemed at the option of DP&L at the per share prices indicated, plus accrued dividends.

    Mandatory and optional redemptions (at par) of outstanding shares of Series H and I were 40,000 and 45,000, respectively, in both 1994 and 1993.

    In 1994, DP&L redeemed all outstanding shares of its Preferred Stock Series D, E, F, H and I.

----------------------------------------------------------------------------------------------------------------
10.   Fair Value of Financial Instruments
                                                                                  At December 31,
                                                                        1994                         1993
                                                              -----------------------       --------------------
$ in millions                                                 Fair Value         Cost       Fair Value     Cost
----------------------------------------------------------------------------------------------------------------
                                                                   $               $              $          $
Assets
  Available for sale equity securities                            11.2            12.1            0.5        0.5
  Held to maturity securities, including temporary cash
    investments of $93.7 in 1994 and $81.1 in 1993 (a)           124.8           125.3          123.9      123.1

Liabilities
  Debt (b)                                                     1,043.3         1,098.5        1,214.0    1,132.6

Capitalization
  Preferred stock with mandatory redemptions (b)                   -               -             34.6       34.3
  Unallocated stock in ESOP                                       90.1            84.1           95.0       88.1

  (a)  Contractual maturities range from 1995 to 2005.
  (b)  Includes current maturities.

   Available for sale marketable equity securities are carried at market; the remaining financial instruments are carried at cost. The fair value is based upon quoted market prices or securities with similar characteristics.

------------------------------------------------------------------------------------------------------------------------
11.   Reconciliation of Net Income to Net Cash Provided by Operating Activities
                                                                                  For the years ended December 31,
$ in millions                                                                        1994        1993        1992
-----------------------------------------------------------------------------------------------------------------
  Net income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         $154.9      $139.0      $138.8
  Adjustments for noncash items:
   Depreciation and amortization . . . . . . . . . . . . . . . . . . . . .          114.7       110.9       105.6
   Deferred income taxes . . . . . . . . . . . . . . . . . . . . . . . . .           (6.7)       17.2        29.9
   Amortization (deferral) of regulatory assets, net . . . . . . . . . . .           10.9       (25.8)      (58.7)
  Changes in working capital:
   Accounts receivable and unbilled revenue  . . . . . . . . . . . . . . .           27.9        (2.5)       (2.9)
   Accounts payable  . . . . . . . . . . . . . . . . . . . . . . . . . . .          (40.0)       15.0         3.0
   Deferred gas costs  . . . . . . . . . . . . . . . . . . . . . . . . . .           28.7        (7.9)      (28.8)
   Accrued interest  . . . . . . . . . . . . . . . . . . . . . . . . . . .           (0.3)       11.8        (4.2)
   Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            3.5        10.2       (11.4)
  DSM deferred costs . . . . . . . . . . . . . . . . . . . . . . . . . . .          (14.4)      (20.3)       (2.2)
  Other operating activities . . . . . . . . . . . . . . . . . . . . . . .            7.7       (12.3)        4.2
                                                                                   ------------------------------
  Net cash provided by operating activities  . . . . . . . . . . . . . . .         $286.9      $235.3      $173.3
                                                                                   ==============================

-------------------------------------------------------------------------------------------------------------
12.   Financial Information by Business Segments
                                                                       For the years ended December 31,
$ in millions                                                        1994               1993             1992
-------------------------------------------------------------------------------------------------------------
Utility service revenues
      Electric  . . . . . . . . . . . . . . . . . . .            $  943.5           $  898.9         $  806.9
      Gas . . . . . . . . . . . . . . . . . . . . . .               237.1              245.1            203.8
      Other . . . . . . . . . . . . . . . . . . . . .                 7.3                7.3              6.6
                                                                 --------------------------------------------
Total utility service revenues  . . . . . . . . . . .             1,187.9            1,151.3          1,017.3
Interest and other income . . . . . . . . . . . . . .                30.1               26.7             22.3
                                                                 --------------------------------------------
  Total income  . . . . . . . . . . . . . . . . . . .            $1,218.0           $1,178.0         $1,039.6
                                                                 ============================================
Operating profit before tax
      Electric  . . . . . . . . . . . . . . . . . . .            $  325.2           $  310.8         $  284.7
      Gas . . . . . . . . . . . . . . . . . . . . . .                10.3               19.9             22.1
      Other . . . . . . . . . . . . . . . . . . . . .                 6.5                5.4              8.8
                                                                 --------------------------------------------
Total operating profit before tax . . . . . . . . . .               342.0              336.1            315.6
Other income, net (a) . . . . . . . . . . . . . . . .                12.0              (13.0)            (4.8)
Interest expense  . . . . . . . . . . . . . . . . . .               (93.2)             (97.0)           (94.3)
Preferred dividends . . . . . . . . . . . . . . . . .                (4.7)              (8.7)            (9.4)
                                                                 --------------------------------------------
  Income before income taxes  . . . . . . . . . . . .            $  256.1           $  217.4         $  207.1
                                                                 ============================================
Depreciation and amortization
      Electric  . . . . . . . . . . . . . . . . . . .            $  104.8           $  102.4         $   97.9
      Gas . . . . . . . . . . . . . . . . . . . . . .                 6.2                5.7              5.6
      Other . . . . . . . . . . . . . . . . . . . . .                 3.7                2.8              2.1
                                                                 --------------------------------------------
  Total depreciation and amortization . . . . . . . .            $  114.7           $  110.9         $  105.6
                                                                 ============================================
Construction additions
      Electric  . . . . . . . . . . . . . . . . . . .            $   82.1           $   66.3         $   46.6
      Gas . . . . . . . . . . . . . . . . . . . . . .                11.6               11.9             11.0
      Other . . . . . . . . . . . . . . . . . . . . .                 7.4               10.7              1.4
                                                                 --------------------------------------------
  Total construction additions  . . . . . . . . . . .            $  101.1           $   88.9         $   59.0
                                                                 ============================================
Assets
      Electric  . . . . . . . . . . . . . . . . . . .            $2,772.3           $2,822.5         $2,522.8
      Gas . . . . . . . . . . . . . . . . . . . . . .               201.7              236.0            219.5
      Other (b) . . . . . . . . . . . . . . . . . . .               258.7              243.5            234.4
                                                                 --------------------------------------------
  Total assets at year-end  . . . . . . . . . . . . .            $3,232.7           $3,302.0         $2,976.7
                                                                 ============================================

(a) Includes primarily interest income less bond redemption costs in 1993 and 1992.
(b) Includes primarily cash, temporary cash investments and certain deferred items.

                                                26

Report of Independent Accountants

Price Waterhouse LLP                     (see appendix for logo description)

To the Board of Directors and Shareholders of DPL Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of results of operations and of cash flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended
December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP


Dayton, Ohio
January 18, 1995



Selected Quarterly Information
                                                           For the Three Months Ended
$ in millions except                   March 31,          June 30,         September 30,       December 31,
per share amounts                    1994     1993      1994    1993       1994     1993      1994     1993
-----------------------------------------------------------------------------------------------------------
                                      $        $         $       $          $        $         $        $
Utility service revenues  . . . .   372.1    345.8     257.3   238.0      263.3    262.0     295.2    305.5
Income before income taxes  . . .    92.6     80.0      56.9    47.0       61.7     55.7      44.9     34.7
Net income  . . . . . . . . . . .    55.4     53.2      34.9    31.4       36.9     33.1      27.7     21.3
Earnings per share of common stock   0.57     0.54      0.34    0.33       0.36     0.33      0.27     0.22
Dividends paid per share  . . . .   0.295     0.28     0.295    0.28      0.295     0.28     0.295     0.28
Common stock market price-High  .  21-1/4   21-1/4    21-5/8     21      20-3/4   21-7/8      21     21-5/8
                         -Low . .  19-3/8   19-1/4    18-7/8     19      18-5/8   20-3/8      19     19

Corporate Information

Transfer Agent and Registrar--
Common Stock and DP&L Preferred Stock

Securities Transfer & Shareholder Inquiries:
The First National Bank of Boston
Mail Stop 45-02-09
Box 644
Boston, MA 02102-0644
(617) 575-2900
(800) 736-3001

Dividend Reinvestment:
The First National Bank of Boston
Mail Stop 45-01-06
Box 1681
Boston, MA 02105-1681
Also dividend paying agent
(617) 575-2900
(800) 736-3001

Trustee--DP&L First Mortgage Bonds
The Bank of New York
Corporate Trust Administration
101 Barclay Street
New York, New York, 10286
Also interest paying agent

Securities Listing
The New York Stock Exchange is the only national securities exchange on which DPL Inc. Common Stock and DP&L First Mortgage Bonds are listed. The trading symbol of the Common Stock is DPL.

Federal Income Tax Status of 1994 Dividend Payments
Dividends paid in 1994 on Common and Preferred Stock are fully taxable as dividend income.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, April 18, 1995, at Edison Community College Piqua, Ohio.

Communications
DPL Inc. staffs an Investor Relations Department to meet the information needs of shareholders and investors. Inquiries are welcomed. Communications relating to shareholder accounts should be directed to the DPL Investor Relations Department (513) 259-7150 or (800) 322-9244 or to The First
National Bank of Boston (617) 575-2900 or (800) 736-3001.

Form 10-K Report
DPL Inc. reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which will be supplied upon request. Please direct inquiries to the Investor Relations Department.

Officers--DPL Inc. and DP&L
(Age/Years of Service)
Peter H. Forster(52/21)
  Chairman, President and Chief Executive Officer--DPL Inc.
  Chairman--DP&L
Allen M. Hill(49/27)
  President and Chief Executive Officer--DP&L
Paul R. Anderson(52/16)
  Controller--DP&L
Stephen P. Bramlage(48/26)
  Assistant Vice President--DP&L
Robert M. Combs(49/4)
  Vice President--DP&L
Georgene H. Dawson(45/20)
  Assistant Vice President--DP&L
Jeanne S. Holihan(38/14)
  Assistant Vice President--DP&L
Thomas M. Jenkins(43/17)
  Group Vice President and Treasurer--DPL Inc. and DP&L
Stephen F. Koziar, Jr.(50/27)
  Group Vice President and Secretary--DPL Inc. and DP&L
Judy W. Lansaw(43/16)
  Group Vice President--DPL Inc. and DP&L
Bryce W. Nickel(38/14)
  Assistant Vice President--DP&L
H. Ted Santo(44/23)
  Group Vice President--DP&L


                                   28

As required by Rule 304 of Regulation S-T, the following appendix lists the graphic material contained in the 1994 DPL Inc. Annual Report to Shareholders. This graphic material, which appears in the paper copy of the report, was omitted from the electronically filed copy of the report.

                            APPENDIX

Page       Item          Description
-----      ------        ------------------------------------------------------
Cover:
           Artwork:      Logo - DPL Inc.

           Photograph:   Picture of six children, an elderly man and
                         a dog standing in a scenic setting
                         with Dayton skyline in the background.

           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

Inside
Cover:
           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

Page 2:
           Photograph:   The following are pictured with their names
                         and titles appearing above the photo:
                         Burnell R. Roberts, David R. Holmes, James F. Dicke,
                         II, Peter H. Forster, W August Hillenbrand, Jane G.
                         Haley, Allen M. Hill, Thomas J. Danis, Ernie Green.

           Artwork: Map of the State of Ohio, with DP&L service territory highlighted.

Page 3:
           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

           Bar Chart:              Total Return -
                                 Five Year Average
                                   Annual Return
                                     Percent
                             (with reinvested Dividends)
                         ---------------------------------
                                    1992     1993     1994
                                    ----     ----     ----
                         DPL Inc.   22.6%    21.1%    16.0%
                         Industry
                         Average    12.4%    11.2%     1.1%

           Bar Chart:              Dividends
                                   Per Share
                                   Dollars
                         -----------------------------
                                   1992    $1.08
                                   1993    $1.12
                                   1994    $1.18

Page       Item          Description
-----      -----        -------------------------------------------------------
Page 3:
(cont.)
           Bar Chart:              Earnings
                                   Per Share
                                   Dollars
                         ---------------------------
                                   1992    $1.34
                                   1993    $1.42
                                   1994    $1.54
Page 6:
           Photograph:   Assembly line at a General Motors plant.

Page 7:
           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

           Photograph:   Whirlpool mixer.

           Artwork:      Logo - Whirlpool Corporation.

Page 8:
           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

           Artwork: Sign containing a map of the State of Ohio and "Western Ohio Where Agriculture, People, and Companies Grow".

Page 9:
           Photograph:   Airborne Express aircraft being loaded with cargo.

Page 10:
           Photograph:   View of glass manufacturing process at a Corning
                         Glass plant.

Page 11:
           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

           Artwork: Lucky the Dog, promotional mascot for the energy conservation programs of the Company.

           Artwork: "DP&L" logo and "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

Page 12:
           Artwork: Logo - "DP&L 1994 Utility of the Year" with "Way To Go" logo, the umbrella name for energy conservation programs of the Company.

           Artwork: Artist's rendering of FoxMeyer Corporation facility that is currently under construction.

           Artwork:      Logo -"FoxMeyer Corporation"

Page       Item          Description
-----      -----         ----------------------------------------
Page 13:
           Bar Charts:                        Electric Revenues
                                                $ in millions
                                                    Year
                                            ---------------------
                                            1992     1993    1994
                                            ----     ----    ----
                         Residential         326      374     390
                         Commercial          181      200     218
                         Industrial          190      206     229
                         Other               112      121     109
                           Total             809      901     946


                                                Gas Revenues
                                               $ in millions
                                                    Year
                                            ---------------------
                                            1992     1993    1994
                                            ----     ----    ----
                         Residential         128      161     157
                         Commercial           36       44      42
                         Industrial           19       15      15
                         Transportation
                         & Other              21       25      23
                           Total             204      245     237


                                                Total Taxes
                                               $ in millions
                                                   Year
                                            ---------------------
                                            1992     178
                                            1993     190
                                            1994     222



                                               Electric Sales
                                              Thousands of GWH
                                                    Year
                                            ---------------------
                                            1992     1993    1994
                                            ----     ----    ----
                         Residential         4.3      4.6     4.4
                         Commercial          2.9      3.0     3.1
                         Industrial          3.9      4.1     4.4
                         Other               3.0      3.0     2.3
                           Total            14.1     14.7    14.2

Page       Item          Description
----       ----          ------------------------------------------
Page 13:
(cont.)
           Bar Charts:                            Gas Sales
                                               Millions of MCF
                                                    Year
                                            ---------------------
                                            1992     1993    1994
                                            ----     ----    ----
                         Residential          28       29      28
                         Commercial            8        8       8
                         Industrial            5        3       3
                         Transportation
                         & Other              14       17      18
                           Total              55       57      57

                                               Operating Expenses
                                                 $ in millions
                                                     Year
                                            ---------------------
                                            1992     1993    1994
                                            ----     ----    ----
                         Fuel Used In
                         Production          221      227     221
                         Gas Purchased
                         For Resale          118      156     151
                         Operating &
                         Administrative      158      185     159
                         Maintenance          77       90      86
                           Total             574      658     617

                                            Average Price - Electric
                                                 Calendar Year
                                                   cents/kWh
                                            ------------------------
                                            1992     5.69
                                            1993     6.07
                                            1994     6.59

                                              Average Price - Gas
                                                 Calendar Year
                                                    $/MCF
                                            -----------------------
                                            1992     4.36
                                            1993     5.42
                                            1994     5.44

                                              Construction Costs
                                               $ in millions
                                                    Year
                                            -----------------------
                                            1992      59
                                            1993      89
                                            1994     101

Page 27:
           Artwork:      Logo - Price Waterhouse LLP (Independent Auditors).