Form 10-K, Exhibit 13
period 1995-12-31
DPL INC
filed 1996-03-29
CIK 787250

                         1995 ANNUAL REPORT

(see appendix for logo description)

Caption to photograph:
EXCELLING IN A COMPETITIVE ENVIRONMENT

(see appendix for photograph description)


                               [cover]

KEY FACTORS FOR HIGH PERFORMANCE

RETURN TO SHAREHOLDERS. Deliver above average and sustainable earnings and dividend growth--maximize shareholder value.

SUPERIOR OPERATIONS. Achieve consistent, superior operations with the most efficient use of existing assets.

COMPETITIVE PRICES. Keep prices competitive relative to the state and the region.

STRONG FINANCIAL PERFORMANCE. Produce strong financial performance while minimizing risk.

GROWING SERVICE AREA ECONOMY. Enhance strong partnership with West Central Ohio to achieve economic growth.

MANAGING COSTS. Manage costs at all levels while achieving performance goals.


                             ABOUT THE COVER

Excelling in a Competitive Environment--A rich tradition in manufacturing technology and quality educational and training programs support the dynamic business climate of West Central Ohio. The Advanced Integrated Manufacturing Center, shown on the cover, is jointly sponsored by Sinclair Community College and The University of Dayton. Its accomplishments include an award-winning student project in manufacturing design.

This Report highlights DPL Inc.'s industry-leading performance in 1995, and its partnership with the people and businesses of West Central Ohio to achieve high performance in a competitive world.

DP&L SERVICE AREA
WEST CENTRAL OHIO
(see appendix for artwork description)

                            CORPORATE PROFILE

DPL Inc. was formed in 1986 as a holding company. Its principal subsidiary is The Dayton Power and Light Company ("DP&L"). DP&L sells electricity and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio. Electricity for DP&L's 24 county service area is generated at eight power plants and is distributed to 476,000 retail customers. Natural gas service is provided to 294,000 customers in 16 counties. The corporate offices of DPL Inc. are located at:

Courthouse Plaza Southwest, Dayton, Ohio 45402
(513) 224-6000.

                             [inside front cover]

                     FINANCIAL & OPERATING HIGHLIGHTS

                                               1995     1994   % change
-----------------------------------------------------------------------------
FINANCIAL PERFORMANCE

Earnings per share of common stock       $     1.63     1.54       6
Dividends paid per share                 $     1.24     1.18       5
Return on equity of regulated business   %     13.2     13.1
Return on total capital                  %     11.5     11.3
Market value per share at December 31    $   24 3/4   20 1/2      21
Book value per share at December 31      $    11.54    11.17       3
Total electric and natural gas revenues
 (millions)                              $  1,249.6  1,180.6       6
Taxes per share                          $     2.25     2.21       2
Number of common shareholders                48,919   51,270      (5)
Cash provided by operating activities
 (millions)                              $    305.3    286.9       6

FIRST MORTGAGE BOND RATINGS:
Duff & Phelps, Inc.                              AA       AA
Standard & Poor's Corporation                    AA-      AA-
Moody's Investor Service                        Aa3       A1

CAPITAL INVESTMENT PERFORMANCE:
Construction additions (millions)        $     87.3    101.1     (14)
Construction expenditures paid from
 internal funds                          %      100      100

DP&L OPERATING PERFORMANCE
Electric--
  Average price per kWh--retail and
   wholesale customers (calendar year)
   cents                                       6.07     6.59      (8)
  Fuel efficiency--
   Heat rate - Btu per kWh                    9,773    9,836      (1)
   Industry average                          10,425   10,351       1
   Fuel savings (millions)               $     14.3     11.0      30
  System peak load - MW (calendar year)       2,961    2,824       5
Gas--
  Average price per MCF - retail
   customers (calendar year)             $     4.90     5.44     (10)


                              DPL   1   1995

EXCELLING IN A COMPETITIVE ENVIRONMENT

RETURN TO SHAREHOLDERS
Total financial return to shareholders in 1995 was 27%, and has averaged more than 21% annually over the last five years, compared to an industry average of less than 8%.



Dear Shareholders:

We enjoy being in the electric and gas business, interacting in a positive way with our customers, being a part of the communities we serve and each and every one of us at "Team DPL" works hard at making West Central Ohio a better place to work and live.

So it comes as no surprise to you that in 1995 at DPL we continued to focus on doing what we do best, providing energy to West Central Ohio and working to create reasonable growth of earnings, dividends and stock price. It was a good year, we were able to reach or surpass almost all of our operating and financial goals.

Earnings were up to $1.63 per share, 5.8% over the $1.54 per share earned in 1994. On January 30, 1996 we increased the annual dividend rate by six cents per share to $1.30 per share, a 4.8% increase over 1995's dividend rate. This increase is the ninth in the last ten years and is part of our effort to provide you a meaningful, competitive return every year. Our stock price closed 1995 at $24 3/4 per share, increasing 21% over year end 1994 and near our all-time high of $25 5/8. Our total return to you in 1995 was 27% and our five year compounded annual total return is over 21%.

A growing service area economy is vital and, thanks to the one and a half million people in West Central Ohio, our regional economy is among the best in the nation. Growth is both expansive and diverse providing the basis for continued sales increases and a degree of insurance against the risk of a downturn in the economy. Electric sales to our business customers were up 5% in 1995 over 1994 sales, and the number of customers we serve continues to grow. In fact, this summer contained nine of our top ten peak days in DP&L's history, as a result of our strong economy and warmer than usual temperatures. I'm especially proud of the efforts of DP&L in developing partnerships with our communities, educational institutions, industries and individuals. Our new program, "Partners in Business," joins together business, education and government to strengthen the economy and helps to constantly upgrade an already well-trained workforce in West Central Ohio.

We continued our extensive investor analyst effort in 1995 to communicate our business plans directly to these decision makers across the nation. We visited with more than 300 analysts in 26 cities, ensuring that our operating belief is heard...


                              DPL   2   1995

 ...and understood. The foundation of this belief is unchanged since 1978-- we are in the business of selling a commodity, and a commodity sells on price.

In order to succeed in the commodity business, plant operations have to be among the best in the industry, and reserves must be low but adequate to meet our customers' needs. Costs must be closely managed, in order to have competitive prices--one of our highest priorities. We believe it is beneficial to be a combination electric and natural gas company, and we intend to take full advantage of our position as a low cost gas provider to produce the best energy package for each of our customers. Finally, strong financial performance accompanied by a clean, sound balance sheet help to protect against future financial and regulatory risk and ensure the growth of the Company.

Working together and shared success have been a key part of our belief in the past. We enjoyed working for you, our shareholders, in 1995 and will continue to stick with the basics in 1996.

                              Best regards,

                              Peter H. Forster

                              Peter H. Forster
                              Chairman & CEO
                              DPL Inc.

Caption to photogragh:
PICTURED FROM LEFT TO RIGHT ARE: BURNELL R. ROBERTS, DAVID R. HOLMES, JAMES F. DICKE, II, PETER H. FORSTER, W AUGUST HILLENBRAND, JANE G. HALEY, ALLEN M. HILL, THOMAS J. DANIS, ERNIE GREEN

(see appendix for photograph description)

Earnings
Per Share
Dollars
(see appendix for graph description)

Dividends
Per Share
Dollars
(see appendix for graph description)

                              DPL   3   1995

EXCELLING IN A COMPETITIVE ENVIRONMENT

SUPERIOR OPERATIONS
DPL maintains a national leadership position in power plant efficiency and productivity, overall system reliability, and customer satisfaction.



DPL Inc. will continue to focus on a commitment to strong financial performance, quality customer service, efficient operations and effective cost management efforts. By keeping energy prices competitive while meeting the total energy needs of our customers, we will continue to improve in an ever-changing environment.

During 1995, DPL Inc. again produced solid financial returns for shareholders to remain one of the nation's top-performing energy companies. The formula for transitioning this success to a potentially more competitive and less regulated environment will be much the same -- a strong West Central Ohio economy combined with a quality product and excellent customer service.

The West Central Ohio economy continues to outperform many areas in the nation. Productivity and expansion is accelerating in all sectors of our service territory's diverse economy, including high technology, research and development, light manufacturing, distribution and transportation and professional services. This growth means additional value-added jobs for our region that supports further economic development opportunities and expansion. In 1995, the average unemployment rate for the areas we serve was 4.4%, compared to 4.7% in Ohio and 5.7% nationally.

Business activity showed strength over a broad base of industrial and commercial customers. This year, General Motors added more than one thousand new positions at one of their largest Dayton area plants. The plant, which builds the popular Chevy Blazer, Oldsmobile Bravada and GMC Jimmy, employs three shifts working six days per week. Significant economic expansion is also occurring at Emery Worldwide Inc., Panasonic, F&P America, Whirlpool, Honda of America and The Chrysler Corporation.

Putting this growth into a broader perspective, in 1995, with a total of 911 new and expanded facilities constructed over a twelve month time period, the State of Ohio was once again declared the winner for economic growth and development. That's almost 400 facilities more than its closest competitor, North Carolina, and significantly more than Texas and California. Ohio's success is driven in part by the fact that West Central Ohio businesses invested over $720 million in new plant and expanded facilities. This trend of impressive economic growth and expansion will provide a solid base for future financial growth and ongoing success for the Company.

Caption to logo:
Way To Go is the umbrella name for our award winning energy efficiency programs, many of which feature the popular Lucky the Dog.

(see appendix for logo description)

                              DPL   4   1995

Caption to photograph:
EMERY WORLDWIDE, A SUBSIDIARY OF CONSOLIDATED FREIGHTWAYS, INC., HAS ITS OPERATIONAL NORTH AMERICAN HUB IN DAYTON, OHIO. EACH NIGHT, EMERY
TRANSPORTS UP TO FOUR MILLION POUNDS OF FREIGHT VIA NEARLY SEVENTY AIRCRAFT. EMERY IS CURRENTLY EXPANDING ITS RUNWAY FACILITIES AND ADDING A NEW LOGISTICS WAREHOUSE FACILITY.

(see appendix for photograph description)

                              DPL    5    1995

EXCELLING IN A COMPETITIVE ENVIRONMENT

COMPETITIVE PRICES
As a combination electric and natural gas company, we can meet our customers' total energy needs at a competitive price.



DP&L works closely with large and small companies to provide incentives for growth. In September, DP&L unveiled "Partners in Business", a program designed to help stimulate the economy by awarding credits to new or existing customers that expand or create new jobs. The credits, which are based on energy use, can be used to strengthen employee skills, enhance productivity or increase efficiency. Overall, since 1986, our energy incentive programs have supported the creation of 57,000 new jobs in West Central Ohio.

A total customer focus throughout the Company continues to be a priority at DP&L. To exceed our customers' expectations and accomplish our customer service goals, we start with the basics -- hardworking, dedicated employees. DP&L's twenty-one customer service centers located throughout West Central Ohio ensure our customers receive reliable, quality service around-the-clock, seven days a week. To monitor and improve customer satisfaction, customers are frequently surveyed and all employees have incentive compensation tied to the quality of customer service as well as cost control.

To keep energy prices competitive in the region, DP&L remains committed to managing costs at all levels in the Company while continuing to achieve high operational standards. The effective use of resources in the generating part of our business combined with predictive and preventative maintenance results in some of the best operating units in the country. By effectively scheduling maintenance and repairs during off-peak periods, DP&L keeps purchased power costs to a minimum and reduces the need for new plant construction.

Highlighting the importance of this strategy, DP&L customers established several new records for utility usage throughout the summer months. On August 14, an all-time peak demand of 2,961,000 kilowatts of electricity was set, marking the third consecutive year there has been record demand on the Company's electric system. Throughout the year, the Company maintained high levels of electric system reliability, despite extreme summer weather and the multiple system peaks.

In order to meet the growing energy needs of West Central Ohio, the first of a small number of combustion peaking units was placed in service in June -- just in time to assist in meeting the record-setting demands for electricity by our customers.

Caption to logo:
West Central Ohio plays a significant role in Ohio's number one ranking nationally for new business development and expansion.

(see appendix for logo description)

                              DPL   6   1995

Caption to photograph:
THE PANASONIC FACILITY IN TROY, OHIO ASSEMBLES, TESTS AND SHIPS
TELEVISION SCREENS TO MANUFACTURERS THROUGHOUT THE COUNTRY. A $120 MILLION EXPANSION CURRENTLY IN PROGRESS WILL SPECIALIZE IN 31" AND 35" SCREENS, MORE THAN DOUBLING THE SIZE OF THE FACILITY AND ADDING 350 JOBS.

(see appendix for photograph description)

                              DPL   7   1995

Caption to photograph:
SPECTRA-PHYSICS LASERPLANE, HEADQUARTERED IN DAYTON, OHIO, IS THE WORLD LEADER IN LEVELING, ALIGNING, AND GRADE CONTROL SYSTEMS. EMPLOYING OVER 600 PEOPLE IN THE DAYTON AREA, SPECTRA-PHYSICS IS A PARTICIPANT IN DP&L'S PARTNERS IN BUSINESS PROGRAM.

(see appendix for photograph description)

EXCELLING IN A COMPETITIVE ENVIRONMENT

STRONG FINANCIAL PERFORMANCE
DPL earnings and dividend growth continue to rank among the best in the industry. In 1995 earnings per share were $1.63, representing 5.8% growth over 1994 and dividends were increased to $1.24 per share, representing a 5.1% higher dividend rate than in 1994.



Completed ahead of schedule and below its expected cost, this natural gas-fired unit has a capacity of 75 megawatts and can be brought on-line quickly to meet peak energy requirements. With their small size, the units can be built economically, providing the flexibility to meet energy usage growth as it occurs.

Efficient operation of power plants also helps to meet customer demand for energy. DP&L has repeatedly been recognized for its production efficiency, as measured by heat rate. The Company's 1995 heat rate, which measures the amount of energy it takes to produce one kilowatt of electricity, of 9,773 Btu/kWh is expected to be among the industry leaders once again. Over the past ten years, we have saved our customers almost $250 million through our efficiency and productivity improvements.

To further improve reliability, DP&L worked closely with local government, community groups and customers to install new transmission lines throughout our service territory. The teamwork between DP&L employees and the community enables projects to be completed as planned, strengthening the Company's overall transmission system and improving reliability.

Positioning itself as a low-risk investment in the energy industry, DP&L remains committed to produce the majority of its energy from coal. Flexible coal procurement contracts are in place and take advantage of plentiful, quality coal supplies in the region. In addition, DP&L's long-standing practice of using low sulfur coal finds the Company well-positioned to meet the requirements of the Clean Air Act Amendments. Due to the flexibility built into our coal contracts, the compliance plan for the Clean Air Act Amendments is fully implemented, with little or no impact on energy prices for Phase I or Phase II, creating a significant competitive advantage.

A total energy provider with easy access to five major gas pipelines, our gas business strengthens our competitive position within the region. As a combination electric and natural gas company, we can provide our customers the best total energy package in terms of both their existing and future energy needs and at a competitive price.

Reflecting DP&L's outstanding performance and cost management efforts, Moody's Investors Service upgraded our credit rating in March 1995 from "A1" to "Aa3". This upgrade marks the third increase by Moody's since 1992 and is the highest...

Caption to logo:
Partners in Business is DP&L's innovative and new economic development program awarding energy credits to companies that expand or create new jobs.

(see appendix for logo description)

                              DPL   9   1995

EXCELLING IN A COMPETITIVE ENVIRONMENT

GROWING SERVICE AREA ECONOMY
The growth in the West Central Ohio economy continues to be robust and diverse. As a result, sales to business customers in 1995 increased 5% over 1994 totals.



 ...credit rating we've achieved with that agency in more than twenty years. DP&L is one of only two companies in the industry that has been upgraded to "Aa3" or higher by Moody's over the past two years. This increase follows credit rating upgrades in 1994 by both Duff & Phelps and Standard and Poor's ("S&P"). Duff & Phelps currently rates DP&L's senior debt as "AA" and S&P as "AA-".

In September, DP&L took advantage of low interest rates and further reduced the cost of its long-term debt. By refinancing $110 million of 9.50% Pollution Control Bonds with a series of 6.10% Air Quality Development Bonds due 2030, the Company will save nearly $4 million in annual interest costs and effectively reduce the embedded cost of debt to below 7.6%. The average maturity of all of our debt is extended to nearly 28 years. This refinancing further strengthens our balance sheet and reduces future financial risk. In total, our financial performance provides the flexibility and resources to achieve a lowest quartile cost position in our region while supporting quality customer service efforts and efficient power plant operations. Based on the Company's strong operations and DPL's solid financial performance, we are able to provide shareholders with above average earnings and dividend growth.

DP&L supports our customers through our Way To Go programs, including community and volunteer initiatives. Our goal is to use our resources to benefit the overall quality of life in West Central Ohio. The Company's Way To Go energy efficiency programs continue to reach a broad section of our customer base providing information, rebates and technology relating to energy-efficient lighting, motors and construction techniques. Over the past four years, 125,000 business and residential customers have been introduced to the value of energy efficiency through our energy-and money-saving initiatives. In addition, our employee volunteers staffed more than 40 community events attended by more than 230,000 people giving us the opportunity to talk with our customers about the benefits of the energy-saving services we provide.

We are also recognizing those business customers who are taking strides to improve the efficiency of their operations. Over the past two years, sixteen companies, representing the industrial, commercial, government, small business and community sectors, have been named DP&L Way To Go Energy Leaders.

Caption to logo:
DP&L invests in area communities through numerous education activities and volunteer efforts of employees, supporting West Central Ohio's quality of life and business environment.

(see appendix for logo description)

                              DPL   10   1995

Caption to photograph:
WEST CENTRAL OHIO PROVIDES GREAT EDUCATIONAL OPPORTUNITIES FOR YOUTH, WITH A DIVERSITY OF OPTIONS FOR CULTURAL AND ATHLETIC ACTIVITIES. IN TOTAL, THERE ARE APPROXIMATELY 90 HIGH SCHOOLS AND OVER 20 COLLEGES AND UNIVERSITIES IN THE AREA. DP&L'S STRONG COMMITMENT TO EDUCATION INCLUDES NUMEROUS ENVIRONMENTAL, SAFETY AND ENERGY AWARENESS PROGRAMS THAT REACHED MORE THAN 50,000 STUDENTS IN 1995.

(see appendix for photograph description)

                              DPL   11   1995

EXCELLING IN A COMPETITIVE ENVIRONMENT

MANAGING COSTS
The Company's success in managing costs results in stable enery prices for our customers and sustainable earnings for our shareholders.



Showcasing the latest in energy-saving technology, DP&L's Energy Resource Center continues to set the industry standard for offering innovative workshops and seminars to help our business customers become more energy-efficient and competitive. From hosting energy conferences for organizations like Delphi's Worldwide Facilities Group to working one-on-one with facility managers, Energy Resource Center staff have helped more than 12,000 customers and energy professionals improve the energy efficiency of West Central Ohio businesses.

DP&L's education programs continue to make a positive impact on energy users throughout our service territory. In Concert With the Environment teaches students about energy efficiency and protection of the environment using hands-on computer applications. Our one-of-a-kind scouting program highlights the fundamentals of energy conservation, electric generation, transmission and distribution and awards scouts Way To Go energy conservation patches for completing the workshop. And DP&L's Think Hot! initiative ensures students learn the importance of electric and gas safety in the classroom. In total, we have reached almost 50,000 students and teachers last year with our messages on energy conservation, the environment and safety education.

DP&L's Way To Go Scholars combines academic excellence with valuable on-the-job experience. Since 1991, DP&L has instituted programs at eleven area universities and colleges, providing nearly thirty students each year with tuition assistance and cooperative education opportunities.

DP&L employee volunteers were also present at virtually every city, township and county elected officials meetings within our service territory to insure that we stay informed on the critical issues facing the communities we serve. In this same spirit, DP&L employees volunteer significant time in their local communities through individual participation in educational, charitable, religious, and civic organizations.

As the energy industry environment evolves, the combination of a strong West Central Ohio economy, top of the industry operational achievements and excellent financial performance will continue to distinguish DPL Inc. as a leader in the industry. In order to attain our future goals, our focus will remain on the fundamentals, specifically, the Company's underlying commitments to quality customer service and furnishing our shareholders with a low-risk investment that provides above average returns and dividend growth.

Caption to logo:
DP&L recognizes those companies who improve their business position through energy efficiency.

(see appendix for logo description)


                              DPL   12   1995

                              FINANCIAL REVIEW


Electric Revenues             Gas Revenues             Total Taxes
$ in millions                 $ in millions            $ in millions
(see appendix for             (see appendix for        (see appendix for
graph description)            graph description)       graph description)


Electric Sales                Gas Sales                Operating Revenues
Thousands of GWH              Millions of MCF          $ in millions
(see appendix for             (see appendix for        (see appendix for
graph description)            graph description)       graph description)


Average Price-Electric        Average Price-Gas        Construction Costs
Calendar Year                 Calendar Year            $ in millions
cents/kWh                     $/MCF                    (see appendix for
(see appendix for             (see appendix for        graph description)
graph description)            graph descripiton)


                             DPL   13   1995

              FINANCIAL AND STATISTICAL SUMMARY    DPL INC.

                                     1995     1994     1993     1992     1991
-----------------------------------------------------------------------------
        For the years ended
DPL     December 31,
Inc.:   Earnings per share of
         common stock            $   1.63     1.54     1.42     1.34     1.15
        Dividends paid per share $   1.24     1.18     1.12     1.08     1.08
        Dividend payout ratio    %   76.1     76.6     78.9     80.6     93.9
        Net income (millions)    $  164.7    154.9    139.0    138.8    119.2
        Utility service revenues
         (millions)              $1,255.1  1,187.9  1,151.3  1,017.3    995.6
        Construction additions   $   87.3    101.1     88.9     59.0    117.4
         (millions)
        Market value per share
         at December 31          $ 24-3/4   20-1/2   20-5/8   19-3/4   17-1/4

DP&L:   Electric sales (millions
        of kWh) --
         Residential                4,871    4,465    4,558    4,260    4,571
         Commercial                 3,425    3,068    3,006    2,896    2,945
         Industrial                 4,401    4,388    4,089    3,938    3,949
         Other                      4,117    2,298    3,023    2,960    1,850
                                  -------  -------  -------  -------  -------
          Total                    16,814   14,219   14,676   14,054   13,315

        Gas sales (thousands of
        MCF) --
         Residential               29,397   27,911   28,786   27,723   26,594
         Commercial                 8,307    8,081    8,468    8,642    8,368
         Industrial                 2,584    3,150    3,056    4,914    6,014
         Other                      3,006    2,909    3,171    3,402    3,187
         Transported gas           16,376   15,147   13,401   10,811    8,494
                                  -------  -------  -------  -------  -------
          Total                    59,670   57,198   56,882   55,492   52,657

DPL     At December 31,
Inc.:   Book value per share     $  11.54    11.17    10.51     9.75    10.38
        Total assets (millions)  $3,322.8  3,232.7  3,302.0  2,976.7  2,972.7
        Long-term debt and
         preferred stock with
         mandatory redemption
         provisins (millions)    $1,081.5  1,093.7  1,132.9    990.6  1,047.1

DP&L:   First mortgage bond
        ratings--
        Duff & Phelps, Inc.           AA       AA       AA-       A+     BBB+
        Standard & Poor's
         Corporation                  AA-      AA-       A        A      BBB+
        Moody's Investors
         Service                     Aa3       A1       A2       A2       A3

        Number of Shareholders
DPL
Inc.:   Common                     48,919   51,270   53,275   54,023   53,846
DP&L:   Preferred                     733      795    1,873    1,969    2,034


                              DPL  14   1995

                             FINANCIAL REVIEW


The 1995 earnings increased to $1.63 per share, compared to earnings per share of $1.54 in 1994 and $1.42 in 1993.

In 1995, electric revenues increased 9% with a 5% growth in sales to business customers reflecting the continued strength of the West Central Ohio economy. Higher sales to other public utilities and increased residential sales due to weather conditions also contributed to the revenue increase. Fuel and purchased power expense increased 17% primarily related to the increased electric sales. In 1994, electric revenues increased 5% with a 2% increase in retail sales. Implementation of the last step of the electric rate increase phase-in of 6.4% also caused 1994 revenues to increase. (See Financial Statement Note 2.)

Gas revenues and gas purchased for resale decreased 6% and 12%, respectively, in 1995, as lower gas costs offset the 4% growth in volumes. Gas revenues decreased 3% in 1994. An overall sales increase of 1% reflected strong sales to transportation gas customers despite mild temperatures in late 1994.

Operation and maintenance expenses increased 11% in 1995 over 1994 primarily due to higher compensation and benefit expenses, computer system development and bond redemption costs. Operation and maintenance expense decreased 11% in 1994 from 1993 principally due to bond redemption costs incurred in 1993.

Regulatory assets recorded during the phase-in of electric rates are being amortized and recovered in current rates. In addition, deferred interest charges on the William H. Zimmer Generating Station ("Zimmer") are being amortized at $3 million per year over the projected life of the asset.


A 1992 Public Utilities Commission of Ohio ("PUCO")-approved settlement agreement and a subsequent stipulation in 1995 allowed accelerated recovery of demand-side management costs and, thereafter, production plant costs in the event that DP&L return on equity exceeds a baseline 13% (subject to upward adjustment). If the return exceeds the baseline return by one to two percent, one-half of the excess will be used to accelerate recovery of these costs. If the return is greater than two percent over the baseline, the entire excess will be used for such purpose.

Preferred stock dividends decreased $4 million in 1995 and 1994 due to redemptions of several series of preferred stock in 1994.

Total income taxes increased slightly in 1995 after a 29% increase in 1994 resulting from higher pre-tax earnings.

Credit Ratings

In March 1995, DP&L's senior debt credit rating was upgraded to "Aa3" from "A1" by Moody's Investors Service. This marks the third credit rating increase from Moody's since 1992 and the highest credit rating with the agency since 1974. The Moody's upgrade follows upgrades in 1994 by both Duff & Phelps and Standard & Poors ("S&P"). Duff & Phelps now rates DP&L's senior debt as "AA" and S&P as "AA-". Duff & Phelps had previously upgraded the Company's credit ratings in 1993. All of these upgrades are considered investment grade and reflect the Company's strong financial performance, cost reductions and competitive position.




                    INCOME STATEMENT HIGHLIGHTS

$ in millions except per share amounts    1995      1994      1993
------------------------------------------------------------------
ELECTRIC UTILITY:
 Revenues                               $1,028      $944      $899
 Fuel and purchased power                  256       218       225
                                         -----     -----     -----
  Net revenues                             772       726       674

GAS UTILITY:
 Revenues                                  222       237       245
 Gas purchased for resale                  133       151       156
                                         -----     -----     -----
  Net revenues                              89        86        89

Interest and other income                   30        30        27
Operation and maintenance expense          272       246       275
Amortization (deferral) of regulatory
 assets, net                                15        11       (26)
Income taxes                               102       101        78
Net income                                 165       155       139
Earnings per share of common stock        1.63      1.54      1.42


                              DPL   15   1995

Construction Program and Financing

Construction additions were $87 million, $101 million and $89 million in 1995, 1994 and 1993, respectively.

During 1995, total cash provided by operating activities was $305 million. At year-end, cash and temporary cash investments were $150 million.

In September 1995, a new series of Air Quality Development Revenue Refunding Bonds was issued in principal amount of $110 million with an interest rate of 6.10%. Proceeds from the financing were used to redeem a similar principal amount of first mortgage bonds with an interest rate of 9.5%.

In March 1994, DPL Inc. issued 3,200,000 shares of common stock through a public offering. Proceeds from the sale were used in connection with the redemption of all outstanding shares of DP&L's Preferred Stock Series D, E, F, H and I.

The capital program for the five years ending 2000 consists of construction costs of $631 million, which includes a series of 75 MW combustion turbine generating units, and debt maturities and sinking fund payments of $81 million.

Issuance of additional amounts of first mortgage bonds by DP&L is limited by provisions of its mortgage. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales and construction plans. DPL Inc. anticipates that it has sufficient capacity to issue DP&L first mortgage bonds to satisfy its requirements in connection with its capital program during 1996-2000.

In addition, DPL Inc. has a revolving credit agreement, renewable through 1999, which allows total borrowings by DPL Inc. and its subsidiaries of $200 million. At year-end 1995, DPL Inc. had no borrowings outstanding under this credit agreement.

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

The utility industry is subject to inflationary pressures similar to those experienced by other capital-intensive industries. Because rates for regulated services are based on historical costs, cash flows may not cover the total future costs of providing services. Projected construction costs over the next five years approximate projected depreciation over the same period.

In March 1995, the Federal Energy Regulatory Commission ("FERC") issued a Notice of Proposed Rulemaking ("NOPR") that seeks comments on FERC's initiative to create a more competitive wholesale electric power market. In this NOPR, FERC states its intention to require all electric utilities that own or control transmission facilities to file open access transmission tariffs. Open access transmission tariffs provide third parties non-discriminatory transmission service comparable to what the utility provides itself. In this proposed rulemaking, FERC also states that it will enact a principle that will entitle utilities to full recovery of legitimate and verifiable stranded costs on both the state and federal level.

The PUCO is holding roundtable discussions on the introduction of competition in the electric industry. Furthermore, legislative proposals have been introduced in Ohio concerning wholesale and retail wheeling which are designed to increase competition. These factors increase the risk that the Company's production plant and/or regulatory assets may not be fully recovered in rates.

A stipulation approved by the PUCO allows accelerated recovery of demand-side management and production plant costs to the extent that future DP&L income exceeds the allowed return.

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

Also, the Company partially insures against losses for business risks through its wholly-owned captive insurance company and third party carriers.

                              DPL   16   1995

CONSOLDIATED STATEMENT OF OPERATIONS                             DPL INC.

                                             For the years ended December 31,
$ in millions except per share amounts          1995       1994      1993
------------------------------------------------------------------------------
INCOME
Utility service revenues                     $1,255.1  $1,187.9  $1,151.3
Interest and other income                        29.7      30.1      26.7
                                             --------  --------  --------
  Total income                                1,284.8   1,218.0   1,178.0
                                             --------  --------  --------
EXPENSES
Fuel and purchased power                        257.5     220.7     226.6
Gas purchased for resale                        133.2     150.8     156.4
Operation and maintenance (Note 1)              272.3     245.8     274.8
Depreciation and amortization (Note 1)          118.9     114.7     110.9
Amortization (deferral) of regulatory
 assets, net (Note 2)                            15.4      10.9     (25.8)
General taxes                                   125.2     121.1     112.0
Interest expense                                 94.3      93.2      97.0
Preferred dividend requirements of
 The Dayton Power and Light Company
 (Note 9)                                         0.9       4.7       8.7
                                             --------  --------  --------
   Total expenses                             1,017.7     961.9     960.6
                                             --------  --------  --------

INCOME BEFORE INCOME TAXES                      267.1     256.1     217.4

Income taxes (Notes 1 and 3)                    102.4     101.2      78.4
                                             --------  --------  --------
NET INCOME                                   $  164.7  $  154.9  $  139.0
                                             ========  ========  ========

Average Number of Common Shares
 Outstanding (millions) (Note 8)                101.1     100.4      97.7

Earnings Per Share of Common Stock           $   1.63  $   1.54  $   1.42

Dividends Paid Per Share of Common Stock     $   1.24  $   1.18  $   1.12


See Notes to Consolidated Financial Statements.

                             DPL   17   1995

CONSOLIDATED STATEMENT OF CASH FLOWS                             DPL INC.

                                             For the years ended December 31,
$ in millions                                   1995       1994        1993
------------------------------------------------------------------------------
OPERATING ACTIVITIES
 Cash received from utility customers       $1,203.5   $1,199.0    $1,137.5
 Other operating cash receipts                  28.7       25.4        26.4
 Cash paid for:
  Fuel and purchased power                    (249.8)    (226.0)     (216.6)
  Purchased gas                               (131.7)    (142.8)     (146.9)
  Operation and maintenance labor              (89.3)     (90.0)      (83.3)
  Nonlabor operating expenditures             (136.9)    (159.4)     (232.7)
  Interest (net of amounts capitalized)        (91.9)     (92.1)      (83.3)
  Income taxes                                (103.1)    (105.8)      (54.4)
  Property, excise and payroll taxes          (124.2)    (121.4)     (111.4)
                                            --------   --------    --------
Net cash provided by operating activities
  (Note 11)                                    305.3      286.9       235.3
                                            --------   --------    --------

INVESTING ACTIVITIES
 Net cash used for property expenditures
  and other                                   (101.6)     (94.3)     (113.6)
                                            --------   --------    --------

FINANCING ACTIVITIES
 Dividends paid on common stock               (124.9)    (118.3)     (109.5)
 Retirement of long-term debt                 (126.7)      (9.2)     (439.2)
 Issuance of long-term debt                    108.8         -        536.0
 Purchase of treasury stock                     (6.1)      (9.4)         -
 Redemption of preferred stock                    -       (94.2)       (8.5)
 Retirement of short-term debt                    -       (25.0)     (127.0)
 Issuance of common stock                         -        77.5          -
                                            --------   --------    --------
 Net cash used for financing activities       (148.9)    (178.6)     (148.2)
                                            --------   --------    --------
Cash and temporary cash investments --

   Net change                                   54.8       14.0       (26.5)
   Balance at beginning of year                 95.6       81.6       108.1
                                            --------   --------    --------
   Balance at end of year                   $  150.4   $   95.6    $   81.6
                                            ========   ========    ========


See Notes to Consolidated Financial Statements.

                             DPL   18   1995

CONSOLIDATED BALANCE SHEET                               DPL INC.

                                                   At December 31,
$ in millions                                      1995       1994
--------------------------------------------------------------------------
ASSETS
Property
Utility property                               $3,370.7   $3,254.1
Other property                                     55.4       62.3
Construction work in progress                      23.5       68.6
                                               --------   --------
                                                3,449.6    3,385.0

Less--
 Accumulated depreciation and amortization     (1,167.8)  (1,072.8)
                                               --------   --------
   Net Property                                 2,281.8    2,312.2
                                               --------   --------
Current Assets
Cash and temporary cash investments               150.4       95.6
Accounts receivable, less provision for
 uncollectible accounts of $6.5 and $7.8,
 respectively                                     148.0      103.4
Inventories, at average cost                       82.7       84.6
Taxes applicable to subsequent years               82.4       78.3
Prepayments and other                              39.7       24.9
                                               --------   --------
  Total current assets                            503.2      386.8
                                               --------   --------
Other Assets
Income taxes recoverable through future
 revenues (Note 1)                                238.6      249.3
Regulatory assets (Note 2)                        155.7      168.8
Other assets                                      143.5      115.6
                                               --------   --------
  Total other assets                              537.8      533.7
                                               --------   --------
TOTAL ASSETS                                   $3,322.8   $3,232.7
                                               ========   ========
CAPITALIZATION AND LIABILITIES
Capitalization
Common shareholders' equity (Note 8)--
 Common stock                                  $    1.1   $    1.1
 Other paid-in capital                            771.4      776.6
 Common stock held by employee plans             (107.2)    (108.7)
 Earnings reinvested in the business              499.5      459.3
                                               --------   --------
  Total common shareholders' equity             1,164.8    1,128.3

Preferred stock (Note 9)                           22.9       22.9
Long-term debt (Note 7)                         1,081.5    1,093.7
                                               --------   --------
  Total capitalization                          2,269.2    2,244.9
                                               --------   --------
Current Liabilities
Accounts payable                                   97.0       75.3
Accrued taxes                                     119.4      123.9
Accrued interest                                   24.9       24.0
Other                                              43.5       31.7
                                               --------   --------
  Total current liabilities                       284.8      254.9
                                               --------   --------
Deferred Credits and Other
Deferred taxes (Note 3)                           516.3      511.8
Unamortized investment tax credit                  79.6       81.5
Other                                             172.9      139.6
                                               --------   --------
  Total deferred credits and other                768.8      732.9
                                               --------   --------
TOTAL CAPITALIZATION AND LIABILITIES           $3,322.8   $3,232.7
                                               ========   ========

See Notes to Consolidated Financial Statements.

                             DPL   19   1995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       DPL INC.



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation and Nature of Operations

The accounts of DPL Inc. and its wholly-owned subsidiaries are included in the accompanying consolidated financial statements. The consolidated financial statements of DPL Inc. principally reflect the results of operations and financial condition of DPL Inc.'s public utility subsidiary, The Dayton Power and Light Company ("DP&L"). DP&L is primarily engaged in the business of selling electric energy and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio. The majority of DPL Inc.'s earnings come from electricity and natural gas sales. Earnings from other operations currently do not have a material financial impact on the consolidated results.

Revenues and Fuel

Revenues include amounts charged to customers through fuel and gas recovery clauses, which are adjusted periodically for changes in such costs. Related costs that are recoverable or refundable in future periods are deferred along with the related income tax effects. Also included in revenues are amounts charged to customers through a surcharge for recovery of arrearages from certain eligible low-income households.
DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of (in millions) $40.7 in 1995 and $13.1 in 1994.

Operation and Maintenance

Operation and maintenance expenses include $4.7 million in 1995 and $22.8 million in 1993 of redemption premiums and other costs relating to the refinancing of bond issues.

Property, Maintenance and Depreciation

Property is shown at its original cost. Cost includes direct labor and material and allocable overhead costs.
When a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation. Maintenance costs and replacements of minor items of property are charged to expense.
Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at a rate of 3.4%.
The Financial Accounting Standards Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which is required to be adopted by 1996. The implementation of this Statement will not have a material impact on the Company's financial statements.

Income Taxes

Income taxes are deferred under the liability method. Deferred income taxes are provided for all temporary differences between the financial statement basis and the tax basis of assets and liabilities using the enacted tax rate. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that the income taxes will be recoverable/refundable through future revenues. Investment tax credits, previously deferred, are being amortized over the lives of the related properties.

Consolidated Statement of Cash Flows

The temporary cash investments presented on this Statement consist of liquid investments with an original maturity of three months or less.

Reclassifications

Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions related to future events.

                             DPL   20  1995

------------------------------------------------------------------------------
2.   REGULATORY MATTERS

Regulatory assets on the Consolidated Balance Sheet were:

                       At December 31,
$ in millions           1995    1994
-------------------------------------

a.  Phase-in          $ 61.4  $ 75.9
b.  DSM                 36.2    31.9
c.  Deffered interest   58.1    61.0
                      ------  ------
Total                 $155.7  $168.8
                      ======  ======

a. As part of a 1992 PUCO-approved settlement agreement ("Agreement") among DP&L and various consumer groups, the third and final phase of an electric rate increase of 6.4% took effect in January 1994. Deferrals (including carrying charges) during the phase-in period are being recovered in current rates.

b. As part of the Agreement, DP&L undertook cost-effective demand-side management ("DSM") programs with an average annual cost of $15 million for 1992-1995. These costs are deferred and are being recovered at approximately $9 million per year.
  The Agreement, as updated by a subsequent stipulation approved by the PUCO in 1995, allowed accelerated recovery of DSM costs and, thereafter, production plant costs in the event that DP&L return on equity exceeds a baseline 13% (subject to upward adjustment). If the return exceeds the baseline return by one to two percent, one-half of the excess will be used to accelerate recovery of these costs. If the return is greater than two percent over the baseline, the entire excess will be used for such purpose.

c. Interest charges related to Zimmer which were previously deferred pursuant to PUCO approval are being amortized at $2.8 million per year over the projected life of the asset.

------------------------------------------------------------------------------
3.   INCOME TAXES

                                 For the years ended
                                     December 31,
$ in millions                  1995      1994      1993
-------------------------------------------------------
Computation of Tax Expense

Statutory income tax rate       35%       35%       35%
Federal income tax (a)       $ 93.8    $ 91.3    $ 79.1
Increases (decreases) in
  tax from --
 Regulatory assets              3.3       2.2      (6.1)
 Depreciation                  10.8      10.4      10.2
 Investment tax credit
  amortized                    (3.0)     (3.7)     (3.0)
 Other, net                    (2.5)      1.0      (1.8)
                             ------    ------    ------
  Total tax expense          $102.4    $101.2    $ 78.4
                             ======    ======    ======

Components of Tax Expense

Taxes currently payable      $ 93.0    $107.9    $ 61.2
Deferred taxes--
 Regulatory assets             (1.7)      1.6       7.1
 Liberalized depreciation
  and amortization             14.1      17.2      17.6
 Property taxes                  -       (6.1)     (6.1)
 Fuel and gas costs            (3.1)    (12.7)      5.8
 Other                          1.9      (3.1)     (4.6)
Deferred investment tax
 credit, net                   (1.8)     (3.6)     (2.6)
                             ------    ------    ------
   Total tax expense         $102.4    $101.2    $ 78.4
                             ======    ======    ======

(a) Statutory rates applied to pre-tax income before preferred dividends.


Components of Deferred Tax Assets and Liabilities

                                At December 31,
$ in millions                   1995      1994
-----------------------------------------------
Non-Current Liabilities
Depreciation/property basis  $(450.9)  $(437.4)
Income taxes recoverable       (82.9)    (88.9)
Regulatory assets              (52.3)    (57.0)
Investment tax credit           27.8      28.4
Other                           42.0      43.1
                             -------   -------
 Net non-current liability   $(516.3)  $(511.8)
                             =======   =======
Net Current Asset            $   6.1   $   2.3
                             =======   =======


                             DPL   21   1995

------------------------------------------------------------------------------
4.   PENSIONS AND POSTRETIREMENT BENEFITS

Pensions

Substantially all DP&L employees participate in pension plans paid for by the Company. Employee benefits are based on their years of service, age at retirement and, for salaried employees, their compensation. The plans are funded in amounts actuarially determined to provide for these benefits.

In developing the amounts in the following tables, an interest rate of 6.25% was used in 1995 and 1994 and 6.0% in 1993. Actual returns on plan assets for 1995, 1994 and 1993 were 25.6%, 0.9% and 6.2%, respectively. Increases in compensation levels approximating 5% were used for all years.

The following table presents the components of pension cost
(portions of which were capitalized):


$ in millions                       1995   1994   1993
------------------------------------------------------
Service cost--benefits earned      $ 6.2  $ 6.1  $ 5.4
Interest cost                       14.4   13.4   12.0
Expected return on plan assets
 of 7.5% in each year              (17.8) (18.2) (16.9)
Net amortization                    (0.9)  (1.5)  (2.0)
                                   -----  -----  -----
Net pension cost                   $ 1.9  $(0.2) $(1.5)
                                   =====  =====  =====

 The following table sets forth the plans' funded status and amounts recorded in Other assets on the Consolidated Balance Sheet at December 31:


$ in millions                             1995    1994
------------------------------------------------------
Plan assets at fair value (a)           $298.3  $247.6
Actuarial present value of projected
 benefit obligation                      245.5   229.9
                                        ------  ------
Plan assets in excess of projected
 benefit obligation                       52.8    17.7
Unamortized transition obligation        (19.6)  (23.8)
Prior service cost                        18.1    20.2
Changes in plan assumptions and
 actuarial gains and losses               (5.0)   32.8
                                        ------  ------
Net pension assets                      $ 46.3  $ 46.9
                                        ======  ======

Vested benefit obligation               $190.1  $179.7

Accumulated benefit obligation without
 projected wage increases               $227.7  $211.1


(a) Invested in fixed income investments, equities including $27.0 million and $22.4 million of DPL Inc. common stock in 1995 and 1994, respectively, and guaranteed investment contracts.



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

In 1995, DP&L funded $12.0 million of the union-eligible health benefit using a Voluntary Employee Beneficiary Association Trust.

The following table presents the components of postretirement benefit cost:

$ in millions        1995  1994  1993
-------------------------------------
Interest cost        $3.6  $3.7  $3.7
Net amortization      2.9   3.0   3.0
                     ----  ----  ----
Postretirement
 benefit cost        $6.5  $6.7  $6.7
                     ====  ====  ====

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 10% for 1995 and decreases to 5% by 2005. A one percentage point increase in each future year's assumed health care trend rate would increase postretirement benefit cost by $0.3 million annually and would increase the accumulated postretirement benefit obligation by $3.4 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25% in 1995 and 1994 and 6.0% in 1993.

The following table sets forth the accumulated postretirement benefit amounts at December 31:

$ in millions                           1995   1994
---------------------------------------------------
Accumulated postretirement benefit
obligation:
    -- retirees and dependents         $43.2  $61.4
    -- active employees                  1.0    1.1
                                       -----  -----
       Total                            44.2   62.5
Plan assets at fair value (a)           12.0     -
                                       -----  -----
Projected benefit obligation in excess
 of plan assets                         32.2   62.5
Unamortized transition obligation      (21.8) (24.8)
Actuarial gains and losses              22.1    3.0
Accrued postretirement benefit         -----  -----
 liability                             $32.5  $40.7
                                       =====  =====


(a) Invested in money market securities.


                             DPL   22   1995

------------------------------------------------------------------------------
5.   COMMONLY OWNED FACILITIES

DP&L owns certain electric generating and transmission facilities as tenants in common with other Ohio utilities. Each utility is obligated to pay its ownership share of construction and operation costs of each facility. As of December 31, 1995, DP&L had $4.3 million of commonly owned facilities under construction. DP&L's share of expenses is included in the Consolidated Statement of Results of Operations.

The following table presents DP&L's share of the commonly owned facilities at December 31, 1995:

                                             DP&L
                           DP&L Share     Investment
                        ----------------  -----------
                        Owner-    Prod.   Gross Plant
                         ship   Capacity  in Service
                         (%)      (MW)    ($ in mil.)
-----------------------------------------------------
Production Units:
 Beckjord Unit 6         50.0      210         54
 Conesville Unit 4       16.5      129         30
 East Bend Station       31.0      186        149
 Killen Station          67.0      402        406
 Miami Fort Units 7&8    36.0      360        116
 Stuart Station          35.0      820        242
 Zimmer Station          28.1      365        985
Transmission (at
 varying percentages)                          67

------------------------------------------------------------------------------
6.   NOTES PAYABLE AND COMPENSATING BALANCES

DPL Inc. and its subsidiaries have $200 million available through a revolving credit agreement. This agreement with a consortium of banks is renewable through 1999. Commitment fees are approximately $250,000 per year, depending upon the aggregate unused balance of the loan.

At December 31, 1995, DPL Inc. had no outstanding borrowings under this credit agreement.

DP&L also has $96.6 million available in short-term informal lines of credit. To support these lines of credit, DP&L is required to maintain average daily compensating balances of approximately $700,000 and also pay $94,000 per year in fees.

At year-end, DP&L had no borrowings from these lines of credit and no commercial paper outstanding.

------------------------------------------------------------------------------
7.   LONG-TERM DEBT

                                          At December 31,
$ in millions                             1995      1994
--------------------------------------------------------
First mortgage bonds maturing:
       1997      5-5/8%               $   40.0  $   40.0
       1998      6.75% and 6.87% (a)      25.0      26.4
       1999-2003 8.00% and 8.16% (a)      40.0      43.0
       2022-2026 8.14%                   671.0     671.0
       Pollution control series
        maturing through 2027 -
        6.43% and 7.97% (a)              107.9     218.4
                                      --------  --------
                                         883.9     998.8
       Unamortized debt discount
        and premium (net)                 (2.4)     (2.5)
                                      --------  --------
                                         881.5     996.3
Guarantee of Air Quality
  Development Obligations 6.10%
  Series Due 2030                        110.0        -
Notes due 2007 - 7.83%                    90.0      90.0
Mortgage note - 10%                         -        7.4
                                      --------  --------
    Total                             $1,081.5  $1,093.7
                                      ========  ========


(a) Weighted average interest rates for 1995 and 1994, respectively.


The amounts of maturities and mandatory redemptions for first mortgage bonds and notes are (in millions) $0.5 in 1996, $42.4 in 1997, $28.4 in 1998, $4.4 in 1999 and $5.4 in 2000. Substantially all property of DP&L is subject to the mortgage lien securing the first mortgage bonds.

During 1995, $110 million of a new series of Air Quality Development Revenue Refunding Bonds was issued due 2030, with an interest rate of 6.10%. Proceeds of the financing were used to redeem a similar principal amount of first mortgage bonds that secured a series of pollution control bonds with an interest rate of 9.5%.

                             DPL   23   1995

----------------------------------------------------------------------------------------------------
8.  COMMON SHAREHOLDERS' EQUITY
                                                                    Common
                                                                     Stock
                              Common Stock (a)                      Held By     Earnings
                        ----------------------------  Other Paid-  Employee   Reinvested in
$ in millions           Outstanding Shares    Amount  in Capital     Plans    the Business     Total
----------------------------------------------------------------------------------------------------
1993: Beginning balance       103,509,998      $1.0      $708.0   $(103.0)        $394.0    $1,000.0
       Net income                                                                  139.0       139.0
       Common stock dividends                                                     (109.5)     (109.5)
       Employee stock plans                                          (2.2)                      (2.2)
       Other                                                0.1                     (0.1)         -
                              -----------      ----      ------   -------         ------    --------
      Ending balance          103,509,998       1.0       708.1    (105.2)         423.4     1,027.3

1994:  Net income                                                                  154.9       154.9
       Common stock dividends                                                     (118.3)     (118.3)
       Public offering          3,200,000       0.1        63.1                                 63.2
       Dividend reinvestment
        plan                      720,225        -         14.4                                 14.4
       Treasury stock            (478,600)       -         (9.4)                                (9.4)
       Employee stock plans                                 0.2      (3.5)                      (3.3)
       Other                                                0.2                     (0.7)       (0.5)
                              -----------      ----      ------   -------         ------    --------
      Ending balance          106,951,623       1.1       776.6    (108.7)         459.3     1,128.3

1995:  Net income                                                                  164.7       164.7
       Common Stock dividends                                                     (124.9)     (124.9)
       Treasury stock            (254,700)       -         (6.1)                                (6.1)
       Employee stock plans                                 0.7       1.5                        2.2
       Other                                                0.2                      0.4         0.6
                              -----------      ----      ------   -------         ------    --------
      Ending balance          106,696,923      $1.1      $771.4   $(107.2)        $499.5    $1,164.8
                              ===========      ====      ======   =======         ======    ========


(a) $0.01 par value, 250,000,000 shares authorized.

DPL Inc. has a leveraged Employee Stock Ownership Plan ("ESOP") to fund matching contributions to the Company's 401(k) retirement savings plan and certain other payments to full-time employees. Common shareholders' equity is reduced for the cost of 4,190,301 unallocated shares held by the trust and for 1,546,474 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce accrued interest.

Cumulative shares allocated to employees and outstanding for the calculation of earnings per share were 516,249 in 1995 and 309,779 in 1994. Compensation expense, which is based on the fair value of the shares allocated, amounted to $4.2 million in 1995, $4.0 million in 1994 and $2.0 million in 1993.

DPL Inc. had 2,107,323 authorized but unissued shares reserved for the dividend reinvestment plan at December 31, 1995. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

DPL Inc. has a Shareholder Rights Plan pursuant to which two-thirds of a Right is attached to and trades with each outstanding DPL Inc. Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.


                             DPL   24   1995

-------------------------------------------------------------------------------------------------------
9.   PREFERRED STOCK
                                                  Current     Current              Par Value
DPL Inc.: No par value, 8,000,000      Series/   Redemption    Shares     At December 31, 1995 and 1994
          shares authorized, no         Rate       Price     Outstanding        ($ in millions)
          shares outstanding.          -------   ----------  -----------  -----------------------------
DP&L:     $25 par value, 4,000,000
          shares authorized, no        A 3.75%     $102.50      93,280                $ 9.3
          shares outstanding; and      B 3.75%     $103.00      69,398                  7.0
          $100 par value, 4,000,000    C 3.90%     $101.00      65,830                  6.6
          shares authorized, 228,508                           -------                -----
          shares without mandatory
          redemption provisions         Total                  228,508                $22.9
          outstanding.                                         =======                =====

The shares may be redeemed at the option of DP&L at the per share prices indicated, plus cumulative accrued dividends.

---------------------------------------------------------------------------------
10.  FAIR VALUE OF FINANCIAL INSTRUMENTS
                                                  At December 31,
                                          1995                       1994
                                  --------------------        -------------------
$ in millions                     Fair Value      Cost        Fair Value     Cost
---------------------------------------------------------------------------------
                                      $            $              $           $
Assets (a)
 Available for sale securities       11.5         10.8            6.6         7.6
 Held to maturity securities,
  including short-term cash         188.0        186.6          124.8       125.3
  investments of $141.3 in
  1995 and $93.7 in 1994
Liabilities (b)
 Debt                             1,174.9      1,082.0        1,043.3     1,098.5
Capitalization
 Unallocated stock in ESOP          103.7         80.1           90.1        84.1

(a) Maturities range from 1996 to 2005.
(b) Includes current maturities.


Available for sale marketable equity securities are carried at market; the remaining financial instruments are carried at cost. The fair value is based upon quoted market prices or securities with similar characteristics.


------------------------------------------------------------------------------
11.  RECONCILITION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                              For the years ended December 31,
$ in millions                                      1995    1994    1993
------------------------------------------------------------------------------
Net income                                       $164.7  $154.9  $139.0
Adjustments for noncash items:
 Depreciation and amortization                    118.9   114.7   110.9
 Deferred income taxes                              9.2    (6.7)   17.2
 Amortization (deferral) of regulatory
  assets, net                                      15.4    10.9   (25.8)
Changes in working capital:
 Accounts receivable                              (44.6)   27.9    (2.5)
 Accounts payable                                  21.8   (40.0)   15.0
 Deferred gas costs                                 1.7    28.7    (7.9)
 Accrued interest                                   1.0    (0.3)   11.8
 Other                                               -      3.5    10.2
DSM deferred costs                                 (9.1)  (14.4)  (20.3)
Other operating activities                         26.3     7.7   (12.3)
                                                 ------  ------  ------
Net cash provided by operating activities        $305.3  $286.9  $235.3
                                                 ======  ======  ======


                             DPL   25   1995

------------------------------------------------------------------------------
12.  FINANCIAL INFORMATION BY BUSINESS SEGMENTS

                                        For the years ended December 31,
$ in millions                              1995       1994       1993
------------------------------------------------------------------------
Utility service revenues
  Electric                             $1,027.5   $  943.5   $  898.9
  Gas                                     222.0      237.1      245.1
  Other                                     5.6        7.3        7.3
                                       --------   --------   --------
Total utility service revenues          1,255.1    1,187.9    1,151.3
Interest and other income                  29.7       30.1       26.7
                                       --------   --------   --------
 Total income                          $1,284.8   $1,218.0   $1,178.0
                                       ========   ========   ========

Operating profit before tax
  Electric                             $  335.8   $  325.2   $  310.8
  Gas                                      18.9       10.3       19.9
  Other                                     3.8        6.5        5.4
                                       --------   --------   --------
Total operating profit before tax         358.5      342.0      336.1
Other income, net (a)                       3.8       12.0      (13.0)
Interest expense                          (94.3)     (93.2)     (97.0)
Preferred dividends                        (0.9)      (4.7)      (8.7)
                                       --------   --------   --------
 Income before income taxes            $  267.1   $  256.1   $  217.4
                                       ========   ========   ========

Depreciation and amortization
  Electric                             $  108.1   $  104.8   $  102.4
  Gas                                       6.4        6.2        5.7
  Other                                     4.4        3.7        2.8
                                       --------   --------   --------
 Total depreciation and amortization   $  118.9   $  114.7   $  110.9
                                       ========   ========   ========

Construction additions
  Electric                             $   66.6   $   82.1   $   66.3
  Gas                                      11.7       11.6       11.9
  Other                                     9.0        7.4       10.7
                                       --------   --------   --------
 Total construction additions          $   87.3   $  101.1   $   88.9
                                       ========   ========   ========

Assets
  Electric                             $2,763.1   $2,772.3   $2,822.5
  Gas                                     223.7      201.7      236.0
  Other (b)                               336.0      258.7      243.5
                                       --------   --------   --------
 Total assets at year-end              $3,322.8   $3,232.7   $3,302.0
                                       ========   ========   ========


(a) Includes primarily interest income less bond redemption costs in 1995 and 1993.
(b) Includes primarily cash, temporary cash investments and certain deferred items.


                             DPL   26   1995

                    REPORT OF INDEPENDENT ACCOUNTANTS


Price Waterhouse LLP                    (see appendix for logo description)


To the Board of Directors and Shareholders of DPL Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of results of operations and of cash flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


Price Waterhouse LLP

Dayton, Ohio
January 18, 1996




                       SELECTED QUARTERLY INFORMATION

                                      For the Three Months Ended
                          March 31,       June 30,      September 30,   December 31,
$ in millions except    1995    1994    1995    1994    1995    1994    1995    1994
per share amounts         $       $       $       $       $       $       $       $
------------------------------------------------------------------------------------
Utility service
 revenues              355.6   372.1   265.9   257.3   300.0   263.3   333.6   295.2
Income before income
 taxes                  97.0    92.6    53.7    56.9    66.1    61.7    50.3    44.9
Net income              60.8    55.4    34.6    34.9    39.5    36.9    29.8    27.7
Earnings per share of
 common stock           0.60    0.57    0.34    0.34    0.39    0.36    0.30    0.27
Dividends paid per
 share                  0.31   0.295    0.31   0.295    0.31   0.295    0.31   0.295
Common stock market
 price -- High            22  21-1/4      23  21-5/8  23-1/8  20-3/4  25-3/8      21
       -- Low         20-1/8  19-3/8  20-7/8  18-7/8  21-7/8  18-5/8  23-1/8      19






                             DPL   27   1995

                          CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR -- COMMON STOCK AND DP&L PREFERRED STOCK

Securities Transfer & Shareholder Inquires:
The First National Bank of Boston
c/o Boston EquiServe
Mail Stop:  45-02-64
Box 644
Boston, MA  02102-0644
(617) 575-3100
(800) 736-3001

Dividend Reinvestment:
The First National Bank of Boston
c/o Boston EquiServe
Mail Stop:  45-01-06
Box 1681
Boston, MA  02105-1681
Also dividend paying agent
(617) 575-3100
(800) 736-3001

Trustee - DP&L First Mortgage Bonds
The Bank of New York
Corporate Trust Administration
101 Barclay Street
New York, NY  10286
Also interest paying agent

Securities Listing
The New York Stock Exchange is the only national securities exchange on which DPL Inc. Common Stock and DP&L First Mortgage Bonds are listed. The trading symbol of the Common Stock is DPL.

FEDERAL INCOME TAX STATUS OF 1995 DIVIDEND PAYMENTS
Dividends paid in 1995 on Common and Preferred Stock are fully taxable as dividend income.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, April 16, 1996, at Twin Valley South School, West Alexandria, Ohio.

Communications
DPL Inc. staffs an Investor Relations Department to meet the information needs of shareholders and investors. Inquires are welcomed.
Communications relating to shareholder accounts should be directed to the DPL Investor Relations Department (513) 259-7150 or (800) 322-9244 or to Boston EquiServe (617) 575-3100 or (800) 736-3001.

Form 10-K Report
DPL Inc. reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which will be supplied upon request. Please direct inquires to the Investor Relations Department.

OFFICERS--DPL INC. AND DP&L
(Age/Years of Service)
Peter H. Forster (53/22)
Chairman and Chief Executive Officer--DPL Inc.
Chairman--DP&L

Allen M. Hill (50/28)
President--DPL Inc.
President and Chief Executive Officer--DP&L

Paul R. Anderson (53/17)
Controller--DP&L

Stephen P. Bramlage (49/27)
Assistant Vice President--DP&L

Robert M. Combs (50/5)
Vice President--DP&L

Georgene H. Dawson (46/21)
Assistant Vice President--DP&L

Jeanne S. Holihan (39/15)
Assistant Vice President--DP&L

Thomas M. Jenkins (44/18)
Group Vice President and Treasurer--DPL Inc.
Group Vice President--DP&L

Stephen F. Koziar, Jr. (51/28)
Group Vice President and Secretary--DPL Inc. and DP&L

Judy W. Lansaw (44/17)
Group Vice President--DPL Inc. and DP&L

Arthur G. Meyer (45/3)
Treasurer--DP&L

Bryce W. Nickel (39/15)
Assistant Vice President--DP&L

H. Ted Santo
Group Vice President--DP&L

DIRECTORS
Burnell R. Roberts (2) (3)
Retired Chairman and Chief Executive Officer, The Mead Corporation,
Dayton, Ohio

David R. Holmes (1) (4)
Chairman, President and Chief Executive Officer, The Reynolds and
Reynolds Company, Dayton, Ohio

James F. Dicke, II (2) (3)
President, Crown Equipment Corporation, New Bremen, Ohio

Peter H. Forster (1) (3) (4)
Chairman and Chief Executive Officer, DPL Inc.; Chairman, DP&L, Dayton,
Ohio

W August Hillenbrand (2) (3)
President and Chief Executive Officer, Hillenbrand Industries,
Batesville, Indiana

Jane G. Haley (1) (4)
President and CEO, Gosiger, Inc., Dayton, Ohio

Allen M. Hill (1) (4)
President--DPL Inc., President and Chief Executive Officer, DP&L, Dayton,
Ohio

Thomas J. Danis (1)
Former Chairman and Chief Executive Officer, The Danis Companies, Dayton,
Ohio

Ernie Green (1) (4)
President and Chief Executive Officer, Ernie Green Industries, Dayton,
Ohio

All Directors of DPL Inc. are also Directors of DP&L.
1995 Committee Assignments:
DPL Inc.--Finance and Audit Review (1)
Compensation and Management Review (2)
Executive (3)
DP&L--Community and External Relations (4)

                             DPL   28   1995

DPL INC.
Courthouse Plaza Southwest
Dayton, Ohio 45402

(see appendix for photograph description)


                             [back cover]

As required by Rule 304 of Regulation S-T, the following appendix lists the graphic material contained in the 1995 Annual Report to Shareholders. This graphic material, which appears in the paper copy of the report, was omitted from the electronically filed copy of the report.

                               APPENDIX

Page      Item      Description
----      -------   -----------

Cover:
          Artwork:  Logo - DPL Inc.

          Photo:    Picture of a young man working with computer equipment.

Inside
Cover:
          Artwork: Map of the State of Ohio, with DP&L service territory highlighted.

Page 3:
          Photo: The directors of DPL Inc. are pictured with their names appearing above the photograph as follows:
                    Burnell R. Roberts, David R. Holmes, James F. Dicke, II, Peter H. Forster, W August Hillenbrand, Jane G. Haley, Allen M. Hill, Thomas J. Danis, Ernie Green

          Bar Chart:      Earnings
                         Per Share
                          Dollars
                        -----------
                        1993  $1.42
                        1994  $1.54
                        1995  $1.63

          Bar Chart:     Dividends
                         Per Share
                          Dollars
                        -----------
                        1993  $1.12
                        1994  $1.18
                        1995  $1.24

Page 4:
          Artwork: " DP&L" logo and "Way To Go" logo, the umbrella name for energy conservation programs of the Company. Logo contains the phrase, "Energy Smart Money Wise." along with a picture of the head of Lucky the Dog, the promotional mascot of the programs.

Page 5:
          Photo:    Emery Worldwide aircraft being loaded with cargo.

Page 6:
          Artwork: "DP&L" logo and "Way To Go" logo, the umbrella name for energy conservation programs of the Company. Logo contains the phrase, "West Central Ohio".

Page 7:
          Photo: View of construction work at the site of Panasonic facility expansion.

Page 8:
          Photo:    Assembly work being performed at Spectra-Physics
                    Laserplane.

Page 9:
          Artwork: "DP&L" logo and "Way To Go" logo, the umbrella name for energy conservation programs of the Company. Logo contains the phrase, "Partners in Business".

Page10:
          Artwork: "DP&L" logo and "Way To Go" logo, the umbrella name for energy conservation programs of the Company. Logo contains the phrase, "School Programs".

Page 11:
          Photo:    Women's high school soccer game.

Page 12:
          Artwork: "DP&L" logo and "Way To Go" logo, the umbrella name for energy conservation programs of the Company. Logo contains the phrase, "Energy Leader".

Page 13:
          Bar Charts:            Electric Revenues
                                  $ in millions
                                       Year
                                  ---------------
                                  1993 1994  1995
                                  ---- ----  ----
                    Residential    374  390   422
                    Commercial     200  218   238
                    Industrial     206  229   224
                    Other          121  109   146
                                  ---- ----  ----
                       Total       901  946  1030


                                   Gas Revenues
                                  $ in millions
                                       Year
                                  --------------
                                  1993 1994 1995
                                  ---- ---- ----
                    Residential    161  157  149
                    Commercial      44   42   39
                    Industrial      15   15   11
                    Transportation
                    & Other         25   23   23
                                  ---- ---- ----
                       Total       245  237  222


                                    Total Taxes
                                   $ in millions
                                       Year
                                   -------------
                                   1993    190
                                   1994    222
                                   1995    228


                                  Electric Sales
                                 Thousands of GWH
                                       Year
                                  ---------------
                                  1993 1994 1995
                                  ---- ---- ----
                    Residential    4.6  4.4  4.9
                    Commercial     3.0  3.1  3.4
                    Industrial     4.1  4.4  4.4
                    Other          3.0  2.3  4.1
                                  ---- ---- ----
                       Total      14.7 14.2 16.8


                                    Gas Sales
                                  Millions of MCF
                                       Year
                                  ---------------
                                  1993 1994 1995
                                  ---- ---- ----
                    Residential     29   28   29
                    Commercial       8    8    8
                    Industrial       3    3    3
                    Transportation
                    & Other         17   18   20
                                    --   --   --
                       Total        57   57   60



                                Operating Expenses
                                  $ in millions
                                       Year
                                  --------------
                                  1993 1994 1995
                                  ---- ---- ----
          Fuel Used In Production  227  221  258
          Gas Purchased for Resale 156  151  133
          Operating & Maintenance  275  245  272
                                  ---- ---- ----
             Total                 658  617  663



                              Average Price-Electric
                                  Calendar Year
                                   cents/kWh
                              ----------------------
                              1993      6.07
                              1994      6.59
                              1995      6.07


                              Average Price-Gas
                               Calendar Year
                                   $/MCF
                              -----------------
                              1993      5.42
                              1994      5.44
                              1995      4.90


                              Construction Costs
                                $ in millions
                                    Year
                              ------------------
                              1993        89
                              1994       101
                              1995        87



Page 27:
          Artwork:  Logo for Price Waterhouse LLP (Independent Auditors).

Back
Cover:    Photo:    Three high school soccer players.