Form 10-K, Exhibit 13
period 1996-12-31
DPL INC
filed 1997-03-27
CIK 787250

(see appendix for logo description)

caption to photograph:
1996 ANNUAL REPORT
Growing With Our Customers

(see appendix for photograph description)

                           [cover]

KEY FACTORS

DPL is well positioned to perform at the top of the industry both today and in a competitive environment.

TOTAL RETURN TO SHAREHOLDERS
Delivering above average earnings and dividend growth needed to maximize shareholder value are our major focus.

WEST CENTRAL OHIO ECONOMY
Strong local economy ensures growth now and in years to come.

COMPETITIVE ENERGY PRICES
Prices for total energy package of electricity and natural gas services rank among the lowest in the region.

MANAGING COSTS
Company-wide cost management reduces risk, enhances flexibility and ensures consistent superior financial performance.

SUPERIOR OPERATIONS
Industry-leading operations keep costs competitive and reliability high.

FINANCIAL POSITION
DPL's financial strength and strong balance sheet will be a major advantage during the transition.

DP&L SERVICE AREA
WEST CENTRAL OHIO
(see appendix for artwork description)

ABOUT THE COVER
Growing With Our Customers

     As West Central Ohio has grown, DPL has grown as a full service energy provider to more than 1.3 million people. Broad-based economic expansion over the past several years, low unemployment and a low cost living environment have resulted in a climate of shared success--among businesses, industry and community. As the energy industry transitions to a less regulated and more open one, DPL will build upon its tradition of success in West Central Ohio and its position of financial strength to grow and serve customers-- in West Central Ohio and beyond. On the cover are three products used daily by families across America, which are made by companies headquartered or having major facilities in our area--The Chevy Blazer, Iams pet foods and Huffy bicycles.

CORPORATE PROFILE

     DPL Inc. was formed in 1986 as a holding company. Its principal subsidiary is The Dayton Power and Light Company ("DP&L"). DP&L sells electricity and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio. Electricity for DP&L's 24 county service area is generated at eight power plants and is distributed to 480,000 retail customers. Natural gas service is provided to 298,000 customers in 16 counties. The corporate offices of DPL Inc. are located at:

Courthouse Plaza Southwest, Dayton, Ohio 45402
(513)224-6000

                    [inside front cover]

              FINANCIAL & OPERATING HIGHLIGHTS

                                                       1996     1995  % change
FINANCIAL PERFORMANCE:
Earnings per share of common stock                 $    1.72     1.63     6
Dividends paid per share                           $    1.30     1.24     5
Return on shareholders' equity                     %    14.7     14.3
Return on total capital                            %    11.7     11.5
Market value per share at December 31              $  24 1/4   24 3/4    (2)
Book value per share at December 31                $   11.95    11.54     4
Total electric and natural gas revenues (millions) $ 1,252.7  1,249.6    --
Taxes per share                                    $    2.32     2.25     3
Number of common shareholders                         46,532   48,919    (5)
Cash provided by operating activities (millions)   $   338.1    305.3    11

FIRST MORTGAGE BOND RATINGS:
Duff & Phelps, Inc.                                       AA       AA
Standard & Poor's Corporation                             AA-      AA-
Moody's Investors Service                                Aa3      Aa3

CAPITAL INVESTMENT PERFORMANCE:
Construction additions (millions)                  $   115.5     87.3    32
Construction expenditures paid from internal funds %     100      100

DP&L OPERATING PERFORMANCE
Electric--
  Average price per kWh--retail and wholesale
   customers (calendar year) (cents)                    6.16     6.07     1
  Fuel efficiency--
   Heat rate - Btu per kWh                             9,830    9,773     1
   Industry average                                   10,365   10,425    (1)
   Fuel savings (millions)                         $    11.5     14.3   (20)
  System peak load - MW (calendar year)                2,886    2,961    (3)
Gas--
  Average price per MCF - retail customers
   (calendar year)                                 $    4.85     4.90    (1)

                        DPL  1  1996

SHAREHOLDER LETTER
------------------
Total financial return to shareholders has averaged more than 15% annually over the last ten years.

PER SHARE DATA
--------------
EARNINGS PER SHARE
Dollars
(see appendix for graph description)

DIVIDENDS PER SHARE
Dollars
(see appendix for graph description)


Dear Shareholders:

     The challenge in 1997 will be to keep one eye on the core energy business and the other on the emerging and somewhat chaotic open market. Our core business, providing quality service at competitive prices to customers in West
Central Ohio, is what has and will continue to drive our financial performance over the next several years. During this same period, we will work with the Ohio Commission and Staff, Legislature and of course, the Executive Branch to help hammer out the Ohio transition to a more open, and quite likely, price-sensitive energy market. Work at the Federal level on similar legislation will continue concurrently.

     All of this is taking place during an era of unprecedented merger activity in both the electric and gas arena. Whether there is compelling evidence that bigger is better remains to be seen -- we think not. On the other hand, electric and gas mergers do make some sense in a total energy market, and DPL already enjoys the benefits of being in both businesses. Many energy companies are investing abroad. And while we've visited and taken a good hard look at these opportunities, we have concluded they are not for us. The risks, as we view them from a DPL shareholder standpoint, are too great for the potential return. The challenges of overseas management, political changes, and currency fluctuations have too often been rewarded by declining returns.

     By focusing on the fundamentals, we have been successful and I'm proud of the job "Team DPL" did in 1996. Earnings increased to $1.72 per share, an increase of six percent. That improvement is well above the industry average of two to three percent. Our continued strong earnings growth enabled the Board of Directors to once again increase the dividend. On February 4, 1997, for the tenth time in the last eleven years, the dividend was raised and is now $1.36 per share. This six cent, five percent increase is also well above the industry average dividend increase of about 2%. Our consistent dividend record demonstrates our continued ability to achieve performance that supports a current meaningful return.

     Throughout the year, we traveled extensively across the nation talking to key investor groups about our business philosophy and plans to continue our record of strong performance. And, in most cases, they support our plans of growing earnings and dividends, sticking to the core energy business, and staying here in the United States.

     Given the advantages of our existing natural gas and electric business and our long-term earnings...

                        DPL  2  1996

 ... potential, we are disappointed that our 1996 stock price did not fully reflect our positive performance. However, we do have one of the best market to book ratios of any combination energy company in the United States. We have one of the best growing economies with area unemployment under 4%. We have low but adequate reserve margins, one of the best power plant efficiency rates in the country and an embedded cost of debt at 7.6% with a 27-year average maturity. Add to that the terrific communities we serve, our highly talented work force, high employee stock ownership at 7%, and a committed Board that works for the shareholder, and we believe you have one of the strongest investment opportunities now and in the future.

     If we sound positive about our attributes and the future, it's because we are positive. We have talented and experienced people working for you at all levels. In keeping with this, I'm pleased to announce to you that on January 1, 1997, Mr. Allen M. Hill took over as Chief Executive Officer of DPL Inc. Since 1980, my term as President has been a team effort to transform DPL into the top tier company you see today. Management succession has always been one of our top priorities and I'm proud to have Allen assume the CEO's position. He is ready for the challenge and shares the same positive long-term vision that all of us on the Board have for the future of DPL Inc.
Allen is a seasoned leader, and will continue our course of enhancing shareholder and customer value through outstanding performance in every sector of our business.

     I will continue as Chairman of DPL Inc., DP&L, and other financial subsidiaries. In this capacity, I will be responsible for DPL's financial investments, as well as co-lead with Allen the strategic activities of the Company, and participate in the ongoing investor and financial community relations programs.

     This is an exciting time for the energy industry and your Company. With DPL's combination of the right leadership and the right focus, we will continue to be an industry leader.

     As we say every year, "Working together and shared success are a key part of our belief." We enjoyed working for you, our shareholders, in 1996 and will continue to stick to the basics in 1997.

                              Best regards,

                              /s/ Peter H. Forster

                              Peter H. Forster
                              Chairman, DPL Inc.

BOARD OF DIRECTORS
------------------
Caption to photograph:
Thomas J. Danis, James F. Dicke, II, Peter H. Forster, Ernie
Green, Jane G. Haley, Allen M. Hill, W August Hillenbrand,
David R. Holmes, Burnell R. Roberts.

(see appendix for photograph description)

                        DPL  3  1996

INFRASTRUCTURE
--------------
The Crossroads of I-70 and I-75, along with the proximity of I-71, provide West Central Ohio businesses with the convenient, cost-effective transportation necessary to serve customers nationwide.

EXAMPLE
-------
With access to more than 5.6 million people, Dayton ranks as the nation's tenth largest 90 minute road market in the United States.

Caption to photograph:
RIGHT --- R&L Carriers, with headquarters in Wilmington,
Ohio, at the junction of I-71 and Ohio Route 68, serves the transportation needs of businesses throughout the midwest, southeast, and south central regions.

(see appendix for artwork description)

THE DPL MISSION

     Our mission in this transitioning environment remains unchanged, with a continued and intensified focus on the beliefs that have resulted in our industry leading financial and operational position. That is, to earn a fair rate of return for shareholders while providing quality services and competitive prices to customers. This mission drives our prevailing managerial philosophy -- we manage the Company for the Shareholder, complemented by a total Customer focus. Our position in the industry is distinguished from others by a long record of credibility, the ability and commitment to do what we say we'll do, with no surprises. Shareholder value is enhanced by our goals to maximize cash flow and maintain our margins.

KEY FACTORS FOR SUCCESS

     The essence of our strategy for success is to maintain and enhance our financial strength as we move through the transition of the energy industry. The desired results will be increased efficiencies, improved processes and cost control. Our achievements have made us industry leaders in the current regulated environment, and position us for success in a more competitive and less regulated environment.

     Restructuring of the electric utility industry continued to evolve in 1996. Competitive forces remain at the forefront, with the most significant challenge faced by the industry being the timing and framework of transition to retail market competition. Legislative activity to introduce competition accelerated at both the national and state level. States where electric prices are higher than average and economies are underperforming have been the most active in pursuing change.

     Numerous competitive strategies are emerging in response to these changes, usually with common goals to grow revenue and/or lower costs. As 1997 begins, there are more pending or proposed mergers in the electric industry than ever before. Convergence of the electric and natural gas businesses has been a recurring theme, with several mergers of natural gas and electric companies. Rather than representing two separate businesses, they are beginning to be viewed as one -- the business of energy. Finally, a number of...

                        DPL  4  1996

(see appendix for photograph description)

(see appendix for photograph description)

 ...companies are looking at separating the major parts of their business and, in some cases, selling their assets to be more competitive.

     These and other strategies recognize that the energy market is moving towards commodity-based pricing. At DPL, we have historically managed the Company to be a low cost energy provider, with selling a commodity product in mind.
Continuing to do so, and our ongoing success with the following key factors, will rule our successful transition to a more competitive environment.


Total Return to Shareholders

     Shareholder value will be maximized by continuing to deliver above average earnings and dividend growth. Our
1996 earnings of $1.72 per share represents a six percent increase over last year's $1.63 per share, the same annual rate of growth that we have averaged over the past four years. Earnings per share in the industry over that time period have averaged less than three percent.

     On February 4, 1997, the annual dividend rate was increased to $1.36 per share, a six cent, five percent increase over the 1996 dividend rate of $1.30 per share. This is the fifth consecutive year we have increased the dividend, and the tenth time in the last eleven years. Over the past five years, dividend growth has averaged five percent, well above the industry average of two percent. This record of financial performance has resulted in a total five year return to shareholders of 186%, which ranks DPL among the top ten in the entire industry.


Growing West Central Ohio Economy

     The economy in West Central Ohio continued to outperform that of the nation and Ohio overall in 1996. In the second quarter, unemployment rates actually dropped below 4% to 3.8%, an astonishing statistic. Businesses throughout the area posted solid growth and expansion, across a broad base of industries.

     Again, in 1996, Ohio was declared the winner for economic growth and development by Site Selection magazine, the third year in a row it has led the nation. A total of 888 corporate facilities in Ohio were either...

MEETING CUSTOMER NEEDS
----------------------
The ability of DP&L to provide a total energy package of electricity and natural gas is a distinct competitive advantage in serving customers now and through industry transition.

EXAMPLE
-------
Combined natural gas and electric prices have declined more than 35% since 1984, saving customers nearly $1.5 billion.

Caption to photograph:
LEFT --- Cargill Incorporated produces various dried starch products at its Dayton corn processing plant, primarily for the papermaking and corrugated cardboard industries.
Natural gas is used to heat filtered air for the dryer, pictured.

(see appendix for logo description)


                        DPL  7  1996

 ...expanded or created, over 200 more facilities than its closest competitor. Looking at manufacturing facilities alone, Ohio also led the nation with 175 new or expanded facilities. Many key factors help to achieve such profound economic growth, such as Ohio's strategic location in terms of infrastructure and proximity to the nation's population, an excellent base of skilled and educated labor, tax reforms, and quality incentive programs.

     Here in West Central Ohio, our economic development programs, like "Partners in Business," allow us to form partnerships with businesses in our area. DP&L's role will be to continue to implement aggressive initiatives to support future development in Ohio.

     Business conditions in Ohio have helped to generate two percent growth in sales of electricity to our business customers in 1996. Over the past five years, total retail sales growth has also averaged more than two percent. This positive trend sets a solid base for near term financial growth, and our successful relationships with our customers help to ensure our continued success in a changing environment.


Competitive Energy Prices

     As a combination electric and natural gas energy company, DP&L has an existing and effective means of providing a competitively priced total energy package to our customers. In fact, since 1984, our combined natural gas and electric prices have declined more than 35%, resulting in nearly $1.5 billion in energy savings for our customers. Not every electric company is a gas provider, and few gas pipeline companies can generate and distribute electricity. As evidenced by actions in the industry in 1996, the ability to do both is becoming an increasingly prized combination.

     At DP&L, we have held the belief for a long time that our status as a combination electric and natural gas company is a distinct competitive advantage. We enjoy being in both businesses, and strive for and achieve leadership in both. Currently, our natural gas costs are the lowest in Ohio, and our strategic location near a major natural gas pipeline hub helps to ensure this position for the future. In addition, our manage-...

ECONOMIC DEVELOPMENT
--------------------
West Central Ohio makes a significant contribution to Ohio's number one ranking nationally for new business development and expansion.

EXAMPLE
-------
DP&L's economic development programs, such as "Partners in Business" serve to form partnerships with businesses throughout the area.

Caption to photograph:
RIGHT --- Motoman, headquartered and having a major manufacturing facility in the Dayton area, is one of the few manufacturers that produce robots in the United States.
International facilities are located in Canada, Mexico and Brazil.

(see appendix for artwork description)

                        DPL  8  1996

(see appendix for photograph description)

(see appendix for photograph description)

 ...ment experience with the de-regulation of the gas industry will serve us well during the transition of the electric industry.

     Fuel is an important part of our competitive price position on the electric side. DP&L is a 100% coal-fueled electric company, with the majority of our plants located on the Ohio River. Our proximity to the vast coal regions of Central Appalachia, with all types and qualities of coal, along with the ability to competitively transport the coal by barge, rail or truck to the plants, is key to being able to control costs. Our strategic location is supplemented by flexible and predictable coal contracts that provide us with many cost-effective options over a long range time period, allowing the ability to respond to changes in the coal markets. In addition, our low costs of compliance with both phases of the Clean Air Act Amendments will improve our relative coal cost comparisons with our regional neighbors into the 21st century.


Managing Costs

     Our natural gas and fuel costs represent a significant portion of total energy costs, in some cases up to 60%. In addition to the competitive advantage we have established with our management of coal and gas procurement, we have established a leadership position in other cost control measurements.

     Throughout operations, our philosophy is Plan, Predict, and Prevent. This mode of managing for the future allows us to avoid much of the cost volatility that is present throughout the industry. Our generating system is managed for efficiency and reliability, and availability when it is needed most. That allows us to avoid costly power purchases at times of high demand, and prevent costly failure and damage through timely and effective maintenance. Service Operations are managed the same way, maintaining high reliability and implementing measures now, during periods of good financial and economic performance, that will provide returns in the future through reduced costs.

     Capital costs are also managed for long-term certainty and short-term flexibility. Our long-term debt portfolio has an average life of twenty-seven years, with an average embedded cost of only 7.6%. A financing completed late in 1995 saved nearly four...

A GROWING RESOURCE
------------------
DP&L remains focused on its core electric and natural gas businesses, and its commitment to supporting the communities of West Central Ohio.

EXAMPLE
-------
DP&L's Way To Go programs enhance service through energy efficiency programs, special business and governmental programs and environmental and school programs.

Caption to photograph:
LEFT ---  Through classroom presentations, DP&L reaches
40,000 to 50,000 students and teachers annually with messages on energy conservation, the environment and safety.

(see appendix for logo description)

                        DPL  11  1996

 ...million dollars in interest expense in 1996, and has a maturity of 35 years. The long-term debt structure saves the Company from having to plan for uncertain financial markets, yet allows flexibility if markets significantly improve.


Superior Operations

     A long-standing goal at Dayton Power and Light has been national leadership in productivity and efficiency. Our success in achieving objectives in these areas has saved our customers an average of almost $24 million per year over the last ten years. Power production efficiency, as measured by heat rate, was 9,830 Btu/kWh in 1996, a level expected to be among the industry leaders as it has been for the past ten to fifteen years. Importantly, we achieve these top operating results while controlling costs, in large part due to the Plan, Predict and Prevent philosophy. This combination of providing leading operational performance while attaining a low cost position in our region will be a significant advantage in an increasingly competitive environment.


Financial Performance

     The end result of our superior operating performance, effective cost control, regional economic growth, and competitive energy prices is leading financial performance.
Better than average earnings and dividend growth and a balance sheet that is among the cleanest and strongest in the nation solidify current performance and provide a base for future financial flexibility. A very conservative capital structure and strong cash flow, as validated by solid AA level credit ratings from all three major credit rating agencies, provide the resources to further reduce costs, support quality customer service initiatives and maintain national leadership in plant operations during an environment of regulatory transition.

COMPETITIVE PRICES
------------------
Industry leading operations, low cost fuel supplies and superior cost management throughout the company ensure competitive prices in our region.

EXAMPLE
-------
Over the past ten years, DP&L electric prices have declined
20%, adjusted for inflation during that period.

AVERAGE ANNUAL ELECTRIC PRICES
Adjusted For Inflation
cents/kWh
(see appendix for graph description)

                        DPL  12  1996

                             FINANCIAL REVIEW

ELECTRIC REVENUES             GAS REVENUES             TOTAL TAXES
$ in millions                 $ in millions            $ in millions
(see appendix for             (see appendix for        (see appendix for
graph description)            graph description)       graph description)

ELECTRIC SALES                GAS SALES                OPERATING EXPENSES
Thousand of GWH               Millions of MCF          $ in millions
(see appendix for             (see appendix for        (see appendix for
graph description)            graph description)       graph description)

AVERAGE PRICE-ELECTRIC        AVERAGE PRICE-GAS        CONSTRUCTION COSTS
CALENDAR YEAR                 CALENDAR YEAR            $ in millions
cents/kWh                     $/MCF
(see appendix for             (see appendix for        (see appendix for
graph description)            graph description)       graph description)

                        DPL  13  1996

        FINANCIAL AND STATISTICAL SUMMARY                 DPL Inc.

                                      1996     1995     1994     1993     1992
------------------------------------------------------------------------------
        For the years ended
        December 31,
DPL
Inc.:   Earnings per share of
         common stock            $    1.72     1.63     1.54     1.42     1.34
        Dividends paid per share $    1.30     1.24     1.18     1.12     1.08
        Dividend payout ratio    %    75.6     76.1     76.6     78.9     80.6
        Net income (millions)    $   172.9    164.7    154.9    139.0    138.8
        Utility service revenues
         (millions)              $ 1,256.1  1,255.1  1,187.9  1,151.3  1,017.3
        Construction additions
         (millions)              $   115.5     87.3    101.1     88.9     59.0
        Market value per share
        at December 31           $  24-1/4   24-3/4   20-1/2   20-5/8   19-3/4

DP&L:   Electric sales (millions
        of kWh) --
         Residential                 4,924    4,871    4,465    4,558    4,260
         Commercial                  3,407    3,425    3,068    3,006    2,896
         Industrial                  4,540    4,401    4,388    4,089    3,938
         Other                       3,443    4,117    2,298    3,023    2,960
                                    ------   ------   ------   ------   ------
          Total                     16,314   16,814   14,219   14,676   14,054

        Gas sales (thousands of
        MCF) --
         Residential                31,087   29,397   27,911   28,786   27,723
         Commercial                  9,424    8,307    8,081    8,468    8,642
         Industrial                  3,404    2,584    3,150    3,056    4,914
         Other                       2,829    3,006    2,909    3,171    3,402
         Transported gas            16,953   16,376   15,147   13,401   10,811
                                    ------   ------   ------   ------   ------
          Total                     63,697   59,670   57,198   56,882   55,492

        At December 31,
DPL
Inc.:   Book value per share     $   11.95    11.54    11.17    10.51     9.75

        Total assets (millions)  $ 3,418.7  3,322.8  3,232.7  3,302.0  2,976.7

        Long-term debt and
         preferred stock with
         mandatory redemption
         provisions (millions)   $ 1,014.3  1,081.5  1,093.7  1,132.9    990.6

DP&L:   First mortgage bond
        ratings --
         Duff & Phelps, Inc.           AA       AA       AA       AA-       A+
         Standard & Poor's
          Corporation                  AA-      AA-      AA-       A        A
         Moody's Investors
          Service                     Aa3      Aa3       A1       A2       A2

        Number of Shareholders
DPL
Inc.:   Common                      46,532   48,919   51,270   53,275   54,023
DP&L:   Preferred                      684      733      795    1,873    1,969

                        DPL  14  1996

                      FINANCIAL REVIEW


     The 1996 earnings increased to $1.72 per share, compared to earnings per share of $1.63 in 1995 and $1.54 in 1994.

     In 1996, a 3% decline in electric sales resulted in slightly lower revenues with a 2% increase in sales to business customers offset by lower sales to other public utilities. Fuel and purchased power expense decreased 9% primarily related to the decreased sales. In 1995, electric revenues increased 9% with a 6% increase in total retail sales.

     Gas revenues increased 7% in 1996. Sales increased 7% from higher deliveries to business customers and the effects of colder weather. Gas purchased for resale increased 9% primarily from higher volumes. Gas revenues decreased 6% in 1995.

     Operation and maintenance expenses decreased 2% in 1996 from 1995 due to lower compensation and benefit expense, reduced electric production and system maintenance and bond redemption costs. These decreases were partially offset by higher insurance and claims costs. Operation and maintenance expense increased 11% in 1995 from 1994 principally due to higher compensation and benefit expense, computer system development and bond redemption costs.

     Regulatory assets recorded during the phase-in of electric rates are being amortized and recovered in current rates.
In addition, deferred interest charges on the William H.
Zimmer Generating Station are being amortized at $3 million per year over the projected life of the asset.

     A 1992 Public Utilities Commission of Ohio
("PUCO")-approved settlement agreement and a subsequent stipulation in 1995 allowed accelerated recovery of demand-side management costs and, thereafter, production plant costs to the extent that DP&L return on equity exceeds a baseline 13% (subject to upward adjustment).
If the return exceeds the baseline return by one to two percent, one-half of the excess is used to accelerate recovery of these costs. If the return is greater than two percent over the baseline, the entire excess is used for such purpose.

     Depreciation and amortization expense increased
$7 million in 1996 and $4 million in 1995 primarily due to increased depreciable assets and rates.

     General taxes increased 4% in 1996 and 3% in 1995 as a result of increased property taxes.

     Interest expense declined $5 million in 1996 primarily from the September 1995 refinancing of $110 million of bonds at a lower interest rate. Preferred stock dividends decreased $4 million in 1995 due to redemptions of several series of preferred stock in 1994.

Credit Ratings

 DP&L's senior debt credit ratings are as follows:

     Duff & Phelps                       AA
     Moody's Investors Service          Aa3
     Standard & Poor's                   AA-

     Each rating has been affirmed by its respective rating agency in 1996. Moody's Investors Service upgraded DP&L's senior debt credit rating three times from 1992-1995. Duff
& Phelps and Standard & Poor's both upgraded DP&L's senior debt credit ratings in 1994. The credit ratings are the highest DP&L has achieved since 1974, and they are all considered investment grade. The Company's strong financial performance, cost reductions and competitive position are some of the key factors reflected in the ratings.


                    INCOME STATEMENT HIGHLIGHTS

$ in millions except per share amounts      1996      1995      1994
--------------------------------------------------------------------
ELECTRIC UTILITY:
 Revenues                                 $1,014    $1,028      $944
 Fuel and purchased power                    234       256       218
                                          ------    ------      ----
  Net revenues                               780       772       726

GAS UTILITY:
 Revenues                                    239       222       237
 Gas purchased for resale                    145       133       151
                                             ---       ---       ---
  Net revenues                                94        89        86

Interest and other income                     26        30        30
Operation and maintenance expense            266       272       246
Amortization of regulatory assets, net        15        15        11
Income taxes                                 104       102       101
Net income                                   173       165       155
Earnings per share of common stock          1.72      1.63      1.54

                        DPL  15  1996

Construction Program and Financing

     Construction additions were $116 million, $87 million and $101 million in 1996, 1995 and 1994, respectively.

     During 1996, total cash provided by operating activities was $338 million. At year-end, cash and temporary cash investments were $73 million, and debt and equity financial assets were $175 million.

     In December 1996, DP&L redeemed a series of first mortgage bonds in the principal amount of $25 million with an interest rate of 6.75%. The bonds had been scheduled to mature in 1998.

     In September 1995, a new series of Air Quality Development Revenue Refunding Bonds was issued in the principal amount of $110 million with an interest rate of 6.10%. Proceeds from the financing were used to redeem a similar principal amount of first mortgage bonds with an interest rate of 9.5%.

     In March 1994, DPL Inc. issued 3,200,000 shares of common stock through a public offering. Proceeds from the sale were used in connection with the redemption of all outstanding shares of DP&L's Preferred Stock Series D, E,
F, H and I.

     The capital program for the five years ending 2001 consists of construction costs of $625 million, with a total of $125 million in 1997. The program includes a series of 80 MW combustion turbine generating units, and debt maturities and sinking fund payments of $62 million.

 Issuance of additional amounts of first mortgage bonds by DP&L is limited by provisions of its mortgage. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales and construction plans. DPL Inc. anticipates that it has sufficient capacity to issue DP&L first mortgage bonds to satisfy its requirements in connection with its capital program during 1997-2001.

     In addition, DPL Inc. has a revolving credit agreement, renewable through 2000, which allows total borrowings by DPL Inc. and its subsidiaries of $200 million. At year-end 1996, DPL Inc. had no borrowings outstanding under this credit agreement.

     DP&L also has $97 million available in short-term lines of credit. At year-end, DP&L had no borrowings outstanding from these lines of credit and $10 million in commercial paper outstanding.

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

     Restructuring of the electric utility industry continued to evolve in 1996. Cash and financial assets are held with a view towards investing in future opportunities in the industry.

     In April 1996, the Federal Energy Regulatory Commission ("FERC") issued orders creating a more competitive wholesale electric power market. These orders require all electric utilities that own or control transmission facilities to file open-access transmission service tariffs. Open-access transmission tariffs provide third parties non-discriminatory transmission service comparable to what the utility provides itself. In its orders, FERC further stated that FERC-jurisdictional stranded costs reasonably incurred and costs of complying with the rules will be recoverable by electric utilities.

     The PUCO is holding roundtable discussions on the introduction of competition in the electric industry.
Furthermore, legislative proposals have been introduced in Congress and in Ohio concerning wholesale and retail wheeling which are designed to increase competition. These factors increase the risk that the Company's production plant and/or regulatory assets may not be fully recovered in rates.

     Stipulations approved by the PUCO allow accelerated recovery of demand-side management and production plant costs to the extent that future DP&L income exceeds the allowed return.

     The Environmental Protection Agency ("EPA") has notified numerous parties, including DP&L, that they are considered "Potentially Responsible Parties" for clean up of four hazardous waste sites in Ohio. The EPA has estimated total costs of $61 million for its preferred clean-up plans at three of these sites and has not established an estimated cost for the fourth site. The final resolution of these investigations will not have a material effect on DP&L's financial position, earnings or cash flow.

                        DPL  16  1996

CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS     DPL Inc.


                                           For the years ended December 31,
$ in millions except per share amounts         1996      1995      1994
---------------------------------------------------------------------------

INCOME
Utility service revenues                   $1,256.1  $1,255.1  $1,187.9
Interest and other income                      26.0      29.7      30.1
                                           --------  --------  --------
  Total income                              1,282.1   1,284.8   1,218.0

EXPENSES
Fuel and purchased power                      234.9     257.5     220.7
Gas purchased for resale                      144.8     133.2     150.8
Operation and maintenance (Note 1)            265.7     272.3     245.8
Depreciation and amortization (Note 1)        125.4     118.9     114.7
Amortization of regulatory assets, net
 (Note 2)                                      15.3      15.4      10.9
General taxes                                 129.7     125.2     121.1
Interest expense                               89.0      94.3      93.2
Preferred dividend requirements of
 The Dayton Power and Light Company
 (Note 9)                                       0.9       0.9       4.7
                                           --------  --------  --------
  Total expenses                            1,005.7   1,017.7     961.9
                                           --------   -------  --------

INCOME BEFORE INCOME TAXES                    276.4     267.1     256.1

Income taxes (Notes 1 and 3)                  103.5     102.4     101.2
                                           --------  --------  --------
NET INCOME                                 $  172.9  $  164.7  $  154.9
                                           ========  ========  ========

Average Number of Common Shares
 Outstanding (millions) (Note 8)              100.6     101.1     100.4


Earnings Per Share of Common Stock         $   1.72  $   1.63  $   1.54


Dividends Paid Per Share of Common Stock   $   1.30  $   1.24  $   1.18

See Notes to Consolidated Financial Statements.

                        DPL  17  1996

CONSOLIDATED STATEMENT OF CASH FLOWS                DPL Inc.


                                           For the years ended December 31,
$ in millions                                  1996      1995      1994
---------------------------------------------------------------------------
OPERATING ACTIVITIES
 Cash received from utility customers      $1,228.9  $1,203.5  $1,199.0
 Other operating cash receipts                 38.7      28.7      25.4
 Cash paid for:
  Fuel and purchased power                   (207.6)   (249.8)   (226.0)
  Purchased gas                              (163.3)   (131.7)   (142.8)
  Operation and maintenance labor             (87.4)    (89.3)    (90.0)
  Nonlabor operating expenditures            (149.3)   (136.9)   (159.4)
  Interest                                    (87.7)    (91.9)    (92.1)
  Income taxes                               (108.1)   (103.1)   (105.8)
  Property, excise and payroll taxes         (126.1)   (124.2)   (121.4)
                                           --------  --------  --------
 Net cash provided by operating activities
  (Note 11)                                   338.1     305.3     286.9
                                           --------  --------  --------
INVESTING ACTIVITIES
 Property expenditures                       (108.8)    (87.3)   (102.1)
 Other activities                            (144.4)    (14.3)      7.8
                                           --------  --------  --------
 Net cash used for investing activities      (253.2)   (101.6)    (94.3)
                                           --------  --------  --------

FINANCING ACTIVITIES
 Dividends paid on common stock              (131.2)   (124.9)   (118.3)
 Retirement of long-term debt                 (25.5)   (126.7)     (9.2)
 Purchase of treasury stock                   (15.8)     (6.1)     (9.4)
 Issuance (retirement) of short-term debt      10.0        -      (25.0)
 Issuance of long-term debt                      -      108.8        -
 Redemption of preferred stock                   -         -      (94.2)
 Issuance of common stock                        -         -       77.5
                                           --------  --------  --------
 Net cash used for financing activities      (162.5)   (148.9)   (178.6)
                                           --------  --------  --------

Cash and temporary cash investments --
   Net change                                 (77.6)     54.8      14.0
   Balance at beginning of year               150.4      95.6      81.6
                                           --------  --------  --------
   Balance at end of year                  $   72.8  $  150.4  $   95.6
                                           ========  ========  ========

See Notes to Consolidated Financial Statements

                        DPL  18  1996

CONSOLIDATED BALANCE SHEET                          DPL Inc.


                                                   At December 31,
$ in millions                                      1996      1995
-----------------------------------------------------------------

ASSETS

Property                                       $3,548.7  $3,449.6
Accumulated depreciation and amortization      (1,279.8) (1,167.8)
                                               --------  --------
  Net property                                  2,268.9   2,281.8
                                               --------  --------
Current Assets
Cash and temporary cash investments                72.8     150.4
Accounts receivable, less provision for
 uncollectible accounts of $5.1 and $6.5,
 respectively                                     201.9     148.0
Inventories, at average cost                       75.9      82.7
Taxes applicable to subsequent years               87.3      82.4
Other current assets                               53.6      39.7
                                               --------  --------
  Total current assets                            491.5     503.2
                                               --------  --------
Other Assets
Income taxes recoverable through future
revenues (Note 1)                                 222.4     238.6
Regulatory assets (Note 2)                        137.3     155.7
Financial assets                                  170.3      27.2
Other                                             128.3     116.3
                                               --------  --------
  Total other assets                              658.3     537.8
                                               --------  --------
TOTAL ASSETS                                   $3,418.7  $3,322.8
                                               ========  ========
CAPITALIZATION AND LIABILITIES

Capitalization
Common shareholders' equity (Note 8)--
 Common stock                                  $    1.1  $    1.1
 Other paid-in capital                            756.8     771.4
 Common stock held by employee plans             (102.1)   (107.2)
 Earnings reinvested in the business              544.7     499.5
                                               --------  --------
  Total common shareholders' equity             1,200.5   1,164.8

Preferred stock (Note 9)                           22.9      22.9
Long-term debt (Note 7)                         1,014.3   1,081.5
                                               --------  --------
  Total capitalization                          2,237.7   2,269.2
                                               --------  --------
Current Liabilities
Accounts payable                                  114.4      97.0
Accrued taxes                                     137.7     119.4
Accrued interest                                   24.8      24.9
Current portion of long-term debt                  42.4       0.5
Short-term debt (Note 6)                           10.0        -
Other                                              57.0      43.0
                                               --------  --------
  Total current liabilities                       386.3     284.8
                                               --------  --------

Deferred Credits and Other
Deferred taxes (Note 3)                           488.1     516.3
Unamortized investment tax credit                  75.4      79.6
Other                                             231.2     172.9
                                               --------  --------
  Total deferred credits and other                794.7     768.8
                                               --------  --------
TOTAL CAPITALIZATION AND LIABILITIES           $3,418.7  $3,322.8
                                               ========  ========

See Notes to Consolidated Financial Statements.

                        DPL  19  1996

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

     DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses.
Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of (in millions) $58.3 in 1996 and $40.7 in 1995.

Operation and Maintenance

     Operation and maintenance expenses in 1995 include
$4.7 million of redemption premiums and other costs relating to the refinancing of bond issues.

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

     Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at an average rate of 3.5%, 3.4% and 3.4% for 1996, 1995 and 1994, respectively.

Income Taxes

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

                        DPL  20  1996

2.   REGULATORY MATTERS

Regulatory assets on the Consolidated Balance Sheet include:

                       At December 31,
$ in millions           1996    1995
--------------------------------------

a.  Phase-in          $ 46.7  $ 61.4
b.  DSM                 35.3    36.2
c.  Deferred interest   55.3    58.1
                       -----   -----
Total                 $137.3  $155.7
                      ======  ======

a. Amounts deferred during a 1992-1994 electric rate increase phase-in (including carrying charges) are being recovered in current rates.

b. Demand-side management ("DSM") costs (including carrying charges) from DP&L's cost-effective programs are deferred and are being recovered at approximately
   $9 million per year. The 1992 PUCO-approved agreement for the phase-in plan and DSM programs, as updated in 1995, allows accelerated recovery of DSM costs and, thereafter, production plant costs to the extent that DP&L return on equity exceeds a baseline 13% (subject to upward adjustment). If the return exceeds the baseline return by one to two percent, one-half of the excess will be used to accelerate recovery of these costs.
   If the return is greater than two percent over the baseline, the entire excess will be used for such purpose.

c. Interest charges related to Zimmer which were previously deferred pursuant to PUCO approval are being amortized at $2.8 million per year over the projected life of the asset.

3.   INCOME TAXES

                                       For the years ended
                                           December 31,
$ in millions                          1996    1995    1994
-----------------------------------------------------------
Computation of Tax Expense

Federal income tax (a)               $ 97.0  $ 93.8  $ 91.3
Increases (decreases) in tax from -
  Regulatory assets                     3.3     3.3     2.2
  Depreciation                         10.7    10.8    10.4
  Investment tax credit amortized      (3.0)   (3.0)   (3.7)
  Other, net                           (4.5)   (2.5)    1.0
                                     ------  ------  ------
   Total tax expense                 $103.5  $102.4  $101.2
                                     ======  ======  ======

Components of Tax Expense

Taxes currently payable              $117.4   $93.0  $107.9
Deferred taxes--
  Regulatory assets                    (3.5)   (1.7)    1.6
  Liberalized depreciation and
   amortization                         7.9    14.1    17.2
  Property taxes                         -       -     (6.1)
  Fuel and gas costs                    2.5    (3.1)  (12.7)
  Insurance and claims costs          (11.1)    2.7    (3.5)
  Other                                (5.5)   (0.8)    0.4
Deferred investment tax credit, net    (4.2)   (1.8)   (3.6)
                                     ------  ------  ------
   Total tax expense                 $103.5  $102.4  $101.2
                                     ======  ======  ======

(a) The statutory rate of 35% applied to pre-tax income before preferred dividends.


Components of Deferred Tax Assets and Liabilities

                                 At December 31,
$ in millions                     1996     1995
------------------------------------------------
Non-Current Liabilities

Depreciation/property basis   $(448.8)  $(450.9)
Income taxes recoverable        (77.4)    (82.9)
Regulatory assets               (45.8)    (52.3)
Investment tax credit            26.3      27.8
Other                            57.6      42.0
                              -------   -------
 Net non-current liablility   $(488.1)  $(516.3)
                              -------   -------
Net Current Asset             $   1.7   $   6.1
                              =======   =======

                        DPL  21  1996

4.   PENSIONS AND POSTRETIREMENT BENEFITS

Pensions

     Substantially all DP&L employees participate in pension plans paid for by the Company. Employee benefits are based on their years of service, age at retirement and, for salaried employees, their compensation. The plans are funded in amounts actuarially determined to provide for these benefits.

     An interest rate of 6.25% was used in developing the amounts in the following tables. Actual returns on plan assets for 1996, 1995 and 1994 were 12.7%, 25.6% and 0.9%, respectively. Increases in compensation levels approximating 5% were used for all years.

     The following table presents the components of pension cost (portions of which were capitalized):


$ in millions                      1996     1995     1994
---------------------------------------------------------
Service cost-benefits earned     $  6.2   $  6.2   $  6.1
Interest cost                      15.0     14.4     13.4
Expected return on plan assets
  of 7.5% in each year            (18.1)   (17.8)   (18.2)
Net amortization                   (1.1)    (0.9)    (1.5)
                                 ------   ------   ------
Net pension cost                 $  2.0   $  1.9   $ (0.2)
                                 ======   ======   ======

     The following table sets forth the plans' funded status and amounts recorded in Other assets on the Consolidated
Balance Sheet at December 31:


$ in millions                            1996    1995
-----------------------------------------------------
Plan assets at fair value (a)          $321.4  $298.3
Actuarial present value of projected
  benefit obligation                    255.1   245.5
                                       ------  ------
Plan assets in excess of projected
  benefit obligation                     66.3    52.8
Unamortized transition obligation       (15.5)  (19.6)
Prior service cost                       16.0    18.1
Changes in plan assumptions and
  actuarial gains and losses            (22.5)   (5.0)
                                       ------  ------
Net pension assets                     $ 44.3  $ 46.3
                                       ======  ======

Vested benefit obligation              $198.6  $190.1
Accumulated benefit obligation
without projected wage increases       $237.4  $227.7

(a) Invested in fixed income investments, equities including $26.5 million and $27.0 million of DPL Inc.
    common stock in 1996 and 1995, respectively, and guaranteed investment contracts.


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

      DP&L has funded the union-eligible health benefit using a Voluntary Employee Beneficiary Association Trust. Actual return on plan assets was 6.7% in 1996.

      The following table presents the components of postretirement benefit cost:


$ in millions                   1996    1995    1994
----------------------------------------------------
Expected return on plan
  assets of 5.7%              $(0.6)   $  -    $  -
Interest cost                   2.5      3.6     3.7
Net amortization                2.9      3.0     2.9
                              -----     ----   -----
Postretirement benefit cost   $ 4.8    $ 6.5   $ 6.7
                              =====    =====   =====

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 9.5% for 1996 and decreases to 5% by 2005. A one percentage point increase in each future year's assumed health care trend rate would increase postretirement benefit cost by $0.2 million annually and would increase the accumulated postretirement benefit obligation by $2.9 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25%.

     The following table sets forth the accumulated postretirement benefit amounts at December 31:


$ in millions                         1996    1995
--------------------------------------------------
Accumulated postretirement benefit
 obligation:
 -  retirees and dependents          $40.7   $43.2
 -  active employees                   1.1     1.0
                                     -----   -----
    Total                             41.8    44.2

Plan assets at fair value (a)         11.9    12.0
                                     -----   -----
Projected benefit obligation in
excess of plan assets                 29.9    32.2
Unamortized transition obligation    (18.9)  (21.8)
Actuarial gains and losses            24.6    22.1
                                     -----   -----
Accrued postretirement
benefit liability                    $35.6   $32.5
                                     =====   =====



(a) Invested in fixed income government obligations and money market securities.

                        DPL  22  1996

5.   COMMONLY OWNED FACILITIES

      DP&L owns certain electric generating and transmission facilities as tenants in common with other Ohio utilities. Each utility is obligated to pay its ownership share of construction and operation costs of each facility. As of December 31, 1996, DP&L had $4.2 million of commonly owned facilities under construction. DP&L's share of expenses is included in the Consolidated Statement of Results of Operations.
     The following table presents DP&L's share of the commonly owned facilities at December 31, 1996:


                                DP&L Share                DP&L Investment
                         ---------------------------   ----------------------
                         Ownership    Prod. Capacity   Gross Plant in Service
                            (%)           (MW)              ($ in mil.)
-----------------------------------------------------------------------------
Production Units:
 Beckjord Unit 6            50.0          210                   54
 Conesville Unit 4          16.5          129                   30
 East Bend Station          31.0          186                  150
 Killen Station             67.0          418                  406
 Miami Fort Units 7&8       36.0          360                  117
 Stuart Station             35.0          823                  244
 Zimmer Station             28.1          365                  988
Transmission (at varying
percentages)                                                    67

6.   NOTES PAYABLE AND COMPENSATING BALANCES

     DPL Inc. and its subsidiaries have $200 million available through a revolving credit agreement. This agreement with a consortium of banks is renewable through 2000. Commitment fees are approximately $200,000 per year, depending upon the aggregate unused balance of the loan. At December 31, 1996, DPL Inc. had no outstanding borrowings under this credit agreement.

     DP&L also has $96.6 million available in short-term informal lines of credit. To support these lines of credit, DP&L is required to maintain average daily compensating balances of approximately $400,000 and also pay $103,550 per year in fees.

     At year-end, DP&L had no borrowings from these lines of credit and $10.0 million in commercial paper outstanding at a weighted average interest rate of 6.75%.

7.   LONG - TERM DEBT

                                       At December 31,
$ in millions                          1996       1995
------------------------------------------------------
First mortgage bonds maturing:

 1997 5-5/8%                       $     -    $   40.0
 1998 6.75%                              -        25.0
 2003  8.00%                           40.0       40.0
 2022-2026 8.14% (a)                  671.0      671.0
 Pollution control series maturing
  through 2027 - 6.43% (a)            107.6      107.9
                                   --------   --------
                                      818.6      883.9

 Unamortized debt discount and
  premium (net)                        (2.3)      (2.4)
                                   --------   --------
                                      816.3      881.5

Guarantee of Air Quality
 Development Obligations 6.10%
 Series Due 2030                      110.0      110.0
Notes due 2007 - 7.83%                 88.0       90.0
                                   --------   --------
   Total                           $1,014.3   $1,081.5
                                   ========   ========

(a)  Weighted average interest rates for 1996 and 1995.


     The amounts of maturities and mandatory redemptions for first mortgage bonds and notes are (in millions) $42.4 in 1997, $3.4 in 1998, $4.4 in 1999, $5.4 in 2000 and $6.4 in
2001. Substantially all property of DP&L is subject to the mortgage lien securing the first mortgage bonds.

     During 1996, a series of first mortgage bonds in the principal amount of $25 million was redeemed. The bonds had been scheduled to mature in 1998.

                        DPL  23  1996

8.  COMMON SHAREHOLDERS' EQUITY
                                                                        Common
                                                                         Stock
                                  Common Stock (a)                      Held By    Earnings
                             ---------------------------  Other Paid-  Employee  Reinvested in
$ in millions                Outstanding Shares   Amount  in Capital     Plans   the Business    Total
-------------------------------------------------------------------------------------------------------
1994: Beginning balance      103,509,998          $1.0      $708.1     $(105.2)     $423.4     $1,027.3
       Net Income                                                                    154.9        154.9
       Common stock dividends                                                       (118.3)      (118.3)
       Public offering         3,200,000           0.1        63.1                                 63.2
       Dividend reinvestment
        plan                     720,225            -         14.4                                 14.4
       Treasury stock           (478,600)           -         (9.4)                                (9.4)
       Employee stock plans                                    0.2        (3.5)                    (3.3)
       Other                                                   0.2                    (0.7)        (0.5)
                             -----------          ----      ------     -------      ------     --------
      Ending balance         106,951,623           1.1       776.6      (108.7)      459.3      1,128.3

1995:  Net Income                                                                    164.7        164.7
       Common stock dividends                                                       (124.9)      (124.9)
       Treasury stock           (254,700)           -         (6.1)                                (6.1)
       Employee stock plans                                    0.7         1.5                      2.2
       Other                                                   0.2                     0.4          0.6
                             -----------          ----      ------     -------      ------     --------
      Ending balance         106,696,923           1.1       771.4      (107.2)      499.5      1,164.8

1996:  Net Income                                                                    172.9        172.9
       Common stock dividends                                                       (131.2)      (131.2)
       Treasury stock           (687,000)           -        (15.8)                               (15.8)
       Employee stock plans                                    1.0         5.1                      6.1
       Other                                                   0.2                     3.5          3.7
                             -----------          ----      ------      ------      ------     --------
      Ending balance         106,009,923          $1.1      $756.8     $(102.1)     $544.7     $1,200.5
                             ===========          ====      ======     =======      ======     ========

(a) $0.01 par value, 250,000,000 shares authorized.

     DPL Inc. has a leveraged Employee Stock Ownership Plan ("ESOP") to fund matching contributions to the Company's 401(k) retirement savings plan and certain other payments to full-time employees. Common shareholders' equity is reduced for the cost of 3,992,110 unallocated shares held by the trust and for 1,543,171 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

     Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce accrued interest.

     Cumulative shares allocated to employees and outstanding for the calculation of earnings per share were 714,440 in 1996 and 516,249 in 1995. Compensation expense, which is based on the fair value of the shares allocated, amounted to $4.1 million in 1996, $4.2 million in 1995 and $4.0 million in 1994.

     DPL Inc. had 2,107,323 authorized but unissued shares reserved for the dividend reinvestment plan at December 31, 1996. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

     DPL Inc. has a Shareholder Rights Plan pursuant to which two-thirds of a Right is attached to and trades with each outstanding DPL Inc. Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.

                        DPL 24 1996

9.   PREFERRED STOCK
DPL Inc.:   No par value, 8,000,000 shares authorized, no shares
            outstanding.
DP&L:       $25 par value, 4,000,000 shares authorized, no shares
            outstanding; and $100 par value, 4,000,000 shares authorized, 228,508 shares without mandatory redemption provisions outstanding.


                                                              Par Value
                                                           At December 31,
                Current Redemption     Current Shares       1996 and 1995
Series/Rate           Price             Outstanding        ($ in millions)
---------------------------------------------------------------------------
A   3.75%            $102.50              93,280               $ 9.3
B   3.75%            $103.00              69,398                 7.0
C   3.90%            $101.00              65,830                 6.6
                                         -------               -----
    Total                                228,508               $22.9
                                         =======               =====

 The shares may be redeemed at the option of DP&L at the per share prices indicated, plus cumulative accrued dividends.


10.  FAIR VALUE OF FINANCIAL INSTRUMENTS
                                             At December 31,
                                      1996                   1995
                               ------------------     -------------------
$ in millions                  Fair Value    Cost     Fair Value     Cost
-------------------------------------------------------------------------
                                    $         $            $          $
Assets (a)
 Available for sale securities
   included in financial assets   156.5     150.7         11.5      10.8
 Held to maturity securities,
   including temporary cash
   investments of $70.5 in
   1996 and $141.3 in 1995        119.5     119.2        188.0     186.6
Liabilities (b)
 Debt                           1,112.1   1,066.7      1,174.9   1,082.0
Capitalization
 Unallocated stock in ESOP         96.8      76.3        103.7      80.1

 (a) Maturities range from 1997 to 2005.
 (b) Includes current maturities.

 Available for sale marketable securities are carried at market; the remaining financial instruments are carried at cost. The fair value is based upon quoted market prices or securities with similar characteristics.



11.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                             For the years ended December 31,
$ in millions                                      1996     1995    1994
-----------------------------------------------------------------------------
Net income                                       $172.9   $164.7  $154.9
Adjustments:
 Depreciation and amortization                    125.4    118.9   114.7
 Deferred income taxes                            (13.8)     9.2    (6.7)
 Amortization of regulatory assets, net            15.3     15.4    10.9
 Operating expense provisions                      30.6     19.3    29.9
 Accounts receivable                              (53.9)   (44.6)   27.9
 Accounts payable                                  14.7     21.8   (40.0)
 Accrued taxes payable                             18.3     (4.5)    9.5
 Inventory                                          6.8      1.9     1.7
 Other                                             21.8      3.2   (15.9)
                                                 ------   ------  ------
Net cash provided by operating activities        $338.1   $305.3  $286.9
                                                 ======   ======  ======

                        DPL  25  1996

12.  FINANCIAL INFORMATION BY BUSINESS SEGMENTS

                                        For the years ended December 31,
$ in millions                              1996       1995        1994
------------------------------------------------------------------------
Utility service revenues
  Electric                             $1,014.1   $1,027.5   $   943.5
  Gas                                     238.6      222.0       237.1
  Other                                     3.4        5.6         7.3
                                       --------   --------   ---------
Total utility service revenues          1,256.1    1,255.1     1,187.9
Interest and other income                  26.0       29.7        30.1
                                       --------   --------   ---------
 Total income                          $1,282.1   $1,284.8    $1,218.0
                                       ========   ========    ========

Operating profit before tax
  Electric                             $  326.9   $  335.8    $  325.2
  Gas                                      23.7       18.9        10.3
  Other                                     6.6        3.8         6.5
                                       --------   --------    --------
Total operating profit before tax         357.2      358.5       342.0
Other income, net (a)                       9.1        3.8        12.0
Interest expense                          (89.0)     (94.3)      (93.2)
Preferred dividends                        (0.9)      (0.9)       (4.7)
                                       --------   --------    --------
 Income before income taxes            $  276.4   $  267.1    $  256.1
                                       ========   ========    ========

Depreciation and amortization
  Electric                             $  112.8   $  108.1    $  104.8
  Gas                                       6.7        6.4         6.2
  Other                                     5.9        4.4         3.7
                                       --------   --------    --------
 Total depreciation and amortization   $  125.4   $  118.9    $  114.7
                                       ========   =========   ========

Construction additions
  Electric                             $  100.0   $   66.6    $   82.1
  Gas                                      14.1       11.7        11.6
  Other                                     1.4        9.0         7.4
                                       --------   --------    --------
 Total construction additions          $  115.5   $   87.3    $  101.1
                                       ========   ========    ========
Assets
  Electric                             $2,754.3   $2,763.1    $2,772.3
  Gas                                     259.9      223.7       201.7
  Other (b)                               404.5      336.0       258.7
                                       --------   --------    --------
 Total assets at year-end              $3,418.7   $3,322.8    $3,232.7
                                       ========   ========    ========


(a)  Includes primarily interest income less bond redemption costs in 1995.
(b) Includes primarily temporary cash investments, debt and equity financial assets and certain deferred items.

                        DPL  26  1996

REPORT OF INDEPENDENT ACCOUNTANTS

Price Waterhouse LLP               (see appendix for logo description)


To the Board of Directors and Shareholders of DPL Inc.


In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of results of operations and of cash flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ Price Waterhouse LLP

Dayton, Ohio
January 21, 1997



                         SELECTED QUARTERLY INFORMATION

                                      For the Three Months Ended
                          March 31,        June 30,       September 30,    December 31,
$ in millions except    1996    1995     1996    1995     1996    1995     1996    1995
per share amounts         $       $        $       $        $       $        $       $
---------------------------------------------------------------------------------------
Utility service
 revenues              368.4   355.6    281.4   265.9    277.6   300.0    328.7   333.6
Income before income
 taxes                 103.5    97.0     57.1    53.7     68.2    66.1     47.6    50.3
Net income              63.8    60.8     34.8    34.6     41.8    39.5     32.5    29.8
Earnings per share of
 common stock           0.63    0.60     0.35    0.34     0.42    0.39     0.32    0.30
Dividends paid per
 share                 0.325    0.31    0.325    0.31    0.325    0.31    0.325    0.31
Common stock market
 price - High             26      22   24-3/8      23   24-3/8  23-1/8   24-7/8  25-3/8
       - Low          23-1/8  20-1/8   22-1/8  20-7/8   22-5/8  21-7/8   23-1/4  23-1/8


                        DPL  27  1996

                    CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR - COMMON STOCK AND DP&L
PREFERRED STOCK

Securities Transfer & Shareholder Inquires:
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 8040
Boston, MA  02266-8040
(617) 575-3100
(800 736-3001

Dividend Reinvestment:
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 8040
Boston, MA  02266-8040
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

FEDERAL INCOME TAX STATUS OF 1996 DIVIDEND PAYMENTS
Dividends paid in 1996 on Common and Preferred Stock are fully taxable as dividend income.

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, April 15, 1997, at Bellbrook High School,
Bellbrook, Ohio.

Communications
DPL Inc. staffs an Investor Relations Department to meet the information needs of shareholders and investors. Inquires are welcomed. Communications relating to shareholder accounts should be directed to the DPL Investor Relations Department (937) 259-7150 or (800) 322-9244 or to Boston
EquiServe (617) 575-3100 or (800) 736-3001.

Form 10-K Report
DPL Inc. reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which will be supplied upon request. Please direct inquires to the Investor Relations Department.

OFFICERS--DPL INC. AND DP&L
(Age/Years of Service)
Peter H. Forster (54/23)
Chairman--DPL Inc. and DP&L

Allen M. Hill (51/29)
President and Chief Executive Officer--DPL Inc. and DP&L

Paul R. Anderson (54/18)
Controller--DP&L

Stephen P. Bramlage (50/28)
Assistant Vice President--DP&L

Jeanne S. Holihan (40/16)
Assistant Vice President--DP&L

Thomas M. Jenkins (45/19)
Group Vice President and Treasurer--DPL Inc. and DP&L

Stephen F. Koziar, Jr. (52/29)
Group Vice President and Secretary--DPL Inc. and DP&L

Judy W. Lansaw (45/18)
Group Vice President--DPL Inc. and DP&L

Bryce W. Nickel (40/16)
Assistant Vice President--DP&L

H. Ted Santo (46/25)
Group Vice President--DP&L

DIRECTORS
Burnell R. Roberts (2) (3)
Retired Chairman and Chief Executive Officer, The Mead
Corporation, Dayton, Ohio

David R. Holmes (1) (4)
Chairman, President and Chief Executive Officer, The
Reynolds and Reynolds Company, Dayton, Ohio

James F. Dicke, II (2) (3)
President, Crown Equipment Corporation, New Bremen, Ohio

Peter H. Forster (1) (3) (4)
Chairman, DPL Inc. and DP&L, Dayton, Ohio

W August Hillenbrand (2) (3)
President and Chief Executive Officer, Hillenbrand
Industries, Batesville, Indiana

Jane G. Haley (1) (4)
President and CEO, Gosiger, Inc., Dayton, Ohio

Allen M. Hill (1) (4)
President and Chief Executive Officer, DPL Inc. and DP&L,
Dayton, Ohio

Thomas J. Danis (1)
Former Chairman and Chief Executive Officer, The Danis
Companies, Dayton, Ohio

Ernie Green (1) (4)
President and Chief Executive Officer, Ernie Green
Industries, Dayton, Ohio

All Directors of DPL Inc. are also Directors of DP&L.
1996 Committee Assignments:
DPL Inc.--Finance and Audit Review (1)
Compensation and Management Review (2)
Executive (3)
DP&L--Community and External Relations (4)

                        DPL  28  1996

DPL INC.
Courthouse Plaza Southwest
Dayton, Ohio 45402

(see appendix for photograph description)

                        [back cover]

As required by Rule 304 of Regulation S-T, the following appendix lists the graphic material contained in the 1996 Annual Report to Shareholders. This graphic material, which appears in the paper copy of the report, was omitted from the electronically filed copy of the report.

              APPENDIX

PAGE      ITEM          DESCRIPTION
----      -----         -----------

Cover:    Artwork:      Logo - DPL Inc.

          Photograph:   Picture of a family in an outdoor setting making use
                        of products local in nature.

Inside
Cover:    Artwork:      Map of the State of Ohio with DP&L service territory
                        highlighted.

Page 2:   Bar Chart:    Earnings Per Share
                        ------------------
                        1994      $1.54
                        1995      $1.63
                        1996      $1.72

          Bar Chart:    Dividends Per Share
                        -------------------
                        1994      $1.18
                        1995      $1.24
                        1996      $1.30

Page 3:   Photograph:   The directors of DPL Inc. are pictured individually
                        with their names appearing below the photographs as follows:
                        Thomas J. Danis, James F. Dicke, II, Peter H.
                        Forster, Ernie Green, Jane G. Haley, Allen M. Hill,
                        W August Hillenbrand, David R. Holmes,
                        Burnell R. Roberts

Page 4:   Artwork:      Illustration of proximity between Interstates 70,
                        71 & 75.

Page 5:   Photograph:   Two truck drivers pictured with a tractor-trailer
                        from R&L Carriers.

Page 6:   Photograph:   Two workers walking in front of corn processing
                        equipment at Cargill Incorporated.

Page 7:   Logo:         "DP&L" logo and "Way To Go" logo, the umbrella name
                        for energy conservation programs of the Company.
                        Logo contains the phrase, "Energy Smart Money Wise".

Page 8:   Artwork:      Map of the State of Ohio, with DP&L service territory
                        highlighted, along with international flags staked to the service territory portion of the map.

Page 9:   Photograph:   Manufacturing robot performing job duties at Motoman.

Page 10:  Photograph:   Representation of DP&L employee giving a presentation
                        to young students in a school classroom.

Page 11:  Logo:         "DP&L" logo and "Way To Go" logo, the umbrella name
                        for energy conservation programs of the Company.
                        Logo contains the phrase, "Knowledge Powers Business".

Page 12:  Graph:        Average Annual Electric Prices
                        Adjusted For Inflation
                        cents/kWh

                        1987 = 5.6     1992 = 4.6
                        1988 = 5.2     1993 = 4.8
                        1989 = 5.1     1994 = 5.1
                        1990 = 5.0     1995 = 4.5
                        1991 = 4.9     1996 = 4.5

Page 13: Bar Charts:                     Electric Revenues
                                         $ in millions
                                         ------------------
                                         1994   1995   1996
                                         ------------------
                        Residential       390    422    423
                        Commercial        218    238    237
                        Industrial        229    224    223
                        Other             109    146    133
                                         ------------------
                        Total             946  1,030  1,016


                                         Gas Revenues
                                         $ in millions
                                         ------------------
                                         1994   1995   1996
                                         ------------------
                        Residential       157    149    157
                        Commercial         42     39     44
                        Industrial         15     11     14
                        Other              23     23     24
                                         ------------------
                        Total             237    222    239


                                         Total Taxes
                                         $ in millions
                                         --------------
                                         1994 1995 1996
                                         --------------
                                          222  228  233


                                         Electric Sales
                                         Thousands of GWH
                                         ------------------
                                         1994   1995   1996
                                         ------------------
                        Residential       4.4    4.9    4.9
                        Commercial        3.1    3.4    3.4
                        Industrial        4.4    4.4    4.5
                        Other             2.3    4.1    3.5
                                         ------------------
                        Total            14.2   16.8   16.3


                                         Gas Sales
                                         Millions of MCF
                                         ------------------
                                         1994   1995   1996
                                         ------------------
                        Residential        28     29     31
                        Commercial          8      8      9
                        Industrial          3      3      4
                        Transportation
                        & Other            18     20     20
                                         ------------------
                        Total              57     60     64


                                                  Operating Expenses
                                                  $ in millions
                                                  ------------------
                                                  1994   1995   1996
                                                  -------------------
                        Fuel & Purchased Power     221    258    235
                        Gas Purchased for Resale   151    133    145
                        Operating and Maintenance  245    272    266
                                                  -------------------
                        Total                      617    663    646


                                         Average Price-Electric
                                         Calendar Year
                                         cents/kWh
                                         ----------------------
                                         1994   1995   1996
                                         ----------------------
                                         6.59   6.07   6.16


                                         Average Price-Gas
                                         Calendar Year
                                         $/MCF
                                         ------------------
                                         1994   1995   1996
                                         ------------------
                                         5.44   4.90   4.85


                                         Construction Costs
                                         $ in millions
                                         ------------------
                                         1994   1995   1996
                                         ------------------
                                         101     87    116

Page 27: Artwork:       Logo for Price Waterhouse LLP (Independent Auditors)

Back
Cover:   Photograph:    Young female student sitting in school classroom
                        wearing a DP&L hard hat and lineman glove.