Form 10-K, Exhibit 13
period 1997-12-31
DPL INC
filed 1998-03-30
CIK 787250

1997 Annual Report
Focused and Prepared
(see appendix for photograph description)
(see appendix for logo description)

                                 [cover]

CORPORATE PROFILE

DPL Inc. was formed in 1986 as a holding company. Its principal subsidiary is The Dayton Power and Light Company ("DP&L"). DP&L sells electricity and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio. Electricity for DP&L's 24 county service area is generated at eight power plants and is distributed to 485,000 retail customers. Natural gas is provided to 301,000 customers in 16 counties. The corporate offices of DPL Inc. are located at:

Courthouse Plaza Southwest, Dayton, Ohio  45402
(937) 224-6000

ABOUT THE COVERS

Focused and Prepared

Our efforts and attention at DPL Inc. remain focused on our core electric and natural gas businesses. Top of the industry operating and financial performance and ongoing programs that further improve our competitive position have built a foundation of preparedness for future success. Featured on our 1997 Annual Report is The Dayton Power and Light Energy Resource Center, where unique solutions are designed to meet the energy needs of homes and businesses. Programs include workshops demonstrating new energy products and home energy efficiency improvements, along with state-of-the-art technologies for improved energy control and reliability for industry. These programs and solutions demonstrate DP&L's overall total customer focus and ability to tailor energy services to the individual needs of our customers.

STRATEGIC OBJECTIVES

Our key strategic objectives have made us successful today and prepared DPL for the more competitive environment of tomorrow.

Superior Operations - Corporate wide focus on providing industry-leading levels of operating performance.

Customer Focus - Provide competitive prices, ensure high levels of reliability and retain customer satisfaction.

Management - Focus on improving competitive position and maximizing opportunities for growth.

Cost Control - Maintain and improve industry leading cost control programs.

Financial - Develop and maintain financial strength and flexibility.

                          [inside front cover]

FINANCIAL & OPERATING HIGHLIGHTS
                                                       1997     1996  % change
------------------------------------------------------------------------------
Financial Performance:
----------------------
Earnings per share of common stock             $       1.20     1.15      4
Dividends paid per share                       $       0.91     0.87      5
Return on shareholders' equity                 %       14.6     14.7
Return on total capital                        %       11.8     11.7
Market value per share at December 31          $    19-3/16  16-3/16     19
Book value per share at December 31            $       8.45     7.97      6
Total electric and natural gas utility
 revenues (millions)                           $    1,251.5  1,252.7     ---
Taxes per share                                $       1.58     1.55      2
Number of common shareholders                        43,689   46,532     (6)
Cash provided by operating activities
 (millions)                                    $      339.9    338.1      1

First Mortgage Bond Ratings:
----------------------------
Duff & Phelps, Inc.                                      AA       AA
Standard & Poor's Corporation                            AA-      AA-
Moody's Investor Service                                Aa3      Aa3

Capital Investment Performance:
-------------------------------
Construction additions (millions)              $      110.6    115.5     (4)
Construction expenditures paid from
 internal funds                                %        100      100

DP&L Operating Performance:
---------------------------
Electric--
  Average price per kWh--retail and wholesale
   customers (calendar year) (cents)                   6.01     6.16     (2)
  Fuel efficiency--
   Heat rate - Btu per kWh                            9,931     9830      1
   Industry average                                  10,359   10,365     ---
   Fuel savings (millions)                     $        9.2     11.5    (20)
  System peak load - MW (calendar year)               2,848    2,886     (1)
Gas--
  Average price per MCF - total
   (calendar year)                             $       3.93     3.75      5

                       DPL  1997 Annual Report  1

Dear Shareholder:

Two issues were successfully dealt with in 1997. They were continued focus on excellent current performance and preparation for the future electric sales market.

Earnings for the year rose to $1.20 per share, up more than 4% and better than twice the industry average; dividends were increased to $0.907 per share in February 1997 and again in February 1998 to $0.94 per share; the stock price hit an all-time high of $28.75 and we declared a three-for-two stock split to be effective January 12, 1998. Our total return in 1997 was over 25%. These are all reflections of our strong financial performance and capable management team.

We are proud of these accomplishments when compared against the backdrop of the energy industry, which is quite different from our own performance. In 1997, many energy companies did not increase dividends, lost money in related and unrelated new business ventures, and continuously changed their "vision". Our vision occurred more than fifteen years ago, when we began preparing for a competitive energy environment. Namely, that we sell a commodity and a commodity sells on price.

In 1997, the Ohio government began the initial steps toward opening the regulated electricity environment. The issues are tough. They include tax restructuring, reliability of electric service, recovery of invested capital and determining the time frame for deregulation to occur.

We believe that many new attributes are necessary to be competitive and that size alone will not determine profitability.
Rather, the ability to quickly take advantage of opportunities in the market place and those presented by governmental rules are keys to success.

We have been preparing for a change in the market and the rules under which we do business for well over a decade. Our management team has focused on flexibility, both operationally and financially. We experienced first hand in the natural gas business how government can completely change a market. We learned that the ability to adapt quickly to....

EARNINGS PER SHARE
Dollars
(see appendix for bar graph description)

Caption to photograph:
Board of Directors
Thomas J. Danis, James F. Dicke, II, Peter H. Forster, Ernie
Green
(see appendix for photograph description)

                       DPL  1997 Annual Report  2

 ....change is critical.  Streamlined management and operations can become the critical factor in profiting from change.

Our productivity and efficiency has historically been among the ten best in the country. Our balance sheet is strong and we have the financial means necessary to move into a new era. We are also a combination electric and natural gas company. This means we provide a complete and competitively priced energy package for any customer. When combined with natural gas and coal costs for electric generation that are near the lowest in the Midwest region, our competitive advantage is really enhanced. We view the coming changes as opportunities.

The electricity sales market will be confused for quite some time to come. Basically, the business will be like most others. Each state will have its own rules, making management focus on fundamentals and overall flexibility paramount to success. To remain profitable, you need competitive production costs, a solid distribution base and a positive customer service team. We have these tools. We have the will to change, again and again as the market progresses and the agility to do it quickly.

Your Board of Directors and the management team are dedicated to bringing you excellent current returns while focusing on growing into the future. The formula for success that we have and will continue to work on, is financial strength, preparation and focus.

Thank you for letting us work for you.

Best regards,

/s/ Peter H. Forster

Peter H. Forster
Chairman, DPL Inc.

/s/ Allen M. Hill

Allen M. Hill
President and Chief Executive
Officer, DPL Inc.


DIVIDENDS PER SHARE
Dollars
(see appendix for bar graph description)

Caption to photograph:
Board of Directors
Jane G. Haley, Allen M. Hill, W August Hillenbrand, David R.
Holmes, Burnell R. Roberts
(see appendix for photograph description)

                       DPL  1997 Annual Report  3

THE DPL MISSION

As the energy industry moves through transition, our goal remains unchanged. We will continue to provide quality gas and electric service to our customers at competitive prices, and earn a fair rate of return for our shareholders. By adhering to this long-time corporate goal, we have established an industry leading operating and financial position. One sign of DPL Inc.'s industry leadership is the ability to deliver solid results. We have the ability, motivation and attitude to make results happen, not just plan for them. In an environment of increasing market and price volatility it is team strength that ultimately prevails. With each state embarking on its own path towards competition, uncertainty and risk in the industry will increase. With our historical focus on strong financial and operating results, we are prepared for the changes in the utility industry.

KEY STRATEGIC OBJECTIVES

Our blueprint for success and continued improvement combines several key elements. These include maintaining our strong financial position, managing opportunities and risks, keeping a strong customer focus, continuing industry leading operations and controlling costs. Our successful completion of these objectives will translate into solid shareholder returns.

The restructuring and changing regulatory environment of the electric utility industry continues. Companies are implementing very diverse strategies to deal with changing regulatory policy. As in the past, there are several pending or proposed mergers that seek to combine resources. In addition, several companies have chosen to sell off assets in response to competition. Clearly, the gas and electric markets are moving toward a commodity-based industry. This action supports one of the foundations of our operations that has been present for many years. Specifically, that we are in the business of selling a commodity, and a....

Total Energy Provider
---------------------
DP&L's ability to provide customers with both natural gas and electricity is a distinct competitive advantage. With fuel and natural gas costs that are among the lowest in the region, we offer a total energy package that is competitively priced and reliable.

INFLATION-ADJUSTED PRICE
(cents/kWh)
(see appendix for line graph description)

caption to photograph:
Since 1987, DP&L electric prices have declined 23%, adjusted for inflation during that period. Pictured: Scott Kelly, Business
Development.
(see appendix for photograph description)

                       DPL  1997 Annual Report  4
caption to photograph:
F & P America, located in Troy, Ohio, is a supplier of suspension and structural components for the automotive industry.
Recent expansion at this facility was assisted by innovative energy efficiency solutions provided by DP&L.
(see appendix for photograph description)

                       DPL  1997 Annual Report  5
caption to photograph:
Miami Valley Research Park is the home for over forty primarily high-tech companies. Numerous recent corporate additions have resulted in impressive growth for the Park, and represent the dynamic economic environment in West Central Ohio.
(see appendix for photograph description)

                       DPL  1997 Annual Report  6

 ....commodity sells on price and customer service.  With this in mind, the following key factors will play a large part in our future success.

SUPERIOR OPERATIONS

More than ever before, as we move towards a less regulated and more volatile electricity environment, our ability to continue to achieve top of the industry operational performance enhances our competitive position. The electric generation part of our business is likely to be the first to be changed by new legislative rules. Customers may be provided the opportunity to choose between electric producers. Price, service, and reliability will be important factors in their choice. DP&L has one of the best records in the industry in terms of providing electricity efficiently and reliably. Measures of productivity, such as equivalent forced outage rate and equivalent availability, rank DP&L among the best in the nation and show that our generating units are available to meet customer requirements. Our production efficiency, how well we convert coal to electricity, has always been at the top in the nation and contributes to our low electric fuel costs. The combination of productivity and efficiency, together with low costs, provides for reliable, competitively priced electricity for our customers.

CUSTOMER FOCUS

Our goal is to exceed customer expectations with each interaction. Our employees seek to understand the needs and opinions of our customers as they relate to our energy service. They monitor and improve customer satisfaction by meeting with customers to get feedback regarding our level of service. Each employee has incentive compensation tied to factors related to the quality of customer service that they personally provide. We have numerous customer service centers located throughout West
Central Ohio to ensure our customers....

Industry Leader
---------------
DP&L's long tradition of national leadership in productivity and efficiency are a significant advantage in a competitive market.
Achieving top performance helps to reduce costs and ensure a reliable supply of energy for our customers.

EQUIVALENT FORCED OUTAGE RATE
in percent
(see appendix for bar graph description)

caption to photograph:
Equivalent Forced Outage Rate, or "EFOR," measures the availability of our generating units when they are needed most.
High availability, represented by a low EFOR, means that we avoid costly power purchases at times of high demand. Pictured: Kevin
Crawford, Energy Production.
(see appendix for photograph description)

                       DPL  1997 Annual Report  7

 ....receive reliable, quality service quickly and at all times.
Throughout the 1990's, our customers have consistently responded in the mid-ninety percent satisfaction level regarding our quality of service.

DP&L continues to provide energy solutions for customers through the "Way To Go" programs. "Way To Go" is the umbrella name for all of our gas and electric efficiency programs. We have been able to reach a large segment of our customer base with these programs, providing them with energy and money saving initiatives. These programs are coordinated through our Energy Resource Center which features the latest in energy technologies and solutions for the customer's energy needs.

MANAGEMENT

Our management focus is on areas that improve our competitive position and maximize opportunities to grow in the changing legislative and regulatory environment. If future legislative actions provide opportunities, DP&L will be in a position to further enhance its competitive position. We have a history of good working relationships with legislators and regulators, and the ability to work towards solutions that are beneficial for both customers and shareholders. Our experience will help us to thoroughly analyze developing legislative issues and to work together with governing officials to provide the benefits of customer choice to customers, employees and shareholders.

Leadership will be essential for our future success. Our management team is comprised of young, experienced and motivated people. With an average age in the mid-40's and nearly twenty years of experience in the industry, we are well positioned for the future. Through the years we have kept our belief in keeping management layers streamlined. Employing a limited number of officers and possessing few layers of management ensures quick responses and....

DP&L - The Way to Go - Personally
(see appendix for logo description)
caption to logo:
Way to Go Personally programs provide energy services tailored to the individual needs of customers. One example is "Way to Go
Home Essentials", a service that offers energy saving and convenience products for the home or office.

QUALITY OF SERVICE
percentage positive responses
(see appendix for bar graph description)

Caption to photograph:
Our customers consistently respond in the mid-ninety percent level regarding their satisfaction with the quality of service they receive from Dayton Power & Light. Photo: Judi Blair,
Service Operations.
(see appendix for photograph description)

                       DPL  1997 Annual Report  8

Caption to photograph:
Crysteco Inc., headquartered in Wilmington, Ohio, manufactures silicon wafers for semi-conductor device applications. Exacting and accurate temperatures in the manufacturing process result in the need for DP&L to meet unusually high reliability demands. DP&L helped to develop a unique technology solution to meet these requirements.
(see appendix for photograph description)

                       DPL  1997 Annual Report  9

Caption to photograph:
Dayton is the 1996 to 1998 site of the National Folk Festival, which attracts talented performers and thousands of attendees from across the country. DP&L is one of the key sponsors of this event, representing the Company's commitment to the quality of life in West Central Ohio.
(see appendix for photograph description)

                       DPL  1997 Annual Report  10

 ....flexibility in day-to-day operations.  Importantly, each employee is also a shareholder. This personal stake creates a meaningful alignment of employee and shareholder interests.

COST CONTROL

DP&L is recognized in the industry as being one of the best in terms of controlling costs. This comes from our company-wide focus on knowing and predicting all types of cost. Fuel cost continues to be a competitive advantage for DP&L. Generally,, 25% of the price of electricity is fuel cost. Our fuel costs are among the lowest in the entire Midwestern region. Nearly all of our large generating stations are located on the Ohio River, with ready access to plentiful and varied types of Central Appalachian coal. Coal can be brought to the plants by barge, truck, or rail, which helps to manage transportation costs. Flexible and predictable long-term coal contracts allow us to maintain low costs into the future, and provide the ability to adapt to changes in coal markets. This flexibility has also helped us in meeting the provisions of the Clean Air Act, keeping compliance costs low.

Natural gas costs make up about 60% of the price of gas to customers. Our natural gas costs are among the lowest in Ohio and our favorable location near a major natural gas pipeline hub helps to ensure this position for the future. This combination of low cost natural gas and electric fuel effectively positions DP&L as a competitive total energy provider. The ability to provide customers with both natural gas and electricity is a key strategic advantage.

FINANCIAL

Earnings and dividends that exceed industry averages and a balance sheet that is among the cleanest and strongest in the nation establish a solid base for future financial stability. A conservative capital structure and strong cash flow provide the resources and flexibility for a....

DP&L - Way to Go - Partners in Business Plus
(see appendix for logo description)
caption to logo:
Partners in Business Plus is DP&L's newest and most comprehensive business growth incentive program, offering energy credits to business customers that add jobs or increase capital investment. This program continues DP&L's long record of partnership with area companies to further economic development.

CREDIT RATINGS
DP&L
Moody's Investors Service Average Electric Utility Credit Rating
(see appendix for line graph description)

caption to photograph:
A combination of strong financial performance, low costs and good working relationships with area leaders has helped DP&L to manage risk and maintain solid credit ratings. DP&L's credit ratings were consistently upgraded by all three major rating agencies from 1992-1995, during a time when ratings trended down for the industry. Pictured: Kevin DeWine, Corporate Relations.
(see appendix for photograph description)

                       DPL  1997 Annual Report  11

 ....sound competitive position.  Our long-term debt has a 26-year average maturity and a low 7.7% embedded cost. These attributes have helped to earn the AA level credit ratings that we maintain from all three major rating agencies. Overall, our financial position reflects the preparation necessary to compete and to deliver fair returns to our shareholders.

DPL's common stock reached an all-time high of $28.75 per share in 1997. This strong performance, combined with our dividend, resulted in a total return to shareholders of over 25%. Late in the year, the Board of Directors authorized a three-for-two stock split, our third stock split in the last seven years. The split was effective January 12, 1998 to shareholders of record on December 16, 1997. Typically, stock splits result in a broader market and increased liquidity for your shares, and reflect confidence in the financial performance of the Company.

In order to provide continued above average current returns for you, the annual dividend rate was increased on February 3, 1998, to $0.94 per share. This 3.7% increase is well above the industry average of less than 2% over the past year, and is the eleventh dividend increase in the last twelve years.

DPL has consistently been a strong financial performer. In 1997, earnings were $1.20 per share, an increase of nearly five percent over 1996 earnings. This performance is particularly remarkable in light of the overall industry performance in 1997, with earnings declining at an average of about 5%. Our long-term record of earnings and dividend growth has resulted in a total five year return to shareholders of over 91%.

Our strong performance over the past ten years reflects our commitment to the achievement of specific measurable goals. Regardless of the environment in which we operate, we remain focused on our core business while maintaining the flexibility to adapt to change. 1998 will be a year of continued change. We will remain focused, dealing with the changes needed for the future and working to provide you, our Shareholders, with a fair rate of return.

Return
------
DPL's stock price reached an all-time high in 1997, contributing to a total annual return of over 25%. Over the past ten years, DPL has produced an average annual total return to shareholders of 18%.

                       DPL  1997 Annual Report  12

FINANCIAL REVIEW

ELECTRIC UTILITY REVENUES     GAS UTILITY REVENUES       TOTAL TAXES
$ in millions                 $ in millions              $ in millions
(see appendix for bar         (see appendix for bar      (see appendix for bar
graph description)            graph description)         graph description)

ELECTRIC UTILITY SALES        GAS UTILITY SALES          OPERATING EXPENSES
Thousand of GWH               Millions of MCF            $ in millions
(see appendix for bar         (see appendix for bar      (see appendix for bar
graph description)            graph description)         graph description)

AVERAGE PRICE-ELECTRIC        TOTAL AVERAGE PRICE-GAS    CONSTRUCTION COSTS
CALENDAR YEAR                 CALENDAR YEAR              $ in millions
cents/kWh                     $/MCF
(see appendix for bar         (see appendix for bar      (see appendix for bar
graph description)            graph description)         graph description)

                       DPL  1997 Annual Report  13

FINANCIAL AND STATISTICAL SUMMARY                                                DPL Inc.

                                             1997      1996      1995      1994      1993
-----------------------------------------------------------------------------------------
      For the years ended December 31,
DPL
Inc.: Earnings per share of common
       stock (a)                         $   1.20      1.15      1.09      1.03      0.95
      Dividends paid per share (a)       $   0.91      0.87      0.83      0.79      0.75
      Dividend payout ratio              %   75.8      75.7      76.1      76.7      78.9
      Net income (millions)              $  181.4     172.9     164.7     154.9     139.0
      Utility service revenues
       (millions)                        $1,252.2   1,256.1   1,255.1   1,187.9   1,151.3
      Construction additions
       (millions)                        $  110.6     115.5      87.3     101.1      88.9
      Market value per share at
       December 31 (a)                   $19-3/16   16-3/16    16-1/2  13-11/16    13-3/4

DP&L: Electric sales (millions of kWh) --
        Residential                         4,788     4,924     4,871     4,465     4,558
        Commercial                          3,408     3,407     3,425     3,068     3,006
        Industrial                          4,749     4,540     4,401     4,388     4,089
        Other                               3,664     3,443     4,117     2,298     3,023
                                           ------    ------    ------    ------    ------
          Total                            16,609    16,314    16,814    14,219    14,676


      Gas sales (thousands of MCF) --
        Residential                        29,277    31,087    29,397    27,911    28,786
        Commercial                          9,567     9,424     8,307     8,081     8,468
        Industrial                          2,520     3,404     2,584     3,150     3,056
        Other                               2,153     2,829     3,006     2,909     3,171
        Transported gas                    18,523    16,953    16,376    15,147    13,401
                                           ------    ------    ------    ------    ------
          Total                            62,040    63,697    59,670    57,198    56,882

      At December 31,
DPL
Inc.: Book value per share (a)           $   8.45      7.97      7.69      7.45      7.01
      Total assets (millions)            $3,585.2   3,418.7   3,322.8   3,232.7   3,302.0
      Long-term debt and preferred
       stock with mandatory redemption
       provisions (millions)             $  971.0   1,014.3   1,081.5   1,093.7   1,132.9

DP&L: First mortgage bond ratings --
        Duff & Phelps, Inc.                    AA        AA        AA        AA        AA-
        Standard & Poor's Corporation          AA-       AA-       AA-       AA-        A
        Moody's Investors Service             Aa3       Aa3       Aa3        A1        A2

DPL   Number of Shareholders
Inc.: Common                               43,689    46,532    48,919    51,270    53,275
DP&L: Preferred                               625       684       733       795     1,873

(a) Per share amounts have been restated to reflect the three-for-two common stock split paid on January 12, 1998 to stockholders of record on December 16, 1997.

                       DPL  1997 Annual Report  14

FINANCIAL REVIEW

Income Statement Highlights
---------------------------

$ in millions except per share amounts       1997    1996    1995
-----------------------------------------------------------------
Electric Utility:
 Revenues                                  $1,008  $1,014  $1,028
 Fuel and purchased power                     227     234     256
                                           ------  ------  ------
  Net revenues                                781     780     772

Gas Utility:
 Revenues                                     244     239     222
 Gas purchased for resale                     151     145     133
                                           ------  ------  ------
  Net revenues                                 93      94      89

Other income                                  104      74      55
Operation and maintenance expense             256     266     272
Amortization of regulatory assets, net         17      15      15
Income taxes                                  105     104     102
Net income                                    181     173     165
Earnings per share of common stock           1.20    1.15    1.09


The 1997 earnings increased to $1.20 per share, compared to earnings per share of $1.15 in 1996 and $1.09 in 1995.

In 1997, a 3% decline in electric residential sales resulted in slightly lower revenue which offset a 3% increase in sales to business customers and higher sales to other public utilities. Fuel and purchased power expense decreased 3% primarily related to lower fuel costs. In 1996, electric revenues decreased 1% as a result of lower sales to public utilities.

Gas utility revenues increased 2% in 1997. Sales increases of 3% from higher deliveries to business customers offset the effects of milder weather. Gas purchased for resale by the utility increased 4% primarily from higher natural gas costs. Gas utility revenues increased 7% resulting in a 9% increase in gas utility purchases in 1996.

Other income increased $29 million in 1997 due to higher non-utility revenue and increased investment income. The
$19 million increase in 1996 resulted from higher non-utility revenue.

Operation and maintenance expense decreased 4% in 1997 from 1996 due to cost containment efforts and lower actuarially-determined benefit expense. Operation and maintenance expense decreased 2% in 1996 from 1995 as a result of reduced electric production and system maintenance, bond redemption costs, lower compensation and benefit expense, offset by higher insurance and claims costs.

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

Depreciation and amortization expense increased $2 million as a result of increased depreciable assets in 1997 and $7 million in 1996 primarily due to increased depreciable assets and rates.

General taxes increased 3% in 1997 and 4% in 1996 as a result of higher property taxes from additional property.

Interest expense declined $3 million in 1997 primarily due to the redemption of $25 million of first mortgage bonds late in 1996 and two series of first mortgage bonds totaling $80 million in 1997. Interest expense declined $5 million in 1996 primarily from the September 1995 refinancing of $110 million of bonds at a lower interest rate.

Certain risks of DPL Inc. and its subsidiaries are insured through a wholly-owned captive insurance company. Increases in insurance and claims cost resulted primarily from additional insurance coverage.

Credit Ratings
--------------

DP&L's senior debt credit ratings are as follows:

     Duff & Phelps                   AA
     Moody's Investors Service      Aa3
     Standard & Poor's               AA-

Each rating has been affirmed by its respective rating agency in 1997. Moody's Investors Service upgraded DP&L's senior debt credit rating three times from 1992-1995. Duff & Phelps and Standard & Poor's both upgraded DP&L's senior debt credit ratings in 1994. The credit ratings are the highest DP&L has achieved since 1974, and they are all considered investment grade.

Construction Program and Financing
----------------------------------

Construction additions were $111 million, $116 million, and $87 million in 1997, 1996 and 1995, respectively. The capital program for 1998 consists of construction costs of approximately
$100 million, which includes an 82 MW combustion turbine generating unit.

During 1997, total cash provided by operating activities was $340 million. At year-end, cash and temporary cash investments were $26 million, and debt and equity financial assets were $384 million. Cash and financial assets are held with a view towards investing in future opportunities in the industry.

In December 1997, DP&L redeemed a series of first mortgage bonds in the principal amount of $40 million with an interest rate of 8.0%. The bonds had been scheduled to mature in 2003. Another series of first mortgage bonds in the principal amount of
$40 million matured in 1997. In December 1996, DP&L redeemed a series of first mortgage bonds in the principal amount of
$25 million with an interest....

                       DPL  1997 Annual Report  15

 ....rate of 6.75%.  The bonds had been scheduled to mature in
1998. Sinking fund payments for the five years ended 2002 are $27 million.

In September 1995, a new series of Air Quality Development
Revenue Refunding Bonds was issued in the principal amount of $110 million with an interest rate of 6.10%. Proceeds from the financing were used to redeem a similar principal amount of first mortgage bonds with an interest rate of 9.5%.

Issuance of additional amounts of first mortgage bonds by DP&L is limited by provisions of its mortgage. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales and construction plans. DPL Inc. anticipates that it has sufficient capacity to issue DP&L first mortgage bonds to satisfy its requirements in connection with its capital program.

In addition, DPL Inc. has a revolving credit agreement, renewable through 2001, which allows total borrowings by DPL Inc. and its subsidiaries of $200 million. At year-end 1997, DPL Inc. had $36 million outstanding under this credit agreement.

DP&L also has $97 million available in short-term lines of credit. At year-end, DP&L had $10 million outstanding from these lines of credit and $70 million in commercial paper outstanding.

A three-for-two common stock split effected in the form of a stock dividend was paid on January 12, 1998 to stockholders of record on December 16, 1997.

Issues and Financial Risks
--------------------------

This report contains certain forward-looking statements regarding plans and expectations for the future. Investors are cautioned that actual outcomes and results may vary materially from those projected due to various factors beyond DP&L's control, including abnormal weather, unusual maintenance or repair requirements, changes in fuel costs, increased competition, regulatory changes and decisions, changes in accounting rules and adverse economic conditions.

Like many companies, DPL Inc. is currently evaluating its computer systems to determine the extent to which modifications are required to prevent problems in the year 2000. Based on this on-going effort, the Company at this time does not anticipate that the year 2000 matter will materially impact the Company's financial position.

The Environmental Protection Agency ("EPA") has notified numerous parties, including DP&L, that they are considered "Potentially Responsible Parties" for clean up of four hazardous waste sites in Ohio. The EPA has estimated total costs of $34 million for its preferred clean-up plans at three of these sites and has not established an estimated cost for the fourth site. The final resolution of these investigations will not have a material effect on DP&L's financial position, earnings or cash flow.

As a public utility, DP&L is subject to processes which determine the rates it charges for energy services. Regulators determine which costs are eligible for recovery in the rate setting process and when the recovery will occur. They also establish the rate of return on utility investments which are valued under Ohio law based on historical costs.

The utility industry is subject to inflationary pressures similar to those experienced by other capital-intensive industries. Because rates for regulated services under existing rules are based on historical costs, cash flows may not cover the total future costs of providing services.

Restructuring of the electric utility industry continued to evolve in 1997. Legislative proposals have been introduced in Congress and in Ohio concerning electric wholesale and retail wheeling which are designed to increase competition. These factors increase the risk that the Company's production plant and/or regulatory assets may not be fully recovered in rates.

Ohio continues to take a studied approach to utility industry restructuring. In 1997, the Ohio legislative leadership established a special Joint Committee to study the restructuring issues. The Committee conducted hearings to gather information from energy companies, regulators, customers and industry experts. The Committee co-chairs issued a draft report in early January 1998 recommending opening the electric generation market, in the future, to competition for all Ohio consumers. As a part of this restructuring effort in 1998 and beyond, legislators are also studying related complex tax issues that must be resolved.

In 1996 and 1997, the Federal Energy Regulatory Commission ("FERC") issued orders creating a more competitive wholesale electric power market. These orders required all electric utilities that own or control transmission facilities to file open-access transmission service tariffs. Open-access transmission tariffs provide third parties non-discriminatory transmission service comparable to what the utility provides itself. In its orders, FERC further stated that FERC-jurisdictional stranded costs reasonably incurred and costs of complying with the rules will be recoverable by electric utilities. In December, DP&L reached an agreement in principle with intervenors in a pending tariff case and filed a subsequent case based on an updated test year.

The PUCO is holding roundtable discussions on competition in the electric industry focused on short-term initiatives under the current regulatory framework. Pursuant to a PUCO order implementing one such initiative, all Ohio electric utilities, including DP&L, filed tariffs in 1996 for interruptible electric service that accommodate replacement electricity during periods when the utility faces resource constraints. DP&L's tariff was approved in 1997.

As another roundtable initiative, in 1996, the PUCO issued guidelines for conjunctive electric service which required all utilities to file tariffs under which different service locations are aggregated for cost-of-service, rate design, rate eligibility and billing purposes. Although DP&L has appealed these guidelines to the Ohio Supreme Court, DP&L filed its tariff in 1997.

Ohio legislation in 1996 and PUCO rules in 1997 addressed regulatory reform for the local gas distribution companies. The legislation provides that natural gas commodity services may be exempted from PUCO regulation and that the PUCO may allow alternative ratemaking methodologies in connection with other regulated services.

                       DPL  1997 Annual Report  16

CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS                       DPL Inc.

                                              For the years ended December 31,
$ in millions except per share amounts             1997      1996      1995
------------------------------------------------------------------------------
Income
Utility service revenues                       $1,252.2  $1,256.1  $1,255.1
Other income                                      103.6      74.2      54.9
                                               --------  --------  --------
  Total income                                  1,355.8   1,330.3   1,310.0
                                               --------  --------  --------
Expenses
Fuel and purchased power                          227.9     234.9     257.5
Gas purchased for resale                          219.5     193.0     158.4
Operation and maintenance (Note 1)                256.1     265.7     272.3
Depreciation and amortization (Note 1)            127.6     125.4     118.9
Amortization of regulatory assets, net (Note 2)    16.8      15.3      15.4
General taxes                                     133.8     129.7     125.2
Interest expense                                   87.3      89.9      95.2
                                               --------  --------  --------
  Total expenses                                1,069.0   1,053.9   1,042.9
                                               --------  --------  --------

Income Before Income Taxes                        286.8     276.4     267.1

Income taxes (Note 1 and 3)                       105.4     103.5     102.4
                                               --------  --------  --------

Net Income                                     $  181.4  $  172.9  $  164.7
                                               ========  ========  ========

Average Number of Common Shares Outstanding
 (millions) (Note 8) (a)                          151.4     150.9     151.6

Earnings Per Share of Common Stock (a)         $   1.20  $   1.15  $   1.09

Dividends Paid Per Share of Common Stock (a)   $   0.91  $   0.87  $   0.83



(a) Shares and per share amounts have been restated to reflect the three-for-two common stock split paid on January 12, 1998, to shareholders of record on December 16, 1997. See Note 8.

See Notes to Consolidated Financial Statements.

                       DPL  1997 Annual Report  17

CONSOLIDATED STATEMENT OF CASH FLOWS                                  DPL Inc.

                                             For the years ended December 31,
$ in millions                                      1997      1996      1995
------------------------------------------------------------------------------
Operating Activities
 Cash received from utility customers          $1,228.1  $1,228.9  $1,203.5
 Other operating cash receipts                     88.2      87.0      53.9
 Cash paid for:
  Fuel and purchased power                       (235.9)   (207.6)   (249.8)
  Purchased gas                                  (236.1)   (211.6)   (156.9)
  Operation and maintenance labor                 (83.2)    (87.4)    (89.3)
  Nonlabor operating expenditures                 (96.4)   (149.3)   (136.9)
  Interest                                        (85.2)    (87.7)    (91.9)
  Income taxes                                   (108.8)   (108.1)   (103.1)
  Property, excise and payroll taxes             (130.8)   (126.1)   (124.2)
                                               --------  --------  --------
 Net cash provided by operating
  activities (Note 11)                            339.9     338.1     305.3
                                               --------  --------  --------

Investing Activities
 Property expenditures                           (113.7)   (108.8)    (87.3)
 Other activities                                (178.0)   (144.4)    (14.3)
                                               --------  --------  --------
 Net cash used for investing activities          (291.7)   (253.2)   (101.6)
                                               --------  --------  --------

Financing Activities
 Dividends paid on common stock                  (137.2)   (131.2)   (124.9)
 Issuance of short-term debt                      105.7      10.0         -
 Retirement of long-term debt                     (82.9)    (25.5)   (126.7)
 Issuance of common stock                          19.5         -         -
 Purchase of treasury stock                           -     (15.8)     (6.1)
 Issuance of long-term debt                           -         -     108.8
                                               --------  --------  --------
 Net cash used for financing activities           (94.9)   (162.5)   (148.9)
                                               --------  --------  --------

Cash and temporary cash investments--
   Net change                                     (46.7)    (77.6)     54.8
   Balance at beginning of year                    72.8     150.4      95.6
                                               --------  --------  --------
   Balance at end of year                      $   26.1  $   72.8  $  150.4
                                               ========  ========  ========

See Notes to Consolidated Financial Statements.

                       DPL  1997 Annual Report  18

CONSOLIDATED BALANCE SHEET                                            DPL Inc.

                                                           At December 31,
$ in millions                                             1997        1996
------------------------------------------------------------------------------
Assets
Property                                              $3,642.8    $3,548.7
Accumulated depreciation and amortization             (1,386.6)   (1,279.8)
                                                      --------    --------
  Net property                                         2,256.2     2,268.9
                                                      --------    --------

Current Assets
Cash and temporary cash investments                       26.1        72.8
Accounts receivable, net                                 211.4       201.9
Inventories, at average cost                              87.5        75.9
Taxes applicable to subsequent years                      91.9        87.3
Other current assets                                      54.2        53.6
                                                      --------    --------
  Total current assets                                   471.1       491.5
                                                      --------    --------

Other Assets
Financial assets                                         384.0       170.3
Income taxes recoverable through future
 revenues (Note 1 and 2)                                 208.2       222.4
Regulatory assets (Note 2)                               116.7       137.3
Other                                                    149.0       128.3
  Total other assets                                     857.9       658.3
                                                      --------    --------
Total Assets                                          $3,585.2    $3,418.7
                                                      ========    ========

Capitalization and Liabilities
Capitalization
Common shareholders' equity (Note 8)--
 Common stock                                         $    1.6    $    1.1
 Other paid-in capital                                   777.3       756.8
 Common stock held by employee plans                     (98.0)     (102.1)
 Earnings reinvested in the business                     605.1       544.7
                                                      --------    --------
  Total common shareholders' equity                    1,286.0     1,200.5


Preferred stock (Note 9)                                  22.9        22.9
Long-term debt (Note 7)                                  971.0     1,014.3
                                                      --------    --------
  Total capitalization                                 2,279.9     2,237.7
                                                      --------    --------

Current Liabilities
Accounts payable                                         129.8       114.4
Accrued taxes                                            158.5       137.7
Accrued interest                                          24.2        24.8
Current portion of long-term debt                          3.4        42.4
Short-term debt (Note 6)                                 115.7        10.0
Other                                                     46.3        57.0
                                                      --------    --------
  Total current liabilities                              477.9       386.3
                                                      --------    --------

Deferred Credits and Other
Deferred taxes (Note 3)                                  464.9       488.1
Unamortized investment tax credit                         72.4        75.4
Insurance and claims costs                               151.6       107.9
Other                                                    138.5       123.3
  Total deferred credits and other                       827.4       794.7
                                                      --------    --------
Total Capitalization and Liabilities                  $3,585.2    $3,418.7
                                                      ========    ========

See Notes to Consolidated Financial Statements.

                       DPL  1997 Annual Report  19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                            DPL Inc.

1.   Summary of Significant Accounting Policies

Principles of Consolidation and Nature of Operations
----------------------------------------------------

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

Revenues and Fuel
-----------------
Revenues include amounts charged to customers through fuel and gas recovery clauses, which are adjusted periodically for changes in such costs. Related costs that are recoverable or refundable in future periods are deferred along with the related income tax effects. Also included in revenues are amounts charged to customers through a surcharge for recovery of arrearages from certain eligible low-income households.

DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of (in millions) $78.3 in 1997 and $58.3 in 1996.

Operation and Maintenance
-------------------------
Operation and maintenance expenses include $0.6 million in 1997 and $4.7 million in 1995 of redemption premiums and other costs relating to the refinancing of bond issues.

Property, Maintenance and Depreciation
--------------------------------------
Property is shown at its original cost. Cost includes direct labor and material and allocable overhead costs.

When a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation. Maintenance costs and replacements of minor items of property are charged to expense.

Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at an average rate of 3.5% in 1997 and 1996 and 3.4% in 1995.

Income Taxes
------------
Deferred income taxes are provided for all temporary differences between the financial statement basis and the tax basis of assets and liabilities using the enacted tax rate. Additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that the income taxes will be recoverable/refundable through future revenues. Investment tax credits, previously deferred, are being amortized over the lives of the related properties.

Consolidated Statement of Cash Flows
------------------------------------
The temporary cash investments presented on this Statement consist of liquid investments with an original maturity of three months or less.

Reclassifications
-----------------
Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.

Estimates
---------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions related to future events.

                       DPL  1997 Annual Report  20

2.   Regulatory Matters

DP&L applies the provisions of Statement of Financial Accounting Standard (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. This accounting standard provides for the deferral of costs authorized for future recovery by regulators. These costs would be charged to expense without regulatory authorization. Regulatory assets on the Consolidated Balance Sheet include:

                           At December 31,
$ in millions               1997    1996
-----------------------------------------
Phase-in (a)              $ 30.6  $ 46.7
DSM (b)                     33.6    35.3
Deferred interest (c)       52.5    55.3
Income taxes recoverable
 through future revenues   208.2   222.4
                          ------  ------
  Total                   $324.9  $359.7
                          ======  ======

(a) Amounts deferred during a 1992-1994 electric rate increase phase-in (including carrying charges) are being recovered in current rates.

(b) Demand-side management ("DSM") costs (including carrying charges) from DP&L's cost-effective programs are deferred and are being recovered at approximately $9 million per year.

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

(c) Interest charges related to the William H. Zimmer Generating
    Station which were previously deferred pursuant to PUCO approval are being amortized at $2.8 million per year over the projected life of the asset.

3.   Income Taxes

                             For the years ended December 31,
$ in millions                       1997     1996     1995
-------------------------------------------------------------
Computation of Tax Expense
Federal income tax (a)            $100.7   $ 97.0   $ 93.8
Increases (decreases) in
 tax from -
 Regulatory assets                   3.6      3.3      3.3
 Depreciation                       11.4     10.7     10.8
 Investment tax credit amortized    (3.0)    (3.0)    (3.0)
 Other, net                         (7.3)    (4.5)    (2.5)
                                  ------   ------   ------
   Total tax expense              $105.4   $103.5   $102.4
                                  ======   ======   ======

Components of Tax Expense
Taxes currently payable           $121.8   $117.4   $ 93.0
Deferred taxes--
 Regulatory assets                  (4.0)    (3.5)    (1.7)
 Liberalized depreciation
  and amortization                   6.2      7.9     14.1
 Fuel and gas costs                  5.5      2.5     (3.1)
 Insurance and claims costs        (14.2)   (11.1)     2.7
 Other                              (6.9)    (5.5)    (0.8)
Deferred investment tax
 credit, net                        (3.0)    (4.2)    (1.8)
                                  ------   ------   ------
   Total tax expense              $105.4   $103.5   $102.4
                                  ======   ======   ======

(a) The statutory rate of 35% applied to pre-tax income before preferred dividends.

Components of Deferred Tax Assets and Liabilities

                                    At December 31,
$ in millions                       1997       1996
---------------------------------------------------
Non-Current Liabilities
Depreciation/property basis      $(443.7)   $(448.8)
Income taxes recoverable           (72.4)     (77.4)
Regulatory assets                  (38.6)     (45.8)
Investment tax credit               25.3       26.3
Other                               64.5       57.6
                                 -------    -------
 Net non-current liability       $(464.9)   $(488.1)
                                 -------    -------
Net Current Asset (Liability)    $  (2.7)   $   1.7
                                 =======    =======

                       DPL  1997 Annual Report  21

4.   Pensions and Postretirement Benefits

Pensions
--------
Substantially all DP&L employees participate in pension plans paid for by the Company. Employee benefits are based on their years of service, age at retirement and, for salaried employees, their compensation. The plans are funded in amounts actuarially determined to provide for these benefits.

An interest rate of 6.25% was used in developing the amounts in the following tables. Actual returns on plan assets for 1997, 1996 and 1995 were 11.2%, 12.7% and 25.6%, respectively.
Increases in compensation levels approximating 5% were used for all years.

The following table presents the components of pension cost
(portions of which were capitalized):

$ in millions                   1997     1996     1995
------------------------------------------------------
Service cost-benefits earned   $ 6.3    $ 6.2    $ 6.2
Interest cost                   15.2     15.0     14.4
Expected return on plan
 assets of 7.5% in each year   (19.6)   (18.1)   (17.8)
Net amortization                (3.0)    (1.1)    (0.9)
                               -----    -----    -----
Net pension cost               $(1.1)   $ 2.0    $ 1.9
                               =====    =====    =====

The following table sets forth the plans' funded status and amounts recorded in Other assets on the Consolidated Balance
Sheet at December 31:

$ in millions                                 1997      1996
------------------------------------------------------------
Plan assets at fair value (a)               $330.2    $321.4
Actuarial present value of
 projected benefit obligation                259.1     255.1
                                            ------    ------
Plan assets in excess of
 projected benefit obligation                 71.1      66.3

Unamortized transition obligation            (11.3)    (15.5)
Prior service cost                            13.9      16.0
Changes in plan assumptions and
 and actuarial gains and losses              (28.3)    (22.5)
                                            ------    ------
Net pension assets                          $ 45.4    $ 44.3
                                            ======    ======

Vested benefit obligation                   $203.8    $198.6
Accumulated benefit obligation without
 projected wage increases                   $236.4    $237.4

(a) Invested in fixed income investments, equities and guaranteed investment contracts. In 1996, equities included $26.5 million of DPL Inc. common stock.

Postretirement Benefits
-----------------------
Qualified employees who retired prior to 1987 and their dependents are eligible for health care and life insurance benefits. The unamortized transition obligation associated with these benefits is being amortized over the approximate average remaining life expectancy of the retired employees. Active employees are eligible for life insurance benefits, and this unamortized transition obligation is being amortized over the average remaining service period.

DP&L has funded the union-eligible health benefit using a Voluntary Employee Beneficiary Association Trust. Actual returns on plan assets were 6.0% and 6.7% in 1997 and 1996, respectively.

The following table presents the components of postretirement benefit cost:

$ in millions                  1997     1996     1995
-----------------------------------------------------
Expected return on plan
 assets of 5.7%               $(0.8)   $(0.6)   $   -
Interest cost                   2.2      2.5      3.6
Net amortization               (1.1)     2.9      2.9
                              -----    -----    -----
Postretirement benefit cost   $ 0.3    $ 4.8    $ 6.5
                              =====    =====    =====

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 9% for 1997 and decreases to 5% by 2005. A one percentage point increase in each future year's assumed health care trend rate would increase postretirement benefit cost by $0.1 million annually and would increase the accumulated postretirement benefit obligation by $2.3 million. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.25%.

The following table sets forth the accumulated postretirement benefit amounts recorded in Other Deferred Credits on the Consolidated Balance Sheet at December 31:

$ in millions                         1997    1996
--------------------------------------------------
Accumulated postretirement benefit
 obligation:
    -  retirees and dependents       $35.4   $40.7
    -  active employees                1.1     1.1
                                     -----   -----
        Total                         36.5    41.8

Plan assets at fair value (a)         12.1    11.9
                                     -----   -----
Projected benefit obligation in
 excess of plan assets                24.4    29.9
Unamortized transition obligation    (15.9)  (18.9)
Actuarial gains and losses            25.5    24.6
                                     -----   -----
Accrued postretirement benefit
 liability                           $34.0   $35.6
                                     =====   =====

(a) Invested in fixed income government obligations and money market securities.

                       DPL  1997 Annual Report  22

5.   Commonly Owned Facilities

DP&L owns certain electric generating and transmission facilities as tenants in common with other Ohio utilities. Each utility is obligated to pay its ownership share of construction and operation costs of each facility. As of December 31, 1997, DP&L had $1.6 million of commonly owned facilities under construction. DP&L's share of expenses is included in the Consolidated Statement of Results of Operations.

The following table presents DP&L's share of the commonly owned facilities at December 31, 1997:

                                                    DP&L
                              DP&L Share         Investment
                          ------------------     -----------
                                      Prod.      Gross Plant
                         Ownership  Capacity     in Service
                            (%)       (MW)       ($ in mil.)
------------------------------------------------------------
Production Units:
 Beckjord Unit 6            50.0       210            55
 Conesville Unit 4          16.5       129            30
 East Bend Station          31.0       186           150
 Killen Station             67.0       418           406
 Miami Fort Units 7&8       36.0       360           119
 Stuart Station             35.0       823           245
 Zimmer Station             28.1       365           989
Transmission (at varying
 percentages)                                         67


6.   Notes Payable and Compensating Balances

DPL Inc. and its subsidiaries have $200 million available through a revolving credit agreement. This agreement with a consortium of banks is renewable through 2001. Commitment fees are approximately $170,000 per year, depending upon the aggregate unused balance of the loan. At December 31, 1997, DPL Inc. had $36.0 million in borrowings outstanding under this credit agreement.

DP&L also has $96.6 million available in short-term informal lines of credit. To support these lines of credit, DP&L is required to maintain average daily compensating balances of approximately $400,000 and also pay $87,550 per year in fees. At December 31, 1997, DP&L had $10.0 million in borrowings from these lines of credit.

DP&L had $69.7 million and $10.0 million in commercial paper outstanding at a weighted average interest rate of 6.0% and 6.75% at December 31, 1997 and 1996, respectively.

7.   Long-term Debt

                                        At December 31,
$ in millions                          1997        1996
-------------------------------------------------------

First mortgage bonds maturing:
      2003       8.00%               $    -    $   40.0
      2022-202   8.14% (a)            671.0       671.0
      Pollution control series
       maturing through
       2027 - 6.43% (a)               107.2       107.6
                                     ------    --------
                                      778.2       818.6

Guarantee of Air Quality
 Development Obligations 6.10%
 Series Due 2030                      110.0       110.0
Notes maturing through 2007 - 7.83%    85.0        88.0
Unamortized debt discount and
 premium (net)                         (2.2)       (2.3)
                                     ------    --------
          Total                      $971.0    $1,014.3
                                     ======    ========

(a) Weighted average interest rates for 1997 and 1996.

The amounts of maturities and mandatory redemptions for first mortgage bonds and notes are (in millions) $3.4 in 1998, $4.4 in 1999, $5.4 in 2000, $6.4 in 2001 and $7.4 in 2002. Substantially
all property of DP&L is subject to the mortgage lien securing the first mortgage bonds.

During 1997, a $40 million series of first mortgage bonds matured, and another $40 million series scheduled to mature in 2003 was redeemed.

                       DPL  1997 Annual Report  23

8.  Common Shareholders' Equity

                                                             Common
                              Common Stock (a)                Stock     Earnings
                             -------------------    Other    Held By   Reinvested
                             Outstanding           Paid-in  Employee     in the
$ in millions                  Shares     Amount   Capital    Plans     Business    Total
-----------------------------------------------------------------------------------------
1995: Beginning balance      106,951,623    $1.1    $776.6  $(108.7)    $459.3   $1,128.3
      Net income                                                         164.7      164.7
      Common stock dividends                                            (124.9)    (124.9)
      Treasury stock           (254,700)       -      (6.1)                          (6.1)
      Employee stock plans                             0.7      1.5                   2.2
      Other                                            0.2                 0.4        0.6
                             ------------------------------------------------------------
      Ending balance         106,696,923     1.1     771.4   (107.2)     499.5    1,164.8

1996: Net income                                                         172.9      172.9
      Common stock dividends                                            (131.2)    (131.2)
      Treasury stock           (687,000)       -     (15.8)                         (15.8)
      Employee stock plans                             1.0      5.1                   6.1
      Other                                            0.2                 3.5        3.7
                             ------------------------------------------------------------
      Ending balance         106,009,923     1.1     756.8   (102.1)     544.7    1,200.5

1997: Net income                                                         181.4      181.4
      Common stock dividends                                            (137.2)    (137.2)
      Three-for-two
       stock-split            53,400,983     0.5      (0.5)                             -
      Dividend reinvestment
       plan                      792,043       -      19.4                           19.4
      Employee stock plans                             1.4      4.1                   5.5
      Other                                            0.2                16.2       16.4
                             ------------------------------------------------------------
      Ending balance         160,202,949    $1.6    $777.3  $ (98.0)    $605.1   $1,286.0
                             ============================================================

(a) $0.01 par value, 250,000,000 shares authorized.


A three-for-two common stock split effected in the form of a stock dividend was paid on January 12, 1998 to stockholders of record on December 16, 1997.

DPL Inc. has a leveraged Employee Stock Ownership Plan ("ESOP") to fund matching contributions to the Company's 401(k) retirement savings plan and certain other payments to full-time employees. Common shareholders' equity is reduced for the cost of 5,673,237 unallocated shares held by the trust and for 2,309,742 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce interest and principal on the loan.

Cumulative shares allocated to employees and outstanding for the calculation of earnings per share were 1,386,588 in 1997 and 1,071,660 in 1996. Compensation expense, which is based on the fair value of the shares allocated, amounted to $4.4 million in 1997, $4.1 million in 1996 and $4.2 million in 1995.

DPL Inc. had 1,972,290 authorized but unissued shares reserved for the dividend reinvestment plan at December 31, 1997. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

DPL Inc. has a Shareholder Rights Plan pursuant to which four-ninths of a Right is attached to and trades with each outstanding DPL Inc. Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.

                       DPL  1997 Annual Report  24

9.   Preferred Stock

DPL Inc.: No par value, 8,000,000 shares authorized, no
          shares outstanding.
DP&L: $25 par value, 4,000,000 shares authorized, no shares outstanding; and $100 par value, 4,000,000 shares authorized, 228,508 shares without mandatory redemption provisions outstanding.


                Current           Current              Par Value
               Redemption         Shares     At December 31, 1997 and 1996
Series/Rate      Price          Outstanding         ($ in millions)
--------------------------------------------------------------------------
A   3.75%       $102.50           93,280                $ 9.3
B   3.75%       $103.00           69,398                  7.0
C   3.90%       $101.00           65,830                  6.6
                                 -------                -----
   Total                         228,508                $22.9
                                 =======                =====

The shares may be redeemed at the option of DP&L at the per share prices indicated, plus cumulative accrued dividends.

10.  Fair Value of Financial Instruments

                                                  At December 31,
                                            1997                    1996
                                    ------------------      ------------------
$ in millions                       Fair Value    Cost      Fair Value    Cost
------------------------------------------------------------------------------
                                        $          $            $          $
Assets (a)
 Available for sale securities         361.1     330.2       156.5      150.7
 Held to maturity securities,
  including temporary cash
  investments of $14.2 in 1997
  and $70.5 in 1996                     72.2      71.2       119.5      119.2
Liabilities (b)
 Debt                                1,168.1   1,090.1     1,112.1    1,066.7
Capitalization
 Unallocated stock in ESOP             108.7      72.3        96.8       76.3

 (a) Maturities range from 1998 to 2010.
 (b) Includes current maturities.

Financial assets with quoted market prices are carried at market;
the remaining financial assets are carried at cost.


11.  Reconciliation of Net Income to Net Cash Provided by Operating Activities

                                          For the years ended December 31,
$ in millions                                  1997     1996     1995
------------------------------------------------------------------------------
Net income                                   $181.4   $172.9   $164.7
 Adjustments:
  Depreciation and amortization               127.6    125.4    118.9
  Deferred income taxes                       (16.4)   (13.8)     9.2
  Amortization of regulatory assets, net       16.8     15.3     15.4
  Operating expense provisions                 17.8     30.6     19.3
  Accounts receivable                          (9.5)   (53.9)   (44.6)
  Accounts payable                             17.2     14.7     21.8
  Accrued taxes payable                        20.8     18.3     (4.5)
  Inventory                                   (11.6)     6.8      1.9
  Other                                        (4.2)    21.8      3.2
                                             ------   ------   ------
 Net cash provided by operating activities   $339.9   $338.1   $305.3
                                             ======   ======   ======

                       DPL  1997 Annual Report  25

12.  Financial Information by Business Segments

                                             For the years ended December 31,
$ in millions                                   1997       1996       1995
----------------------------------------------------------------------------
Utility service revenues
     Electric                               $1,007.8   $1,014.1   $1,027.5
     Gas                                       243.7      238.6      222.0
     Other                                       0.7        3.4        5.6
                                            --------   --------   --------
Total utility service revenues               1,252.2    1,256.1    1,255.1
Other income                                   103.6       74.2       54.9
                                            --------   --------   --------
     Total income                           $1,355.8   $1,330.3   $1,310.0
                                            ========   ========   ========

Operating profit before tax
     Electric                               $  327.0   $  326.9   $  335.8
     Gas                                        24.9       23.7       18.9
     Other                                       4.5        6.6        3.8
                                            --------   --------   --------
Total operating profit before tax              356.4      357.2      358.5
Other income, net (a)                           17.7        9.1        3.8
Interest expense                               (87.3)     (89.9)     (95.2)
                                            --------   --------   --------
     Income before income taxes             $  286.8   $  276.4   $  267.1
                                            ========   ========   ========

Depreciation and amortization
     Electric                               $  118.4   $  112.8   $  108.1
     Gas                                         7.1        6.7        6.4
     Other                                       2.1        5.9        4.4
                                            --------   --------   --------
     Total depreciation and amortization    $  127.6   $  125.4   $  118.9
                                            ========   ========   ========

Construction additions
     Electric                               $   92.8   $  100.0   $   66.6
     Gas                                        16.3       14.1       11.7
     Other                                       1.5        1.4        9.0
                                            --------   --------   --------
     Total construction additions           $  110.6   $  115.5   $   87.3
                                            ========   ========   ========
Assets
     Electric                               $2,733.6   $2,754.3   $2,763.1
     Gas                                       277.1      259.9      223.7
     Other (b)                                 574.5      404.5      336.0
                                            --------   --------   --------
     Total assets at year-end               $3,585.2   $3,418.7   $3,322.8
                                            ========   ========   ========

(a) Includes primarily investment income less bond redemption costs in 1997 and 1995.
(b) Includes primarily temporary cash investments, debt and equity financial assets and certain deferred items.

                       DPL  1997 Annual Report  26

REPORT OF INDEPENDENT ACCOUNTANTS
(see appendix for logo description)
Price Waterhouse LLP

To the Board of Directors and Shareholders of DPL Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of results of operations and of cash flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/Price Waterhouse LLP

Dayton, Ohio
January 21, 1998

SELECTED QUARTERLY INFORMATION

                                           For the Three Months Ended
$ in millions              March 31,           June 30,        September 30,       December 31,
per share amount         1997     1996     1997      1996      1997     1996      1997     1996
-----------------------------------------------------------------------------------------------
                          $        $        $        $         $        $         $        $
Utility service
 revenues               356.7    368.4    269.2     281.4     283.4    277.6     342.9    328.7
Income before income
 taxes                  101.4    103.5     55.4      57.1      73.1     68.2      56.9     47.6
Net income               66.3     63.8     35.0      34.8      44.9     41.8      35.2     32.5
Earnings per share
 of common stock (a)     0.44     0.42     0.23      0.23      0.30     0.28      0.23     0.22
Dividends paid per
 share (a)              0.227    0.217    0.227     0.217     0.227    0.217     0.227    0.217
Common stock market
 price  - High (a)     16-3/4  17-5/16   16-1/2    16-1/4   16-9/16   16-1/4   19-3/16  16-9/16
          Low (a)    15-15/16  15-7/16  15-5/16    14-3/4    15-1/2  15-1/16  15-13/16   15-1/2


(a) Per share amounts have been restated to reflect the three-for-two common stock split paid on January 12, 1998 to stockholders of record on December 16, 1997.

                       DPL  1997 Annual Report  27

CORPORATE INFORMATION

Transfer Agent and Registrar - Common Stock and DP&L Preferred Stock
--------------------------------------------------------------------

Securities Transfer & Shareholder Inquires:
-------------------------------------------
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 8040
Boston, MA  02266-8040
(781) 575-3100
(800 736-3001

Dividend Reinvestment:
----------------------
The First National Bank of Boston
c/o Boston EquiServe
P.O. Box 8040
Boston, MA  02266-8040
Also dividend paying agent
(781) 575-3100
(800) 736-3001

Trustee - DP&L First Mortgage Bonds
-----------------------------------
The Bank of New York Corporate Trust Administration
101 Barclay Street
New York, NY  10286
Also interest paying agent

Securities Listing
------------------
The New York Stock Exchange is the only national securities exchange on which DPL Inc. Common Stock and DP&L First Mortgage
Bonds are listed.  The trading symbol of the Common Stock is DPL.

Federal Income Tax Status of 1997 Dividend Payments
---------------------------------------------------
Dividends paid in 1997 on Common and Preferred Stock are fully taxable as dividend income.

Annual Meeting
--------------
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, April 14, 1998, at Cedarville College, Cedarville, Ohio.

Communications
--------------
DPL Inc. staffs an Investor Relations Department to meet the information needs of shareholders and investors. Inquires are welcomed. Communications relating to shareholder accounts should be directed to the DPL Investor Relations Department (937) 259-7150 or (800) 322-9244 or to Boston EquiServe (781) 575-3100 or
(800) 736-3001.

Form 10-K Report
----------------
DPL Inc. reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which will be supplied upon request. Please direct inquires to the Investor Relations Department.

Officers--DPL INC. and DP&L
(Age/Years of Service)
---------------------------
Peter H. Forster (55/24)
Chairman--DPL Inc. and DP&L

Allen M. Hill (52/30)
President and Chief Executive Officer--DPL Inc. and DP&L

Paul R. Anderson (55/19)
Controller--DP&L

Stephen P. Bramlage (51/29)
Assistant Vice President--DP&L

Jeanne S. Holihan (41/17)
Assistant Vice President--DP&L

Thomas M. Jenkins (46/20)
Group Vice President and Treasurer--DPL Inc. and DP&L

Stephen F. Koziar, Jr. (53/30)
Group Vice President and Secretary--DPL Inc. and DP&L

Judy W. Lansaw (46/19)
Group Vice President--DPL Inc. and DP&L

Bryce W. Nickel (41/17)
Assistant Vice President--DP&L

H. Ted Santo (47/26)
Group Vice President--DP&L

Directors
---------
Burnell R. Roberts (2) (3)
Retired Chairman and Chief Executive Officer, The Mead
Corporation, Dayton, Ohio

David R. Holmes (1) (4)
Chairman, President and Chief Executive Officer, The Reynolds and
Reynolds Company, Dayton, Ohio

James F. Dicke, II (2) (3)
President, Crown Equipment Corporation, New Bremen, Ohio

Peter H. Forster (1) (3) (4)
Chairman, DPL Inc. and DP&L, Dayton, Ohio

W August Hillenbrand (2) (3)
President and Chief Executive Officer, Hillenbrand Industries,
Batesville, Indiana

Jane G. Haley (1) (4)
President and Chief Executive Officer, Gosiger, Inc., Dayton, Ohio

Allen M. Hill (1) (4)
President and Chief Executive Officer, DPL Inc. and DP&L, Dayton,
Ohio

Thomas J. Danis (1)
Chairman and Chief Executive Officer, The Danis Companies, Dayton,
Ohio

Ernie Green (1) (4)
President and Chief Executive Officer, Ernie Green Industries,
Dayton, Ohio

All Directors of DPL Inc. are also Directors of DP&L.
1997 Committee Assignments:
DPL Inc.--Finance and Audit Review (1)
Compensation and Management Review (2)
Executive (3)
DP&L--Community and External Relations (4)

                       DPL  1997 Annual Report  28

DPL INC.
Courthouse Plaza Southwest
Dayton, Ohio 45402

(see appendix for photograph description)

                              [back cover]

As required by Rule 304 of Regulation S-T, the following appendix lists the graphic material contained in the 1997 Annual Report to Shareholders. This graphic material, which appears in the paper copy of the report, was omitted from the electronically filed copy of the report.

APPENDIX

PAGE     ITEM         DESCRIPTION
----     ----         -----------

Cover:   Photograph:  Depiction of a father and his daughter
                      located in the kitchen at the DP&L Energy
                      Resource Center preparing baked goods.

         Artwork:     Corporate logo - DPL Inc.


Page 2:  Bar Graph:   EARNINGS PER SHARE
                      Dollars
                      ------------------
                      1995   1.09
                      1996   1.15
                      1997   1.20

Page 2:  Photograph:  Board of Directors
                      Members are individually pictured with their names appearing below the photographs as follows:
                      Thomas J. Danis, James F. Dicke, II, Peter H. Forster, Ernie Green

Page 3:  Bar Graph:   DIVIDENDS PER SHARE
                      Dollars
                      -------------------
                      1995   0.83
                      1996   0.87
                      1997   0.91

         Photograph:  Board of Directors
                      Members are individually pictured with their names appearing below the photographs as follows:
                      Jane G. Haley, Allen M. Hill, W August Hillenbrand, David R. Holmes, Burnell R. Roberts

Page 4:  Line Graph:  INFLATION-ADJUSTED PRICE
                      (cents/kWh)
                      ------------------------
                      1987:   5.6
                      1992:   4.6
                      1997:   4.3

         Photograph:  DP&L employee, Scott Kelly, Business Development, pictured in a work setting.

Page 5:  Photograph:  An employee of F&P America placing a spot weld on a structural component of an automobile.

Page 6:  Photograph:  Aerial view of the campus at Miami Valley Research
                      Park which portrays several office buildings and surrounding landscape.

Page 7:  Bar Graph:   EQUIVALENT FORCED OUTAGE RATE
                      in percent
                      -----------------------------
                      Industry Average        DP&L
                      ----------------        -----
                      1995:       6.7          5.8
                      1996:       5.9          4.1
                      1997:       8.4          5.8

         Photograph:  DP&L employee, Kevin Crawford, Energy Production, pictured in a work setting.

Page 8:  Artwork:     "DP&L" corporate logo and "Way To Go" logo, the
                      umbrella name for energy conservation programs of the Company. Logo contains the word, "Personally".


         Bar Graph:   QUALITY OF SERVICE
                      percent positive responses
                      --------------------------
                      1995:     97
                      1996:     96
                      1997:     96

         Photograph:  DP&L employee, Judi Blair, Service Operations, pictured in a work setting.

Page 9:  Photograph:  An employee of Crysteco Inc. working on the development of semi-conductor equipment.

Page 10: Photograph:  An entertainer playing a guitar on stage during the National Folk Festival.

Page 11: Artwork:     "DP&L" corporate logo and "Way To Go" logo, the
                      umbrella name for energy conservation programs of the Company. Logo contains the phrase, "Partners in Business Plus".

Page 11: Line Graph:  CREDIT RATINGS

                                     Moody's Investor Service Average
                             DP&L    Electric Utility Credit Rating
                             ----   --------------------------------
                      1995:   Aa3                A2
                      1996:   Aa3                A2
                      1997:   Aa3                A3

Page 11: Photograph:  DP&L employee, Kevin DeWine, Corporate Relations, pictured in a work setting.

Page 13: Bar Graphs:  ELECTRIC UTILITY REVENUES
                      $ in millions
                      --------------------------------
                                    1995   1996   1997
                      --------------------------------
                      Residential    422    423    410
                      Commercial     238    237    234
                      Industrial     224    223    226
                      Other          146    133    140
                      --------------------------------
                      Total        1,030  1,016  1,010

                      GAS UTILITY REVENUES
                      $ in millions
                      --------------------------------
                                    1995   1996   1997
                      --------------------------------
                      Residential    149    157    160
                      Commercial      39     44     48
                      Industrial      11     14     12
                      Transportation
                       & Other        23     24     24
                      --------------------------------
                      Total          222    239    244

                      TOTAL TAXES
                      $ in millions
                      ------------------
                      1995   1996   1997
                      ------------------
                       228    233    239

                      ELECTRIC UTILITY SALES
                      Thousands of GWH
                      -------------------------------
                                   1995   1996   1997
                      -------------------------------
                      Residential   4.9    4.9    4.8
                      Commercial    3.4    3.4    3.4
                      Industrial    4.4    4.5    4.7
                      Other         4.1    3.5    3.7
                      -------------------------------
                      Total        16.8   16.3   16.6

                      GAS UTILITY SALES
                      Millions of MCF
                      -------------------------------
                                     1995  1996  1997
                      -------------------------------
                      Residential      29    31    29
                      Commercial        8     9    10
                      Industrial        3     4     3
                      Transportation
                       & Other         20    20    20
                      -------------------------------
                      Total            60    64    62

                      OPERATING EXPENSES
                      $ in millions
                      ----------------------------------
                                       1995  1996  1997
                      ----------------------------------
                      Fuel & Purchased
                       Power            258   235   228
                      Gas Purchased
                       for Resale       158   193   220
                      Operating and
                       Maintenance      272   266   256
                      ----------------------------------
                      Total             688   694   704

                      AVERAGE PRICE-ELECTRIC
                      CALENDAR YEAR
                      cents/kWh
                      -----------------------
                      1995   1996   1997
                      -----------------------
                      6.07   6.16   6.01

                      TOTAL AVERAGE PRICE-GAS
                      CALENDAR YEAR
                      $/MCF
                      -----------------------
                      1995   1996   1997
                      -----------------------
                      3.72   3.75   3.93

                      CONSTRUCTION COSTS
                      $ in millions
                      -----------------------
                      1995   1996   1997
                      -----------------------
                        87    116    111

Page 27: Artwork:     Logo for Price Waterhouse LLP (Independent Auditors).

Back
Cover:   Photograph:  Depiction of a husband, wife, and their daughter located in the kitchen at the DP&L Energy
                      Resource Center preparing baked goods.