Form 10-K, Exhibit 13
period 1998-12-31
DPL INC
filed 1999-03-30
CIK 787250

1998 Annual Report
DPL  The Holding Company for The Dayton Power and Light Company
Among the best --- and working to be even better
(see appendix for photograph description)

                                [cover]

CORPORATE PROFILE

DPL Inc.'s principal subsidiary is The Dayton Power and Light Company ("DP&L"). DP&L sells electricity and natural gas to residential, commercial, industrial and governmental customers in a 6,000 square mile area of West Central Ohio. Electricity for DP&L's 24 county service area is generated at eight power plants and is distributed to 490,000 retail customers. Natural gas is provided to 305,000 customers in 16 counties. The corporate offices of DPL Inc. are located at:

Courthouse Plaza Southwest, Dayton, Ohio  45402
(937) 224-6000

ABOUT THE COVER

DPL Inc. remains focused on achieving industry leading operational and financial performance. We have built an outstanding record of productivity and efficiency, along with a high level of reliability for our customers. One hallmark of our success is our ability to develop customized and innovative solutions for our customers' energy needs. Achievements and programs such as these have established a strong competitive position for the Company, and have prepared us for future success, as we enter a changing energy environment.


(see appendix for photograph description)
(see appendix for logo description)

                          [inside front cover]

FINANCIAL & OPERATING HIGHLIGHTS
                                              1998       1997   % change
------------------------------------------------------------------------
Financial Performance:
---------------------
Earnings per share of common stock       $    1.24       1.20      3
Dividends paid per share                 $    0.94       0.91      3
Return on shareholders' equity           %    14.1       14.6
Return on total capital                  %    11.8       11.8
Market value per share at December 31    $  21 5/8    19 3/16     13
Book value per share at December 31      $    9.01       8.45      7
Total electric and natural gas
 utility revenues (millions)             $ 1,281.9    1,251.5      2
Taxes per share                          $    1.68       1.58      6
Average number of common shares
 outstanding (millions)                      152.8      151.4      1
Cash provided by operating
 activities (millions)                   $   309.6      339.9     (9)

First Mortgage Bond Ratings:
---------------------------
Duff & Phelps, Inc.                             AA         AA
Standard & Poor's Corporation                   AA-        AA-
Moody's Investor Service                       Aa3        Aa3

Capital Investment Performance:
------------------------------
Construction additions (millions)        $   111.5      110.6      1
Construction expenditures paid
 from internal funds                     %     100        100

DP&L Operating Performance:
--------------------------
Electric--
  Average price per kWh--retail
   and wholesale customers (calendar
   year) (cents)                              6.03       6.01      -
  Fuel efficiency--
   Heat rate - Btu per kWh                   9,903      9,931      -
   Industry average                         10,324     10,359      -
   Fuel savings (millions)               $     9.3        9.2      1
  System peak load - MW (calendar year)      3,007      2,848      6
Gas--
  Average price per MCF - total
   (calendar year)                       $    3.93       3.93      -


TOTAL RETURN-FIVE YEAR
AVERAGE ANNUAL RETURN
Percent - with dividends reinvested
(see appendix for bar graph description)

EARNINGS PER SHARE
Dollars
(see appendix for bar graph description)

DIVIDENDS PER SHARE
Dollars
(see appendix for bar graph description)

                       DPL  1998 Annual Report  1

Among the best and working to be even better!

Dear Shareholder:

Creating shareholder value, regardless of changing market conditions or industry restructuring, is our challenge. We are committed to maximizing the opportunities and overcoming the obstacles that present themselves every year. This past year was no exception.

1998 was a successful year. Earnings increased to $1.24 from $1.20 last year. We split the stock three-for-two in January 1998. And despite major legislative uncertainty, increased dividends to $0.94 per share.
DPL Inc. was selected to the S&P 400, an index with about $20 billion in total investment, and our stock achieved an all-time high of $21-5/8.

Our total return to you in 1998 was over 18% and has averaged more than 18% for the last ten years. $1,000 invested in DPL in 1988 is worth $5,436 at the end of 1998, an accomplishment we are proud of.

Excellent performance by all of our team members, operations in both customer service and power plants, and the dedication to produce results when they count most, get the credit for this outstanding year. Our focus on providing reliable service and efficiently running and maintaining our systems again paid off.

You have read about changes in the electric industry as they sweep across the nation - mergers, acquisitions, swaps, asset sales and purchases. Ohio is on the threshold of enacting...


Caption to photograph:
Board of Directors
Thomas J. Danis, James F. Dicke, II, Peter H. Forster, Ernie Green (see appendix for photograph description)

                       DPL  1998 Annual Report  2

 ...major legislation which will deregulate the electric industry, dramatically changing the way customers buy energy, and modifying the expected returns in our portfolio of businesses. Accordingly, it will be even more important to match our business strengths with the right business units.

We feel confident that like changes in any industry, change in our electric business will bring with it new and exciting opportunities to increase shareholder value. Our focus will be to take advantage quickly of favorable opportunities and minimize the financial risk of new ventures by diversifying capital allocation to investments which have a high near term return.

We will continue to shape the Company in a way that takes advantage of our strengths and provides you, our shareholder, with a meaningful return.

Best regards,

/s/Peter H. Forster

Peter H. Forster
Chairman, DPL Inc.

/s/Allen M. Hill

Allen M. Hill
President and Chief Executive
Officer, DPL Inc.


Caption to photograph:
Board of Directors
Jane G. Haley, Allen M. Hill, W August Hillenbrand, David R.
Holmes, Burnell R. Roberts
(see appendix for photograph description)

                       DPL  1998 Annual Report  3

SUPERIOR OPERATIONS

DPL Inc. continued to focus on fundamentals in 1998 and produced solid results. Superior operating performance in all areas of our business, attention to costs, and a total customer focus all contributed to our strong financial performance. Excellence in these fundamentals is an important component to our continuing success as the electric industry begins its transition towards customer choice. The strong West Central Ohio economy, a quality total energy product and competitive prices for our customers further improve our competitive position.

In 1998, customer accounts grew by 9,000 for both our electric and natural gas businesses and our total electric sales were up five percent
over 1997 sales.   The base of industrial and commercial customers
increased and, when coupled with the expansion of existing facilities, resulted in the strong sales growth. Last year, Ohio again ranked among the leaders nationally for economic development, with over 1,200 new and expanded corporate facilities. Ohio was first in the nation in attracting international firms, with 187 projects. Since 1995, Ohio has added over 2,900 corporate facilities and expansions, with over 550 additional manufacturing projects.

West Central Ohio was a significant contributor to the state's overall economic performance. Local companies invested nearly $800 million in the regional economy, the highest level in five years. Over 5,000 new jobs were created, and the unemployment rate of 3.7% in the communities we serve continues to be lower than both Ohio and the nation.

DP&L was awarded the Grand Prize from the editors of Business
Facilities magazine for our Partners in Business Plus program.

DP&L - Way to Go - Partners in Business Plus caption to logo:
Partners in Business Plus is DP&L's award-winning economic development program.
(see appendix for logo description)

caption to photograph:
New microprocessor-based Distributed Control Systems allow precise monitoring of generating unit performance.
(see appendix for photograph description)

                       DPL  1998 Annual Report  4
caption to photograph:
Neaton Auto products, located in Eaton, Ohio, manufactures steering wheels and other injection molded parts for several automobile manufactures. DP&L's Partners in Business Plus program, along with expert engineering advice from DP&L's Energy
Resource Center, has aided Neaton's steady growth.
(see appendix for photograph description)

                       DPL  1998 Annual Report  5
caption to photograph:
Packaging Resources, in New Vienna, Ohio, is a plastic injection molding and thermoforming facility that manufactures products for the food industry. DP&L has worked with Packaging Resources in their business expansion, upgrading equipment and analyzing reliability trends. As a large volume food packaging and drink cup supplier, Packaging Resources has developed many partnerships with major customers in the marketplace.
(see appendix for photograph description)

                       DPL  1998 Annual Report  6

SUPERIOR OPERATIONS

The diversity of programs offered to customers, and the innovation, effectiveness and pro-business climate were among the factors noted by judges. The Partners in Business Plus program has had 400 companies participate since 1997, creating more than 1,600 jobs and more than $72 million in capital investment.

We believe the Ohio legislature will introduce legislation in 1999 that will make customer choice a reality. The new rules should be fair for customers, shareholders and all other concerned parties. This change will create opportunities to refine our business portfolio.

As we transition to a more competitive environment, customer service satisfaction will be a major advantage. Our service indicators were at record levels in 1998, with 97% of our customers expressing positive satisfaction with the quality of service they receive and 94% satisfied overall with The Dayton Power and Light Company as their energy provider. Our history of delivering high reliability energy at competitive prices goes a long way to enhancing our customer satisfaction.

Our electric generating assets have a strong competitive profile from the standpoint of reliability, productivity and efficiency making us one of the lowest cost producers in the region. All of our base-load capacity is coal-fired, with the majority located on the Ohio River with easy access to abundant regular and low sulfur coal reserves in Central Appalachia. Our fuel costs rank among the lowest in the Midwest reflecting the high degree of flexibility in our coal contracts.

QUALITY OF SERVICE
Percent positive responses
(see appendix for bar graph description) caption to bar graph:
In frequent surveys, our customers tell us that they are satisfied with the quality of service they receive from DP&L, consistently ranking at the 96% level or higher.

caption to photographs:
The location of DP&L generating units on the Ohio River allows for choices in the method of transportation of coal to the units.
Transportation is a significant component of total fuel cost and this flexibility helps us keep our energy prices competitive.
(see appendix for photograph description)

                       DPL  1998 Annual Report  7

SUPERIOR OPERATIONS

Productivity measures, such as equivalent forced outage rate and equivalent availability, rank DP&L among the best in the industry.
Over the past decade, we have employed a maintenance philosophy founded on the concept of "Plan, Predict and Prevent". Plants are maintained so that they will be ready to deliver when they are needed most. Maintenance is performed during off-peak times and is designed to prevent problems before they happen. As a result, we achieve high reliability while keeping costs down.

Our maintenance strategy paid off during a stretch of extreme temperatures in June. At that time, numerous power plants in the Midwest were not available for operation. With the hot weather increasing demand and straining the electrical systems throughout the region, electricity became a scarce commodity and prices soared to as much as 300 times above normal. Many utilities were unable to meet the needs of their customers. Because of the exceptional performance of our employees and the reliability of our system, all of our generating units were available. We met the needs of our customers without purchasing premium priced replacement power. In fact, a report released by the Public Utilities Commission of Ohio recognized The Dayton Power and Light Company as being Ohio's only major electric company that did not have to curtail power to its customers.

On July 21, we recorded a peak usage of 3,007,000 kilowatts, exceeding our previous peak set in 1995 by nearly 2%. The economic growth along with hot summer temperatures resulted in this all-time record level of peak electricity usage by our customers.


caption to photograph:
Sophisticated testing equipment communicates with "smart" transmitters to measure levels of air and water flow for boilers and pumps.
(see appendix for photograph description)

Caption to photograph:
Stuart Station, like most of DP&L's base-load generation, is located on the Ohio River with easy access to plentiful, low cost coal supplies.
(see appendix for photograph description)

                       DPL  1998 Annual Report  8

PLAN, PREDICT AND PREVENT

Caption to photograph:
Our operating philosophy to Plan, Predict and Prevent contributed to our superior operational performance and enhances our competitive position.
(see appendix for photograph description)


PRODUCTIVITY
percent better than industry average
Caption to bar graph:
Productivity of electric generating units is measured by equivalent forced outage rate (EFOR) and DP&L-operated units perform better than the industry average.
(see appendix for bar graph description)

                       DPL  1998 Annual Report  9

Caption to photograph:
"At DP&L we're using the latest technologies to deliver reliable, low-cost power."
(see appendix for photograph description)

                       DPL  1998 Annual Report  10

SUPERIOR OPERATIONS

In order to meet the record-setting demands for electricity by our customers we have added three natural gas-fired peaking units to our system over the past four years. These units are economical to construct and can be brought on-line quickly to meet peak energy requirements. We have sites for further expansion of such units to help meet our peak needs.

DP&L has one of the best records of production efficiency, as measured by heat rate, in the industry, ranking second in the Midwest in 1997 and consistently in the top ten nationally. Heat rate shows how efficiently coal is converted to electricity and contributes to our low electric fuel costs. This performance translates into over $9 million of savings for our customers. Efficiency in power production is key to controlling costs and providing competitively priced energy.

One of our plants, Killen Station, gained national recognition for its efficient performance from NUS Information Services, a worldwide energy consulting firm. DP&L is recognized as one of the best companies in the industry in cost control. Annually, the operating and maintenance expenses per kilowatt hour produced at our generating units are the lowest in the Midwest and in the lowest quartile nationally. As the generation market will be the first to open to competition, being among the best in the industry in cost, productivity and reliability is a significant platform for our future success.

Our natural gas costs in 1998 were the lowest in Ohio. The ability to provide customers with both natural gas and electricity is also a key strategic advantage. Our natural gas business strengthens our position within the region by allowing us to provide a price competitive total energy package to our customers. Access to five major pipelines contributes to adequate supply from several natural gas production...


EFFICIENCY-HEAT RATE
Total System, Btu per kWh
Caption to line graph:
Heat rate measures the efficiency of how well coal is converted to electricity, with a lower number representing higher efficiency. DP&L's heat rate ranks among the top ten in the nation and is consistently better than the industry average, helping to keep costs low.
(see appendix for line graph description)

GENERATION OPERATING AND MAINTENANCE EXPENSE
Cents/kWh
Caption to bar graph:
DP&L operating and maintenance expenses for generation rank as the lowest in the Midwest and in the lowest quartile nationally.
(see appendix for bar graph description)


                       DPL  1998 Annual Report  11

SUPERIOR OPERATIONS

 ...regions and provides us superior procurement capabilities. We also have the ability to offer customers unique solutions for their natural gas needs by managing supply and utilizing storage as weather conditions change. The end result is a service that enhances customer satisfaction and our competitive position.

Conservative management of our capital structure provides the foundation to take advantage of opportunities in the changing energy industry. Stable AA credit ratings from all three major rating agencies reflect our strong financial position and lower risk profile.

We have consistently achieved superior earnings and dividend growth.
In 1998, we grew earnings to $1.24 per share, an increase of more than three percent over 1997 earnings of $1.20 per share. Our ability to control costs and adjust our operations to allow for weather uncertainty was critical this year. All aspects of our business performed at superior levels and all contributed to our financial results.

The stock closed the year at a record high of $21 5/8, a 13% increase over the year-end price in 1997. Total return to shareholders was more than 18% in 1998, and has averaged more than 18% annually over the last ten years. We will continue to pursue financial performance objectives that provide you with a return on your investment that places us in the top quartile in the industry.

We will continue to focus on the fundamentals that will only increase in importance in a competitive environment. We will concentrate on businesses in our portfolio that, as a result of the deregulation of the electric industry, are the most profitable and achieve the highest returns. Capital will be allocated to projects that generate the highest near-term shareholder value. And, finally, all of us commit to bring you top of the industry results in the exciting future that awaits.

DP&L - The Way to Go - Personally
caption to logo:
Way to Go Personally programs provide energy services tailored to the individual needs of customers.
(see appendix for logo description)

CREDIT RATINGS
(see appendix for line graph description)

                       DPL  1998 Annual Report  12

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

AVERAGE PRICE-ELECTRIC      TOTAL AVERAGE PRICE-GAS  CONSTRUCTION EXPENDITURES
CALENDAR YEAR               CALENDAR YEAR            $ in millions
cents/kWh                   $/MCF
(see appendix for bar       (see appendix for bar    (see appendix for bar
graph description)          graph description)       graph description)

                       DPL  1998 Annual Report  13

Financial and Statistical Summary                                                DPL Inc.

                                             1998      1997      1996      1995      1994
-----------------------------------------------------------------------------------------
      For the years ended December 31,
DPL
Inc.: Earnings per share of common stock $   1.24      1.20      1.15      1.09      1.03
      Dividends paid per share           $   0.94      0.91      0.87      0.83      0.79
      Dividend payout ratio              %   75.8      75.8      75.7      76.1      76.7
      Net income (millions)              $  189.1     181.4     172.9     164.7     154.9
      Utility service revenues
       (millions)                        $1,281.9   1,252.2   1,256.1   1,255.1   1,187.9
      Construction additions
       (millions)                        $  111.5     110.6     115.5      87.3     101.1
      Market value per share at
       December 31                       $ 21-5/8   19-3/16   16-3/16    16-1/2  13-11/16

DP&L: Electric sales (millions of kWh) --
        Residential                         4,790     4,788     4,924     4,871     4,465
        Commercial                          3,518     3,408     3,407     3,425     3,068
        Industrial                          4,655     4,749     4,540     4,401     4,388
        Other                               4,518     3,664     3,443     4,117     2,298
                                           ------    ------    ------    ------    ------
         Total                             17,481    16,609    16,314    16,814    14,219

       Gas sales (thousands of MCF) --
        Residential                        24,877    29,277    31,087    29,397    27,911
        Commercial                          7,433     9,567     9,424     8,307     8,081
        Industrial                          1,916     2,520     3,404     2,584     3,150
        Other                               1,699     2,153     2,829     3,006     2,909
        Transported gas                    17,788    18,523    16,953    16,376    15,147
                                           ------    ------    ------    ------    ------
         Total                             53,713    62,040    63,697    59,670    57,198

       At December 31,
DPL
Inc.:  Book value per share              $   9.01      8.45      7.97      7.69      7.45
       Total assets (millions)           $3,855.9   3,585.2   3,418.7   3,322.8   3,232.7
       Long-term debt (millions)         $1,065.9     971.0   1,014.3   1,081.5   1,093.7

DP&L:  First mortgage bond ratings --
        Duff & Phelps, Inc.                    AA        AA        AA        AA        AA
        Standard & Poor's Corporation          AA-       AA-       AA-       AA-       AA-
        Moody's Investors Service             Aa3       Aa3       Aa3       Aa3        A1

       Number of Shareholders
DPL
Inc.:  Common                              41,791    43,689    46,532    48,919    51,270
DP&L:  Preferred                              559       625       684       733       795

                       DPL  1998 Annual Report  14

Financial Review
----------------
Income Statement Highlights
---------------------------
$ in millions except per share amounts     1998      1997      1996
-------------------------------------------------------------------
Electric Utility:
 Revenues                                $1,071    $1,008    $1,014
 Fuel and purchased power                   257       227       234
                                         ------    ------    ------
  Net revenues                              814       781       780

Gas Utility:
 Revenues                                   211       244       239
 Gas purchased for resale                   128       151       145
                                         ------    ------    ------
  Net revenues                               83        93        94

Other income                                 98       104        74
Operation and maintenance expense           236       256       266
Income taxes                                120       105       104
Net income                                  189       181       173
Earnings per share of common stock         1.24      1.20      1.15

The 1998 earnings increased to $1.24 per share, compared to earnings per share of $1.20 in 1997 and $1.15 in 1996.

In 1998, electric revenues increased 6% due to higher sales to other public utilities and commercial business customers. Fuel and purchased power expense increased 13% primarily related to the higher sales. In 1997, a 3% decline in electric residential sales resulted in slightly lower revenue which offset a 3% increase in sales to business customers and higher sales to other public utilities.

Utility gas revenues and gas purchased for resale in 1998 decreased 13% and 15%, respectively, due to the effects of milder weather. Gas utility revenues increased 2% in 1997 due to increased sales to business customers.

Other income decreased 6% in 1998 due to lower non-utility revenue partially offset by increased investment income. The 40% increase in 1997 resulted from higher non-utility revenues and increased investment income.

Operation and maintenance expense decreased 8% in 1998 due to lower insurance, claims and production maintenance costs. These decreases were partially offset by increased compensation and benefit expense and higher electric distribution maintenance. Operation and maintenance expense decreased 4% in 1997 due to cost containment efforts and lower actuarially-determined benefit expense.

Regulatory assets recorded during the phase-in of electric rates are being amortized and recovered in current revenues. Once the phase-in balance is fully recovered, the 1992 stipulation provides that revenues will be used for accelerated recovery of production plant costs. In addition, deferred interest charges on the William H. Zimmer Generating Station are being amortized at $3 million per year over the projected life of the asset.

A 1992 Public Utilities Commission of Ohio ("PUCO")-approved settlement agreement and a subsequent stipulation in 1995 provided for accelerated recovery of demand-side management costs and, thereafter, production plant costs to the extent that DP&L return on equity exceeds a baseline 13%. If the return exceeds the baseline return by one to two percent, one-half of the excess is used to accelerate recovery of these costs. If the return is greater than two percent over the baseline, the entire excess is used for such purpose. In 1998, amortization of regulatory assets included an additional $10 million of accelerated cost recovery.

Depreciation and amortization expense increased 3% in 1998 and 2% in 1997 primarily as a result of increased depreciable assets.

General taxes increased 2% in 1998 and 3% in 1997 as a result of higher property taxes from additional property.

Interest expense increased 7% in 1998 primarily due to higher short-term debt. Interest expense declined 3% in 1997 primarily due to the redemption of first mortgage bonds.

Certain risks of DPL Inc. and its subsidiaries are insured through a wholly-owned captive insurance company. Decreases in insurance and claims cost balances resulted primarily from lower actuarially-determined reserve requirements, which were partially offset by additional insurance coverage.

Credit Ratings
--------------
 DP&L's senior debt credit ratings are as follows:

   Duff & Phelps, Inc.               AA
   Standard & Poor's Corporation     AA-
   Moody's Investors Service        Aa3

Each rating was affirmed in 1998 by its respective rating agency.
Moody's Investors Service upgraded DP&L's senior debt credit rating three times from 1992-1995. Duff & Phelps and Standard & Poor's both upgraded DP&L's senior debt credit ratings in 1994. The credit ratings are the highest DP&L has achieved since 1974, and they are all considered investment grade.

Construction Program and Financing
----------------------------------
Construction additions were $111 million in 1998 and 1997 and $116 million in 1996. The capital program for 1999 consists of construction costs of approximately $82 million.

During 1998, total cash provided by operating activities was $310 million. At year-end, cash and temporary cash investments were $14 million, and debt and equity financial assets were $697 million. Cash and financial assets are held with a view towards investing in future opportunities in the industry.

In May 1998, DPL Inc. issued $100 million of a new series of Senior Notes due 2008 with an interest rate of 6.25%.

                       DPL  1998 Annual Report  15

In December 1997, DP&L redeemed a series of first mortgage bonds in the principal amount of $40 million with an interest rate of 8.0%. The bonds had been scheduled to mature in 2003. Another series of first mortgage bonds in the principal amount of $40 million matured in 1997. In December 1996, DP&L redeemed a series of first mortgage bonds in the principal amount of $25 million with an interest rate of 6.75%. The bonds had been scheduled to mature in 1998. Sinking fund payments for the five years ended 2003 are $32 million.

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

In addition, DPL Inc. has revolving credit agreements which allow total borrowings by DPL Inc. and its subsidiaries of $300 million. At year-end 1998, DPL Inc. had no outstanding borrowings under these credit agreements. DPL Inc. also has $15 million available in a short-term informal line of credit. At year-end 1998, DPL Inc. had $15 million in borrowings outstanding from this line.

DP&L also has $97 million available in short-term lines of credit. At year-end, DP&L had $81 million and $10 million outstanding from these lines of credit for 1998 and 1997, respectively, and $99 million and $70 million in commercial paper outstanding for 1998 and 1997, respectively.

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

Computer applications of many companies may not properly recognize dates beginning with the year 2000. This "Y2K" issue, if not corrected, could cause disruptions in information technology systems and operating control systems.

DP&L has implemented a plan to identify and correct Y2K issues in its computer applications. This plan includes (1) evaluation of applications and systems, (2) assessment of Y2K errors, (3) correction of errors and
(4) testing of applications and systems. At year end, the evaluation and assessment phases are substantially complete. The correction and testing phases continue on schedule and are expected to be completed in the third quarter of 1999. The estimated cost of this corrective action is $20 million, and includes modification and replacement of hardware and software.

The electric industry relies on computer applications to monitor and control interdependent power systems. These systems are also susceptible to Y2K problems. The utility industry has organized work groups to identify and solve potential problems. DP&L is evaluating the possibility of Y2K disruptions in the industry and is adopting proper contingency plans.

The United States and Ohio Environmental Protection Agencies ("EPA") have notified numerous parties, including DP&L, that they are considered "Potentially Responsible Parties" for clean up of two hazardous waste sites in Ohio. The United States EPA has estimated total costs of under $10 million for its preferred clean-up plans at one of these sites. The Ohio EPA has not provided an estimated cost for the second site. During 1998, DP&L settled its potential liability for two other sites at a minimal cost. The final resolution of the remaining investigations will not have a material effect on DP&L's financial position, earnings or cash flow.

In September 1998, the United States EPA issued a final rule requiring states to modify their State Implementation Plans ("SIPs") under the Clean Air Act. The modified SIPs are likely to result in further NOx reduction requirements placed on coal-fired generating units by 2003. In order to meet these NOx requirements, DP&L's total capital expenditures are estimated to be approximately $175 million over the next five years.

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

Restructuring of the electric utility industry continued to evolve in 1998. Legislative proposals have been introduced in Congress and in Ohio concerning electric wholesale and retail wheeling which are designed to increase competition. These factors increase the risk that the Company's production plant and/or regulatory assets may not be fully recovered in rates and that future cash flows and operating results may be adversely impacted.

DP&L is part of a legislative work group addressing issues pertaining to restructuring the electric industry, including taxes. In September 1998, the major Ohio electric utilities, including DP&L, offered a comprehensive restructuring proposal.

In 1996 and 1997, the Federal Energy Regulatory Commission ("FERC") issued orders creating a more competitive wholesale electric power market. These orders required all electric utilities that own or control transmission facilities to file open-access transmission service tariffs. In 1997, DP&L reached an agreement in principle with staff and intervenors in its first pending tariff case and filed a subsequent case based on an updated test year. In December 1998, DP&L was able to negotiate terms of settlement in reaching an agreement in principle with staff and intervenors in the second pending tariff case.

                       DPL  1998 Annual Report  16

CONSOLIDATED STATEMENT OF RESULTS OF OPERATIONS                      DPL INC.


                                             For the years ended December 31,
$ in millions except per share amounts         1998        1997        1996
-----------------------------------------------------------------------------
Income
Utility service revenues --
 Electric                                  $1,070.7    $1,007.8    $1,014.1
 Gas                                          211.2       244.4       242.0
Other income                                   97.7       103.6        74.2
                                           --------    --------    --------
  Total income                              1,379.6     1,355.8     1,330.3
                                           --------    --------    --------
Expenses
Fuel and purchased power                      257.4       227.9       234.9
Gas purchased for resale                      186.4       219.5       193.0
Operation and maintenance                     235.9       256.1       265.7
Depreciation and amortization (Note 1)        127.1       123.5       121.0
Amortization of regulatory assets, net
 (Note 2)                                      33.0        20.9        19.7
General taxes                                 136.5       133.8       129.7
Interest expense                               93.8        87.3        89.9
                                           --------    --------    --------
  Total expenses                            1,070.1     1,069.0     1,053.9
                                           --------    --------    --------
Income Before Income Taxes                    309.5       286.8       276.4

Income taxes (Notes 1 and 3)                  120.4       105.4       103.5
                                           --------    --------    --------
Net Income                                 $  189.1    $  181.4    $  172.9
                                           ========    ========    ========
Average Number of Common Shares
 Outstanding (millions)                       152.8       151.4       150.9

Earnings Per Share of Common Stock         $   1.24    $   1.20    $   1.15

Dividends Paid Per Share of Common Stock   $   0.94    $   0.91    $   0.87


See Notes to Consolidated Financial Statements.

                       DPL  1998 Annual Report  17

CONSOLIDATED STATEMENT OF CASH FLOWS                                DPL INC.

                                            For the years ended December 31,
$ in millions                                 1998        1997        1996
----------------------------------------------------------------------------
Operating Activities
 Cash received from utility customers     $1,255.7    $1,228.1    $1,228.9
 Other operating cash receipts                85.3        88.2        87.0
 Cash paid for:
  Fuel and purchased power                  (266.5)     (235.9)     (207.6)
  Purchased gas                             (197.2)     (236.1)     (211.6)
  Operation and maintenance labor            (85.4)      (83.2)      (87.4)
  Nonlabor operating expenditures           (125.9)      (96.4)     (149.3)
  Interest                                   (89.6)      (85.2)      (87.7)
  Income taxes                              (135.5)     (108.8)     (108.1)
  Property, excise and payroll taxes        (131.3)     (130.8)     (126.1)
                                          --------    --------    --------
Net cash provided by operating
 activities (Note 11)                        309.6       339.9       338.1
                                          --------    --------    --------
Investing Activities
 Property expenditures                      (106.7)     (113.7)     (108.8)
 Other activities                           (265.7)     (178.0)     (144.4)
                                          --------    --------    --------
 Net cash used for investing activities     (372.4)     (291.7)     (253.2)
                                          --------    --------    --------
Financing Activities
 Dividends paid on common stock             (143.6)     (137.2)     (131.2)
 Issuance of long-term debt                   98.5          -           -
 Issuance of short-term debt                  79.2       105.7        10.0
 Issuance of common stock                     19.7        19.5          -
 Retirement of long-term debt                 (3.4)      (82.9)      (25.5)
 Purchase of treasury stock                     -           -        (15.8)
                                          --------    --------    --------
 Net cash provided by (used for)
  financing activities                        50.4       (94.9)     (162.5)
                                          --------    --------    --------
Cash and temporary cash investments -
   Net change                                (12.4)      (46.7)      (77.6)
   Balance at beginning of year               26.1        72.8       150.4
                                          --------    --------    --------
   Balance at end of year                 $   13.7    $   26.1    $   72.8
                                          ========    ========    ========

See Notes to Consolidated Financial Statements.

                       DPL  1998 Annual Report  18

CONSOLIDATED BALANCE SHEET                                      DPL INC.


                                                   At December 31,
$ in millions                                     1998        1997
------------------------------------------------------------------------
Assets
Property                                      $3,743.3    $3,642.8
Accumulated depreciation and amortization     (1,504.6)   (1,386.6)
                                              --------    --------
  Net property                                 2,238.7     2,256.2
                                              --------    --------
Current Assets
Cash and temporary cash investments               13.7        26.1
Accounts receivable, net (Note 1)                227.7       211.4
Inventories, at average cost                     112.4        87.5
Taxes applicable to subsequent years              93.4        91.9
Other current assets                              47.6        54.2
                                              --------    --------
  Total current assets                           494.8       471.1
                                              --------    --------
Other Assets
Financial assets                                 697.1       384.0
Income taxes recoverable through future
 revenues (Notes 1 and 2)                        195.5       208.2
Other regulatory assets (Note 2)                  82.2       116.7
Other                                            147.6       149.0
                                              --------    --------
  Total other assets                           1,122.4       857.9
                                              --------    --------
Total Assets                                  $3,855.9    $3,585.2
                                              ========    ========
Capitalization and Liabilities
Capitalization
Common shareholders' equity (Note 6)--
 Common stock                                 $    1.6    $    1.6
 Other paid-in capital                           799.0       777.3
 Common stock held by employee plans             (94.4)      (98.0)
 Accumulated other comprehensive income           47.2        19.9
 Earnings reinvested in the business             630.3       585.2
                                              --------    --------
  Total common shareholders' equity            1,383.7     1,286.0

Preferred stock (Note 9)                          22.9        22.9
Long-term debt (Note 8)                        1,065.9       971.0
                                              --------    --------
  Total capitalization                         2,472.5     2,279.9
                                              --------    --------
Current Liabilities
Accounts payable                                 109.0       129.8
Accrued taxes                                    165.2       158.5
Accrued interest                                  24.8        24.2
Short-term debt (Note 7)                         194.9       115.7
Other                                             54.9        49.7
                                              --------    --------
  Total current liabilities                      548.8       477.9
                                              --------    --------
Deferred Credits and Other
Deferred taxes (Note 3)                          460.6       464.9
Unamortized investment tax credit                 69.4        72.4
Insurance and claims costs                       150.7       151.6
Other                                            153.9       138.5
  Total deferred credits and other               834.6       827.4
                                              --------    --------
Total Capitalization and Liabilities          $3,855.9    $3,585.2
                                              ========    ========

See Notes to Consolidated Financial Statements.

                       DPL  1998 Annual Report  19

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                                                  DPL INC.


                                                                Common     Accum.
                                   Common Stock (a)             Stock      Other     Earnings
                                  -------------------  Other    Held by    Compre-   Reinvested
                                  Outstanding          Paid-in  Employee   hensive   in the
$ in millions                       Shares     Amount  Capital  Plans      Income    Business     Total
---------------------------------------------------------------------------------------------------------
1996: Beginning balance           106,696,923   $1.1   $771.4   $(107.2)   $(0.1)    $499.6      $1,164.8
      Comprehensive income:
       Net income                                                                     172.9         172.9
       Net unrealized gains on
        securities after tax (b)                                             4.2                      4.2
       Adjustment for net realized
        gains after tax (c)                                                 (0.5)                    (0.5)
                                                                                                 --------
      Total comprehensive income                                                                    176.6
      Common stock dividends                                                         (131.2)       (131.2)
      Treasury stock                 (687,000)    -     (15.8)                                      (15.8)
      Employee stock plans                                1.0       5.1                               6.1
      Other                                               0.2                          (0.2)           -
                                  -----------   ----   ------   -------    -----     ------      --------
      Ending balance              106,009,923    1.1    756.8    (102.1)     3.6      541.1       1,200.5

1997: Comprehensive income:
       Net income                                                                     181.4         181.4
       Net unrealized gains on
        securities after tax (b)                                            16.3                     16.3
                                                                                                 --------
      Total comprehensive income                                                                    197.7
      Common stock dividends                                                         (137.2)       (137.2)
      Three-for-two stock split    53,400,983    0.5     (0.5)                                         -
      Dividend reinvestment plan      792,043     -      19.4                                        19.4
      Employee stock plans                                1.4       4.1                               5.5
      Other                                               0.2                          (0.1)          0.1
                                  -----------   ----   ------   -------    -----     ------      --------
      Ending balance              160,202,949    1.6    777.3     (98.0)    19.9      585.2       1,286.0

1998: Comprehensive income:
       Net Income                                                                     189.1         189.1
       Net unrealized gains on
        securities after tax (b)                                            27.3                     27.3
                                                                                                 --------
      Total comprehensive income                                                                    216.4
      Common stock dividends                                                         (143.6)       (143.6)
      Dividend reinvestment plan    1,070,430     -      19.8                                        19.8
      Employee stock plans                                1.9       3.6                               5.5
      Other                            (8,775)    -        -                           (0.4)         (0.4)
                                  -----------   ----   ------   -------    -----     ------      --------
      Ending balance              161,264,604   $1.6   $799.0   $ (94.4)   $47.2     $630.3      $1,383.7
                                  ===========   ====   ======   =======    =====     ======      ========

(a) $0.01 par value, 250,000,000 shares authorized.
(b) Net of taxes of $2.2 million, $8.8 million and $14.7 million in 1996, 1997 and 1998, respectively.
(c) Net of taxes of $(0.2) million in 1996.


                       DPL  1998 Annual Report  20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                       DPL INC.

1. Summary of Significant Accounting Policies

The accounts of DPL Inc. and its wholly-owned subsidiaries are included in the accompanying consolidated financial statements. These statements are presented in accordance with generally accepted accounting principles which require management to make estimates and assumptions related to future events. The Company's results are presented as one segment. Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.

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

DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of (in millions) $99.5 in 1998 and $78.3 in 1997.

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

Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at an average rate of 3.5%.

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

Consolidated Statement of Cash Flows
------------------------------------
The temporary cash investments presented on this Statement consist of liquid investments with an original maturity of three months or less.

                       DPL  1998 Annual Report  21

2. Regulatory Matters

DP&L applies the provisions of Statement of Financial Accounting Standard (SFAS) No. 71, Accounting for the Effects of Certain Types of Regulation. This accounting standard provides for the deferral of costs authorized for future recovery by regulators. These costs would be charged to expense without regulatory authorization. Regulatory assets on the Consolidated Balance Sheet include:

                             At December 31,
$ in millions                 1998     1997
--------------------------------------------
Phase-in (a)                $ 12.9   $ 30.6
DSM (b)                       19.6     33.6
Deferred interest (c)         49.7     52.5
Income taxes recoverable
 through future revenues     195.5    208.2
                            ------   ------
  Total                     $277.7   $324.9
                            ======   ======

(a) Amounts deferred during a 1992-1994 electric rate increase phase-in (including carrying charges) are being recovered in current revenues.

(b) Demand-side management ("DSM") costs (including carrying charges) from DP&L's cost-effective programs are deferred and are being recovered at approximately $9 million per year.

    The 1992 PUCO-approved agreement for the phase-in plan and DSM programs, as updated in 1995, provides for accelerated recovery of DSM costs and, thereafter, production plant costs to the extent that DP&L return on equity exceeds a baseline 13% (subject to upward adjustment). If the return exceeds the baseline return by one to two percent, one-half of the excess is used to accelerate recovery of these costs. If the return is greater than two percent over the baseline, the entire excess is used for such purpose. In 1998, amortization of regulatory assets included an additional $10.4 million of accelerated cost recovery.

(c) Interest charges related to the William H. Zimmer Generating Station which were previously deferred pursuant to PUCO approval are being amortized at $2.8 million per year over the projected life of the asset.

3. Income Taxes

                                  For the years ended December 31,
$ in millions                           1998     1997      1996
------------------------------------------------------------------
Computation of Tax Expense
--------------------------
Federal income tax (a)                $108.6   $100.7    $ 97.0
Increases (decreases) in tax from -
 Regulatory assets                       4.0      3.6       3.3
 Depreciation                           12.5     11.4      10.7
 Investment tax credit amortized        (3.0)    (3.0)     (3.0)
 Other, net                             (1.7)    (7.3)     (4.5)
                                      ------   ------    ------
   Total tax expense                  $120.4   $105.4    $103.5
                                      ======   ======    ======
Components of Tax Expense
-------------------------
Taxes currently payable               $136.1   $121.8    $117.4
Deferred taxes--
 Regulatory assets                      (8.3)    (4.0)     (3.5)
 Liberalized depreciation and
  amortization                           6.7      6.2       7.9
 Fuel and gas costs                     (5.8)     5.5       2.5
 Insurance and claims costs             (1.1)   (14.2)    (11.1)
 Other                                  (4.2)    (6.9)     (5.5)
Deferred investment tax credit, net     (3.0)    (3.0)     (4.2)
                                      ------   ------    ------
   Total tax expense                  $120.4   $105.4    $103.5
                                      ======   ======    ======

(a) The statutory rate of 35% was applied to pre-tax income before preferred dividends.


Components of Deferred Tax Assets and Liabilities

                                   At December 31,
$ in millions                      1998      1997
-------------------------------------------------
Non-Current Liabilities
-----------------------
Depreciation/property basis     $(439.2)  $(443.7)
Income taxes recoverable          (68.4)    (72.4)
Regulatory assets                 (28.0)    (38.6)
Investment tax credit              24.2      25.3
Other                              50.8      64.5
                                -------   -------
 Net non-current liability      $(460.6)  $(464.9)
                                -------   -------

Net Current Asset (Liability)   $   3.7   $  (2.7)
                                =======   =======

                       DPL  1998 Annual Report  22

4. Pensions and Postretirement Benefits

Pensions
--------
Substantially all DP&L employees participate in pension plans paid for by the Company. Employee benefits are based on their years of service, age, compensation and year of retirement. The plans are funded in amounts actuarially determined to provide for these benefits.

An interest rate for discounting the obligation and expense of 6.25% and the expected rate of return of 7.5% were used in developing the amounts in the following tables. Increases in compensation levels approximating 5.0% were used for all years.

The following table sets forth the components of pension expense
(portions of which were capitalized):


$ in millions                      1998     1997     1996
---------------------------------------------------------
Expense for Year
----------------
Service cost                     $  5.9   $  6.3   $  6.2
Interest cost                      15.9     15.2     15.0
Expected return on plan assets    (23.3)   (20.5)   (18.1)
Amortization of unrecognized:
  Actuarial (gain) loss             1.2       -       1.0
  Prior service cost                2.1      2.1      2.1
  Transition obligation            (4.2)    (4.2)    (4.2)
                                 ------   ------   ------
Net pension cost                 $ (2.4)  $ (1.1)  $  2.0
                                 ======   ======   ======

The following tables set forth the plans' obligations, assets and amounts recorded in Other assets on the Consolidated Balance Sheet at December 31:

$ in millions                               1998     1997
---------------------------------------------------------
Change in Projected Benefit Obligation
--------------------------------------
Benefit obligation, January 1             $259.1   $255.1
Service cost                                 5.9      6.3
Interest cost                               15.9     15.2
Actuarial (gain) loss                        0.8      7.4
Benefits paid                              (12.5)   (24.9)
                                          ------   ------
Benefit obligation, December 31            269.2    259.1
                                          ------   ------
Change in Plan Assets
---------------------
Fair value of plan assets, January 1       330.2    321.4
Actual return on plan assets                41.2     33.7
Benefits paid                              (12.5)   (24.9)
                                          ------   ------
Fair value of plan assets, December 31     358.9    330.2
                                          ------   ------
Plan assets in excess of projected
 benefit obligation                         89.7     71.1
Actuarial gains and losses                 (46.6)   (28.3)
Unamortized prior service cost              11.8     13.9
Unamortized transition obligation           (7.2)   (11.3)
                                          ------   ------
Net pension assets                        $ 47.7   $ 45.4
                                          ======   ======

Postretirement Benefits
-----------------------
Qualified employees who retired prior to 1987 and their dependents are eligible for health care and life insurance benefits. DP&L has funded the union-eligible health benefit using a Voluntary Employee
Beneficiary Association Trust.

The tables below have been developed based on the following assumptions. The interest rate for discounting the obligation and expense was 6.25% and the expected rate of return was 5.7%. The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 8.5% and 9.0% for 1998 and 1997, respectively, and decreases to 5.0% by 2005. A one percentage point change in the assumed health care trend rate would affect the service and interest cost by $0.1 million. A one percentage point increase in the assumed health care trend rate would increase the postretirement benefit obligation by $2.1 million; and a one percentage point decrease would decrease the benefit obligation by $1.9 million.

The following table sets forth the components of postretirement benefit expense:


$ in millions                       1998    1997    1996
--------------------------------------------------------
Expense for Year
----------------
Interest cost                      $ 2.0   $ 2.2   $ 2.5
Expected return on plan assets      (1.0)   (0.8)   (0.6)
Amortization of unrecognized:
  Actuarial (gain) loss             (2.2)   (4.1)     -
  Transition obligation              3.0     3.0     2.9
                                   -----   -----   -----
Postretirement benefit cost        $ 1.8   $ 0.3   $ 4.8
                                   =====   =====   =====

The following tables set forth the accumulated postretirement benefit obligation ("APBO"), assets and funded status amounts recorded in Other Deferred Credits on the Consolidated Balance Sheet at December 31:

$ in millions                                1998     1997
----------------------------------------------------------
Change in APBO
--------------
Benefit obligation, January 1              $ 36.5   $ 41.8
Interest cost                                 2.0      2.2
Actuarial (gain) loss                        (3.4)    (5.3)
Benefits paid                                (2.2)    (2.2)
                                           ------   ------
Benefit obligation, December 31              32.9     36.5
                                           ------   ------
Change in Plan Assets
---------------------
Fair value of plan assets, January 1         12.1     11.9
Actual return on plan assets                  1.0      0.8
Benefits paid                                (0.6)    (0.6)
                                           ------   ------
Fair value of plan assets, December 31       12.5     12.1
                                           ------   ------

APBO in excess of plan assets                20.4     24.4
Unamortized transition obligation           (12.9)   (15.9)
Actuarial gains and losses                   26.4     25.5
                                           ------   ------
Accrued postretirement benefit liability   $ 33.9   $ 34.0
                                           ======   ======

                       DPL  1998 Annual Report  23

5. Ownership of Facilities

DP&L owns an undivided interest in certain electric generating and transmission facilities with other Ohio utilities. Each utility is obligated to pay its ownership share of construction and operation costs of each facility. As of December 31, 1998, DP&L had $4.3 million of such facilities under construction. DP&L's share of expenses is included in the Consolidated Statement of Results of Operations.

The following table presents DP&L's undivided interest in such facilities at December 31, 1998:

                                DP&L Share            DP&L Investment
                          -----------------------     ---------------
                                      Production        Gross Plant
                          Ownership    Capacity         in Service
                             (%)         (MW)         ($ in millions)
---------------------------------------------------------------------
Production Units:
 Beckjord Unit 6             50.0        210                56
 Conesville Unit 4           16.5        129                31
 East Bend Station           31.0        186               151
 Killen Station              67.0        418               406
 Miami Fort Units 7&8        36.0        360               124
 Stuart Station              35.0        823               246
 Zimmer Station              28.1        365               992
Transmission (at varying
 percentages)                                               69


6. Common Shareholders' Equity

A three-for-two common stock split effected in the form of a stock dividend was paid on January 12, 1998 to stockholders of record on December 16, 1997.

DPL Inc. has a leveraged Employee Stock Ownership Plan ("ESOP") to fund matching contributions to the Company's 401(k) retirement savings plan and certain other payments to full-time employees. Common shareholders' equity is reduced for the cost of 5,413,045 unallocated shares held by the trust and for 2,306,706 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce interest and principal on the loan.

Cumulative shares allocated to employees and outstanding for the calculation of earnings per share were 1,646,780 in 1998 and 1,386,588 in 1997. Compensation expense, which is based on the fair value of the shares allocated, amounted to $4.0 million in 1998, $4.4 million in 1997 and $4.1 million in 1996.

DPL Inc. had 902,490 authorized but unissued shares reserved for the dividend reinvestment plan at December 31, 1998. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

DPL Inc. has a Shareholder Rights Plan pursuant to which four-ninths of a Right is attached to and trades with each outstanding DPL Inc.
Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.

                       DPL  1998 Annual Report  24

7. Notes Payable and Compensating Balances

DPL Inc. and its subsidiaries have $300 million available through revolving credit agreements with a consortium of banks. One agreement, for $200 million, expires in 2002 and the other, for $100 million, expires in 2000. Facility fees are approximately $315,000 per year. The primary purpose of the revolving credit facilities is to provide back-up liquidity for DP&L's commercial paper program. At December 31, 1998, DPL Inc. had no outstanding borrowings under these credit agreements. At December 31, 1997, there was $36 million outstanding under a previous credit agreement. DPL Inc. also has $15 million available in a short-term informal line of credit with immaterial commitment fees. At December 31, 1998, DPL Inc. had $15 million in borrowings outstanding from this line at an interest rate of 6.3%.

DP&L also has $96.6 million available in short-term informal lines of credit. To support these lines of credit, DP&L is required to maintain average daily compensating balances of approximately $400,000. The commitment fees are immaterial. DP&L had $80.9 million and $10.0 million in borrowings from these lines of credit at a weighted average interest rate of 5.46% and 6.0% at December 31, 1998 and 1997, respectively.

DP&L had $99.0 million and $69.7 million in commercial paper outstanding at a weighted average interest rate of 5.25% and 6.0% at December 31, 1998 and 1997, respectively.


8. Long-term Debt
                                         At December 31,
$ in millions                            1998      1997
-------------------------------------------------------
First mortgage bonds maturing:
       2022-2026 - 8.14% (a)         $  671.0    $671.0
       Pollution control series
        maturing through
        2027 - 6.43% (a)                106.8     107.2
                                     --------    ------
                                        777.8     778.2
Guarantee of Air Quality
 Development Obligations 6.10%
 Series due 2030                        110.0     110.0

Senior Notes 6.25% Series due 2008      100.0        -
Notes maturing through 2007 - 7.83%      81.0      85.0
Unamortized debt discount and
 premium (net)                           (2.9)     (2.2)
                                     --------    ------
          Total                      $1,065.9    $971.0
                                     ========    ======

(a) Weighted average interest rates for 1998 and 1997.

The amounts of maturities and mandatory redemptions for first mortgage bonds and notes are (in millions) $4.4 in 1999, $5.4 in 2000, $6.4 in 2001, $7.4 in 2002 and $8.4 in 2003. Substantially all property of DP&L is subject to the mortgage lien securing the first mortgage bonds.

During 1998, $100 million of a new series of Senior Notes due 2008 was issued with an interest rate of 6.25%.

                       DPL  1998 Annual Report  25

9. Preferred Stock

DPL Inc.: No par value, 8,000,000 shares authorized, no shares outstanding.
DP&L: $25 par value, 4,000,000 shares authorized, no shares outstanding; and $100 par value, 4,000,000 shares authorized, 228,508 shares without mandatory redemption provisions outstanding.


                     Current         Current               Par Value
                    Redemption       Shares      At December 31, 1998 and 1997
Series/Rate           Price        Outstanding          ($ in millions)
------------------------------------------------------------------------------
A   3.75%            $102.50          93,280                $ 9.3
B   3.75%            $103.00          69,398                  7.0
C   3.90%            $101.00          65,830                  6.6
                                     -------                -----
  Total                              228,508                $22.9
                                     =======                =====

The shares may be redeemed at the option of DP&L at the per share prices indicated, plus cumulative accrued dividends.


10. Fair Value of Financial Instruments
                                                At December 31,
                                         1998                   1997
                                  ------------------     -------------------
$ in millions                     Fair Value    Cost     Fair Value     Cost
----------------------------------------------------------------------------
                                      $          $           $           $
Assets
 Available for sale securities       684.1     611.6        361.1      330.2
 Held to maturity securities,
  including temporary cash
  investments of $12.0 in 1998
  and $14.2 in 1997 (a)               63.1      61.9         72.2       71.2
Liabilities (b)
 Debt                              1,366.6   1,265.2      1,168.1    1,090.1
Capitalization
 Unallocated stock in ESOP           117.1      69.0        108.7       72.3

(a) Maturities range from 1999 to 2011.
(b) Includes current maturities.

Assets with quoted market prices are carried at market; the remaining financial assets are carried at cost.


11. Reconciliation of Net Income to Net Cash Provided by Operating Activities

                                            For the years ended December 31,
$ in millions                                    1998     1997     1996
----------------------------------------------------------------------------
Net income                                     $189.1   $181.4   $172.9
 Adjustments:
  Depreciation and amortization                 127.1    123.5    121.0
  Deferred income taxes                         (15.7)   (16.4)   (13.8)
  Other deferred credits                         20.4      7.0      7.4
  Amortization of regulatory assets, net         33.0     20.9     19.7
  Operating expense provisions                    1.4     17.8     30.6
  Accounts receivable                           (16.3)    (9.5)   (53.9)
  Accounts payable                              (24.1)    17.2     14.7
  Accrued taxes payable                           6.6     20.8     18.3
  Inventory                                     (24.9)   (11.6)     6.8
  Other                                          13.0    (11.2)    14.4
                                               ------   ------   ------
Net cash provided by operating activities      $309.6   $339.9   $338.1
                                               ======   ======   ======

                       DPL  1998 Annual Report  26

Report of Independent Accountants


PricewaterhouseCoopers LLP
(see appendix for logo description)

To the Board of Directors and Shareholders of DPL Inc.

In our opinion, the accompanying Consolidated Balance Sheet and the related Consolidated Statements of Results of Operations, of Shareholders' Equity, and of Cash Flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Dayton, Ohio
January 20, 1999

Selected Quarterly Information

                                         For the Three Months Ended
                        ------------------------------------------------------------------------
$ in millions except       March 31,           June 30,        September 30,       December 31,
per share amounts       1998      1997      1998     1997      1998     1997      1998      1997
------------------------------------------------------------------------------------------------
                         $         $         $        $         $        $         $         $
Utility service
 revenues              352.3     356.7     292.6    269.2     318.6    283.4     318.4     342.9
Income before income
 taxes                 111.9     101.4      59.4     55.4      80.4     73.1      57.8      56.9
Net income              70.2      66.3      35.2     35.0      47.5     44.9      36.2      35.2
Earnings per share
 of common stock        0.46      0.44      0.23     0.23      0.31     0.30      0.24      0.23
Dividends paid per
 share                 0.235     0.227     0.235    0.227     0.235    0.227     0.235     0.227
Common stock market
 price - High        19-9/16    16-3/4   19-7/16   16-1/2    19-5/8  16-9/16    21-5/8   19-3/16
       - Low              18  15-15/16  16-15/16  15-5/16  16-15/16   15-1/2  18-11/16  15-13/16

                       DPL  1998 Annual Report  27

CORPORATE INFORMATION

Transfer Agent and Registrar - Common Stock and DP&L Preferred Stock
--------------------------------------------------------------------

Securities Transfer & Shareholder Inquires:
------------------------------------------
EquiServe
P.O. Box 8040
Boston, MA  02266-8040
(781) 575-3100
(800) 736-3001

Dividend Reinvestment:
---------------------
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

Federal Income Tax Status of 1998 Dividend Payments
---------------------------------------------------
Dividends paid in 1998 on Common and Preferred Stock are fully taxable as dividend income.

Annual Meeting
--------------
The Annual Meeting of Shareholders will be held at 10:00 a.m., Tuesday, April 20, 1999, at Miami Trace High School, Washington
Court House, Ohio.

Communications
--------------
DPL Inc. staffs an Investor Relations Department to meet the information needs of shareholders and investors. Inquires are welcomed. Communications relating to shareholder accounts should be directed to the DPL Investor Relations Department (937) 259-7150 or (800) 322-9244 or to EquiServe (781) 575-3100 or (800) 736-3001.

Form 10-K Report
----------------
DPL Inc. reports details concerning its operations and other matters annually to the Securities and Exchange Commission on Form 10-K, which will be supplied upon request. Please direct inquires to the Investor Relations Department.

Officers--DPL INC. and DP&L
(Age/Years of Service)
---------------------------
Peter H. Forster (56/25)
Chairman--DPL Inc. and DP&L

Allen M. Hill (53/31)
President and Chief Executive Officer--DPL Inc. and DP&L

Beth E. Mooney (43/1)
Executive Vice President and Chief Operating Officer--DPL Inc.
and DP&L

Paul R. Anderson (56/20)
Controller--DP&L

Stephen P. Bramlage (52/30)
Assistant Vice President--DP&L

Jeanne S. Holihan (42/18)
Assistant Vice President--DP&L

Stephen F. Koziar, Jr. (54/31)
Group Vice President and Secretary--DPL Inc. and DP&L

Judy W. Lansaw (47/20)
Group Vice President--DPL Inc. and DP&L

Arthur G. Meyer (48/6)
Vice President--DP&L

Bryce W. Nickel (42/18)
Assistant Vice President--DP&L

H. Ted Santo (48/27)
Group Vice President--DP&L

James P. Torgerson (46/1)
Vice President, Chief Financial Officer and Treasurer--DPL Inc. and DP&L


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

James F. Dicke, II (2) (3)
President, Crown Equipment Corporation, New Bremen, Ohio

Peter H. Forster (1) (3) (4)
Chairman, DPL Inc. and DP&L, Dayton, Ohio

W August Hillenbrand (2) (3)
President and Chief Executive Officer, Hillenbrand Industries,
Batesville, Indiana

Jane G. Haley (1) (4)
President and Chief Executive Officer, Gosiger, Inc., Dayton, Ohio

Allen M. Hill (1) (3) (4)
President and Chief Executive Officer, DPL Inc. and DP&L, Dayton, Ohio

Thomas J. Danis (1) (4)
Chairman and Chief Executive Officer, The Danis Companies, Dayton, Ohio

Ernie Green (1) (4)
President and Chief Executive Officer, Ernie Green Industries,
Dayton, Ohio

All Directors of DPL Inc. are also Directors of DP&L.
1998 Committee Assignments:
DPL Inc. --Finance and Audit Review (1)
           Compensation and Management Review (2)
           Executive (3)
DP&L     --Community and External Relations (4)

                       DPL  1998 Annual Report  28

DPL INC.
Courthouse Plaza Southwest
Dayton, Ohio 45402

(see appendix for logo description)

                              [back cover]

As required by Rule 304 of Regulation S-T, the following appendix lists the graphic material contained in the 1998 Annual Report to Shareholders. This graphic material, which appears in the paper copy of the report, was omitted from the electronically filed copy of the report.

APPENDIX
--------

PAGE          ITEM          DESCRIPTION
----          ----          -----------
Cover:        Photograph:   Depiction of a businessman and businesswoman
                            discussing work in an office setting.

Inside
Front Cover:  Photograph:   Inset photograph of the front cover of the
                            annual report.

              Logo:         "DPL listed NYSE"  Logo for the New York
                            Stock Exchange

Page 1:       Bar Graph:    TOTAL RETURN-FIVE YEAR
                            AVERAGE ANNUAL RETURN
                            Percent
                            (with dividends reinvested)
                            ---------------------------
                                 DP&L   Industry Average
                                 ----   ----------------
                            96:  13.2         6.2
                            97:  13.9        10.0
                            98:  15.5        10.5

               Bar Graph:   EARNINGS PER SHARE
                            Dollars
                            ------------------
                            96:  1.15
                            97:  1.20
                            98:  1.24

               Bar Graph:   DIVIDENDS PER SHARE
                            Dollars
                            -------------------
                            96:  0.87
                            97:  0.91
                            98:  0.94

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

               Photograph:  A DP&L employee pictured in a control room of a power generating station.

Page 5:        Photograph:  An employee located in a manufacturing setting installing steering wheel components at a company named Neaton Auto Products.

Page 6:        Photograph:  An employee monitoring a conveyor line of plastics cups at a company named Packaging Resources.
                            (Inset photograph of a Dannon yogurt cup)

Page 7:        Bar Graph:   QUALITY OF SERVICE
                            Percent positive responses
                            --------------------------
                                 DP&L
                                 ----
                            96:   96
                            97:   96
                            98:   97

               Photograph:  Three separate photographs of a coal barge, dump truck, and train locomotive.

Page 8:        Photograph:  A DP&L employee using a piece of hand held
                            testing equipment at a power generating station.

               Photograph:  A long range photograph of the exterior of the
                            Stuart Generating Station.

Page 9:        Photograph:  A DP&L employee using a monitoring device on a piece of equipment at a power generating station.

               Bar Graph:   PRODUCTIVITY
                            Percent better than industry average
                            ------------------------------------
                                 DP&L
                                 -----
                            95:   0.9
                            96:   1.8
                            97:   2.6
                            98:   4.4

Page 10:       Photograph:  A DP&L employee working at a computer in the
                            control room of a power generating station.

Page 11:       Line Graph:  EFFICIENCY-HEAT RATE
                            Total System, Btu per kWh
                            -------------------------
                                 DP&L      Industry Average
                                 ----      ----------------
                            95:  9,773          10,425
                            96:  9,830          10,365
                            97:  9,931          10,359
                            98:  9,903          10,324

               Bar Graph:   GENERATION OPERATING AND MAINTENANCE EXPENSE
                            cents/kWh
                            --------------------------------------------
                                 DP&L   Regional Average
                                 ----   ----------------
                            95:  .40        .66
                            96:  .36        .68
                            97:  .36        .64
                            98:  .36        .64 (estimate)

Page 12:       Logo:        "DP&L" logo and "Way To Go" logo, the umbrella
                            name for energy conservation programs of the Company. Logo contains the word, "Personally".

               Line Graph:  CREDIT RATINGS
                            --------------
                                        Moody's Investors Service Average
                                 DP&L   Electric Utility Credit Rating
                                 ----   ---------------------------------
                            96:   Aa3                 A2
                            97:   Aa3                 A2
                            98:   Aa3                 A3

Page 13:       Bar Graphs:  ELECTRIC UTILITY REVENUES
                            $ in millions
                            -------------------------
                                            96     97     98
                                         -------------------
                            Residential    423    410    420
                            Commercial     237    234    243
                            Industrial     223    226    229
                            Other          131    138    179
                            --------------------------------
                            Total        1,014  1,008  1,071

                            GAS UTILITY REVENUES
                            $ in millions
                            --------------------
                                            96     97     98
                                           -----------------
                            Residential    157    160    139
                            Commercial      44     48     38
                            Industrial      14     12      9
                            Transportation
                             & Other        24     24     25
                            --------------------------------
                            Total          239    244    211

                            TOTAL TAXES
                            $ in millions
                            -------------
                             96   97   98
                            -------------
                            233  239  257

                            ELECTRIC UTILITY SALES
                            Thousands of GWH
                            ----------------------
                                            96    97    98
                                          ----------------
                            Residential    4.9   4.8   4.8
                            Commercial     3.4   3.4   3.5
                            Industrial     4.5   4.7   4.7
                            Other          3.5   3.7   4.5
                            ------------------------------
                            Total         16.3  16.6  17.5

                            GAS UTILITY SALES
                            Millions of MCF
                            -----------------
                                            96    97    98
                                           ----------------
                            Residential     31    29    25
                            Commercial       9    10     7
                            Industrial       4     3     2
                            Transportation
                             & Other        20    20    20
                            ------------------------------
                            Total           64    62    54

                            OPERATING EXPENSES
                            $ in millions
                            ------------------
                                              96   97   98
                                            --------------
                            Fuel & Purchased
                             Power           235  228  257
                            Gas Purchased
                             for Resale      193  220  186
                            Operating and
                             Maintenance     266  256  236
                            ------------------------------
                            Total            694  704  679

                            AVERAGE PRICE-ELECTRIC
                            CALENDAR YEAR
                            cents/kWh
                            ----------------------
                              96    97    98
                            ----------------
                            6.16  6.01  6.03

                            TOTAL AVERAGE PRICE-GAS
                            CALENDAR YEAR
                            $/MCF
                            -----------------------
                             96    97    98
                            -----------------------
                            3.75  3.93  3.93

                            CONSTRUCTION EXPENDITURES
                            $ in millions
                            -------------------------
                             96   97   98
                            -------------
                            116  111  111

Page 27:       Artwork:     Logo for PricewaterhouseCoopers LLP
                            (Independent Auditors).

Back Cover:    Artwork:     Logo - DPL Inc.