Form 10-K405, Exhibit 13
period 2000-12-31
DPL INC
filed 2001-03-30
CIK 787250

EXHIBIT 13

FINANCIAL & OPERATING HIGHLIGHTS

                                                                                2000               1999         % change
                                                                                ----               ----         --------
Financial Performance:

   Earnings per share of common stock
before non-recurring and extraordinary items
       Basic                                                                $     1.56              1.35            16
       Diluted                                                              $     1.50              1.35            11
   Cash provided by operating activities (millions)                         $    214.7             397.2           (46)
   Market value per share at December 31                                    $    33.19             17.31            92
   Financial assets (millions)                                              $  1,308.0           1,094.4            20
   Investment income (millions)                                             $     88.8              50.8            75
   Unrealized gains before tax (millions)                                   $    165.4             168.9            (2)
   Return on shareholders' equity (Basic)                                   %     20.8              14.7
   Return on total capital (Basic)                                          %     13.5              11.8
   Dividends paid per share                                                 $     0.94              0.94          --
   Book value per share at December 31                                      $     7.43              9.65           (23)
   Total electric and natural gas utility
     revenues (millions)                                                    $  1,273.5           1,271.0          --
   Taxes per share                                                          $     2.24              1.75            28
   Average number of common shares
     outstanding (millions)
       Basic                                                                     127.7             151.4           (16)
       Diluted                                                                   132.9             151.4           (12)

Operating Performance:

   Construction additions (millions)                                        $    343.9             166.5           107
   Construction expenditures paid from internal
     funds                                                                  %       62               100
   Electric --
     Average price per kWh-retail and wholesale
customers (calendar year) (cent)                                                  6.25              6.19             1
     Fuel efficiency --
       Heat rate-- Btu per kWh                                                   9,918             9,969            (1)
       Industry average                                                         10,242            10,316            (1)
   System peak load- MW (calendar year)                                          2,866             3,130            (8)

OVERVIEW

DPL Inc. reported record earnings per share for 2000 of $1.56 per share before non-recurring and extraordinary items, an increase of 16% over 1999 earnings per share of $1.35. This growth came primarily from increased wholesale sales and sales of capacity from DPL Inc.'s merchant peaking generation capacity that was added in the summer of 2000 and increased earnings from the financial asset portfolio. 1999 earnings per share increased 9% over 1998 earnings per share of $1.24 due to strong cost control efforts and increased earnings from the financial asset portfolio.

Several events occurred in 2000 for DPL Inc. as it prepared for the deregulation of the energy markets. In the first quarter, DPL Inc. completed its leveraged recapitalization and realigned its compensation programs more fully with shareholders' interests. In the third quarter, DP&L received an order from the Public Utilities Commission of Ohio ("PUCO") approving its deregulation transition plan, which resulted in the elimination of regulatory accounting for the generation business. In the fourth quarter, DPL Inc. completed the sale of its natural gas retail distribution operations. Each of these non-recurring events affected 2000 financial results as outlined below:


                                                                           2000           1999             1998
                                                                      -------------- --------------- -----------------
Earnings per Share -- Basic, after non-recurring and
extraordinary items                                                        $1.91           $1.35            $1.24
   Recapitalization                                                         0.26
   Compensation program                                                     0.02
   Deregulation order                                                       0.32
   Gas operations -- gain on sale                                          (0.95)
                                                                      -------------- --------------- -----------------
Earnings per Share -- Basic, before non-recurring and extraordinary
items                                                                      $1.56           $1.35            $1.24


INCOME STATEMENT HIGHLIGHTS


$ in millions                                                             2000            1999             1998
--------------------------------------------------------------------- -------------- --------------- -----------------
ELECTRIC:

   Revenues (a)                                                           $1,108.0       $1,056.0        $1,070.7
   Fuel and purchased power                                                  268.2          263.2           257.0
                                                                      -------------- --------------- -----------------
       Net revenues                                                          839.8          792.8           813.7

GAS UTILITY (b):

   Revenues                                                                  183.8          215.0           211.2
   Gas purchased for resale (c)                                              116.9          129.9           127.8
                                                                      -------------- --------------- -----------------
       Net revenues                                                           66.9           85.1            83.4

Other revenues, net                                                           13.9           13.6            11.7

(a) INCLUDES ELECTRIC PEAKING GENERATION CAPACITY SALES.
(b) THE NATURAL GAS RETAIL DISTRIBUTION OPERATIONS WERE SOLD IN OCTOBER 2000.
(c) EXCLUDES GAS PURCHASES BY A NON-UTILITY SUBSIDIARY OF $131.2, $54.3, AND $58.6 MILLION IN 2000, 1999, AND 1998, RESPECTIVELY.

In 2000, net electric revenues increased $47.0 million or 6% due to higher wholesale and retail sales, and the addition of capacity sales from the merchant peaking generation capacity. Wholesale revenues increased due to increased volume and higher average prices. Colder than normal temperatures in the fourth quarter contributed to the increased retail sales despite unusually mild temperatures throughout the summer. The effect of these increased sales on fuel and purchased power costs were offset by lower fuel expense used in generation (cents per net kilowatt-hour generated decreased 6%). In 1999, net electric revenues decreased 3% due to lower wholesale sales and increased purchased power costs.

Net gas utility revenues decreased $18.2 million or 21% in 2000 compared to 1999 due to the sale of the natural gas retail distribution operations, which was completed on October 31, 2000. Net gas utility revenues increased 2% in 1999 due to higher sales to business customers.

Other revenues, net which primarily consist of revenues from DPL Inc.'s natural gas supply management subsidiary, were essentially flat in 2000. The 16% increase in 1999 was primarily due to lower gas costs.

Operation and maintenance expense increased 3% in 2000 as a result of higher costs for insurance, claims, uncollectibles, power production and a loss from natural gas supply management contracts. These increases were partially offset by lower benefits costs and gas retail distribution system expense. Operation and maintenance expense decreased 18% in 1999 due to lower costs for insurance, claims, labor, benefits, and line clearance. Year to year variances in insurance and claims costs result primarily from adjustments to actuarially-determined reserve requirements for risks insured through a wholly-owned captive insurance company.

Depreciation and amortization expense decreased 1% in 2000 as a result of the sale of the natural gas retail distribution operations, partially offset by the effect of increased electric production assets. Depreciation and amortization expense increased 7% in 1999 primarily as a result of increased depreciable assets.

Investment income increased 75% in 2000 and more than doubled in 1999 as a result of increased realized gains.

Interest expense increased 27% in 2000 primarily due to increased long-term debt and higher long-term debt interest rates. Interest expense increased 20% in 1999 primarily due to increased long-term debt.

Other income (deductions) in 2000 includes the $182.5 million gain on the sale of the natural gas retail distribution operations, partially offset by the elimination of certain compensation programs, property donations, stock compensation expense and investment management fees. Pursuant to deregulation legislation enacted in Ohio and the Order issued in September 2000 by the PUCO, DP&L discontinued the use of its regulatory accounting model for its generation operations. As a result, a $63.7 million before tax benefits ($41.4 million net of taxes) reduction of generation-related regulatory assets was recorded in the third quarter of 2000 as an extraordinary item in accordance with FASB Statement of Accounting Standards No. 101, "Regulated Enterprises-Accounting for the Discontinuation of Application of FASB Statement No. 71." (See Note 4 to the Consolidated Financial Statements.)

CONSTRUCTION PROGRAM AND FINANCING

Construction additions were $344 million in 2000. The capital program for 2001 consists of construction costs of approximately $397 million. The major components of the capital program include the development of natural gas-fired combustion turbine generation peaking units at $223 million and environmental compliance at $64 million. The first phase of the peaking capacity expansion was completed in December 1998, with DP&L investing $75 million in three units adding 250 megawatts ("MW") of capacity. Phase Two was completed in June 2000 and added four units totaling 224 MW of capacity at an investment of $80 million. Phases Three and Four include four units totaling 320 MW at an investment of $110 million and are expected to be online during the second half of 2001. Phase Five, which was announced in January 2001, includes four units totaling 224 MW at an investment of $80 million and is expected to be online for the summer of 2001. Under its merchant generation expansion program, DPL Inc. plans to have a total of approximately 5,000 MW of generation capacity online by the summer of 2003.

During 2000, total cash provided by operating activities was $215 million. At year-end, cash and temporary cash investments were $137 million. Financial assets, a highly diversified portfolio of public and private debt and equity securities, were $1,308 million at December 31, 2000. Publicly traded securities comprise approximately 20% of the financial assets. This portfolio is broadly diversified, both in industry and geographic coverage, and is available to be invested in the energy sector when that market has favorable investment conditions.

In February 2000, DPL Inc. entered into a series of recapitalization transactions including the issuance of $550 million of a combination of voting preferred and trust preferred securities and warrants to an affiliate of investment company Kohlberg Kravis Roberts & Co. ("KKR"). The trust preferred securities sold to KKR have an aggregate face amount of $550 million, were issued at an initial discounted aggregate price of $500 million, have a maturity of 30 years (subject to acceleration to six months after the exercise of the warrants) and pay distributions at a rate of 8.5% of the aggregate face amount per year. The 6.8 million shares of mandatorily redeemable voting preferred securities, par value of $0.01 per share, were issued at an aggregate purchase price of $68,000 and carry voting rights for up to 4.9% of DPL Inc.'s total voting rights and the nomination of one Board seat. The 31.6 million warrants, representing approximately 25% of DPL Inc.'s shares currently outstanding, have a term of 12 years, an exercise price of $21 per share and were sold for an aggregate purchase price of $50 million. DPL Inc. recognized the entire trust preferred securities original issue discount of $50 million in 2000.

The proceeds from this recapitalization, combined with the March 2000 issuance of $425 million of 8.25% Senior Notes due 2007, were used to finance the regional merchant generation expansion, repurchase 30.0 million shares of DPL Inc.'s common shares, and reduce outstanding short-term debt.

In March 2000, DPL Inc. purchased, through a tender offer, 25 million common shares at a price of $23 per share. An additional 5.0 million shares have been repurchased at a cost of $121.4 million under an authorized share repurchase program of up to 6.6 million shares. In 1999, DPL Inc. purchased 3.5 million shares at a cost of $61 million.

Issuance of additional amounts of first mortgage bonds by DP&L is limited by provisions of its mortgage. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales and construction plans. DP&L currently has sufficient capacity to issue first mortgage bonds to satisfy its requirements in connection with the financing of its construction and refinancing programs during the five-year period 2001-2005.

At year-end 2000, DPL Inc.'s and DP&L's senior debt credit ratings were as follows:

                                      DPL INC.      DP&L

                                      --------      ----

Fitch                                 A-            AA
Standard & Poor's Corp.               BBB           BBB+
Moody's Investors Service             Baa1          A2


The credit ratings for DPL Inc. and DP&L are investment grade. As a result of DPL Inc.'s December 2000 press release regarding its exploration of strategic alternatives (see Issues and Financial Risks - Other Matters), Standard & Poor's placed DPL Inc. and DP&L on credit watch with developing implications in January 2001. Developing implications indicate that ratings could be raised, lowered, or affirmed. Also in January, Moody's placed the ratings of DPL Inc. and its affiliates under review. The direction of the review is uncertain at this time, and will be refined as additional information becomes available.

MARKET RISK

The carrying value of DPL Inc.'s debt was $1,766 million at December 31, 2000, consisting of DP&L's first mortgage bonds, guaranteed air quality development obligations, and notes. The fair value of this debt was $1,795 million, based on current market prices or discounted cash flows using current rates for similar issues with similar terms and remaining maturities. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for long-term, fixed-rate debt at December 31, 2000.

                                          Long-term Debt
                                 -------------------------------
           Expected Maturity         Amount
                  Date           ($ in millions)   Average Rate
-------------------------------  ----------------  -------------

                  2001              $       7          7.8%
                  2002                      8          7.8%
                  2003                      9          7.8%
                  2004                    511          6.7%
                  2005                     13          7.8%
               Thereafter               1,218          7.6%
                                        -----
                 Total                 $1,766          7.4%
                                        =====

               Fair Value              $1,795

At December 31, 2000, DPL Inc. had no short-term debt outstanding, and therefore, no exposure to short-term interest rate risk.

The fair value of available-for-sale securities was $1,337 million at December 31, 2000. The equity price risk related to these securities was estimated as the potential increase/decrease in fair value of $134 million at December 31, 2000, resulting from a hypothetical 10% increase/decrease in the value of the underlying securities.

ISSUES AND FINANCIAL RISKS

This report contains certain forward-looking statements regarding plans and expectations for the future. Investors are cautioned that actual outcomes and results may vary materially from those projected due to various factors beyond DPL Inc.'s control, including abnormal weather, unusual maintenance or repair requirements, changes in fuel costs, increased competition, regulatory changes and decisions, changes in accounting rules and adverse economic conditions.

ELECTRIC RESTRUCTURING LEGISLATION

In October 1999, legislation became effective in Ohio that gave electric utility customers a choice of energy providers starting January 1, 2001. Under the legislation, electric generation, aggregation, power marketing and power brokerage services supplied to retail customers in Ohio are deemed competitive and are not subject to supervision and regulation by the PUCO. As required by the legislation, DP&L filed its transition plan at the PUCO on December 20, 1999. DP&L received PUCO approval of its plan on September 21, 2000.

The transition plan provides for a three year transition period, which began on January 1, 2001 and ends on December 31, 2003, at which time DP&L's generation assets will be fully merchant. The plan also provides for a 5% residential rate reduction on the generation component of the rates, which reduces revenue by approximately $13-14 million per year; rate certainty for the three year period for customers that continue to purchase power from DP&L; guaranteed rates for a six year period for transmission and delivery services; and recovery of transition costs of approximately $600 million. Under the plan, DPL Inc. has the organizational and financial flexibility to continue its corporate realignment initiatives without regulatory restrictions.

In 1996 and 1997, the Federal Energy Regulatory Commission ("FERC") issued orders requiring all electric utilities to file open-access transmission service tariffs. DP&L's resulting tariff case proceedings with FERC staff and intervenors in 1997 and 1998 culminated in 1999 with the FERC issuing an Order approving DP&L's settlement with no material adverse effect to DP&L. On October 16, 2000 DP&L filed with the FERC to join the Alliance Regional Transmission Organization. DP&L expects to transfer operational control of its transmission assets to the Alliance when it is complete.

BUSINESS UNIT EVALUATION

Responding to the new Ohio Legislation, DP&L is functionally separating its various business units and is evaluating each unit on a stand-alone basis. Business units not complementing DPL Inc.'s going-forward strategy may be divested.

In October 2000, DP&L completed the sale of its natural gas retail distribution assets and certain liabilities for $468 million in cash. The transaction was valued pursuant to an arms-length negotiation and resulted in a pre-tax gain of $183 million ($121 million net of tax), which is reflected in "other income (deductions)" on the Consolidated Statement of Results of Operations. Proceeds from the sale were used to finance the regional merchant generation expansion and reduce outstanding short-term debt.

ENVIRONMENTAL

In November 1999, the United States Environmental Protection Agency ("US EPA") filed civil complaints and Notices of Violations ("NOV's") against operators and owners of certain generation facilities for alleged violations of the Clean Air Act ("CAA"). Generation units operated by partners Cincinnati Gas & Electric Company (Beckjord 6) and Columbus Southern Power Company (Conesville 4) and co-owned by DP&L were referenced in these actions. Numerous northeast states have filed complaints or have indicated that they will be joining the US EPA's action against the partners. DP&L was not identified in the NOV's, civil complaints or state actions. In December 2000, Cincinnati Gas & Electric Company announced that it had reached an Agreement in Principle with the US EPA and other plaintiffs in an effort to settle the claims. Discussions on the final terms of the settlement are ongoing. Therefore, it is not possible to determine the outcome of these claims or the impact, if any, on DP&L. In June 2000, the US EPA issued a NOV to J.M. Stuart Station (co-owned by DP&L, Cincinnati Gas & Electric Company, and Columbus Southern Power Company) for alleged violations of the CAA. The NOV contained allegations consistent with NOV's and complaints that the US EPA has recently brought against numerous other coal-fired utilities in the Midwest. DP&L will vigorously challenge the NOV. At this time, it is not possible to determine the outcome of these claims or the impact, if any, on DP&L.

The United States and Ohio EPA's have notified numerous parties, including DP&L, that they are considered Potentially Responsible Parties ("PRP's") for clean up of two hazardous waste sites in Ohio. The US EPA has estimated total costs of under $10 million for its preferred clean-up plans at one of these sites. DP&L's settlements with the US EPA and the PRP group are pending for the site. The Ohio EPA has not provided an estimated cost for the second site. In October 2000, the PRP group at the second site brought an action against DP&L and numerous other parties to recover a portion of the clean-up costs. DP&L will vigorously challenge this action. During 1998, DP&L settled its potential liability for two other sites at a minimal cost. The final resolution of the remaining investigations is not expected to have a material effect on DP&L's financial position, earnings or cash flow.

In September 1998, the US EPA issued a final rule requiring states to modify their State Implementation Plans ("SIP's") under the CAA. The modified SIP's are likely to result in further Nitrogen Oxide ("NOx") reduction requirements placed on coal-fired generating units by 2003. In order to meet these NOx requirements, DP&L's total capital expenditures are estimated to be approximately $175 million over the next three years. Industry groups and others appealed the rules in the United States District Court. The requirement for states to submit revised implementation plans has been stayed until the outcome of the litigation. In March 2000, the United States District Court upheld the rule. Industry groups and others have appealed this decision. As a result of the litigation, the Court extended the compliance date of the rules an additional year, until May 31, 2004. In December 1999, the US EPA issued final rules granting various CAA
Section 126 petitions filed by northeast states. DP&L's facilities were identified, among many others, in the rulemaking. DP&L's current NOx reduction strategy to meet the SIP call is expected to satisfy the rulemaking reduction requirements.

On December 14, 2000, the US EPA issued a determination that coal- and oil-fired electric generating units should be regulated for emissions of mercury and hazardous air pollutants. The US EPA will issue proposed rules by December 2003 and final rules by December 2004. The impact of the regulatory determination cannot be determined at this time.

OTHER MATTERS

On December 29, 2000, DPL Inc. announced that it had retained the investment banking firm of Morgan Stanley & Co. Incorporated to explore a range of strategic options to maximize shareholder value, including the possible sale of all or part of the company. On February 15, 2001, DPL Inc. announced that with the current volatile electric market environment and renewed emphasis on generation capacity and reliability, DPL Inc. would pursue its growth strategy as an independent company based on its merchant generation expansion plan. DPL Inc. will continue to monitor the market for the strategic deployment and/or purchase of assets that provide the most value to shareholders.

On January 1, 2001, DPL Inc. adopted the provisions of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"). The impact of adopting SFAS No. 133 was not material to DPL Inc.'s financial position or results of operations. The FASB's Derivative Implementation Group is currently evaluating the application of SFAS No. 133 to certain electricity contracts. On January 1, 2001, DPL Inc. was party to such contracts of which the fair value on that date was not material. Conclusions ultimately reached by the FASB could, however, result in future earnings volatility which may be material.

Consolidated Statement of Results of Operations                        DPL Inc.


                                                                                              For the years ended December 31,
$ in millions except per share amounts                                                      2000             1999            1998
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES
Utility service revenues --

   Electric                                                                               $ 1,089.7       $ 1,056.0       $ 1,070.7
   Gas (Note 3)                                                                               183.8           215.0           211.2
Other revenues                                                                                163.4            67.9            70.3
                                                                                          ---------       ---------       ---------

     Total revenues                                                                         1,436.9         1,338.9         1,352.2
                                                                                          ---------       ---------       ---------

EXPENSES

Fuel and purchased power                                                                      268.2           263.2           257.0
Gas purchased for resale (Note 3)                                                             248.1           184.2           186.4
Operation and maintenance                                                                     194.8           188.4           229.8
Depreciation and amortization (Note 1)                                                        135.6           136.5           127.1
Amortization of regulatory assets, net (Note 4)                                                16.3            24.9            33.4
General taxes                                                                                 129.2           136.6           136.5
                                                                                          ---------       ---------       ---------

     Total expenses                                                                           992.2           933.8           970.2
                                                                                          ---------       ---------       ---------


OPERATING INCOME                                                                              444.7           405.1           382.0

Investment income                                                                              88.8            50.8            21.3
Interest expense                                                                             (140.3)         (110.5)          (92.4)
Other income (deductions) (Note 3)                                                            135.6           (13.2)           (1.4)
Trust preferred distributions by subsidiary (Note 8)                                          (87.3)           --              --
                                                                                          ---------       ---------       ---------

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM                                             441.5           332.2           309.5

Income taxes (Notes 1 and 5)                                                                  156.6           128.0           120.4
                                                                                          ---------       ---------       ---------

INCOME BEFORE EXTRAORDINARY ITEM                                                              284.9           204.2           189.1

Extraordinary item, net of tax (Note 4)                                                       (41.4)           --              --
                                                                                          ---------       ---------       ---------
NET INCOME                                                                                $   243.5       $   204.2       $   189.1
                                                                                          =========       =========       =========

Average Number of Common Shares
  Outstanding (millions)

    Basic                                                                                     127.7           151.4           152.8
    Diluted                                                                                   132.9           151.4           152.8

Earnings Per Share of Common Stock -- Basic

  Income before extraordinary item                                                        $    2.23       $    1.35       $    1.24
  Extraordinary item                                                                          (0.32)           --              --
                                                                                          ---------       ---------       ---------
  Net income                                                                              $    1.91       $    1.35       $    1.24
                                                                                          =========       =========       =========

Earnings Per Share of Common Stock -- Diluted

  Income before extraordinary item                                                        $    2.14       $    1.35       $    1.24
  Extraordinary item                                                                          (0.31)           --              --
                                                                                          ---------       ---------       ---------
  Net income                                                                              $    1.83       $    1.35       $    1.24
                                                                                          =========       =========       =========

Dividends Paid Per Share of Common Stock                                                  $    0.94       $    0.94       $    0.94



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENT OF CASH FLOWS                                   DPL INC.

                                                                                                For the years ended December 31,
$ in millions                                                                                   2000           1999          1998
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Cash received from utility customers                                                        $1,295.3      $1,277.8      $1,255.7
   Other operating cash receipts                                                                  188.1          98.3          88.3
   Cash paid for:
     Fuel and purchased power                                                                    (252.3)       (263.8)       (266.5)
     Purchased gas (Note 3)                                                                      (287.6)       (190.1)       (197.2)
     Operation and maintenance labor                                                              (83.8)        (75.1)        (85.4)
     Nonlabor operating expenditures                                                             (196.0)       (106.5)       (136.5)
     Interest                                                                                    (160.1)        (97.4)        (89.6)
     Income taxes                                                                                (149.0)       (109.0)       (135.5)
     General taxes                                                                               (139.9)       (137.0)       (131.3)
                                                                                               --------      --------      --------

   Net cash provided by operating activities (Note 14)                                            214.7         397.2         302.0
                                                                                               --------      --------      --------

INVESTING ACTIVITIES

   Capital expenditures                                                                          (329.3)       (170.6)       (106.7)
   Purchases of available-for-sale financial assets                                              (344.6)       (479.8)       (359.5)
   Sales of available-for-sale financial assets                                                   188.5         200.3         101.4
   Proceeds from sale of natural gas retail distribution operations                               468.2          --            --
                                                                                               --------      --------      --------

   Net cash used for investing activities                                                         (17.2)       (450.1)       (364.8)
                                                                                               --------      --------      --------

FINANCING ACTIVITIES

   Issuance of long-term debt                                                                     421.0         497.4          98.5
   Issuance (retirement) of short-term debt, net                                                 (294.1)         99.2          79.2
   Retirement of long-term debt                                                                    (5.4)       (241.6)         (3.4)
   Dividends paid on common stock                                                                (121.3)       (142.5)       (143.6)
   Purchase of treasury stock                                                                    (698.9)        (61.4)         --
   Issuance of common stock                                                                        --            --            19.7
   Issuance of trust preferred securities by subsidiary                                           478.8          --            --
   Issuance of warrants                                                                            47.6          --            --
                                                                                               --------      --------      --------
   Net cash provided by (used for) financing activities                                          (172.3)        151.1          50.4
                                                                                               --------      --------      --------

CASH AND TEMPORARY CASH INVESTMENTS --

       Net change                                                                                  25.2          98.2         (12.4)
       Balance at beginning of year                                                               111.9          13.7          26.1
                                                                                               --------      --------      --------

       Balance at end of year                                                                  $  137.1      $  111.9      $   13.7
                                                                                               ========      ========      ========



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Balance Sheet                                             DPL Inc.


                                                                      At December 31,
$ in millions                                                        2000         1999
---------------------------------------------------------------------------------------
ASSETS

PROPERTY
Electric property                                                  $3,522.6    $3,438.6
Gas property (Note 3)                                                  --         332.9
Other property                                                        330.8       128.8
                                                                   --------    --------
     Total property                                                 3,853.4     3,900.3
Accumulated depreciation and amortization                          (1,586.4)   (1,633.5)
                                                                   --------    --------
     Net property                                                   2,267.0     2,266.8
                                                                   --------    --------

CURRENT ASSETS
Cash and temporary cash investments                                   137.1       111.9
Accounts receivable, less provision for uncollectible accounts
  of $6.8 and $4.3, respectively                                      241.6       218.1
Inventories, at average cost                                           46.0        93.1
Prepaid taxes                                                          65.4        94.6
Other                                                                  45.5        71.7
                                                                   --------    --------
     Total current assets                                             535.6       589.4
                                                                   --------    --------

OTHER ASSETS
Financial assets .                                                  1,308.0     1,094.4
Income taxes recoverable through future revenues (Notes 1 and 4)       19.8       168.5
Other regulatory assets (Note 4)                                      146.4        53.3
Other                                                                 159.2       168.0
                                                                   --------    --------
     Total other assets                                             1,633.4     1,484.2
                                                                   --------    --------

TOTAL ASSETS                                                       $4,436.0    $4,340.4
                                                                   ========    ========

CAPITALIZATION AND LIABILITIES

CAPITALIZATION
Common shareholders' equity (Note 7)
   Common stock                                                    $    1.3    $    1.6
   Other paid-in capital, net of treasury stock                        19.5       739.0
   Warrants                                                            50.0        --
   Common stock held by employee plans                               (100.0)      (90.7)
   Accumulated other comprehensive income                             107.5       109.8
   Earnings reinvested in the business                                814.1       691.9
                                                                   --------    --------
     Total common shareholders' equity                                892.4     1,451.6
Preferred stock (Note 8)                                               22.9        22.9
Preferred stock subject to mandatory redemption (Note 8)                0.1        --
Company obligated mandatorily redeemable trust preferred
     securities of subsidiary holding                                 550.0        --
  solely parent debentures (Note 8)
Long-term debt (Note 9)                                             1,758.5     1,336.6
                                                                   --------    --------
     Total capitalization                                           3,223.9     2,811.1
                                                                   --------    --------

CURRENT LIABILITIES
Short-term debt (Note 10)                                              --         294.1
Accounts payable                                                      140.2       130.4
Accrued taxes                                                         223.6       170.6
Accrued interest                                                       42.4        33.1
Other                                                                  22.9        66.6
                                                                   --------    --------
     Total current liabilities                                        429.1       694.8
                                                                   --------    --------

DEFERRED CREDITS AND OTHER
Deferred taxes (Note 5)                                               414.8       471.9
Unamortized investment tax credit                                      60.3        66.4
Insurance and claims costs                                            130.9       140.0
Other                                                                 177.0       156.2
                                                                   --------    --------
     Total deferred credits and other                                 783.0       834.5
                                                                   --------    --------

TOTAL CAPITALIZATION AND LIABILITIES                               $4,436.0    $4,340.4
                                                                   ========    ========

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Shareholders' Equity                         DPL Inc.

                                                                                    Common
                                         Common Stock (a)                            Stock     Accumulated     Earnings
                                      ---------------------    Other                Held by       Other       Reinvested
                                      Outstanding             Paid-in              Employee   Comprehensive     in the
$ in millions                            Shares      Amount   Capital   Warrants     Plans        Income       Business    Total
-----------------------------------------------------------------------------------------------------------------------------------
1998:

          Beginning balance            160,202,949    $1.6      $777.3      $--       $(98.0)      $19.9         $585.2   $1,286.0
          Comprehensive income:
            Net income                                                                                            189.1
            Unrealized gains on
               financial assets,
               net of reclassification                                                              27.3
          adjustments, after tax (b)
          Total comprehensive income                                                                                         216.4
          Common stock dividends                                                                                 (143.6)    (143.6)
          Dividend reinvestment plan     1,070,430                19.8                                                        19.8
          Employee stock plans                                     1.9                   3.6                                   5.5
          Other                             (8,775)                                                                (0.4)      (0.4)
                                       -----------    ----       -----      ----       -----       -----        -------    -------
          Ending balance               161,264,604     1.6       799.0       --        (94.4)       47.2          630.3    1,383.7

1999:

          Comprehensive income:
            Net income                                                                                            204.2
            Unrealized gains on
               financial assets,
               net of reclassification                                                              62.6
          adjustments, after tax (b)
          Total comprehensive income                                                                                         266.8
          Common stock dividends                                                                                 (142.5)    (142.5)
          Treasury stock (c)            (3,463,200)              (61.4)                                                      (61.4)
          Employee stock plans                                     1.3                  3.7                                    5.0
          Other                                                    0.1                                             (0.1)      --
                                       -----------    ----       -----      ----       -----       -----        -------    -------
          Ending balance               157,801,404     1.6       739.0       --        (90.7)      109.8          691.9    1,451.6

2000:

          Comprehensive income:
            Net income                                                                                            243.5
            Unrealized losses on
               financial assets,
          net of
          reclassification                                                                          (2.3)
          adjustments, after tax (b)
          Total comprehensive income                                                                                         241.2
          Common stock dividends                                                                                 (121.3)    (121.3)
          Issuance of securities                                 (23.6)      50.0                                             26.4
          Treasury stock (c)           (30,027,000)   (0.3)     (698.6)                                                     (698.9)
          Employee stock plans                                     2.6                  (9.3)                                 (6.7)
          Other                                                    0.1                                                         0.1
                                       -----------    ----       -----      -----    --------     ------         ------     ------
          Ending balance               127,774,404    $1.3       $19.5      $50.0    $(100.0)     $107.5         $814.1     $892.4
                                       ===========    ====       =====      =====    ========     ======         ======     ======

(a)  $0.01 PAR VALUE, 250,000,000 SHARES AUTHORIZED.

(b)  NET OF TAXES OF $14.7, $33.7, AND $(1.2) MILLION IN 1998, 1999 AND 2000,
     RESPECTIVELY.

(c) TREASURY STOCK IS RECORDED AT COST WITH THE EXCESS OVER PAR VALUE SHOWN AS A REDUCTION TO OTHER PAID-IN CAPITAL. THE TOTAL SHARES HELD IN TREASURY AT DECEMBER 31, 2000 WERE 35,949,807.

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Notes to Consolidated Financial Statements                             DPL Inc.
--------------------------------------------------------------------------------
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounts of DPL Inc. and its wholly-owned subsidiaries are included in the accompanying consolidated financial statements. The Dayton Power and Light Company ("DP&L") is the principal subsidiary. These statements are presented in accordance with accounting principles generally accepted in the United States, which require management to make estimates and assumptions related to future events. Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.

REVENUES AND FUEL

Revenues include amounts charged to customers through fuel and gas recovery clauses, which were adjusted periodically for changes in such costs. Related costs that were recoverable or refundable in future periods were deferred along with the related income tax effects. As of February 2000, DP&L's Electric Fuel Component ("EFC") was fixed at 1.30(cent) per kilowatt-hour through the end of the year and the deferral of over/under-recovered fuel costs was no longer permitted. All remaining deferred fuel balances were amortized to expense in 2000. All gas deferred amounts were included in the sale of the natural gas retail distribution operations (see Note 3). Beginning January 1, 2001, the EFC rate of 1.30(cent) will become part of the base generation rate. Also included in revenues are amounts charged to customers through a surcharge for recovery of arrearages from certain eligible low-income households.

DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of $53.5 million in 2000 and $76.2 million in 1999.

Other revenues include sales by DPL Inc.'s natural gas supply management subsidiary. These revenues are recorded in the period when the gas is delivered. Effective with the year 2000, other revenues also include sales by DPL Inc.'s wholesale merchant energy subsidiary.

PROPERTY, MAINTENANCE AND DEPRECIATION

Property is shown at its original cost. Cost includes direct labor and material and allocable overhead costs.

For the majority of the depreciable property, when a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation.

Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at an average rate of 3.5%.

DPL Inc. and its subsidiaries lease office equipment and office space under operating leases with varying terms. Future minimum rental payments under these operating leases at December 31, 2000 are not material.

REPAIRS AND MAINTENANCE

Costs associated with all planned major work and maintenance activities, primarily power plant outages, are recognized at the time the work is performed. Outage costs include labor, materials and supplies and outside services required to maintain DPL Inc. and DP&L equipment and facilities. These costs are either capitalized or expensed based on DPL Inc. and DP&L defined criteria identifying specific units of property to be capitalized.

INCOME TAXES

Deferred income taxes are provided for all temporary differences between the financial statement basis and the tax basis of assets and liabilities using the enacted tax rate. For rate-regulated business units, additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that the income taxes will be recoverable/refundable through future revenues. Investment tax credits, previously deferred, are being amortized over the lives of the related properties.

CONSOLIDATED STATEMENT OF CASH FLOWS

Temporary cash investments consist of liquid investments with an original maturity of three months or less.

INSURANCE AND CLAIMS COSTS

A wholly-owned captive subsidiary of DPL Inc. provides certain property and liability insurance coverage to DPL Inc. and its other subsidiaries and business interruption and specific risk coverage for DP&L. Insurance and claims costs on the Consolidated Balance Sheet represent insurance reserves of the captive subsidiary. These reserves are provided based on actuarial methods and loss experience data. Such liabilities are determined, in the aggregate, based on a reasonable estimation of probable insured events occurring throughout each period. There is uncertainty associated with the loss estimates, and actual results could differ from the estimates. Modification of these loss estimates based on experience and changed circumstances are then reflected in the period in which the estimate is reevaluated.

FINANCIAL ASSETS

DPL Inc. accounts for its investments in debt and equity securities by classifying the securities into different categories (held-to-maturity and available-for-sale). Available-for-sale securities are carried at fair market value and unrealized gains and losses, net of deferred income taxes, are presented as a separate component of shareholders' equity for those investments. Investments classified as held-to-maturity are carried at amortized cost. The value of equity security investments and fixed maturity investments is based upon market quotations or investment cost that is believed to approximate market. The cost basis for equity security and fixed maturity investments is average cost and amortized cost, respectively.

--------------------------------------------------------------------------------
2. RECENT ACCOUNTING STANDARD

On January 1, 2001, DPL Inc. adopted the provisions of the Financial Accounting Standard Board's ("FASB") Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"). The impact of adopting SFAS No. 133 was not material to DPL Inc.'s financial position or results of operations. The FASB's Derivative Implementation Group is currently evaluating the application of SFAS No. 133 to certain electricity contracts. On January 1, 2001, DPL Inc. was party to such contracts of which the fair value on that date was not material. Conclusions ultimately reached by the FASB could, however, result in future earnings volatility which may be material.


--------------------------------------------------------------------------------
3. SALE OF THE GAS BUSINESS

In October 2000, DP&L sold its natural gas retail distribution assets and certain liabilities for $468 million in cash. The transaction was valued pursuant to an arms-length negotiation and resulted in a pre-tax gain of $183 million ($121 million net of tax), which is reflected in "other income (deductions)" on the Consolidated Statement of Results of Operations. Proceeds from the sale were used to finance the regional merchant generation expansion and reduce outstanding short-term debt.


--------------------------------------------------------------------------------
4. REGULATORY MATTERS

DP&L applies the provisions of the FASB Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71") to its regulated operations. This accounting standard provides for the deferral of costs authorized for future recovery by regulators. Based on existing regulatory authorization, regulatory assets on the Consolidated Balance Sheet include:

                                                               At December 31,
$ in millions                                                2000          1999
--------------------------------------------------------------------------------
Income taxes recoverable
  through future revenues (b)                              $ 19.8         $168.5
Regulatory transition costs (a)                             144.8           --
Other costs (b)                                               1.6           53.3
                                                           ------         ------
     Total                                                 $166.2         $221.8
                                                           ======         ======


(a) During 1999, legislation was enacted in Ohio, which restructures the state's electric utility industry ("the Legislation"). Beginning in 2001, electric generation, aggregation, power marketing and power brokerage services supplied to Ohio retail customers are not subject to regulation by the Public Utilities Commission of Ohio ("PUCO"). As required by the Legislation, DP&L filed its transition plan ("the Plan") at the PUCO in 1999, which included an application for DP&L to receive transition revenues to recover regulatory assets and other potentially stranded costs. Final PUCO approval of the plan was received in September 2000.

The Plan, which began in January 2001, provides for a three-year transition period ("the transition period") ending December 31, 2003, at which time DP&L's generation business unit will be fully merchant. As a result of the PUCO final approval of the transition plan and tariff schedules, the application of SFAS No. 71 was discontinued for generation-related assets. Transmission and distribution services, which continue to be regulated based on PUCO-approved cost based rates, continue to apply SFAS No. 71. The plan, as approved, provides for the recovery of a portion of DP&L's transition costs, including generation-related regulatory assets, during the transition period. Based on DP&L's assessment of recoveries of regulatory assets during the transition period, a $63.7 million before tax benefits ($41.4 million net of taxes) reduction of generation-related regulatory assets was recorded in the third quarter of 2000 as an extraordinary item in accordance with FASB Statement of Accounting Standards No. 101, "Regulated Enterprises-Accounting for the Discontinuation of Application of FASB Statement No. 71" and other generation-related regulatory assets were reclassified to the "Regulatory transition costs" asset.

(b) Certain deferred costs remain authorized for recovery by regulators. These relate primarily to DP&L's electric transmission and distribution operations and are being amortized over the recovery period of the assets involved.


--------------------------------------------------------------------------------
5. INCOME TAXES

                                                For the years ended December 31,
$ in millions                                     2000      1999      1998
-------------------------------------------------------------------------------
COMPUTATION OF TAX EXPENSE
Federal income tax (a)                           $155.0    $116.5    $108.6
Increases (decreases) in tax from -
   Regulatory assets                                --        4.4       4.0
   Depreciation                                     6.5      13.1      12.5
   Investment tax credit amortized                 (6.1)     (3.0)     (3.0)
   Other, net                                       1.2      (3.0)     (1.7)
                                                 ------    ------    ------
     Total tax expense                           $156.6    $128.0    $120.4
                                                 ======    ======    ======

                                                For the years ended December 31,
                                                  2000      1999      1998
-------------------------------------------------------------------------------
COMPONENTS OF TAX EXPENSE
Taxes currently payable                          $236.1    $112.6    $136.1
Deferred taxes--
   Regulatory assets                              (13.3)     (5.8)     (8.3)
   Liberalized depreciation and amortization      (28.2)      8.6       6.7
   Fuel and gas costs                              (7.2)      9.2      (5.8)
   Insurance and claims costs                       1.2       5.2      (1.1)
   Recapitalization                               (16.8)     --        --
   Other                                           (9.1)      1.2      (4.2)
Deferred investment tax credit, net                (6.1)     (3.0)     (3.0)
                                                 ------    ------    ------
     Total tax expense                           $156.6    $128.0    $120.4
                                                 ======    ======    ======


(A) THE STATUTORY RATE OF 35% WAS APPLIED TO PRE-TAX INCOME BEFORE PREFERRED DIVIDENDS.

COMPONENTS OF DEFERRED TAX ASSETS AND LIABILITIES

                                                            At December 31,
$ in millions                                             2000            1999
--------------------------------------------------------------------------------
NON-CURRENT LIABILITIES

Depreciation/property basis                            $(406.8)        $(429.7)
Income taxes recoverable                                 (17.3)          (58.9)
Regulatory assets                                        (50.6)          (16.3)
Investment tax credit                                     21.1            23.2
Other                                                     38.8             9.8
                                                        ------          ------
   Net non-current liability                           $(414.8)        $(471.9)
                                                        ======          ======

NET CURRENT ASSET (LIABILITY)                           $ 11.1          $(10.0)
                                                        ======          ======

--------------------------------------------------------------------------------
6. PENSIONS AND POSTRETIREMENT BENEFITS

PENSIONS

Substantially all DP&L employees participate in pension plans paid for by DP&L. Employee benefits are based on their years of service, age, compensation and year of retirement. The plans are funded in amounts actuarially determined to provide for these benefits.

The following tables set forth the plans' obligations, assets and amounts recorded in Other assets on the Consolidated Balance Sheet at December 31:

$ in millions                                                  2000        1999
--------------------------------------------------------------------------------
CHANGE IN PROJECTED BENEFIT OBLIGATION

Benefit obligation, January 1                                 $272.8     $269.2
Service cost                                                     5.1        5.9
Interest cost                                                   18.9       16.2
Amendments                                                      21.1       --
Curtailment (a)                                                 (3.1)      --
Actuarial (gain) loss                                          (26.6)      (3.8)
Benefits paid                                                  (14.5)     (14.7)
                                                              ------     ------
Benefit obligation, December 31                                273.7      272.8
                                                              ------     ------

CHANGE IN PLAN ASSETS

Fair value of plan assets, January 1                           421.3      358.9
Actual return on plan assets                                   (45.5)      77.0
Benefits paid                                                  (14.5)     (14.6)
                                                              ------     ------
Fair value of plan assets, December 31                         361.3      421.3
                                                              ------     ------

Plan assets in excess of projected benefit obligation           87.6      148.5
Actuarial gain                                                 (45.8)    (101.8)
Unamortized prior service cost                                  23.2        9.8
Unamortized transition obligation                               --         (2.8)
                                                              ------     ------
Net pension assets                                            $ 65.0     $ 53.7
                                                              ======     ======

(A) THE CURTAILMENT WAS RECOGNIZED AS A RESULT OF THE SALE OF THE NATURAL GAS RETAIL DISTRIBUTION OPERATIONS ON OCTOBER 31, 2000 (SEE NOTE 3).

Assumptions used in determining the projected benefit obligation were as follows:

                                                   2000       1999        1998
                                                 -------    -------     -------
Discount rate for obligations                     7.25 %       6.25%       6.25%
Expected return on plan assets                    9.00 %       7.50%       7.50%
Average salary increases                          5.00 %       5.00%       5.00%


The following table sets forth the components of pension expense (portions of which were capitalized):

$ in millions                                          2000      1999      1998
--------------------------------------------------------------------------------
EXPENSE FOR YEAR

Service cost                                          $ 5.1     $ 5.9     $ 5.9
Interest cost                                          18.9      16.2      15.9
Expected return on plan assets                        (33.9)    (25.3)    (23.3)
Amortization of unrecognized:
  Actuarial (gain) loss                                (5.0)     (0.5)      1.2
  Prior service cost                                    4.2       2.1       2.1
  Transition obligation                                (2.8)     (4.3)     (4.2)
                                                      -----     -----     -----
Net pension cost                                      (13.5)     (5.9)     (2.4)
  Curtailment (a)                                       2.1      --        --
                                                      -----     -----     -----
Net pension cost after curtailment                   $(11.4)    $(5.9)    $(2.4)
                                                      =====     =====     =====

(a)THE CURTAILMENT WAS RECOGNIZED AS A RESULT OF THE SALE OF THE NATURAL GAS RETAIL DISTRIBUTION OPERATIONS ON OCTOBER 31, 2000 (SEE NOTE 3).

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

The following tables set forth the accumulated postretirement benefit obligation ("APBO"), assets and funded status amounts recorded in Other Deferred Credits on the Consolidated Balance Sheet at December 31:

$ in millions                                                   2000      1999
-------------------------------------------------------------------------------
CHANGE IN APBO
Benefit obligation, January 1                                  $32.4      $32.9
Interest cost                                                    2.2        2.0
Curtailment (a)                                                 (0.1)      --
Actuarial (gain) loss                                           (1.0)       0.2
Benefits paid                                                   (2.7)      (2.7)
                                                               -----      -----
Benefit obligation, December 31                                 30.8       32.4
                                                               -----      -----


                                     141


CHANGE IN PLAN ASSETS
Fair value of plan assets, January 1                          10.9         12.4
Actual return on plan assets                                   1.0         (0.3)
Company contributions                                          1.7          1.4
Benefits paid                                                 (2.7)        (2.6)
                                                             -----        -----
Fair value of plan assets, December 31                        10.9         10.9
                                                             -----        -----

APBO in excess of plan assets                                 19.9         21.5
Unamortized transition obligation                             (6.9)       (10.0)
Actuarial gain                                                21.8         22.7
                                                             -----        -----
Accrued postretirement benefit liability                     $34.8        $34.2
                                                             =====        =====

Assumptions used in determining the projected benefit obligation were as follows:

                                                   2000        1999        1998
-------------------------------------------------------------------------------
Discount rate for obligations                      7.25%       6.25%       6.25%
Expected return on plan assets                     7.00%       5.70%       5.70%

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.5% and 8.0% for 2000 and 1999, respectively, and decreases to 5.0% by 2005. A one percentage point change in the assumed health care trend rate would affect the service and interest cost by $0.1 million. A one percentage point increase in the assumed health care trend rate would increase the postretirement benefit obligation by $2.0 million; and a one percentage point decrease would decrease the benefit obligation by $1.6 million.

The following table sets forth the components of postretirement benefit expense:

$ in millions                                              2000     1999   1998
--------------------------------------------------------------------------------
EXPENSE FOR YEAR
Interest cost                                              $2.2    $2.0    $2.0
Expected return on plan assets                             (0.7)   (0.7)   (1.0)
Amortization of unrecognized:
  Actuarial (gain) loss                                    (2.2)   (2.4)   (2.2)
  Transition obligation                                     2.9     3.0     3.0
                                                           ----    ----    ----
Postretirement benefit cost                                 2.2     1.9     1.8
  Curtailment (a)                                           0.1     --      --
                                                           ----    ----    ----
Postretirement benefit cost after curtailment              $2.3    $1.9    $1.8
                                                           ====    ====    ====

(a) THE CURTAILMENT WAS RECOGNIZED AS A RESULT OF THE SALE OF THE NATURAL GAS RETAIL DISTRIBUTION OPERATIONS ON OCTOBER 31, 2000 (SEE NOTE 3).


--------------------------------------------------------------------------------
7. COMMON SHAREHOLDERS' EQUITY

DPL Inc. has a leveraged Employee Stock Ownership Plan ("ESOP") to fund matching contributions to DP&L's 401(k) retirement savings plan and certain other payments to full-time employees. Common shareholders' equity is reduced for the cost of 4,918,537 unallocated shares held by the trust and for 2,813,354 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

Dividends received by the ESOP are used to repay the loan to DPL Inc. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce interest and principal on the loan.

Cumulative shares allocated to employees and outstanding for the calculation of earnings per share were 2,143,871 in 2000, 1,933,653 in 1999, and 1,646,780 in
1998. Compensation expense, which is based on the fair value of the shares allocated, amounted to $3.8 million in 2000, $3.5 million in 1999 and $4.0 million in 1998.

DPL Inc. had 902,490 authorized but unissued shares reserved for its dividend reinvestment plan at December 31, 2000. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

DPL Inc. purchased 25 million shares of its common stock in a Dutch Auction self-tender in March 2000. Through December 31, 2000, DPL Inc. repurchased an additional 5.0 million shares under an authorized share repurchase program of up to 6.6 million shares. These shares are held as treasury stock and represent authorized but unissued shares.

DPL Inc. has a Shareholder Rights Plan pursuant to which four-ninths of a Right is attached to and trades with each outstanding DPL Inc. Common Share. The Rights would separate from the Common Shares and become exercisable in the event of certain attempted business combinations.

As part of DPL Inc.'s recapitalization transaction (see Note 8), 31.6 million warrants were issued, representing approximately 25% of DPL Inc. shares currently outstanding, with a term of 12 years, and an exercise price of $21 per share. These warrants were sold for an aggregate purchase price of $50 million. Pursuant to the warrant agreement, DPL Inc. has reserved out of its authorized shares of common stock a number of shares sufficient to provide for the exercise in full of all outstanding warrants.

--------------------------------------------------------------------------------
8. PREFERRED STOCK

DPL  Inc.:
o    No par value, 8,000,000 shares authorized, 6,800,000 shares outstanding.

o As part of DPL Inc.'s recapitalization, 6.8 million shares of mandatorily redeemable voting preferred securities, redeemable par value of $0.01 per share, were issued at an aggregate purchase price of $68,000. These preferred securities carry voting rights for up to 4.9% of DPL Inc.'s total voting rights and the nomination of one Board seat.

DP&L:
 o $25 par value, 4,000,000 shares authorized, no shares outstanding; and $100 par value, 4,000,000 shares authorized, 228,508 shares without mandatory redemption provisions outstanding.

               Current Redemption  Current Shares    Par Value at December 31,
Series/Rate           Price         Outstanding    2000 and 1999 ($ in millions)
--------------------------------------------------------------------------------
A  3.75%             $102.50           93,280              $9.3
B  3.75%             $103.00           69,398               7.0
C  3.90%             $101.00           65,830               6.6
                                      --------            ------
     Total                            228,508             $22.9
                                      ========            ======

The shares may be redeemed at the option of DP&L at the per share prices indicated, plus cumulative accrued dividends.

In February 2000, DPL Inc. entered into a series of recapitalization transactions including the issuance of $550 million of a combination of voting preferred and trust preferred securities and warrants to an affiliate of investment company Kohlberg Kravis Roberts & Co. ("KKR"). The trust preferred securities sold to KKR have an aggregate face amount of $550 million, were issued at an initial discounted aggregate price of $500 million, have a maturity of 30 years (subject to acceleration six months after the exercise of the warrants), and pay distributions at a rate of 8.5% of the aggregate face amount per year. DPL Inc. recognized the entire trust preferred securities original issue discount of $50 million in 2000. The proceeds from this recapitalization were used to finance the regional merchant generation expansion, repurchase 30.0 million shares of DPL Inc. common shares, and reduce outstanding short-term debt.

--------------------------------------------------------------------------------
9. LONG-TERM DEBT

                                                     At December 31,
$ in millions                                      2000        1999
--------------------------------------------------------------------------------
First mortgage bonds maturing:
  2024-2026 8.01% (a)                             $446.0      $446.0
  Pollution control series maturing
     through 2027 6.43% (a)                        106.0       106.4
                                                --------    --------
                                                   552.0       552.4
Guarantee of Air Quality Development

    Obligations 6.10% Series due 2030              110.0       110.0
Senior Notes 6.25% Series due 2008                 100.0       100.0
Senior Notes 8.25% Series due 2007                 425.0         --
Senior Notes 6.67% Series due 2004 (b)             500.0       500.0
Notes maturing through 2007 - 7.83%                 70.0        76.0
Obligation for capital lease                         4.9         --
Unamortized debt discount and premium (net)         (3.4)       (1.8)
                                                --------    --------
     Total                                      $1,758.5    $1,336.6
                                                ========    ========

(a)  WEIGHTED AVERAGE INTEREST RATES FOR 2000 AND 1999.

(b)  IN MARCH 2000, THE INTEREST RATE ADJUSTED FROM 6.32% TO 6.67%

The amounts of maturities and mandatory redemptions for first mortgage bonds, notes, and the capital lease are (in millions) $7.0 in 2001, $8.0 in 2002, $9.0 in 2003, $511.0 in 2004, and $13.0 in 2005. Substantially all property of DP&L is subject to the mortgage lien securing the first mortgage bonds.

During 2000, $425 million of a series of Senior Notes due 2007 were issued with an interest rate of 8.25%. The proceeds were used to finance the regional merchant generation expansion, repurchase 30.0 million shares of DPL Inc. common shares, and reduce outstanding short-term debt.

During 1999, DPL Inc. completed a private placement issuance of $500 million of Senior Notes due 2004, with an interest rate of 6.32%. The proceeds were used for the redemption of DP&L's $225 million 8.40% Series of First Mortgage Bonds, the reduction of short-term debt and for general corporate purposes.

--------------------------------------------------------------------------------
10.    NOTES PAYABLE AND COMPENSATING BALANCES

DPL Inc. and its subsidiaries have up to $300 million available through revolving credit agreements with a consortium of banks. A $200 million agreement expires in 2001 and the other, for up to $100 million, also expires in 2001. Facility fees are approximately $500,000 per year. The primary purpose of the revolving credit facilities is to provide back-up liquidity for the commercial paper program. At December 31, 2000 and 1999, DPL Inc. had no outstanding borrowings under these credit agreements.

DP&L has $75.0 million available in short-term informal lines of credit. The commitment fees are immaterial. Borrowings at December 31, 2000 and 1999 were zero.

DPL Inc. had no outstanding commercial paper balances at year-end 2000 and $171.0 million outstanding at a weighted average interest rate of 6.0% at December 31, 1999. DP&L had no outstanding commercial paper balances at year-end 2000 and $123.1 million in commercial paper outstanding at a weighted average interest rate of 5.9% at December 31, 1999.


--------------------------------------------------------------------------------
11. EMPLOYEE STOCK PLANS

In 2000, DPL Inc.'s Board of Directors adopted and its shareholders approved The DPL Inc. Stock Option Plan. On February 1, 2000, options were granted at an exercise price of $21.00, which was above the market price of $19.06 per share on that date. The exercise price of options granted after that date approximated the market price of the stock on the date of grant. Options granted represent three-year awards, vest five years from the grant date, and expire ten years from the grant date. At December 31, 2000, there were 390,000 options available for grant.

Summarized stock option activity was as follows:

                                                                         2000
                                                                    ------------
Options granted at beginning of year
   Granted                                                             7,610,000
   Exercised                                                                --
   Expired                                                                  --
Outstanding at year-end                                                7,610,000
Exercisable at year-end                                                     --
--------------------------------------------------------------------------------
Weighted average option prices per share:
   At beginning of year                                                $    --
     Granted                                                               22.10
     Exercised                                                              --
     Expired                                                                --
   Outstanding at year-end                                                 22.10
   Exercisable at year-end                                             $    --


The weighted-average fair value of options granted was $3.65 per share in 2000. The fair values of options were estimated as of the date of grant using a Black-Scholes option pricing model. The weighted averages for the assumptions used in determining the fair values of options granted in 2000 were as follows: expected lives of 5.1 years, expected volatility of 18.5%, a dividend yield of 3.5%, and a risk-free interest rate of 6.8%.

DPL Inc. has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, compensation expense of $2.3 million was recorded for grants issued prior to the measurement date for accounting purposes. If DPL Inc. had used a fair-value method of accounting for stock-base compensation cost, reported net income for 2000 would have been $242.1 million. Basic earnings per share and diluted earnings per share for 2000 would have been $1.90 and $1.82, respectively.

The following table reflects information about stock options outstanding at December 31, 2000:

                                                    OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                           Weighted-Average
  Range of Exercise                        Contractual Life      Weighted-Average
       Prices         Number Outstanding      (in years)          Exercise Price         Number      Weighted-Average
                                                                                       Exercisable    Exercise Price
---------------------------------------------------------------------------------------------------------------------
   $21.00-$29.63           7,610,000              9.2                 $22.10                --               --


--------------------------------------------------------------------------------
12.  OWNERSHIP OF FACILITIES

DP&L and other Ohio utilities have undivided ownership interests in seven electric generating facilities and numerous transmission facilities. Certain expenses, primarily fuel costs for the generating units, are allocated to the owners based on their energy usage. The remaining expenses, as well as investments in fuel inventory, plant materials and operating supplies, and capital additions, are allocated to the owners in accordance with their respective ownership interests. As of December 31, 2000, DP&L had $47 million of construction in progress at such facilities. DP&L's share of the operating cost of such facilities is included in the Consolidated Statement of Results of Operations, and its share of the investment in the facilities is included in the Consolidated Balance Sheet.

The following table presents DP&L's undivided ownership interest in such facilities at December 31, 2000:

                                                                   DP&L
                                        DP&L Share              INVESTMENT
                                  ----------------------------------------------
                                              Production       Gross Plant
                                  Ownership    Capacity          in Service
                                    (%)          (MW)         ($ in millions)
--------------------------------------------------------------------------------
Production Units:
  Beckjord Unit 6                   50.0        210              $ 56
  Conesville Unit 4                 16.5        129                31
  East Bend Station                 31.0        186               152
  Killen Station                    67.0        418               381
  Miami Fort Units 7&8              36.0        360               125
  Stuart Station                    35.0        823               256
  Zimmer Station                    28.1        365               993
Transmission (at
  varying percentages)                                             70


---------------------------------------------------- ---------------------------
13. EARNINGS PER SHARE

Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted-average number of common and common equivalent shares outstanding during the year.

The following illustrates the reconciliation of the numerators and denominators of the basic and diluted EPS computations for income before extraordinary item (prior year periods are not presented because no potentially dilutive securities were outstanding in the prior year):

                                                       2000
                                     -----------------------------------------

In millions except                     Income(a)      Shares       Per Share
 per share amounts                   (Numerator)   (Denominator)    Amount
                                    ------------   ------------   ------------
BASIC EPS                               $284.9          127.7          $2.23
                                                                       =====

EFFECT OF DILUTIVE SECURITIES

Warrants                                    --            4.5
Stock Option Plan                           --            0.7
                                        ------           ----


DILUTED EPS                             $284.9          132.9          $2.14
                                        ======          =====          ======

(A) INCOME BEFORE EXTRAORDINARY ITEM

--------------------------------------------------------------------------------
14. RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

                                                For the years ended December 31,
$ in millions                                         2000      1999      1998
-------------------------------------------------------------------------------
Net income                                           $243.5    $204.2    $189.1
Adjustments:
   Depreciation and amortization                      135.6     136.5     127.1
   Amortization of trust preferred discount            50.0      --        --
   Income from investing activities                   (52.1)    (31.2)     (8.0)
   Non-cash extraordinary item, net of tax             41.4      --        --
   Gain on sale of natural gas retail distribution
      operations                                     (182.5)     --        --
   Amortization of regulatory assets, net              16.3      25.8      33.0
   Operating expense provisions                        17.8     (21.0)      9.1
   Deferred income taxes                              (79.5)     15.4     (15.7)
   Other deferred credits                              29.0       2.3      15.4
   Accounts receivable                                (45.8)      9.6     (16.3)
   Accounts payable                                    (4.6)     26.5     (24.1)
   Accrued taxes payable                               60.7       5.4       6.6
   Inventory                                           (6.1)     19.3     (24.9)
   Other                                               (9.0)      4.4      10.7
                                                     ------    ------    ------
Net cash provided by operating activities            $214.7    $397.2    $302.0
                                                     ======    ======    ======


--------------------------------------------------------------------------------
15.  BUSINESS SEGMENT REPORTING

DPL Inc.'s principal subsidiary, DP&L, sells and distributes electricity to residential, commercial, industrial and governmental customers within a 6,000 square mile service territory. DP&L also sold and distributed natural gas until October 31, 2000, at which time DP&L sold its natural gas retail distribution assets and certain liabilities (see Note 3).

For purposes of the segment disclosure required by the FASB Statement of Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," DPL Inc.'s results are classified in two reportable segments, electric and natural gas. Amounts attributed to segments below the quantitative thresholds for separate disclosure are primarily for a natural gas supply management subsidiary, a wholesale merchant energy subsidiary, street lighting services, insurance, and financial support services.

SEGMENT INFORMATION
                                                          For the years ended December 31,
$ in millions                                                2000       1999       1998
----------------------------------------------------------------------------------------
ELECTRIC
Revenues from external customers                          $1,089.7   $1,056.0   $1,070.7
Intersegment revenues                                          2.4        4.5        4.8
Depreciation and amortization                                122.9      125.9      118.0
Earnings before interest, taxes, and extraordinary item
                                                             389.4      352.7      336.2
Segment assets                                             2,516.1    2,584.0    2,702.1
Expenditures - construction additions                        117.8       69.9      101.1

NATURAL GAS (a)
Revenues from external customers                             183.8      215.0      211.2
Intersegment revenues                                          4.0        3.9        2.8
Depreciation and amortization                                  7.4        8.1        7.5
Earnings before interest, taxes, and extraordinary item
                                                              24.2       27.2       23.9
Segment assets                                                --        321.7      322.7
Expenditures - construction additions                          7.1        9.6        9.7


OTHER

Revenues from external customers                             163.4       67.9       70.3
Intersegment revenues                                          8.9       12.6       20.9
Depreciation and amortization                                  5.3        2.5        1.6
Earnings before interest, taxes, and extraordinary item
                                                              31.1       25.2       21.9
Segment assets                                               365.7      114.6       25.7
Expenditures - construction additions                        219.0       87.0        0.6

TOTAL

Revenues from external customers                           1,436.9    1,338.9    1,352.2
Intersegment revenues                                         15.3       21.0       28.5
Depreciation and amortization                                135.6      136.5      127.1
Earnings before interest, taxes, and extraordinary item
                                                             444.7      405.1      382.0
Segment assets                                             2,881.8    3,020.3    3,050.0
Expenditures - construction additions                        343.9      166.5      111.4

RECONCILIATION (b)
                                                                  For the years ended December 31,
$ in millions                                                       2000        1999        1998
-------------------------------------------------------------------------------------------------
PROFIT OR LOSS

Total earnings before interest, taxes, and  extraordinary item
                                                                 $  444.7    $  405.1    $  382.0
Investment income                                                    88.8        50.8        21.3
Other income and deductions                                         135.6       (13.2)       (1.4)
Interest expense                                                   (140.3)     (110.5)      (92.4)
Trust preferred distributions by subsidiary                         (87.3)
                                                                 --------    --------    --------
Income before income taxes and extraordinary item
                                                                 $  441.5    $  332.2    $  309.5
                                                                 ========    ========    ========

ASSETS

Total segment assets                                             $2,881.8    $3,020.3    $3,050.5
Unallocated corporate assets                                      1,554.2     1,320.1       805.4
                                                                 --------    --------    --------
  Total Assets                                                   $4,436.0    $4,340.4    $3,855.9
                                                                 ========    ========    ========

(a) DP&L SOLD ITS NATURAL GAS RETAIL DISTRIBUTION ASSETS AND CERTAIN LIABILITIES ON OCTOBER 31, 2000 (SEE NOTE 3).

(b)  FOR  CATEGORIES  NOT RECONCILED  ABOVE,  SEGMENT  TOTALS EQUAL
     CONSOLIDATED TOTALS.

--------------------------------------------------------------------------------
16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

                                                                                      At December 31,
                                                              2000                                             1999
                                            ----------------------------------------------------------------------------------------
                                                          Gross Unrealized                            Gross Unrealized
                                                        --------------------                         ------------------

$ in millions                               Fair Value    Gains     Losses      Cost     Fair Value   Gains      Losses      Cost
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

Available-for-sale equity                    $1,336.9   $  199.4   $  (33.2)   $1,170.7   $1,113.1   $  182.1   $  (13.2)   $  944.2
securities

Held-to-maturity securities:
   Debt securities (a)                           50.2        0.8       --          49.4       45.8       --         (1.1)       46.9
   Temporary cash investments                   112.3       --         --         112.3       83.3       --         --          83.3
                                             --------   --------   --------    --------   --------   --------   --------    --------
       Total                                 $1,499.4   $  200.2   $  (33.2)   $1,332.4   $1,242.2   $  182.1   $  (14.3)   $1,074.4

Liabilities (b)
Debt                                         $1,795.0                          $1,765.5   $1,605.0                          $1,636.0

Capitalization

Unallocated stock in ESOP                    $  163.1                          $   62.7   $   88.7                          $   65.3

(a)  MATURITIES RANGE FROM 2001 TO 2010.

(b)  INCLUDES CURRENT MATURITIES.

     Gross realized gains (losses) were $56.6 and $(5.2) million in 2000, $31.7 and $(1.2) million in 1999, $19.5 and $(1.0) million in 1998, respectively.

Report of Independent Accountants

PRICEWATERHOUSECOOPERS LLP

To the Board of Directors and Shareholders of DPL Inc.

     In our opinion, the accompanying Consolidated Balance Sheet and the related Consolidated Statements of Results of Operations, of Shareholders' Equity, and of Cash Flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

/s/  PricewaterhouseCoopers LLP
Dayton, Ohio
January 29, 2001

Financial and Statistical Summary                                       DPL Inc.

                                                               2000           1999         1998            1997             1996
------------------------------------------------------------------------------------------------------------------------------------
              FOR THE YEARS ENDED DECEMBER 31,
DPL INC.:     Earnings per share of common stock            $   2.23(a)       1.35           1.24           1.20           1.15
              Dividends paid per share                      $   0.94          0.94           0.94           0.91           0.87
              Dividend payout ratio                         %   42.2(a)       69.6           75.8           75.8           75.7
              Income before extraordinary item              $  284.9         204.2          189.1          181.4          172.9
              (millions)
              Utility service revenues (millions)           $1,273.5       1,271.0        1,281.9        1,252.2        1,256.1
              Construction additions (millions)             $  343.9         166.5          111.4          110.6          115.5
              Market value per share at December 31         $  33.19         17.31          21.63          19.19          16.19

DP&L:         Electric sales (millions of kWh) - (b)
                 Residential                                   4,816         4,725          4,790          4,788          4,924
                 Commercial                                    3,539         3,390          3,518          3,408          3,407
                 Industrial                                    4,851         4,876          4,655          4,749          4,540
                 Other                                         4,317         3,876          4,518          3,664          3,443
                                                              ------        ------         ------         ------         ------
                   Total                                      17,523        16,867         17,481         16,609         16,314

              Gas sales (thousands of MCF) -- (c)
                 Residential                                  18,538        24,450         24,877         29,277         31,087
                 Commercial                                    5,838         7,647          7,433          9,567          9,424
                 Industrial                                    2,034         2,246          1,916          2,520          3,404
                 Other                                           776         1,182          1,699          2,153          2,829
                 Transported gas                              16,105        20,190         17,788         18,523         16,953
                                                              ------        ------         ------         ------         ------
                   Total                                      43,291        55,715         53,713         62,040         63,697

              AT DECEMBER 31,

DPL INC.:     Book value per share                          $   7.43          9.65           9.01           8.45           7.97
              Total assets (millions)                       $4,436.0       4,340.4        3,855.9        3,585.2        3,418.7
              Long-term debt (millions)                     $1,758.5       1,336.6        1,065.9          971.0        1,014.3

DP&L:         First mortgage bond ratings --
                 Fitch                                            AA            AA             AA             AA             AA
                 Standard & Poor's Corporation                  BBB+           AA-            AA-            AA-            AA-
                 Moody's Investors Service                        A2           Aa3            Aa3            Aa3            Aa3

              NUMBER OF SHAREHOLDERS

DPL INC.:     Common                                          35,903        39,399         41,791         43,689         46,532
DP&L:         Preferred                                          471           509            559            625            684

(a) Represents Basic Earnings Per Share before extraordinary item. Basic EPS and the dividend payout ratio for 2000 were $1.56 and 60.3%, respectively, before non-recurring (see Notes 3 and 8) and extraordinary items (see Note
     4).

(b) Electric sales include electric peaking generation capacity sales. (c) On October 31, 2000, DP&L completed the sale of its natural gas retail distribution assets and certain liabilities (see Note 3).

Selected Quarterly Information (Unaudited)

                                                                                For the Three Months Ended
$ in millions except per share                       March 31,            June 30,            September 30,          December 31,
amounts                                           2000       1999       2000       1999       2000       1999      2000        1999
------------------------------------------------------------------------------------------------------------------------------------
Utility service revenues                       $  360.3   $  362.4   $  292.0   $  276.6   $  320.7   $  319.2   $  300.5   $  312.8
Income before income taxes and
  extraordinary item                               82.8      117.4       23.5       59.3       83.3       90.8      251.9       64.6
Income before extraordinary item                   50.1       72.5       15.8       37.4       53.2       53.6      165.8       40.7
Net income                                         50.1       72.5       15.8       37.4       11.8       53.6      165.8       40.7
Earnings per share of common stock:
BASIC

  Before extraordinary item                        0.34       0.47       0.13       0.25       0.44       0.36       1.38(b)    0.27
  Net income                                       0.34       0.47       0.13       0.25       0.10(a)    0.36       1.38(b)    0.27
DILUTED

  Before extraordinary item                        0.34       0.47       0.12       0.25       0.41       0.36       1.27       0.27
  Net income                                       0.34       0.47       0.12       0.25       0.09       0.36       1.27       0.27
Dividends paid per share                          0.235      0.235      0.235      0.235      0.235      0.235      0.235      0.235
Common stock market price  - High                 22.31      21.69      24.38      19.88      30.71      19.63      33.69      20.31
                           - Low                  16.63      16.50      21.94      16.38      22.75      16.94      26.69      16.63

(a) Results include extraordinary item associated with the deregulation order (see Note 4).

(b) Results include the gain on the sale of the natural gas retail distribution operations (see Note 3).