Form 10-K405, Exhibit 13
period 2001-12-31
DPL INC
filed 2002-03-29
CIK 787250

Exhibit 13 - Annual Report to Shareholders (pages 1 and 13-28)

Financial & Operating Highlights

                                                          2001       2000    % change
Financial Performance:

Earnings per share of common stock
 before non-recurring and extraordinary items
       Basic                                          $      1.87     1.56       20
       Diluted                                        $      1.76     1.50       17
   Cash provided by operating activities (millions)   $     309.9    203.5       52
   Return on shareholders' equity (Basic)             %      25.6     20.8
   Dividends paid per share                           $      0.94     0.94       --
   Book value per share at December 31                $      6.91     7.43       (7)
   Average number of common shares
   outstanding (millions)
       Basic                                                119.1    127.7       (7)
       Diluted                                              126.6    132.9       (5)

Operating Performance:

   System peak load-MW (calendar year)                      3,045    2,866        6
   Total energy additions (millions)                  $     338.9    343.9       (1)
   Environmental additions (millions)                 $      57.8     15.2      280
   Additions paid from internal funds                 %        91       59
   Average price per kWh (calendar year)              CENTS  6.50     6.25        4
     Fuel efficiency -
       Heat rate- Btu per kWh                               9,901    9,918       --
       Industry average                                    10,272   10,242       --

Overview

DPL Inc. ("DPL") reported record earnings of $1.87 per share for 2001, an increase of 20% over 2000 earnings of $1.56 per share and up 38% from the $1.35 per share in 1999. (Earnings per share numbers are before extraordinary and non-recurring items and share dilution.) Growth from increased wholesale sales, sales of capacity from DPL's 2001 and 2000 peaking generation capacity additions, and increased retail revenues were the primary drivers.

Results for 2001 included net non-recurring items of $6.0 million after tax or $0.05 per share, reflecting the adoption of the new accounting standard for derivatives in the first quarter, and charges associated with a voluntary early retirement program completed in June 2001 and a non-union workforce reduction program completed in November 2001.

Several events affected DPL's results in 2000 as it prepared for the deregulation of the energy markets. In the first quarter, DPL completed its leveraged recapitalization and realigned its compensation programs more fully with shareholders' interests. In the third quarter, DPL's subsidiary, The Dayton Power and Light Company ("DP&L"), received an order from the Public Utilities Commission of Ohio ("PUCO") approving its deregulation transition plan ("Transition Plan"), which resulted in the elimination of regulatory accounting for the generation business. In the fourth quarter, DPL completed the sale of its natural gas retail distribution operations.

Each of these non-recurring events affected 2001 and 2000 earnings per share as outlined below:

                                                   2001       2000       1999
-------------------------------------------------------------------------------
Earnings per Share - Basic, after
non-recurring items                              $ 1.82      $ 1.91     $1.35
   Voluntary early retirement                      0.03
   Non-union reduction                             0.03
   Accounting change                              (0.01)
   Recapitalization                                            0.26
   Compensation program                                        0.02
   Extraordinary charge                                        0.32
   Gas operations - gain on sale                              (0.95)
                                                 ------       -----     -----
Earnings per Share - Basic, before
non-recurring items                              $ 1.87       $1.56     $1.35

Looking forward, DPL's earnings for 2002 are expected to range between $1.87 and $2.00 per share. Actual 2002 results will depend on a number of factors including weather conditions, customer growth, global economic conditions, and commodity prices. The broadness of the earnings range reflects the difficulty in predicting the timing and magnitude of each of these factors. For 2003, DPL expects 6-9% earnings growth.

Income Statement Highlights

$ in millions                                      2001       2000       1999
-------------------------------------------------------------------------------

Electric revenues                                $1,186.2   $1,108.0   $1,056.0
Fuel and purchased power                            305.0      268.2      263.2
                                                 --------   --------   --------
   Net electric revenues                            881.2      839.8      792.8

Gas revenues (a)                                       --      183.8      215.0
Gas purchased for sale (b)                             --      116.9      129.9
                                                            --------   --------
   Net gas revenues                                    --       66.9       85.1

Other revenues, net                                  13.4       13.1       12.7

(a)  The natural gas retail distribution operations were sold in October 2000.
(b) Net of gas purchases by a non-utility subsidiary of $155.4, $131.2, and $54.3 million in 2001, 2000, and 1999, respectively.

In 2001, net electric revenues increased $41.4 million or 5% primarily as a result of additional peaking generation capacity sales and increased wholesale and retail revenues. Wholesale revenues from existing generation increased as a result of higher sales volume and commodity prices. Retail revenues increased 1% in 2001. Growth in residential and commercial sales of 2% was offset by declines in industrial sales of 6%, reflecting current economic conditions and mild weather, which reduced overall retail sales by 1%. Fuel costs for existing generation increased as a result of higher spot-market prices for coal, and greater fuel usage and power purchases resulting from increased wholesale sales. In 2000, net electric revenues increased $47.0 million or 6% as a result of higher wholesale and retail sales, and the addition of peaking generation capacity sales. The effect of these increased sales on fuel and purchased power costs were offset by lower fuel expense used in generation.

The decline in net gas revenues for both 2001 and 2000 resulted from the sale of the natural gas retail distribution assets and certain liabilities, which was completed in October 2000.

Operation and maintenance expense decreased $30.2 million or 15% in 2001 primarily as a result of the sale of the natural gas retail distribution operations, lower employee benefit and insurance costs, and general cost containment efforts. These decreases were partially offset by charges for a voluntary early retirement program and a non-union workforce reduction program, totaling $10.7 million before taxes. Operation and maintenance expense increased $6.6 million or 4% in 2000 as a result of higher insurance and claims costs, uncollectibles, power production costs, and a loss from natural gas supply management contracts. These increases were partially offset by lower employee benefit costs and natural gas retail distribution system expense. Year to year variances in insurance and claims costs result primarily from adjustments to actuarially-determined reserve requirements for risks insured through a wholly-owned captive insurance company.

Depreciation and amortization expense decreased by 6% and 1% in 2001 and 2000, respectively, primarily as a result of depreciation rate changes for certain generation units in 2001 and the sale of the natural gas retail distribution assets. These decreases were partially offset by increased depreciation resulting from the addition of peaking generation assets of 544 and 224 megawatts in 2001 and 2000, respectively.

Beginning January 1, 2001, regulatory transition cost assets of $144.8 million are being amortized over a three-year period based on transition revenues. As a result, amortization expense increased by $30.6 million in 2001 for transition revenues recognized during the year.

General taxes decreased $29.4 million or 23% in 2001 primarily as a result of changes in tax laws associated with the Transition Plan, and the sale of the natural gas retail distribution assets.

Investment income of $53.8 million in 2001 was comprised of realized gains of $88.4 million and interest and dividend income of $19.6 million, less realized losses of $54.2 million. Total comprehensive income includes the reduction of unrealized gains of $96.2 million after tax and increase of unrealized losses of $57.7 million after tax on financial instruments relating to realizations of gains and general declines in market value attributable to global market conditions. Investment income increased $38.3 million or 80% in 2000 compared to 1999 as a result of higher net realized gains.

Interest expense decreased 2% in 2001 primarily as result of higher capitalized interest expense, lower average short-term debt levels, and lower interest rates. These decreases were partially offset by higher average long-term debt levels. Interest expense increased 27% in 2000 as a result of increased long-term debt levels and higher long-term debt interest rates.

Other income (deductions) decreased $135.7 million in 2001 as a result of the pre-tax $182.5 million gain that was recognized in 2000 for the sale of the natural gas retail distribution operations, partially offset by a receivable by DP&L for insurance claims under its business interruption policy related to deregulation (see Issues and Financial Risks - Other Matters), and costs associated with the elimination of certain compensation programs in 2000. Other income (deductions) increased $148.6 million in 2000 as a result of the $182.5 million gain, partially offset by costs as described above, property donations, stock compensation expense, and investment management fees.

Trust preferred distributions by subsidiary decreased $47.8 million or 55% in 2001 as a result of the amortization of the $50 million original issue discount in 2000 and the refinancing of the trust preferred securities in August 2001, which reduced the principal outstanding and the coupon rate.

Pursuant to deregulation legislation enacted in Ohio and the Order issued in September 2000 by the PUCO, DP&L discontinued the use of its regulatory accounting model for its generation operations. As a result, a $63.7 million before tax benefits ($41.4 million net of taxes) reduction of generation-related regulatory assets was recorded in the third quarter of 2000 as an extraordinary item in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards No. 101, "Regulated Enterprises-Accounting for the Discontinuation of Application of FASB Statement No. 71." (See Note 4 to the Consolidated Financial Statements.)

The cumulative effect of an accounting change reflects DPL's adoption of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"). SFAS

No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and be measured at fair value, and changes in the fair value be recorded in earnings, unless they are designated as hedges of an underlying transaction.

Capital Resources and Requirements

Construction additions are expected to approximate $161 million in 2002, and were $339 and $344 million in 2001 and 2000, respectively. The capital program includes the development of natural gas-fired combustion turbine generation peaking units and environmental compliance as follows:

                                                2002*    2001    2000
---------------------------------------------------------------------

Generation peaking units                         $27     $173    $289
Environmental compliance                          64       58      15

*Expected

A summary of the peaking generation expansion program is presented below:

   Completion                                    Investment     Megawatts
      Date                                    ($ in millions)     Added
-------------------------------------------------------------------------

  June 2000                                        $ 80           224
May/June 2001                                       215           544
 June 2002*                                         179           480

*Expected

DPL began construction on the final phases of its peaking capacity expansion during the third quarter of 2001. This addition, totaling 480 MW will be on line in June 2002, bringing DPL's generating capacity to 4,600 MW and achieving a generation mix of 65% base load and 35% peaking. DPL has not contracted for further additions, but will continue licensing currently owned sites and evaluating the purchase of equipment on the secondary market. If and when market-pricing conditions warrant, DPL will have the flexibility to expand its capacity. DPL expects to finance its construction program in 2002 and 2003 with internal funds.

DPL's financial assets of $1,120 million at December 31, 2001 are an additional capital resource, available to be invested in the energy sector when that market has favorable investment conditions. The financial asset portfolio is highly diversified both in terms of geography and industry, and is comprised of public and private debt and equity securities. Publicly traded securities comprise 16% of the portfolio and are valued at current public market. Private securities, with more than 500 companies represented, are valued at cost adjusted for negative implications or market events, which approximates market.

During 2001, investing cash flows included a cash payment of $90.9 million for income taxes associated with the tax gain on the sale of the natural gas retail distribution operations that occurred in October 2000.

In August 2001, DPL issued $300 million of trust preferred securities at 8.125% and $400 million of senior unsecured notes at 6.875%. The trust preferred securities have a term of 30 years and the unsecured notes have a term of 10 years. The proceeds from the sale of these securities were used to redeem $550 million of 8.5% trust preferred securities and for general corporate purposes including the retirement of short-term debt.

In February 2000, DPL entered into a series of recapitalization transactions including the issuance of $550 million of a combination of voting preferred and trust preferred securities and warrants to an affiliate of investment company Kohlberg Kravis Roberts & Co. ("KKR"). The trust preferred securities sold to KKR had an aggregate face amount of $550 million, were issued at an initial discounted aggregate price of $500 million, had a maturity of 30 years (subject to acceleration six months after the exercise of the warrants), and paid distributions at a rate of 8.5% of the aggregate face amount per year. The 6.8 million shares of mandatorily redeemable voting preferred securities, par value of $0.01 per share, were issued at an aggregate purchase price of $68,000 and carry voting rights for up to 4.9% of DPL's total voting rights and the nomination of one Board seat. The 31.6 million warrants were issued, representing approximately 25% of DPL's shares currently outstanding, with a term of 12 years, and an exercise price of $21 per share. These warrants were sold for an aggregate price of $50 million. DPL recognized the entire trust preferred securities original issue discount of $50 million in 2000. The proceeds from this recapitalization, combined with the March 2000 issuance of $425 million of 8.25% Senior Notes due 2007, were used to finance the regional generation expansion, repurchase 31.3 million shares of DPL common shares, and reduce outstanding short-term debt.

DPL purchased 25 million shares of its common stock in a Dutch Auction self-tender in March 2000. Through December 31, 2001, DPL repurchased an additional 6.3 million shares under an authorized share repurchase program of up to 6.6 million shares. These shares are held as treasury stock.

DPL and its subsidiaries have $200 million available through revolving credit agreements with a consortium of banks. Facility fees are approximately $0.3 million per year. The primary purpose of the revolving credit facilities is to provide back-up liquidity for DPL's commercial paper program. At December 31, 2001 and 2000, DPL had no outstanding borrowings under these credit agreements.

DP&L has $75.0 million available in short-term informal lines of credit. The commitment fees are not material. Borrowings at December 31, 2001 and 2000 were zero.

DPL had $12 million outstanding in commercial paper at year-end 2001 at an interest rate of 3.2% and no commercial paper outstanding at year-end 2000. DP&L had no outstanding commercial paper balances at December 31, 2001 and 2000.

Issuance of additional amounts of first mortgage bonds by DP&L is limited by provisions of its mortgage. The amounts and timing of future financings will depend upon market and other conditions, rate increases, levels of sales, and construction plans. DP&L currently has sufficient capacity to issue first mortgage bonds to satisfy its requirements in connection with the financing of its construction and refinancing programs during the five-year period 2002-2006.

At year-end 2001, DPL's and DP&L's senior debt credit ratings were as follows:

                                                DPL Inc.   DP&L
                                                --------   ----
Standard & Poor's Corp.                           BBB      BBB+
Moody's Investors Service                         Baa1     A2

Market Risk

The carrying value of DPL's debt was $2,159 million at December 31, 2001, consisting of DP&L's first mortgage bonds, DP&L's guaranteed air quality development obligations, and DPL's notes. The fair value of this debt was $2,234 million, based on current market prices or discounted cash flows using current rates for similar issues with similar terms and remaining maturities. The following table presents the principal cash repayments and related weighted average interest rates by maturity date for long-term, fixed rate debt at December 31, 2001:

                            Long-term Debt
                    ------------------------------
Expected Maturity        Amount
      Date          ($ in millions)   Average Rate
--------------------------------------------------
       2002              $    8           7.8%
       2003                   9           7.8%
       2004                 511           6.7%
       2005                  13           7.8%
       2006                  16           7.8%
    Thereafter            1,602           7.4%
                         ------
      Total              $2,159           7.3%
                         ------
    Fair Value           $2,234

Because the long-term debt is at a fixed rate, the primary market risk to DPL is short-term interest rate risk. The carrying value and fair value of short-term debt was $12 million with a weighted-average interest rate of 3.2% at December 31, 2001. The interest expense risk resulting from a hypothetical 10% increase/decrease in the quarterly weighted-average cost of this debt is negligible.

The fair value of available-for-sale securities was $1,147 million at December 31, 2001. The equity price risk related to these securities was estimated as the potential increase/decrease in fair value of $115 million at December 31, 2001, resulting from a hypothetical 10% increase/decrease in the value of the underlying securities.

DPL's financial results are impacted by changes in electricity, coal, and gas commodity prices. Ten percent of DPL's expected 2002 revenues are from spot energy sales in the wholesale market and sales of peaking capacity. Fuel and purchased power costs represented 41% of total operating costs in 2001. DPL has contracted for approximately 90% of its coal needs for 2002. A 2% change in overall fuel costs would result in a $3.5 million change in net income.

Issues and Financial Risks

This report contains certain forward-looking statements regarding plans and expectations for the future. Investors are cautioned that actual outcomes and results may vary materially from those projected due to various factors beyond DPL's control, including abnormal weather, unusual maintenance or repair requirements, changes in fuel costs, increased competition, regulatory changes and decisions, changes in accounting rules, and adverse economic conditions.

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

The transition plan provides for a three-year transition period, which began on January 1, 2001 and ends on December 31, 2003, at which time DP&L's generation assets will be fully merchant. The plan also provides for a 5% residential rate reduction on the generation component of the rates, which reduces revenue by approximately $13-14 million; rate certainty for the three year period for customers that continue to purchase power from DP&L ; guaranteed rates for a six year period for transmission and delivery services; and recovery of transition costs of approximately $600 million. Under the plan, DPL has the organizational and financial flexibility to continue its corporate realignment initiatives without regulatory restrictions.

In 1996 and 1997, the Federal Energy Regulatory Commission ("FERC") issued orders requiring all electric utilities to file open-access transmission service tariffs. DP&L's resulting tariff case proceedings with FERC staff and intervenors in 1997 and 1998 culminated in 1999 with the FERC issuing an Order approving DP&L's settlement with no material adverse effect to DP&L. On October 16, 2000 DP&L filed with the FERC to join the Alliance Regional Transmission Organization ("Alliance RTO"). On December 19, 2001 the FERC issued an Order that did not approve the Alliance RTO as a stand-alone regional transmission organization. As of December 31, 2001, DP&L had invested approximately $6 million in its efforts to join the Alliance RTO. The FERC has indicated that prudently incurred costs are recoverable in future rates. DP&L is exploring its options.

Sale of Gas Operations

In October 2000, DP&L completed the sale of its natural gas retail distribution assets and certain liabilities for $468 million in cash. The transaction resulted in a pre-tax gain of $183 million ($121 million net of tax), which is reflected in "other income (deductions)" on the Consolidated Statement of Results of Operations. Proceeds from the sale were used to finance the regional generation expansion and reduce outstanding short-term debt.

Environmental

In November 1999, the United States Environmental Protection Agency ("US EPA") filed civil complaints and Notices of Violations ("NOV's") against operators and owners of certain generation facilities for alleged violations of the Clean Air Act ("CAA"). Generation units operated by partners Cincinnati Gas & Electric Company (Beckjord 6) and Columbus Southern Power Company (Conesville 4) and co-owned by DP&L were referenced in these actions. Numerous northeast states have filed complaints or have indicated that they will be joining the US EPA's action against the partners. DP&L was not identified in the NOV's, civil complaints or state actions. In December 2000, Cincinnati Gas & Electric Company announced that it had reached an Agreement in Principle with the US EPA and other plaintiffs in an effort to settle the claims. Discussions on the final terms of the settlement are ongoing. Therefore, it is not possible to determine the outcome of these claims or the impact, if any, on DP&L. In June 2000, the US EPA issued a NOV to DP&L-operated J.M. Stuart Station (co-owned by DP&L, Cincinnati Gas & Electric Company, and Columbus Southern Power Company) for alleged violations of the CAA. The NOV contained allegations consistent with NOV's and complaints that the US EPA had recently brought against numerous other coal-fired utilities in the Midwest. DP&L will vigorously challenge the NOV. At this time, it is not possible to determine the outcome of these claims or the impact, if any, on DP&L.

The United States and Ohio EPA's have notified numerous parties, including DP&L, that they are considered Potentially Responsible Parties ("PRP's") for clean up of three hazardous waste sites in Ohio. The US EPA has estimated total costs of under $10 million for its preferred clean-up plans at one of these sites. In September 2001, the Court entered and finalized DP&L's settlements with the US EPA for the first site. DP&L also settled with the PRP group for the site. These settlements fully resolve DP&L's liability for this site. The Ohio EPA has not provided an estimated cost for the second site. In October 2000, the PRP group at the second site brought an action against DP&L and numerous other parties to recover a portion of the clean-up costs. DP&L will vigorously challenge this action. In January 2002, DP&L and seventy-five other parties received notification from the US EPA that they might be PRP's for clean up of hazardous substances at a third site. The available information demonstrates that DP&L did not contribute any hazardous substances to the site. The final resolutions of these matters are not expected to have a material effect on DP&L's financial position, earnings or cash flow.

In September 1998, the US EPA issued a final rule requiring states to modify their State Implementation Plans ("SIP's") under the CAA. The modified SIP's are likely to result in further Nitrogen Oxide ("NOx") reduction requirements placed on coal-fired generating units by 2003. In order to meet these NOx requirements, DP&L's total capital expenditures are estimated to be approximately $175 million over the next three years. Industry groups and others appealed the rules in the United States District Court. The requirement for states to submit revised implementation plans has been stayed until the outcome of the litigation. In March 2000, the United States District Court upheld the rule. Industry groups and others have appealed this decision. As a result of the litigation, the Court extended the compliance date of the rules an additional year, until May 31, 2004. In December 1999, the US EPA issued final rules granting various CAA
Section 126 petitions filed by northeast states. DP&L's facilities were identified, among many others, in the rulemaking. In January 2002, the US EPA announced that reductions required under the CAA Section 126 rulemaking will be extended until May 31, 2004 to be consistent with the NOx SIP rule. DP&L's current NOx reduction strategy to meet the SIP call is expected to satisfy the rulemaking reduction requirements.

On December 14, 2000, the US EPA issued a determination that coal- and oil-fired electric generating units should be regulated for emissions of mercury and hazardous air pollutants. The US EPA will issue proposed rules by December 2003 and final rules by December 2004. The impact of the regulatory determination cannot be determined at this time.

Other Matters

A wholly-owned captive subsidiary of DPL provides insurance coverage solely to DPL including, among other coverages, business interruption and specific risk coverage with respect to environmental law and electric deregulation. "Insurance Claims and Costs" on the Consolidated Balance Sheet includes insurance reserves of approximately $87 million for this coverage based on actuarial methods and loss experience data. Such reserves are determined, in the aggregate, based on a reasonable estimation of probable insured events occurring. There is uncertainty associated with the loss estimates, and actual results could differ from the estimates. Modification of these loss estimates based on experience and changed circumstances are reflected in the period in which the estimate is reevaluated. As the outcome of electric deregulation becomes known during the three-year regulatory transition period ending December 31, 2003, policy payments from the captive subsidiary to DP&L, receivables for insurance claims for DP&L, or the release of the appropriate reserves will occur and be reflected in income. In 2001, a $29 million receivable was recognized by DP&L for insurance claims under its business interruption policy.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") that addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for DPL as of January 1, 2003. DPL has not yet determined the extent to which its financial condition or results of operations may be affected by the implementation of this accounting standard.

Consolidated Statement of Results of  Operations                        DPL Inc.

                                                               For the years ended December 31,
$ in millions except per share amounts                           2001       2000        1999
----------------------------------------------------------------------------------------------

Revenues
Electric revenues                                              $1,186.2   $1,108.0    $1,056.0
Gas revenues (Note 3)                                                --      183.8       215.0
Other revenues, net of fuel costs                                  13.4       13.1        12.7
                                                               --------   --------    --------
                                                                1,199.6    1,304.9     1,283.7
                                                               --------   --------    --------

Operating expenses
Fuel and purchased power                                          305.0      268.2       263.2
Gas purchased for resale (Note 3)                                    --      116.9       129.9
                                                               --------   --------    --------
Operation and maintenance                                         163.8      194.0       187.4
Depreciation and amortization                                     127.3      135.6       136.5
Amortization of regulatory assets, net (Note 4)                    46.9       16.3        24.9
General taxes                                                      99.8      129.2       136.6
                                                               --------   --------    --------
   Total operating expenses                                       742.8      860.2       878.5
                                                               --------   --------    --------

Operating Income                                                  456.8      444.7       405.2

Investment income                                                  53.8       85.9        47.6
Interest expense                                                 (137.0)    (140.3)     (110.5)
Trust preferred distributions by subsidiary (Note 8)              (39.5)     (87.3)         --
Other income (deductions) (Note 3)                                  2.7      138.5       (10.1)
                                                               --------   --------    --------

Income Before Income Taxes, Extraordinary Item, and
Cumulative Effect of Accounting Change                            336.8      441.5       332.2

Income taxes                                                      121.3      156.6       128.0
                                                               --------   --------    --------

Income before extraordinary item and Cumulative Effect of
   Accounting Change                                              215.5      284.9       204.2

Extraordinary item, net of tax (Note 4)                              --      (41.4)         --
Cumulative effect of accounting change, net of tax (Note 1)         1.0         --          --
                                                               --------   --------    --------
Net Income                                                     $  216.5   $  243.5    $  204.2
                                                               ========   ========    ========

Average Number of Common Shares
   Outstanding (millions)
     Basic                                                        119.1      127.7       151.4
     Diluted                                                      126.6      132.9       151.4

Earnings Per Share of Common Stock - Basic
   Income before extraordinary item and accounting
     change                                                    $   1.81   $   2.23    $   1.35
   Extraordinary item                                                --      (0.32)         --
   Cumulative effect of accounting change                          0.01         --          --
                                                               --------   --------    --------
     Net income                                                $   1.82   $   1.91    $   1.35
                                                               ========   ========    ========

Earnings Per Share of Common Stock - Diluted
   Income before extraordinary item and accounting
     change                                                    $   1.70   $   2.14    $   1.35
   Extraordinary item                                                --      (0.31)         --
   Cumulative effect of accounting change                          0.01         --          --
                                                               --------   --------    --------
     Net income                                                $   1.71   $   1.83    $   1.35
                                                               ========   ========    ========

Dividends Paid Per Share of Common Stock                       $   0.94   $   0.94    $   0.94

See Notes to Consolidated Financial Statements.

Consolidated Statement of Cash Flows                                    DPL Inc.

                                                                       For the years ended December 31,
$ in millions                                                             2001       2000        1999
--------------------------------------------------------------------------------------------------------

Operating Activities
Cash received from utility customers                                    $1,180.2   $1,295.3    $1,277.8
Other operating cash receipts                                              245.5      188.1        98.3
Cash paid for:
   Fuel and purchased power                                               (320.2)    (252.3)     (263.8)
   Purchased gas                                                          (207.4)    (287.6)     (190.1)
   Operation and maintenance labor                                         (71.4)     (83.8)      (75.1)
   Nonlabor operating expenditures                                        (118.8)    (207.2)     (121.7)
   Interest and trust preferred distributions                             (155.1)    (160.1)      (97.4)
   Income taxes                                                           (102.8)    (149.0)     (109.0)
   General taxes                                                          (140.1)    (139.9)     (137.0)
                                                                        --------   --------    --------
     Net cash provided by operating activities                             309.9      203.5       382.0
                                                                        --------   --------    --------

Investing Activities
Capital expenditures                                                      (338.0)    (329.3)     (170.6)
Purchases of available-for-sale financial assets                          (316.1)    (344.6)     (479.8)
Sales of available-for-sale financial assets                               317.6      199.7       215.5
Proceeds from sale of natural gas retail distribution operations, net
  (Note 3)                                                                 (90.9)     468.2          --
                                                                        --------   --------    --------
     Net cash used for investing activities                               (427.4)      (6.0)     (434.9)
                                                                        --------   --------    --------

Financing Activities
Issuance of long-term debt, net of issue costs (Note 9)                    395.9      421.0       497.4
Issuance (retirement) of short-term debt, net                               12.0     (294.1)       99.2
Retirement of long-term debt                                                (6.4)      (5.4)     (241.6)
Dividends paid on common stock                                            (112.0)    (121.3)     (142.5)
Purchase of treasury stock (Note 7)                                        (35.8)    (698.9)      (61.4)
Issuance of trust preferred securities by subsidiary, net of issue
  costs (Note 8)                                                           289.0      478.8          --
Redemption of trust preferred securities by subsidiary (Note 8)           (550.0)        --          --
Issuance of warrants, net of issue costs (Note 7)                             --       47.6          --
                                                                        --------   --------    --------
     Net cash provided by (used for) financing activities                   (7.3)    (172.3)      151.1
                                                                        --------   --------    --------

Cash and temporary cash investments -
Net change                                                                (124.8)      25.2        98.2
Balance at beginning of year                                               137.1      111.9        13.7
                                                                        --------   --------    --------
Balance at end of year                                                  $   12.3   $  137.1    $  111.9
                                                                        ========   ========    ========

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheet                                              DPL Inc.


                                                                            At December 31,
$ in millions                                                              2001        2000
----------------------------------------------------------------------------------------------
Assets
Property
Property                                                                 $4,176.6    $ 3,853.4
Less: Accumulated depreciation and amortization                          (1,694.3)    (1,586.4)
                                                                         --------    ---------
   Net property                                                           2,482.3      2,267.0
                                                                         --------    ---------

Current Assets
Cash and temporary cash investments                                          12.3        137.1
Accounts receivable, less provision for uncollectible accounts
  of $12.5 and $6.9, respectively                                           164.6        241.6
Inventories, at average cost                                                 61.6         46.0
Prepaid taxes                                                                54.8         65.4
Other                                                                        60.0         45.5
                                                                         --------    ---------
     Total current assets                                                   353.3        535.6
                                                                         --------    ---------

Other Assets
Financial assets .                                                        1,120.4      1,308.0
Income taxes recoverable through future revenues                             39.2         49.4
Other regulatory assets                                                      99.7        146.4
Other                                                                       158.6        159.2
                                                                         --------    ---------
     Total other assets                                                   1,417.9      1,663.0
                                                                         --------    ---------

Total Assets                                                             $4,253.5    $ 4,465.6
                                                                         ========    =========

Capitalization and Liabilities
Capitalization
Common shareholders' equity
   Common stock                                                          $    1.3    $     1.3
   Other paid-in capital, net of treasury stock                                --         19.5
   Warrants                                                                  50.0         50.0
   Common stock held by employee plans                                      (93.5)      (100.0)
   Accumulated other comprehensive income                                   (46.4)       107.5
   Earnings reinvested in the business                                      909.7        814.1
                                                                         --------    ---------
     Total common shareholders' equity                                      821.1        892.4

Preferred stock                                                              22.9         22.9
Preferred stock subject to mandatory redemption                               0.1          0.1
Company obligated mandatorily redeemable trust preferred securities of
 subsidiary holding solely parent debentures (Note 8)                       292.4        550.0
Long-term debt (Note 9)                                                   2,150.8      1,758.5
                                                                         --------    ---------
     Total capitalization                                                 3,287.3      3,223.9
                                                                         --------    ---------

Current Liabilities
Accounts payable                                                            115.3        140.2
Accrued taxes                                                                84.7        223.6
Accrued interest                                                             51.3         42.4
Short-term debt                                                              12.0           --
Other                                                                        32.9         22.9
                                                                         --------    ---------
     Total current liabilities                                              296.2        429.1
                                                                         --------    ---------

Deferred Credits and Other
Deferred taxes                                                              336.1        414.8
Unamortized investment tax credit                                            58.0         60.3
Insurance and claims costs                                                  123.6        130.9
Other                                                                       152.3        206.6
                                                                         --------    ---------
     Total deferred credits and other                                       670.0        812.6
                                                                         --------    ---------

Total Capitalization and Liabilities                                     $4,253.5    $ 4,465.6
                                                                         ========    =========

See Notes to Consolidated Financial Statements.

Consolidated Statement of Shareholders' Equity                          DPL Inc.

                                                                                 Common
                                      Common Stock (a)                            Stock     Accumulated     Earnings
                                   ----------------------    Other               Held by       Other        Reinvested
                                   Outstanding              Paid-in              Employee   Comprehensive     in the
$ in millions                        Shares       Amount    Capital   Warrants     Plans        Income       Business     Total
---------------------------------------------------------------------------------------------------------------------------------
1999: Beginning balance            161,264,604     $ 1.6    $ 799.0     $  --    $ (94.4)      $  47.2       $ 630.3     $1,383.7
      Comprehensive income:
        Net income                                                                                             204.2
        Net change in
      unrealized
      gains/(losses) on
           financial
      instruments,
      net of reclassification                                                                     62.6
      adjustments, after tax (b)
      Total comprehensive income                                                                                            266.8
      Common stock dividends                                                                                  (142.5)      (142.5)
      Treasury stock (c)            (3,463,200)       --      (61.4)                                                        (61.4)
      Employee stock plans                                      1.3                  3.7                                      5.0
      Other                                                     0.1                                             (0.1)          --
                                   -----------     -----    -------     -----    -------       -------       -------     --------
      Ending balance               157,801,404       1.6      739.0        --      (90.7)        109.8         691.9      1,451.6

2000: Comprehensive income:
        Net income                                                                                             243.5
        Net change in
      unrealized
      gains/(losses) on
           financial
      instruments,
      net of reclassification                                                                     (2.3)
      adjustments, after tax (b)
      Total comprehensive income                                                                                            241.2
      Common stock dividends                                                                                  (121.3)      (121.3)
      Issuance of securities                                  (23.6)     50.0                                                26.4
      Treasury stock (c)           (30,027,000)     (0.3)    (698.6)                                                       (698.9)
      Employee stock plans                                      2.6                 (9.3)                                    (6.7)
      Other                                                     0.1                                                           0.1
                                   -----------     -----    -------     -----    -------       -------       -------     --------
      Ending balance               127,774,404       1.3       19.5      50.0     (100.0)        107.5         814.1        892.4

2001: Comprehensive income:
        Net income                                                                                             216.5
        Net change in
      unrealized
      gains/(losses) on
           financial
      instruments,
      net of reclassification                                                                   (153.9)
      adjustments, after tax (b)
      Total comprehensive income                                                                                             62.6
      Common stock dividends                                                                                  (112.0)      (112.0)
      Issuance of securities                                   (3.3)                                                         (3.3)
      Treasury stock (c)            (1,273,000)       --      (27.1)                                            (8.8)       (35.9)
      Tax benefit on early
      redemption of trust
      preferred securities                                      8.5                                                           8.5
      Employee stock plans                                      2.3                  6.5                                      8.8
      Other                                                     0.1                                             (0.1)          --
                                   -----------     -----    -------     -----    -------       -------       -------     --------
      Ending balance               126,501,404     $ 1.3    $    --     $50.0    $ (93.5)      $ (46.4)      $ 909.7     $  821.1
                                   ===========     =====    =======     =====    =======       =======       =======     ========

(a)  $0.01 par value, 250,000,000 shares authorized.
(b)  Net of taxes of $33.7, $(1.2), and $(46.1) million in 1999, 2000, and 2001, respectively.
(c) Treasury stock is recorded at cost with the excess over par value shown as a reduction to "Other paid-in capital" or to "Earnings reinvested in the business." The total shares held in treasury at December 31, 2001 were 37,222,807.

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements                              DPL Inc.

--------------------------------------------------------------------------------

1.   Summary of Significant Accounting Policies

The accounts of DPL Inc. ("DPL") and its wholly-owned subsidiaries are included in the accompanying consolidated financial statements. The Dayton Power and Light Company ("DP&L") and DPL Energy are principal subsidiaries. These statements are presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions related to future events. Reclassifications have been made in certain prior years' amounts to conform to the current reporting presentation.

Revenues and Fuel

For periods prior to January 1, 2001, revenues include amounts charged to customers through fuel and gas recovery clauses, which were adjusted periodically for changes in such costs. Related costs that were recoverable or refundable in future periods were deferred along with the related income tax effects. As of February 2000, DP&L's Electric Fuel Component ("EFC") was fixed at 1.30(cent) per kilowatt-hour through the end of the year and the deferral of over/under-recovered fuel costs was no longer permitted. All remaining deferred fuel balances were amortized to expense in 2000. All gas-deferred amounts were included in the sale of the natural gas retail distribution operations (see Note
3). Beginning January 1, 2001, the EFC rate of 1.30(cent) became part of the base generation rate. Also included in revenues are amounts charged to customers through a surcharge for recovery of arrearages from certain eligible low-income households.

DP&L records revenue for services provided but not yet billed to more closely match revenues with expenses. Accounts receivable on the Consolidated Balance Sheet includes unbilled revenue of $55.4 million in 2001 and $53.5 million in 2000.

Other revenues, net of fuel costs include sales by DPL's natural gas supply management subsidiary. These revenues were recorded in the period when the gas was delivered. Fuel costs associated with these sales were $155.4, $131.2, and $54.3 million in 2001, 2000, and 1999, respectively. On June 30, 2001, DPL sold substantially all of its customer contracts at its natural gas supply management subsidiary. The sale of these contracts did not have a material effect on overall results.

Property, Maintenance and Depreciation

Property is shown at its original cost. Cost includes direct labor and material and allocable overhead costs.

For the majority of the depreciable property, when a unit of property is retired, the original cost of that property plus the cost of removal less any salvage value is charged to accumulated depreciation.

Depreciation expense is calculated using the straight-line method, which depreciates the cost of property over its estimated useful life, at an average rate of 3.3%, 3.5%, and 3.6% for 2001, 2000, and 1999, respectively.

DPL and its subsidiaries lease office equipment and office space under operating leases with varying terms. Future minimum rental payments under these operating leases at December 31, 2001 are not material.

Repairs and Maintenance

Costs associated with all planned major work and maintenance activities, primarily power plant outages, are recognized at the time the work is performed. Outage costs include labor, materials and supplies and outside services required to maintain equipment and facilities. These costs are either capitalized or expensed based on defined criteria identifying specific units of property to be capitalized.

Income Taxes

Deferred income taxes are provided for all temporary differences between the financial statement basis and the tax basis of assets and liabilities using the enacted tax rate. For rate-regulated operations, additional deferred income taxes and offsetting regulatory assets or liabilities are recorded to recognize that the income taxes will be recoverable/refundable through future revenues. Investment tax credits, previously deferred, are being amortized over the lives of the related properties.

Consolidated Statement of Cash Flows

Temporary cash investments consist of liquid investments with an original maturity of three months or less.

Insurance and Claims Costs

A wholly-owned captive subsidiary of DPL provides insurance coverage solely to DPL including, among other coverages, business interruption and specific risk coverage with respect to environmental law and electric deregulation. "Insurance Claims and Costs" on the Consolidated Balance Sheet includes insurance reserves of approximately $87 million for this coverage based on actuarial methods and loss experience data. Such reserves are determined, in the aggregate, based on a reasonable estimation of probable insured events occurring. There is uncertainty associated with the loss estimates, and actual results could differ from the estimates. Modification of these loss estimates based on experience and changed circumstances are reflected in the period in which the estimate is reevaluated. As the outcome of electric deregulation becomes known during the three-year regulatory transition period ending December 31, 2003, policy payments from the captive subsidiary to DP&L, receivables for insurance claims for DP&L, or the release of the appropriate reserves will occur and be reflected in income. In 2001, a $29 million receivable was recognized by DP&L as "other income (deductions)" for insurance claims under its business interruption policy.

Financial Instruments

DPL accounts for its investments in debt and equity securities of public and private entities by classifying the securities into different categories (held-to-maturity and available-for-sale). Available-for-sale securities are carried at fair value and unrealized gains and losses, net of deferred income taxes, are presented as a separate component of shareholders' equity for those investments. Financial instruments classified as held-to-maturity are carried at amortized cost. The value of equity security investments and fixed maturity investments is based upon market quotations or cost adjusted for negative implications or market events, which is believed to approximate market. The cost basis for equity security and fixed maturity investments is average cost and amortized cost, respectively.

Financial Derivatives

DPL adopted the Financial Accounting Standard Board's ("FASB") Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging activity," as amended ("SFAS No. 133") as of January 1, 2001. SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the consolidated balance sheet and be measured at fair value, and changes in the fair value be recorded in earnings, unless they are designated as a cash flow hedge of a forecasted transaction. As a result of adopting this accounting standard, DPL recorded a cumulative effect of accounting change of $1.0 million in income, net of tax, or $0.01 per share of common stock.

DPL uses forward and option purchase contracts as a hedge against the risk of changes in cash flows associated with expected electricity purchases. These purchases are required to meet full load requirements during times of peak demand or during planned and unplanned generation facility outages. DPL also holds forward sales contracts that hedge against the risk of changes in cash flows associated with power sales during periods of projected generation facility availability. Prior to July 1, 2001, DPL recorded the fair value of all these contracts as "Other assets" or "Other liabilities" on the Consolidated Balance Sheet with an offset to "Accumulated other comprehensive income," which is recognized as earnings in the month of physical receipt or delivery of power. In June 2001, the FASB concluded that electric utilities could apply the normal purchases and sales exception for option-type contracts and forward contracts in electricity subject to specific criteria for the power buyers and sellers. Accordingly, DPL began to apply the normal purchase and sales exception as defined in SFAS No. 133 as of July 1, 2001 and currently accounts for these contracts upon settlement. This change did not have a material impact on DPL's financial position or results of operations.

DPL also holds emission allowance options through 2004 that are classified as derivatives not subject to hedge accounting. The fair value of these contracts is reflected as "Other assets" or "Other liabilities" on the Consolidated Balance Sheet and changes in fair value are recorded as "Other income (deductions)" on the Consolidated Statement of Results of Operations. The impact on net income was immaterial during 2001.

--------------------------------------------------------------------------------
2.   Recent Accounting Standards

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") that addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for DPL as of January 1, 2003. DPL has not yet determined the extent to which its financial condition or results of operations may be affected by the implementation of this accounting standard.

--------------------------------------------------------------------------------
3.   Sale of the Gas Business

In October 2000, DP&L sold its natural gas retail distribution assets and certain liabilities for $468 million in cash. The transaction resulted in a pre-tax gain of $183 million ($121 million net of tax), which is reflected in "other income (deductions)" on the Consolidated Statement of Results of Operations. Proceeds from the sale were used to finance the regional generation expansion and reduce outstanding short-term debt.

During the first quarter of 2001, investing cash flows included a cash payment of $90.9 million for income taxes associated with the gain on the sale.

--------------------------------------------------------------------------------
4.   Regulatory Matters

DP&L applies the provisions of FASB Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS No. 71") to its regulated operations. This accounting standard provides for the deferral of costs authorized for future recovery by regulators. Based on existing regulatory authorization, regulatory assets on the Consolidated Balance Sheet include:

                                          At December 31,
$ in millions                              2001     2000
---------------------------------------------------------

Regulatory transition costs (a)           $ 97.2   $144.8
Income taxes recoverable through future
revenues (b)                                39.2     49.4
Other costs (b)                              2.5      1.6
                                          ------   ------
   Total                                  $138.9   $195.8
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

The Plan, which began in January 2001, provides for a three-year transition period ("the Transition Period") ending December 31, 2003, at which time DP&L's generation assets will be fully merchant. As a result of the PUCO final approval of the transition plan and tariff schedules, the application of SFAS No. 71 was discontinued for generation-related assets. Transmission and distribution services, which continue to be regulated based on PUCO-approved cost based rates, continue to apply SFAS No. 71. The plan, as approved, provides for the recovery of a portion of DP&L's transition costs, including generation-related regulatory assets, during the Transition Period. Based on DP&L's assessment of recoveries of regulatory assets during the transition period, a $63.7 million before tax benefits ($41.4 million net of taxes) reduction of generation-related regulatory assets was recorded in the third quarter of 2000 as an extraordinary item in accordance with FASB Statement of Financial Accounting Standards No. 101, "Regulated Enterprises-Accounting for the Discontinuation of Application of FASB Statement No. 71" and other generation-related regulatory assets were reclassified to the "Regulatory transition costs" asset.

(b) Certain deferred costs remain authorized for recovery by regulators. These relate to DP&L's electric transmission and distribution operations and are being amortized over the recovery period of the assets involved.

--------------------------------------------------------------------------------
5.   Income Taxes

                                                        For the years ended
                                                           December 31,
$ in millions                                   2001           2000            1999
-------------------------------------------------------------------------------------
Computation of Tax Expense
Federal income tax (a)                         $117.5         $154.3          $116.1
State income tax                                  1.9            2.0             1.3
Increases (decreases) in tax from-
   Regulatory assets                               --             --             4.4
   Depreciation                                   4.5            6.5            13.1
   Investment tax credit
   amortized                                     (2.3)          (6.1)           (3.0)
   Other, net                                    (0.3)          (0.1)           (3.9)
                                               ------         -------         ------
     Total tax expense                         $121.3         $156.6          $128.0
                                               ======          =====           =====

Components of Tax Expense
Taxes currently payable                        $100.7         $236.1          $112.6
Deferred taxes--
   Regulatory assets                            (12.5)         (13.3)           (5.8)
   Liberalized depreciation and
 amortization                                    14.8          (28.2)            8.6
   Fuel and gas costs                             1.1           (7.2)            9.2
   Insurance and claims costs                    (0.5)           1.2             5.2
   Recapitalization                                --          (16.8)             --

   Other                                         20.0           (9.1)            1.2
Deferred investment tax credit, net              (2.3)          (6.1)           (3.0)
                                               ------         -------         ------
     Total tax expense                         $121.3         $156.6          $128.0
                                               ======         ======           =====

Components of Deferred Tax Assets and Liabilities

                                                         At December 31,
$ in millions                                         2001           2000
----------------------------------------------------------------------------
Non-Current Liabilities
Depreciation/property basis                         $(400.7)        $(406.8)
Income taxes recoverable                              (14.4)          (17.3)
Regulatory assets                                     (38.6)          (50.6)
Investment tax credit                                  20.7            21.1
Other                                                  96.9            38.8
                                                    -------         -------
   Net non-current liability                        $(336.1)        $(414.8)
                                                    ========        =======

Net Current Asset                                   $   4.3         $  11.1
                                                    =======         =======

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

The following tables set forth the plans' obligations, assets and amounts recorded in "Other assets" on the Consolidated Balance Sheet at December 31:

$ in millions                                        2001     2000
-------------------------------------------------------------------
Change in Projected Benefit Obligation
--------------------------------------
Benefit obligation, January 1                       $273.7   $272.8
Service cost                                           4.3      5.1
Interest cost                                         17.3     18.9
Amendments                                             0.2     21.1
Special termination benefit (a)                        5.3       --
Curtailment (b)                                         --     (3.1)
Actuarial (gain) loss                                (13.4)   (26.6)
Benefits paid                                        (16.2)   (14.5)
                                                    ------   ------
Benefit obligation, December 31                      271.2    273.7
                                                    ------   ------

Change in Plan Assets
---------------------
Fair value of plan assets, January 1                 361.3    421.3
                                                     ---
Actual return on plan assets                         (63.8)   (45.5)
Benefits paid                                        (16.2)   (14.5)
                                                    ------   ------
Fair value of plan assets, December 31               281.3    361.3
                                                    ------   ------

Plan assets in excess of projected benefit
  obligation                                          10.1     87.6
Unrecognized net (gain) loss                          44.1    (45.8)
Unamortized prior service cost                        18.6     23.2
                                                    ------   ------
Net pension assets                                  $ 72.8   $ 65.0
                                                    ======   ======

Assumptions used in determining the projected benefit obligation were as follows:

                                    2001   2000   1999
                                 ----------------------
Discount rate for obligations       7.25%  7.25%  6.25%
Expected return on plan assets      9.00%  9.00%  7.50%
Average salary increases            4.00%  5.00%  5.00%

The following table sets forth the components of pension expense (portions of which were capitalized):

$ in millions                             2001    2000     1999
-----------------------------------------------------------------
Expense for Year
----------------
Service cost                             $ 4.3   $  5.1   $  5.9
Interest cost                             17.3     18.9     16.2
Expected return on plan assets           (32.9)   (33.9)   (25.3)
Amortization of unrecognized:
  Actuarial (gain) loss                   (6.6)    (5.0)    (0.5)
  Prior service cost                       3.5      4.2      2.1
  Transition obligation                     --     (2.8)    (4.3)
                                         -----   ------   ------
Net pension cost                         (14.4)   (13.5)    (5.9)
  Special termination benefit (a)          5.3       --       --
  Curtailment (b)                          1.4      2.1       --
                                         -----   ------   ------
Net pension cost after special
 termination benefit and curtailment     $(7.7)  $(11.4)  $ (5.9)
                                         -----   =======  ======

(a) The special termination benefit was recognized as a result of 63 employees who participated in a voluntary early retirement program and retired as of July 1, 2001.
(b) The curtailment in 2001 was recognized as a result of a non-union workforce reduction program that was completed in November 2001. The curtailment in 2000 was recognized as a result of the sale of the natural gas retail distribution operations on October 31, 2000 (see Note 3).

Postretirement Benefits

Qualified employees who retired prior to 1987 and their dependents are eligible for health care and life insurance benefits. DP&L has funded the union-eligible health benefit using a Voluntary Employee Beneficiary Association Trust.

The following tables set forth the accumulated postretirement benefit obligation ("APBO"), assets and funded status amounts recorded in "Other deferred credits" on the Consolidated Balance Sheet at December 31:

$ in millions                              2001    2000
---------------------------------------------------------
Change in APBO
--------------
Benefit obligation, January 1              $30.8   $32.4
Interest cost                                2.2     2.2
Curtailment (a)                               --    (0.1)
Actuarial (gain) loss                        2.6    (1.0)
Benefits paid                               (2.6)   (2.7)
                                           -----   -----
Benefit obligation, December 31             33.0    30.8
                                           -----   -----

Change in Plan Assets
---------------------
Fair value of plan assets, January 1        10.9    10.9
Actual return on plan assets                 0.9     1.0
Company contributions                        1.8     1.7
Benefits paid                               (2.7)   (2.7)
                                           -----
Fair value of plan assets, December 31      10.9    10.9
                                           -----   -----

APBO in excess of plan assets               22.1    19.9
Unamortized transition obligation           (3.9)   (6.9)
Actuarial gain                              17.6    21.8
                                           -----   -----
Accrued postretirement benefit liability   $35.8   $34.8
                                           =====   =====

Assumptions used in determining the projected benefit obligation were as follows:

                                 2001   2000   1999
                                 -------------------
Discount rate for obligations    7.25%  7.25%  6.25%
Expected return on plan assets   7.00%  7.00%  5.70%

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation was 7.0% and 7.5% for 2001 and 2000, respectively, and decreases to 5.0% by 2007. A one percentage point change in the assumed health care trend rate would affect the service and interest cost by $0.1 million. A one percentage point increase in the assumed health care trend rate would increase the postretirement benefit obligation by $1.9 million; and a one percentage point decrease would decrease the benefit obligation by $1.7 million.

The following table sets forth the components of postretirement benefit expense:

$ in millions                        2001    2000    1999
----------------------------------------------------------
Expense for Year
----------------
Interest cost                       $ 2.2   $ 2.2   $ 2.0
Expected return on plan assets       (0.7)   (0.7)   (0.7)
Amortization of unrecognized:
  Actuarial (gain) loss              (1.6)   (2.2)   (2.4)
  Transition obligation               2.9     2.9     3.0
                                    -----   -----   -----
Postretirement benefit cost           2.8     2.2     1.9
  Curtailment (a)                      --     0.1      --
                                    -----   -----   -----
Postretirement benefit cost after
  curtailment                       $ 2.8   $ 2.3   $ 1.9
                                    =====   =====   =====

(a) The curtailment was recognized as a result of the sale of the natural gas retail distribution operations on October 31, 2000 (see Note 3).

--------------------------------------------------------------------------------
7.   Common Shareholders' Equity

DPL has a leveraged Employee Stock Ownership Plan ("ESOP") to fund matching contributions to DP&L's 401(k) retirement savings plan and certain other payments to full-time employees. Common shareholders' equity is reduced for the cost of 4,746,900 unallocated shares held by the trust and for 2,820,353 shares related to another employee plan. These shares reduce the number of common shares used in the calculation of earnings per share.

Dividends received by the ESOP are used to repay the loan to DPL. As debt service payments are made on the loan, shares are released on a pro-rata basis. Dividends on the allocated shares are charged to retained earnings, and dividends on the unallocated shares reduce interest and principal on the loan.

Cumulative shares allocated to employees and outstanding for the calculation of earnings per share were 2,312,925 in 2001; 2,143,871 in 2000; and 1,933,653 in
1999. Compensation expense, which is based on the fair value of the shares allocated, amounted to $4.7 million in 2001, $3.8 million in 2000, and $3.5 million in 1999.

DPL had 902,490 authorized but unissued shares reserved for its dividend reinvestment plan at December 31, 2001. The plan provides that either original issue shares or shares purchased on the open market may be used to satisfy plan requirements.

DPL purchased 25 million shares of its common stock in a Dutch Auction self-tender in March 2000. Through December 31, 2001, DPL repurchased an additional 6.3 million shares under an authorized share repurchase program of up to 6.6 million shares. These shares are held as treasury stock.

In September 2001, DPL's Board of Directors renewed DPL's Shareholder Rights Plan, which was scheduled to expire on December 13, 2001. With the renewed plan, one right attached to each DPL Inc. common share outstanding at the close of business on December 13, 2001. The rights would separate from the common shares and become exercisable at the exercise price of $130 per right in the event of certain attempted business combinations. The renewed plan is scheduled to expire on December 31, 2011.

As part of DPL's recapitalization transaction (see Note 8), 31.6 million warrants were issued, representing approximately 25% of DPL shares currently outstanding, with a term of 12 years, and an exercise price of $21 per share. These warrants were sold for an aggregate purchase price of $50 million. Pursuant to the warrant agreement, DPL has reserved out of its authorized shares of common stock a number of shares sufficient to provide for the exercise in full of all outstanding warrants.

--------------------------------------------------------------------------------
8.   Preferred Stock

DPLInc.: No par value, 8,000,000 shares authorized, 6,600,000 shares outstanding. As part of DPL's recapitalization, 6.8 million shares of mandatorily redeemable voting preferred securities, redeemable par value of $0.01 per share, were issued at an aggregate purchase price of $68,000. These preferred securities carry voting rights for up to 4.9% of DPL's total voting rights and the nomination of one Board seat.

DP&L: $25 par value, 4,000,000 shares authorized, no shares outstanding; and $100 par value, 4,000,000 shares authorized, 228,508 shares without mandatory redemption provisions outstanding.

                                                                        Par Value
                                                                      at December 31,
                                                                       2001 and 2000
Series/Rate   Current Redemption Price   Current Shares Outstanding   ($ in millions)
-------------------------------------------------------------------------------------
A  3.75%               $102.50                    93,280                  $  9.3
B  3.75%               $103.00                    69,398                     7.0
C  3.90%               $101.00                    65,830                     6.6
                                                 -------                    -----
Total                                            228,508                   $22.9
                                                 =======                    ====

The shares may be redeemed at the option of DP&L at the per share prices indicated, plus cumulative accrued dividends.

In February 2000, DPL entered into a series of recapitalization transactions including the issuance of $550 million of a combination of voting preferred and trust preferred securities and warrants to an affiliate of investment company Kohlberg Kravis Roberts & Co. ("KKR"). The trust preferred securities sold to KKR had an aggregate face amount of $550 million, were issued at an initial discounted aggregate price of $500 million, had a maturity of 30 years (subject to acceleration six months after the exercise of the warrants), and paid distributions at a rate of 8.5% of the aggregate face amount per year. DPL recognized the entire trust preferred securities original issue discount of $50 million in 2000. The proceeds from this recapitalization were used to finance the regional generation expansion, repurchase 31.3 million shares of DPL Inc. common shares, and reduce outstanding short-term debt.

In August 2001, DPL issued $300 million of trust preferred securities at 8.125% and $400 million of senior unsecured notes at 6.875%. The trust preferred securities have a term of 30 years and the senior unsecured notes have a term of 10 years. The proceeds from the sale of these securities were used to redeem $550 million of the 8.5% trust preferred securities and for general corporate purposes including the retirement of short-term debt.

--------------------------------------------------------------------------------
9.   Long-term Debt, Notes Payable, and Compensating Balances

                                           At December 31,
$ in millions                             2001        2000
------------------------------------------------------------
First mortgage bonds maturing:
  2024-2026   8.01% (a)                  $  446.0   $  446.0
  Pollution control series maturing
     through 2027   6.43% (a)               105.6      106.0
                                            -----    -------
                                            551.6      552.0
Guarantee of Air Quality Development
    Obligations 6.10% Series due 2030       110.0      110.0
Senior Notes 6.875% Series due 2011         400.0         --
Senior Notes 6.25% Series due 2008          100.0      100.0
Senior Notes 8.25% Series due 2007          425.0      425.0
Senior Notes 6.67% Series due 2004 (b)      500.0      500.0
Notes maturing through 2007 - 7.83%          63.0       70.0
Obligation for capital lease                  5.4        4.9
Unamortized debt discount and
    premium (net)                            (4.2)      (3.4)
                                         ---------  --------
     Total                               $2,150.8   $1,758.5
                                         ========   ========

(a)  Weighted average interest rates for 2001 and 2000.
(b)  In March 2000, the interest rate adjusted from 6.32% to 6.67%

The amounts of maturities and mandatory redemptions for first mortgage bonds, notes, and the capital lease are (in millions) $8.1 in 2002, $9.1 in 2003, $511.1 in 2004, $13.1 in 2005, and $16.1 in 2006. Substantially all property of DP&L is subject to the mortgage lien securing the first mortgage bonds.

During 2001, $400 million of a series of senior notes due 2011 were issued with an interest rate of 6.875%. The issuance was part of a refinancing in which the proceeds were used to redeem $550 million of 8.5% trust preferred securities and retire short-term debt as discussed in Note 8.

During 2000, $425 million of a series of senior notes due 2007 were issued with an interest rate of 8.25%. The proceeds were used to finance the regional generation expansion, repurchase 31.3 million shares of DPL Inc. common shares, and reduce outstanding short-term debt.

DPL and its subsidiaries have $200 million available through revolving credit agreements with a consortium of banks. Facility fees are approximately $0.3 million per year. The primary purpose of the revolving credit facilities is to provide back-up liquidity for the commercial paper program. At December 31, 2001 and 2000, DPL had no outstanding borrowings under these credit agreements.

DP&L has $75.0 million available in short-term informal lines of credit. The commitment fees are immaterial. Borrowings at December 31, 2001 and 2000 were zero.

DPL had $12 million outstanding in commercial paper at year-end 2001 at an interest rate of 3.2% and no commercial paper outstanding at year-end 2000. DP&L had no outstanding commercial paper balances at December 31, 2001 and 2000.

--------------------------------------------------------------------------------
10.  Employee Stock Plans

In 2000, DPL's Board of Directors adopted and its shareholders approved The DPL Inc. Stock Option Plan. On February 1, 2000, options were granted at an exercise price of $21.00, which was above the market price of $19.06 per share on that date. The exercise price of options granted after that date approximated the market price of the stock on the date of grant. Options granted represent three-year awards, vest five years from the grant date, and expire ten years from the grant date. At December 31, 2001, there were 767,500 options available for grant.

Summarized stock option activity was as follows:

                                                  2001              2000
---------------------------------------------------------------------------
Options granted at beginning of year            7,610,000                --
   Granted                                        127,500         7,610,000

   Exercised                                           --                --
   Forfeited                                     (505,000)               --
                                               ----------        ----------
Outstanding at year-end                         7,232,500         7,610,000
Exercisable at year-end                                --                --
---------------------------------------------------------------------------
Weighted average option prices per share:
   At beginning of year                        $    22.10        $       --
     Granted                                        27.17             22.10
     Exercised                                         --                --
     Forfeited                                      24.97                --
   Outstanding at year-end                          21.99             22.10
   Exercisable at year-end                     $       --        $       --

The weighted-average fair value of options granted was $3.47 and $3.65 per share in 2001 and 2000, respectively. The fair values of the options were estimated as of the dates of grant using a Black-Scholes option pricing model utilizing the following assumptions:

                                           2001         2000
------------------------------------------------------------

Volatility                                 18.5%        18.5%
Expected life (years)                       5.1          5.1
Dividend yield rate                         3.6%         3.5%
Risk-free interest rate                     4.5%         6.8%

DPL has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for its employee stock options. Under APB 25, compensation expense of $2.3 million was recorded in 2001 and in 2000 for grants issued prior to the measurement date for accounting purposes. If DPL had used a fair-value method of accounting for stock-based compensation cost, reported net income for 2001 and 2000 would have been $214.9 and $242.1 million, respectively. Basic earnings per share for 2001 and 2000 would have been $1.80 and $1.90, respectively, and diluted earnings per share for 2001 and 2000 would have been $1.69 and $1.82, respectively.

The following table reflects information about stock options outstanding at December 31, 2001:


                                             Options Outstanding        Options Exercisable
                                           Weighted-
                                            Average      Weighted-                   Weighted-
                                          Contractual     Average                     Average
Range of Exercise                            Life        Exercise       Number       Exercise
    Prices          Number Outstanding    (in years)       Price      Exercisable      Price
----------------------------------------------------------------------------------------------
$21.00-$29.63             7,232,500           8.2          $21.99       --              --

----------------------------------------------------------------------------------------------

11.  Ownership of facilities

DP&L and other Ohio utilities have undivided ownership interests in seven electric generating facilities and numerous transmission facilities. Certain expenses, primarily fuel costs for the generating units, are allocated to the owners based on their energy usage. The remaining expenses, as well as investments in fuel inventory, plant materials and operating supplies, and capital additions, are allocated to the owners in accordance with their respective ownership interests. As of December 31, 2001, DP&L had $133 million of construction in progress at such facilities. DP&L's share of the operating cost of such facilities is included in the Consolidated Statement of Results of Operations, and its share of the investment in the facilities is included in the Consolidated Balance Sheet.

The following table presents DP&L's undivided ownership interest in such facilities at December 31, 2001:

                                                                DP&L
                                      DP&L Share             Investment
                                -----------------------    --------------
                                             Production      Gross Plant
                                Ownership     Capacity       in Service
                                   (%)          (MW)       ($ in millions)
--------------------------------------------------------------------------
Production Units:
  Beckjord Unit 6                  50.0         210             $ 57

  Conesville Unit 4                16.5         129               31
  East Bend Station                31.0         186              154
  Killen Station                   67.0         418              381
  Miami Fort Units 7&8             36.0         360              129
  Stuart Station                   35.0         823              260
  Zimmer Station                   28.1         365              996
Transmission (at
  varying percentages)                                            86

--------------------------------------------------------------------------

12.  Business Segment Reporting

DPL is a diversified regional merchant energy company. DPL's principal subsidiaries are DP&L and DPL Energy. DP&L provides electric services to 500,000 retail customers in West Central Ohio. DP&L also sold and distributed natural gas until October 31, 2000, at which time it sold its natural gas retail distribution assets and certain liabilities (see Note 3). DPL Energy operates over 4,000 megawatts of generation capacity and markets wholesale energy throughout the eastern half of the United States.

In prior years, DPL had two reportable operating segments: Electric and Natural Gas. As a result of the sale of the natural gas retail distribution operations, the Electric segment is the remaining reportable operating segment. Assets and related costs associated with DPL's transmission and distribution and base load and peaking generation operations are managed and evaluated as a single operating segment. Amounts attributed to segments below the quantitative thresholds for separate disclosure are reported as "Other," which primarily includes a natural gas supply management subsidiary, street lighting services, insurance, and financial support services. On June 30, 2001, DPL sold substantially all of its customer contracts at its natural gas supply management subsidiary. The sale of these contracts did not have a material effect on overall results.

                                                     For the years ended
                                                        December 31,
$ in millions                                    2001        2000        1999
-------------------------------------------------------------------------------
Net revenues:
Electric                                       $  881.2    $  839.8    $  792.8
Natural Gas                                          --        66.9        85.1
Other                                              13.4        13.1        12.7
                                               --------    --------    --------
   Total                                       $  894.6    $  919.8    $  890.6

Operating income:
Electric                                       $  448.2    $  426.5    $  352.7
Natural Gas                                          --        24.2        27.2
Other (a)                                           8.6        (6.0)       25.3
                                               --------    --------    --------
   Total operating income                         456.8       444.7       405.2
Investment income                                  53.8        85.9        47.6
Interest expense                                 (137.0)     (140.3)     (110.5)
Trust preferred distributions by
  subsidiary                                      (39.5)      (87.3)         --
Other income and deductions                         2.7       138.5       (10.1)
                                               --------    --------    --------
Income before income taxes,
   extraordinary item, and accounting
   change                                      $  336.8    $  441.5    $  332.2
                                               ========    ========    ========

Depreciation and amortization:
Electric                                       $  118.8    $  124.9    $  125.9
Natural Gas                                                     7.4         8.1
                                                    8.5         3.3         2.5
Other                                          --------    --------    --------
   Total                                       $  127.3    $  135.6    $  136.5
                                               ========    ========    ========

Expenditures - construction
   additions:
Electric                                       $  334.5    $  335.8    $  101.1
Natural Gas                                          --         7.1         9.6
                                                    4.4         1.0         0.7
Other                                          --------    --------    --------
   Total                                       $  338.9    $  343.9    $  111.4
                                               ========    ========    ========

Assets:
Electric segment                               $3,002.8    $2,836.6    $2,657.9
Natural Gas                                          --          --       321.7
Other                                               7.4        74.8        40.7
Unallocated corporate assets                    1,243.3     1,554.2     1,320.1
                                               --------    --------    --------
  Total Assets                                 $4,253.5    $4,465.6    $4,340.4
                                               ========    ========    ========

(a) Includes unallocated corporate items.

-------------------------------------------------------------------------------
13.  Reconciliation of Net Income to Net Cash Provided by Operating Activities

                                                         For the years ended
                                                            December 31,
$ in millions                                         2001      2000       1999
-------------------------------------------------------------------------------
Net income                                           $216.5   $ 243.5    $204.2
Adjustments:
   Depreciation and amortization                      127.3     135.6     136.5
   Amortization of trust preferred discount              --      50.0        --
   Income from investing activities                   (46.6)    (68.7)    (39.1)
   Non-cash extraordinary item, net of tax               --      41.4        --
   Gain on sale of natural gas retail distribution
      operations                                         --    (182.5)       --
   Amortization of regulatory assets, net              46.9      16.3      25.8
   Operating expense provisions                        (8.1)     17.8     (21.0)
   Deferred income taxes                               20.6     (79.5)     15.4
   Other deferred credits                             (54.4)     29.0       2.3
   Accounts receivable                                 77.0     (45.8)      9.6
   Accounts payable                                   (30.1)     (4.6)     26.5
   Accrued taxes payable                              (38.1)     60.7       5.4
   Inventory                                          (15.5)     (6.1)     19.3
   Other                                               14.4      (3.6)     (2.9)
                                                     ------    ------    ------
Net cash provided by operating activities            $309.9   $ 203.5    $382.0
                                                     ======   =======    ======

--------------------------------------------------------------------------------
14.  Fair Value of Financial Instruments

                                                                         At December 31,
                                                          2001                                      2000
                                       ----------------------------------------   --------------------------------------
                                                    Gross Unrealized                         Gross Unrealized
                                                    ----------------                Fair     ----------------
$ in millions                          Fair Value   Gains    Losses      Cost       Value    Gains    Losses     Cost
------------------------------------------------------------------------------------------------------------------------
Assets
Available-for-sale equity securities    $1,147.2    $51.5   $(121.4)   $1,217.1   $1,336.9   $199.4   $(33.2)   $1,170.7

Held-to-maturity securities:
   Debt securities (a)                      45.7       --      (0.2)       45.9       50.2      0.8       --        49.4
   Temporary cash investments                 --       --        --          --      112.3       --       --
                                        --------    -----   -------    --------   --------   ------   ------
       Total                            $1,192.9    $51.5   $(121.6)   $1,263.0   $1,499.4   $200.2   $(33.2)   $1,332.4

Liabilities (b)
Debt                                    $2,246.3                       $2,171.0   $1,795.0                      $1,765.5

Capitalization
Unallocated stock in ESOP               $  114.3                       $   60.5   $  163.1                      $   62.7

(a)  Maturities range from 2002 to 2010.
(b)  Includes current maturities.

Gross realized gains (losses) were $89.4 and $(60.4) in 2001, $56.6 and $(5.2) million in 2000, $29.1 and $(1.2) million in 1999, respectively.

--------------------------------------------------------------------------------
15.  Earnings per Share

Basic earnings per share are based on the weighted-average number of common shares outstanding during the year. Diluted earnings per share are based on the weighted-average number of common and common equivalent shares outstanding during the year.

The following illustrates the reconciliation of the numerators and denominators of the basic and diluted EPS computations for income before extraordinary item and cumulative effect of accounting change (1999 is not presented because no potentially dilutive securities were outstanding in that year):

                                          2001                       2000
                                 -----------------------   -----------------------
                                  (a)               Per      (b)              Per
                                 Income   Shares   Share   Income   Shares   Share
                                 ------   ------   -----   ------   ------   -----
Basic EPS.....................   $215.5    119.1   $1.81   $284.9    127.7   $2.23

Effect of Dilutive Securities
Warrants......................               6.6                       4.5
Stock Option Plan.............               0.9                       0.7
                                           -----                     -----

Diluted EPS...................   $215.5    126.6   $1.70   $284.9    132.9   $2.14
                                           =====                     =====

(a) Income before cumulative effect of accounting change
(b) Income before extraordinary item

Report of Independent Accountants

PricewaterhouseCoopers LLP

To the Board of Directors and Shareholders of DPL Inc.

     In our opinion, the accompanying Consolidated Balance Sheet and the related Consolidated Statements of Results of Operations, of Shareholders' Equity, and of Cash Flows present fairly, in all material respects, the financial position of DPL Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/  PricewaterhouseCoopers LLP
Dayton, Ohio
January 28, 2002

Selected Quarterly Information  (Unaudited)

                                                                   For the Three Months Ended
                                            March 31,          June 30,         September 30,        December 31,
$ in millions except per share           2001     2000     2001       2000      2001      2000      2001      2000
amounts
----------------------------------------------------------------------------------------------------------------------

Electric revenues                       $294.3   $258.9   $286.7     $262.2    $350.9    $303.4    $254.3    $283.5
Gas revenues                                --    101.5       --       31.1        --      33.3        --      17.9

Income before income taxes,
   extraordinary item, and
accounting change                        104.8     82.8     51.8       23.5     136.5      83.3      43.7     251.9
Income before extraordinary item
and accounting change                     62.8     50.1     34.4       15.8      85.8      53.2      32.5     165.8
Net income                                63.8     50.1     34.4       15.8      85.8      11.8      32.5     165.8
Earnings per share of common stock:
Basic
-----
Before extraordinary item and
   accounting change                      0.52     0.34     0.29(a)    0.13      0.72      0.44      0.27(c)   1.38(d)
 Net income                               0.53     0.34     0.29(a)    0.13      0.72      0.10(b)   0.27(c)   1.38(d)
Diluted
-------
Before extraordinary item and
   accounting change                      0.49     0.34     0.27       0.12      0.69      0.41      0.26      1.27
Net income                                0.49     0.34     0.27       0.12      0.69      0.09      0.26      1.27
Dividends paid per share                 0.235    0.235    0.235      0.235     0.235     0.235     0.235     0.235
Common stock market price  -High         32.38    22.31    30.99      24.38     28.90     30.71     25.29     33.69
                           -Low          25.65    16.63    26.95      21.94     22.87     22.75     22.30     26.69

(a)  Results include charges for a voluntary early retirement program (see Note
     6).
(b) Results include extraordinary item associated with the deregulation order (see Note 4).
(c)  Results include charges for a non-union workforce reduction program (see
     Note 6).
(d) Results include the gain on the sale of the natural gas retail distribution operations (see Note 3).

Financial and Statistical Summa y                                       DPL Inc.

                                                          2001        2000         1999      1998        1997
--------------------------------------------------------------------------------------------------------------
             For the years ended December 31,
DPL Inc.:    Earnings per share of common stock..       $   1.81(a)     2.23(b)     1.35       1.24       1.20
             Dividends paid per share                   $   0.94        0.94        0.94       0.94       0.91
             Dividend payout ratio                      %   51.9(a)     42.2(b)     69.6       75.8       75.8
             Income before extraordinary item and
                effect of accounting change             $  215.5       284.9       204.2      189.1      181.4
             Electric revenues (millions)               $1,186.2     1,108.0     1,056.0    1,070.7    1,007.8
             Gas revenues (millions)                    $     --       183.8       215.0      211.2      244.4
             Total construction additions (millions)    $  338.9       343.9       166.5      111.4      110.6
             Market value per share at December 31      $  24.08       33.19       17.31      21.63      19.19

DPL Inc.:    Electric sales (millions of kWh) --
                Residential                                4,909       4,816       4,725      4,790      4,788
                Commercial                                 3,618       3,539       3,390      3,518      3,408
                Industrial                                 4,568       4,851       4,876      4,655      4,749
                Other retail                               1,369       1,371       1,305      1,360      1,330
                                                        --------     -------     -------    -------    -------
                  Total retail                            14,464      14,577      14,296     14,323     14,275
                                                        --------     -------     -------     ------    -------
                Wholesale                                  3,591       2,946       2,571      3,158      2,334
                                                        --------     -------     -------    -------    -------
                  Total                                   18,055      17,523      16,867     17,481     16,609

             Gas sales (thousands of MCF) -- (c)
                Residential                                   --      18,538      24,450     24,877     29,277
                Commercial                                    --       5,838       7,647      7,433      9,567
                Industrial                                    --       2,034       2,246      1,916      2,520
                Other                                         --         776       1,182      1,699      2,153
                Transported gas                                       16,105      20,190     17,788     18,523
                                                                     -------     -------    -------     ------
                  Total                                       --      43,291      55,715     53,713     62,040

             At December 31,
DPL Inc.:    Book value per share                       $    6.91       7.43        9.65       9.01       8.45
             Total assets (millions)                    $ 4,253.5    4,465.6     4,340.4    3,855.9    3,585.2
             Long-term debt (millions)                  $ 2,150.8    1,758.5     1,336.6    1,065.9      971.0
             Trust preferred securities                 $   292.4      550.0          --         --         --

DP&L:        First mortgage bond ratings --
                Standard & Poor's Corporation                BBB+        BBB+         AA-        AA-        AA-
                Moody's Investors Service                     A2          A2         Aa3        Aa3        Aa3

             Number of Shareholders
DPL Inc.:    Common                                       33,729      35,903      39,399     41,791     43,689
DP&L:        Preferred                                       476         471         509        559        625

(a) Represents Basic Earnings Per Share before cumulative effect of accounting change. Basic EPS and the dividend payout ratio for 2001 were $1.87 and 50.3%, respectively, before non-recurring items (see Note 6).
(b) Represents Basic Earnings Per Share before extraordinary item. Basic EPS and the dividend payout ratio for 2000 were $1.56 and 60.3%, respectively, before non-recurring (see Notes 3 and 8) and extraordinary items (see Note
     4).
(c) On October 31, 2000, DP&L completed the sale of its natural gas retail distribution assets and certain liabilities (see Note 3).